File Nos. 333-90405
                                                                  811-5200
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                  [ ]
  Pre-Effective Amendment No. 1                                          [X]
  Post-Effective Amendment No.                                           [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          [ ]
  Amendment No. 37                                                       [X]

                      (Check appropriate box or boxes.)

     COVA VARIABLE ANNUITY ACCOUNT ONE
     __________________________________
     (Exact Name of Registrant)

     COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
     _______________________________________________
     (Name of Depositor)

     One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois        60181-4644
     ______________________________________________________        __________
     (Address of Depositor's Principal Executive Offices)          (Zip Code)

Depositor's Telephone Number, including Area Code   (800) 831-5433

     Name and Address of Agent for Service
          Lorry J. Stensrud, President
          Cova Financial Services Life Insurance Company
          One Tower Lane, Suite 3000
          Oakbrook Terrace, Illinois  60181-4644
          (800) 523-1661


     Copies to:
          Judith A. Hasenauer            and   Bernard J. Spaulding
          Blazzard, Grodd & Hasenauer, P.C.    Senior Vice President,
          P.O Box 5108                         General Counsel and Secretary
          Westport, CT  06881                  Cova Financial Services
          (203) 226-7866                       Life Insurance Company
                                               One Tower Lane, Suite 3000
                                               Oakbrook Terrace, IL 60181-4644


Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this Filing.

Title of Securities Registered:
     Individual Variable Annuity Contracts

===============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================


          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           --------------------------------
          PART A

Item 1.   Cover Page . . . . . . . . . . . . . .   Cover Page

Item 2.   Definitions  . . . . . . . . . . . . .   Index of Special Terms

Item 3.   Synopsis . . . . . . . . . . . . . . .   Summary

Item 4.   Condensed Financial Information  . . .   Not Applicable


Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies . .   Other Information - Cova; The
                                                   Separate Account; Investment
                                                   Options

Item 6.   Deductions and Expenses. . . . . . . .   Expenses

Item 7.   General Description of Variable
          Annuity Contracts. . . . . . . . . . .   The Annuity Contract

Item 8.   Annuity Period . . . . . . . . . . . .   Income Phase

Item 9.   Death Benefit. . . . . . . . . . . . .   Death Benefit

Item 10.  Purchases and Contract Value . . . . .   Purchase

Item 11.  Redemptions. . . . . . . . . . . . . .   Access to Your Money

Item 12.  Taxes. . . . . . . . . . . . . . . . .   Taxes

Item 13.  Legal Proceedings. . . . . . . . . . .   None

Item 14.  Table of Contents of the Statement of
          Additional Information . . . . . . . .   Table of Contents of the
                                                   Statement of Additional
                                                   Information

          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           -----------------------
          PART B

Item 15.  Cover Page . . . . . . . . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . .   Table of Contents

Item 17.  General Information and History. . . .   Company

Item 18.  Services . . . . . . . . . . . . . . .   Not Applicable

Item 19.  Purchase of Securities Being Offered .   Not Applicable

Item 20.  Underwriters . . . . . . . . . . . . .   Distribution

Item 21.  Calculation of Performance Data. . . .   Performance Information

Item 22.  Annuity Payments . . . . . . . . . . .   Annuity Provisions

Item 23.  Financial Statements . . . . . . . . .   Financial Statements



                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.




                                     PART A



                       THE SERIES A FIXED AND VARIABLE ANNUITY

                                    ISSUED BY

                        COVA VARIABLE ANNUITY ACCOUNT ONE

                                       AND

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY


This prospectus describes the Series A Fixed and Variable Annuity Contract offered by Cova Financial Services Life Insurance Company (Cova).

The annuity contract has 19 investment choices - a fixed account which offers an interest rate which is guaranteed by Cova, and 18 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios (except as noted).

AIM VARIABLE INSURANCE FUNDS, INC.:
MANAGED BY A I M ADVISORS, INC.
   AIM V.I. Capital Appreciation Fund
   AIM V.I. Value Fund

COVA SERIES TRUST:
MANAGED BY J.P. MORGAN
INVESTMENT MANAGEMENT INC.:
   Select Equity Portfolio
   Small Cap Stock Portfolio
   International Equity Portfolio
   Quality Bond Portfolio
   Large Cap Stock Portfolio

MANAGED BY LORD, ABBETT & CO.:
   Bond Debenture Portfolio
   Mid-Cap Value Portfolio
   Large Cap Research Portfolio
   Developing Growth Portfolio
   Lord Abbett Growth and Income Portfolio

GENERAL AMERICAN CAPITAL
COMPANY:
MANAGED BY CONNING
ASSET MANAGEMENT COMPANY
   Money Market Fund

TEMPLETON VARIABLE PRODUCTS SERIES FUND, CLASS 1 SHARES:
MANAGED BY FRANKLIN ADVISERS, INC.
   Franklin Small Cap Investments Fund
   Franklin Growth Investments Fund*

MANAGED BY TEMPLETON INVESTMENT COUNSEL, INC.
   Templeton International Fund
   Templeton Stock Fund
   Templeton Bond Fund


* Effective December 15, 1999, the fund's name changed to Franklin Large Cap Growth Investments Fund.

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Cova Fixed and Variable Annuity Contract.

To learn more about the Cova Series A Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated February ___, 2000. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at (800) 523-1661 or write us at: One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

The Contracts:

     * are not bank deposits
     * are not federally insured
     * are not endorsed by any bank or government agency
     * are not guaranteed and may be subject to loss of principal

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


February ___, 2000



                              TABLE OF CONTENTS

                                                                        PAGE
INDEX OF SPECIAL TERMS

SUMMARY

FEE TABLE


THE ANNUITY CONTRACT

ANNUITY PAYMENTS (THE INCOME PHASE)

PURCHASE
Purchase Payments
Allocation of Purchase Payments
Accumulation Units

INVESTMENT OPTIONS
AIM Variable Insurance Funds, Inc.
Cova Series Trust
General American Capital Company
Templeton Variable Products Series Fund
Transfers
Dollar Cost Averaging Program
Automatic Rebalancing Program
Voting Rights
Substitution

EXPENSES
Insurance Charges
Contract Maintenance Charge
Sales Charge
Reduction or Elimination of the Sales Charge
Premium Taxes
Transfer Fee
Income Taxes
Investment Portfolio Expenses

TAXES
Annuity Contracts in General
Qualified and Non-Qualified Contracts
Withdrawals - Non-Qualified Contracts
Withdrawals - Qualified Contracts
Withdrawals - Tax-Sheltered Annuities
Diversification

ACCESS TO YOUR MONEY
Systematic Withdrawal Program

PERFORMANCE

DEATH BENEFIT
Upon Your Death
Death of Annuitant

OTHER INFORMATION
Cova
The Separate Account
Distributor
Ownership
Beneficiary
Assignment
Suspension of Payments or Transfers
Financial Statements

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

APPENDIX - Performance Information




                            INDEX OF SPECIAL TERMS


Because of the complex nature of the contract, we have used certain words or terms in this Prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.

                                                                       Page

Accumulation Phase.......................................................
Accumulation Unit........................................................
Annuitant................................................................
Annuity Date.............................................................
Annuity Options..........................................................
Annuity Payments.........................................................
Annuity Unit.............................................................
Beneficiary..............................................................
Fixed Account............................................................
Income Phase.............................................................
Investment Portfolios....................................................
Joint Owner..............................................................
Non-Qualified............................................................
Owner....................................................................
Purchase Payment (including Gross Purchase Payment and
   Net Purchase Payment).................................................
Qualified................................................................
Tax Deferral.............................................................


SUMMARY

The sections in this summary correspond to sections in this prospectus which discuss the topics in more detail.

THE ANNUITY CONTRACT. The fixed and variable annuity contract offered by Cova is a contract between you, the owner, and Cova, an insurance company. The contract provides a means for investing on a tax-deferred basis. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

This contract offers 18 investment portfolios. These portfolios are designed to offer a better return than the fixed account. However, this is NOT guaranteed. You can also lose your money.

The contract also offers a fixed account with an interest rate that is guaranteed by Cova. While your money is in the fixed account, we guarantee the interest your money will earn as well as your principal.

You can put money into any or all of the investment portfolios (except as noted) and the fixed account. You can transfer between accounts up to 12 times a year without charge or tax implications. After 12 transfers, the charge is $25.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your contract.

ANNUITY PAYMENTS (THE INCOME PHASE). If you want to receive regular income from your annuity, you can choose one of three payment plans (we call them annuity options). Once you begin receiving regular payments, you cannot change your annuity option.

PURCHASE.   You  can  buy  this   contract   with  $5,000  or  more  under  most
circumstances. You can add $500 or more any time you like during the accumulation phase. We will not issue a contract to someone over age 90. Your registered representative can help you complete the proper forms.

INVESTMENT OPTIONS. You can put your money in any or all of the investment portfolios which are described in the prospectuses for the funds.




Depending upon market conditions and the performance of the portfolio(s) you select, you can make or lose money in any of these portfolios.

EXPENSES. The contract has insurance and investment features. There are costs related to each.

   Each year Cova deducts a $30 contract maintenance charge from your contract. During the accumulation phase, Cova currently waives this charge if the value of your contract is at least $50,000.

     Cova also deducts a mortality and expense risk charge which is equivalent, on an annual basis, to .85% of the average daily value of your contract allocated to the investment portfolios.

     Cova will deduct a sales charge from each purchase payment you make before it allocates your money to the investment portfolios and/or the fixed account. The amount of the sales charge varies depending upon the amount of the purchase payments you make and the value of your contract at the time Cova receives your purchase payment. Cova will also take into account the amount of purchase payments which you represent in writing will be made during a 13-month period. The larger your purchase payments and contract value are, the less your sales charge will be. The charge ranges from 5.75% to 1.00%.

     When you begin receiving regular income payments from your annuity, Cova may assess a state premium tax charge which ranges from 0%-4%, depending upon the state.

     There are also investment charges which currently range from .205% to 1.30% of the average daily value of the investment portfolio depending upon the investment portfolio.

TAXES. Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

ACCESS TO YOUR MONEY. You can take money out at any time during the accumulation phase. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit.

OTHER INFORMATION.

     Free Look. If you cancel the contract within 10 days after receiving it (or whatever period is required in your state), we will send your money back. Cova will refund the value of your contract plus the sales charge determined as of the business day that the refund is made. In certain states, or if you buy the contract as an IRA, we may be required to refund the gross purchase payment.

     No Probate. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

     Who should purchase the Contract? This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state income tax brackets. You should not buy this contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

     Additional Features. This contract has additional features you might be interested in. These include:

     Systematic Withdrawal Program - You can arrange to have money automatically sent to you each month while your contract is still in the accumulation phase. Of course, you may have to pay taxes on money you receive.

     Dollar Cost Averaging Program - You can arrange to have a regular amount of money automatically invested in investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase.

     Automatic Rebalancing - You can arrange to automatically readjust the money between investment portfolios periodically to keep the blend you select.

These  features may not be suitable for your particular situation.

INQUIRIES.  If you need more information, please contact us at:

                     Cova Life Sales Company
                     One Tower Lane, Suite 3000
                     Oakbrook Terrace, IL 60181
                     800-523-1661

                     Service Office
                     P.O. Box 10366
                     Des Moines, IA 50306-0366
                     800-343-8496
                     For Express Mail Only:
                     4700 Westown Parkway, Suite 200
                     West Des Moines, IA 50266-6718

                 COVA VARIABLE ANNUITY ACCOUNT ONE FEE TABLE

     The purpose of the Fee Table is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the separate account as well as the investment portfolios.


OWNER TRANSACTION EXPENSES

Sales Charge (See Note 1 below)
(as a percentage of gross purchase payment)

                  Owner's Investment                Sales Charge
                  ------------------                -------------

                  Less than $50,000                    5.75%
                  $50,000-$99,999.99                   4.50%
                  $100,000 - $249,999.99               3.50%
                  $250,000-$499,999.99                 2.50%
                  $500,000-$999,999.99                 2.00%
                  $1,000,000 or greater                1.00%

Transfer Fee (see Note 2 below)                   No charge for first 12 transfers in a
                                                  contract year; thereafter, the fee is
                                                  $25 per transfer.

CONTRACT MAINTENANCE CHARGE (see Note 3 below)    $30 per contract per year



SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and Expense Risk Charge            .85%
                                            ------
Total Separate Account Annual Expenses       .85%


INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

                                                                           Other Expenses
                                                                           (after expense
                                                    Management             reimbursement for            Total Annual
                                                    Fees                   certain Portfolios)          Portfolio Expenses
                                                    -----------            ----------------------       ------------------

AIM VARIABLE INSURANCE FUNDS, INC.
Managed by A I M Advisors, Inc.
   AIM V.I. Capital Appreciation Fund                  .62%                         .05%                      .67%
   AIM V.I. Value Fund                                 .61%                         .05%                      .66%

COVA SERIES TRUST(a)
Managed by J.P. Morgan Investment Management Inc.
   Select Equity Portfolio                             .68%                         .18%                      .86%
   Small Cap Stock Portfolio                           .85%                         .27%                     1.12%
   International Equity Portfolio                      .80%                         .28%                     1.08%
   Quality Bond Portfolio                              .55%                         .10%                      .65%
   Large Cap Stock Portfolio                           .65%                         .10%                      .75%
 Managed by Lord, Abbett & Co.
   Bond Debenture Portfolio                            .75%                         .10%                      .85%
   Mid-Cap Value Portfolio                            1.00%                         .30%                     1.30%
   Large Cap Research Portfolio                       1.00%                         .30%                     1.30%
   Developing Growth Portfolio                         .90%                         .30%                     1.20%
   Lord Abbett Growth and Income Portfolio (b)         .65%                         .07%                      .72%

GENERAL AMERICAN CAPITAL COMPANY
Managed by Conning Asset
Management Company
   Money Market Fund                                  .125%                         .08%                     .205%

TEMPLETON VARIABLE PRODUCTS SERIES FUND, CLASS 1 SHARES
Managed by Franklin Advisers, Inc.
   Franklin Small Cap Investments Fund (c)             .15%                          .85%                     1.00%
   Franklin Growth Investments Fund (d)                .00%                         1.00%                     1.00%
Managed by Templeton Investment Counsel, Inc.
   Templeton International Fund                        .69%                          .17%                      .86%
   Templeton Stock Fund                                .70%                          .19%                      .89%
   Templeton Bond                                      .50%                          .23%                      .73%


     (a) Since May 1, 1996, Cova has been reimbursing the investment portfolios of Cova Series Trust for all operating expenses (exclusive of the management fees) in excess of approximately .10%. Beginning May 1, 1999, Cova has discontinued this reimbursement arrangement for the Select Equity, Small Cap Stock and International Equity Portfolios. Therefore, the amounts shown above under "Other Expenses" have been restated to reflect the actual expenses for these Portfolios for the year ended December 31, 1998. Also effective May 1, 1999, Cova began reimbursing the Mid-Cap Value, Large Cap Research and
Developing Growth Portfolios for all operating expenses (exclusive of the management fees) in excess of approximately .30%,instead of .10%. This change is reflected above under "Other Expenses" for these three Portfolios. Absent the expense reimbursement, the percentages shown for total annual portfolio expenses for the year ended December 31, 1998 would have been .86% for the Quality Bond Portfolio, .94% for the Large Cap Stock Portfolio, .93% for the Bond Debenture Portfolio, 1.68% for the Mid-Cap Value Portfolio, 1.95% for the Large Cap Research Portfolio, and 1.70% for the Developing Growth Portfolio.

     (b) Estimated. The Portfolio commenced investment operations on January 8, 1999.

     (c) Figures reflect expenses from the Fund's inception on May 1, 1998, which have been annualized for the management fees and estimated for other expenses. The investment manager agreed in advance to limit management fees and make certain payments to reduce Fund expenses as necessary so that Total Annual Portfolio Expenses did not exceed 1.00% of the Fund's Class 1 net assets in 1998. The investment manager has agreed to continue this arrangement through 1999. Management Fees, Other Expenses and Total Annual Portfolio Expenses in 1998 before any waivers were .75%, 1.00% and 1.75% for the Franklin Small Cap Investments Fund.

     (d) Figures reflect expenses from the Fund's inception on May 1, 1998, which have been annualized for the management fees and estimated for other expenses. The investment manager agreed in advance to limit management fees and make certain payments to reduce Fund expenses as necessary so that Total Annual Portfolio Expenses did not exceed 1.00% of the Fund's Class 1 net assets in 1998. The investment manager has agreed to continue this arrangement through 1999. Management Fees, Other Expenses and Total Annual Portfolio Expenses in 1998 before any waivers were .60%, 4.08% and 4.68% for the Franklin Growth Investments Fund.

EXAMPLES:

The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

For purposes of the examples, the assumed average contract size is $30,000.

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets regardless of whether you surrender your contract at the end of each time period:

                                                                Time         Periods
                                                     1 year     3 years      5 years      10 years


AIM VARIABLE INSURANCE FUNDS, INC.
Managed by A I M Advisors, Inc.
   AIM V.I. Capital Appreciation Fund               $74.02      $108.57      $145.24     $247.19

   AIM V.I. Value Fund                              $73.92      $108.28      $144.75     $246.17

COVA SERIES TRUST
Managed by J.P. Morgan Investment Management Inc.
   Select Equity Portfolio                          $75.82      $114.05      $154.50      $266.26

   Small Cap Stock Portfolio                        $78.29      $121.50      $167.01      $291.73

   International Equity Portfolio                   $77.91      $120.36      $165.10      $287.86

   Quality Bond Portfolio                           $73.83      $107.99      $144.26      $245.16

   Large Cap Stock Portfolio                        $74.78      $110.88      $149.15      $255.27

Managed by Lord, Abbett & Co.
   Bond Debenture Portfolio                         $75.73      $113.76      $154.01      $265.27

   Mid-Cap Value Portfolio                          $79.99      $126.62      $175.58      $308.94

   Large Cap Research Portfolio                     $79.99      $126.62      $175.58      $308.94

   Developing Growth Portfolio                      $79.04      $123.78      $170.83      $299.42

   Lord Abbett Growth and Income Portfolio          $74.49      $110.01      $147.69      $252.24

GENERAL AMERICAN CAPITAL COMPANY
Managed by Conning Asset Management Company
   Money Market Fund                                $69.59      $ 95.01      $122.20      $198.80

TEMPLETON VARIABLE PRODUCTS SERIES FUND,
CLASS 1 SHARES
Managed by Franklin Advisers, Inc.
   Franklin Small Cap Investments Fund              $77.15      $118.07      $161.26      $280.06

   Franklin Growth Investments Fund                 $77.15      $118.07      $161.26      $280.06

Managed by Templeton Investment Counsel, Inc.

   Templeton International Fund                     $75.82      $114.05      $154.50      $266.26

   Templeton Stock Fund                             $76.11      $114.91      $155.95      $269.24

   Templeton Bond Fund                              $74.59      $110.30      $148.17      $253.25



EXPLANATION OF FEE TABLE

     1. You may be entitled to a reduced sales charge if: 1) you indicate in writing that you will make additional purchase payments to your contract during a 13-month period; and 2) if the amount of the owner's investment (purchase payment plus contract value) falls within certain dollar ranges. See "Expenses" for a discussion of how the sales charge is determined.

     2. Cova will not charge you the transfer fee even if there are more than 12 transfers in a year if the transfer is under the Dollar Cost Averaging or Automatic Rebalancing Programs.

     3. During the accumulation phase, Cova will not charge the contract maintenance charge if the value of your contract is $50,000 or more, although, if you make a complete withdrawal, Cova will charge the contract maintenance charge.

     4. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.


THE ANNUITY CONTRACT

This Prospectus describes the Series A Fixed and Variable Annuity Contract offered by Cova.

An annuity is a contract between you, the owner, and an insurance company (in this case Cova), where the insurance company promises to pay an income to you, in the form of annuity payments, beginning on a designated date that is at least one month after we issue your contract. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends upon the investment performance of the investment portfolios you select for the income phase.

The contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed by Cova. Cova guarantees that the interest rate credited to the fixed account will not be less than 3% per year. If you select the fixed account, your money will be placed with the other general account assets of Cova. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase.

As owner of the contract, you exercise all rights under the contract. You can change the owner at any time by notifying Cova in writing. You and your spouse can be named joint owners. We have described more information on this under "Other Information."

ANNUITY PAYMENTS (THE INCOME PHASE)

Selecting an Annuity Date

Under the contract you can receive regular income payments. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first day of a calendar month.

We ask you to choose your annuity date when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. Your annuity date cannot be any earlier than one month after you buy the contract. Annuity payments must begin by the first day of a calendar month following the annuitant's 85th birthday or 10 years from the date the contract was issued, whichever is later.

Annuity Payments

Unless you designate another person to receive the annuity payments, Cova will pay you the annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from:

       the fixed account (fixed annuity payout);

       the investment portfolio(s) (variable annuity payout); or

       a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things:

     1) the value of your contract in the investment portfolio(s) on the annuity date,

     2) the assumed investment rate used in the annuity table for the contract, and

     3) the performance of the investment portfolios you selected.

If the actual performance exceeds the assumed investment rate (AIR), your annuity payments will increase. Similarly, if the performance is less than the AIR, your annuity payments will decrease. Currently, the AIR is 3%. Cova may change the AIR or add AIRs in the future.

Annuity payments will be paid in monthly installments or at any frequency acceptable to Cova. Each annuity payment will be reduced by a pro-rata portion of the contract maintenance charge. (See "Expenses").

Annuity payments are made monthly unless you have less than $5,000 to apply toward a payment. In that case, Cova may pay your annuity payment in a single lump sum. Likewise, if your annuity payments would be less than $100 a month, Cova has the right to change the frequency of payments so that your annuity payments are at least $100.

Selecting an Annuity Option

You can choose among income plans. We call those annuity options. We ask you to choose an annuity option when you purchase the contract. If you do not choose an annuity option at the time you purchase the contract, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments. You can change the annuity option at any time before the annuity date with 30 days notice to us.

You can choose one of the following annuity options or any other annuity option acceptable to Cova. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make periodic annuity payments so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments.

OPTION 2. LIFE ANNUITY WITH 5, 10 OR 20 YEARS GUARANTEED. Under this option, we will make periodic annuity payments so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period. If you do not want to receive annuity payments, you can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make periodic annuity payments so long as the annuitant and a second person are both alive. When either of these people dies, we will continue to make annuity payments so long as the survivor continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 66 2/3% or 50% of the amount that we would have paid if both were alive.

PURCHASE

PURCHASE PAYMENTS

A purchase payment is the money you give us to purchase the contract. When you make a purchase payment (we call this the "gross purchase payment"), we will deduct the sales charge and any applicable premium taxes before we allocate it to the investment portfolio(s) and/or the fixed account (we call this the "net purchase payment"). See "Expenses" for a discussion of the sales charge.

The minimum gross purchase payment we will accept is $5,000 when the contract is purchased as a non-qualified contract. If you are purchasing the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum gross purchase payment we will accept is $2,000. The maximum gross purchase payments we accept are $1 million without our prior approval. You can make additional gross purchase payments of $500 or more to any type of contract any time during the accumulation phase.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your net purchase payment to the fixed account and/or one or more of the investment portfolios you have selected. If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. Currently, you may allocate your money to any of the investment portfolios. Cova reserves the right to limit the number of investment portfolios you may invest in at any one time in the future. There is a $500 minimum allocation requirement for the fixed account and for each investment portfolio.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

Free Look

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or the period required in your state). Cova will refund the contract value plus the sales charge determined as of the business day that the refund is made, which may be less than your gross purchase payment. In certain states, or if you have purchased the contract as an IRA, we may be required to refund your gross purchase payment if you decide to cancel your contract within 10 days after receiving it (or whatever period is required in your state).

ACCUMULATION UNITS

The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an annuity unit.

Every business day we determine the value of an accumulation unit for each of the investment portfolios. We do this by:

     1. determining the total amount of money invested in the particular investment portfolio;

     2. subtracting from that amount the mortality and expense risk charge and any other charges such as taxes we have deducted; and

     3. dividing this amount by the number of outstanding accumulation units.

The value of an accumulation unit may go up or down from business day to business day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the net purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

EXAMPLE:

On Monday we receive an additional purchase payment from you. The amount of the net purchase payment is $5,000. You have told us you want this to go to the Quality Bond Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Quality Bond Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Quality Bond Portfolio.

INVESTMENT OPTIONS

The contract offers 18 investment portfolios which are listed below. Additional investment portfolios may be available in the future.

The investment objectives and policies of certain investment portfolios are similar to the investment objectives and policies of other mutual funds that certain of the investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

Shares of the investment portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with Cova. Certain investment portfolios may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

Cova may enter into certain  arrangements  under which it is  reimbursed  by the
investment   portfolios'  advisers,   distributors  and/or  affiliates  for  the
administrative services that it provides to the portfolios.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING.


AIM VARIABLE INSURANCE FUNDS, INC.

AIM Variable Insurance Funds, Inc. is a management investment company with multiple portfolios. A I M Advisors, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

AIM V.I. Capital Appreciation Fund
AIM V.I. Value Fund

COVA SERIES TRUST

Cova Series Trust is managed by Cova Investment Advisory Corporation (Cova Advisory), which is an affiliate of Cova. Cova Series Trust is a mutual fund with multiple portfolios. Each investment portfolio has a different investment objective. Cova Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following investment portfolios are available under the contract:

J.P.  MORGAN  INVESTMENT  MANAGEMENT  INC. IS THE  SUB-ADVISER  TO THE FOLLOWING
PORTFOLIOS:

Select Equity Portfolio
Small Cap Stock Portfolio
International Equity Portfolio
Quality Bond Portfolio
Large Cap Stock Portfolio

LORD, ABBETT & CO. IS THE SUB-ADVISER TO THE FOLLOWING PORTFOLIOS:

Bond Debenture Portfolio
Mid-Cap Value Portfolio
Large Cap Research Portfolio
Developing Growth Portfolio
Lord Abbett Growth and Income Portfolio

GENERAL AMERICAN CAPITAL COMPANY

General American Capital Company is a mutual fund with multiple portfolios. Each portfolio is managed by Conning Asset Management Company. The following portfolio is available under the contract:

Money Market Fund

TEMPLETON VARIABLE PRODUCTS SERIES FUND

Templeton Variable Products Series Fund is a mutual fund with multiple portfolios. Templeton Variable Products Series Fund issues two classes of shares
- Class 1 and Class 2. Only shares of Class 1 are available under your contract. Franklin Advisers, Inc. is the investment manager of the Franklin Growth Investments Fund and the Franklin Small Cap Investments Fund. Templeton
Investment Counsel, Inc. is the investment manager of the Templeton International Fund, the Templeton Bond Fund and the Templeton Stock Fund. The following portfolios are available under the contract:

Franklin Small Cap Investments Fund
Franklin Growth Investments Fund *
Templeton International Fund
Templeton Stock Fund
Templeton Bond Fund


* Effective December 15, 1999 the fund's name changed to Franklin Large Cap Growth Investments Fund and its principal strategies and risks were restated to those of investing primarily in large cap growth companies.

TRANSFERS

You can transfer money among the fixed account and the investment portfolios. Cova has reserved the right during the year to terminate or modify the transfer provisions described below.

You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your contract. You can make a transfer to or from the fixed account and to or from any investment portfolio. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer. The following apply to any transfer during the accumulation phase:

     1. The minimum amount which you can transfer is $500 or your entire value in the investment portfolio or fixed account. The minimum amount which must remain in an investment portfolio and/or the fixed account after a transfer is $500.

     2.  Your  request  for  transfer  must  clearly   state  which   investment
portfolio(s) or the fixed account are involved in the transfer.

     3. Your request for transfer must clearly state how much the transfer is for.

     4. We will process your transfer as of the end of the business day when our Service Office receives an acceptable transfer request which contains all required information (including the amount which is to be transferred and the investment portfolio(s) and/or fixed account involved in the transfer).

     5. Neither Cova nor its Service Office is liable for a transfer made in accordance with your instructions.

    6. Cova reserves the right to restrict the number of transfers per year and to restrict transfers from being made on consecutive business days.

     7. Your right to make transfers is subject to modification if Cova determines, in Cova's sole opinion, that the exercise of the right by one or more owners is or would be to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by Cova to be to the disadvantage of other owners. A modification could be applied to transfers to or from one or more of the investment portfolios and could include, but not be limited to:

     the requirement of a minimum time period between each transfer;

     not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or

     limiting the dollar amount that may be transferred between the investment portfolios by an owner at any one time.

     8. During the income phase you can only make transfers between the investment portfolios once each year. We measure a year from the anniversary of the day we issued your contract. You cannot transfer from a fixed annuity payout to a variable annuity payout, but you can transfer from a variable annuity payout to a fixed annuity payout at any time.

Telephone Transfers

You and/or your registered representative on your behalf can make transfers by telephone. Telephone transfers will be automatically permitted unless you tell us otherwise. If you own the contract with a joint owner, unless Cova is instructed otherwise, Cova will accept instructions from either you or the other owner. Cova will use reasonable procedures to confirm that instructions given us by telephone are genuine. If Cova fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Cova tape records all telephone instructions.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the Money Market Fund or the fixed account to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The Dollar Cost Averaging Program is available only during the accumulation phase.

The minimum amount which can be transferred each month is $500. You must have at least $6,000 in the Money Market Fund or the fixed account, (or the amount required to complete your program, if less) in order to participate in the Dollar Cost Averaging Program.

Cova reserves the right, without notice, to modify, terminate or suspend the Dollar Cost Averaging Program. Cova does not currently charge for participating in this program.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the anniversary of the date we issued your contract. The transfer date will be the 1st business day after the end of the period you selected. The Automatic Rebalancing Program is available only during the accumulation phase. Cova does not currently charge for participating in this program.

If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Quality Bond Portfolio and 60% to be in the Select Equity Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Quality Bond Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first business day of the next quarter, Cova would sell some of your units in the Quality Bond Portfolio to bring its value back to 40% and use the money to buy more units in the Select Equity Portfolio to increase those holdings to 60%.

VOTING RIGHTS

Cova is the legal owner of the investment portfolio shares. However, Cova believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Cova owns on its own behalf. Should Cova determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION

Cova may be required to substitute one or more of the investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this. Cova may limit further purchases in an investment portfolio if it deems the investment inappropriate.

EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

MORTALITY AND EXPENSE RISK CHARGE

This charge is equivalent, on an annual basis, to .85% of the daily value of the contracts invested in an investment portfolio, after fund expenses have been deducted. This charge is for all the insurance benefits e.g., guarantee of annuity rates, the death benefits, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract. This charge is also for administrative expenses. Cova may use any profits it makes from this charge to pay for the costs of distributing the contract.


CONTRACT MAINTENANCE CHARGE

During the accumulation phase, every year on the anniversary of the date when your contract was issued, Cova deducts $30 from your contract as a contract maintenance charge. This charge is for administrative expenses (see above). This charge cannot be increased.

Cova will not deduct this charge during the accumulation phase if when the deduction is to be made, the value of your contract is $50,000 or more. Cova may some time in the future discontinue this practice and deduct the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. A pro rata portion of the charge will be deducted if the annuity date is other than an anniversary. After the annuity date, the charge will be collected out of each annuity payment.

SALES CHARGE

Cova deducts a sales charge from a gross purchase payment before the payment is allocated to an investment portfolio and/or the fixed account. The amount of the sales charge depends on the "owner's investment." The owner's investment for the initial purchase payment equals the amount of the initial gross purchase payment. The owner's investment for subsequent purchase payments equals the amount the subsequent gross purchase payment and the value of your contract on the day Cova receives the subsequent gross purchase payment. The charge is:


                                       Sales Charge (as a
                                       percentage of gross
Owner's Investment                     purchase payment)
--------------------                   --------------------

Less than $50,000                            5.75%
$50,000-$99,999.99                           4.50%
$100,000-$249,999.99                         3.50%
$250,000-$499,999.99                         2.50%
$500,000-$999,999.99                         2.00%
$1,000,000 or greater                        1.00%


HOW TO REDUCE THE SALES CHARGE

     You may be able to lower the sales charge you pay by indicating in writing the amount of gross purchase payments you intend to make during a 13 month period. You have 13 months from the date Cova receives the written indication to make the purchase payments you chose as your goal. We will deduct the sales charge based on the total of the purchase payments intended to be made plus the value of your contract on the date the first purchase payment is made. You are not obligated to reach your purchase payment goal. If you do not make the amount of purchase payments you indicated during the 13-month period, we will deduct an additional charge from your contract in the 14th month based on: (1) the actual gross purchase payments made during the 13 months; plus (2) the value of the contract on the date the first gross purchase payment was made. Any additional sales charge will be deducted during the 14th month from the investment portfolios and the fixed account in the ratio that they bear to the value of your contract. Cova reserves the right to modify, suspend or terminate this feature at any time.

In addition, Cova will reduce or eliminate the amount of the sales charge when the contract is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with Cova. Cova may not deduct a sales charge under a contract issued to an officer, director or employee of Cova or any of its affiliates.

PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Cova is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is Cova's current practice to not charge anyone for these taxes until annuity payments begin. Cova may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 4%, depending on the state.

TRANSFER FEE

You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 per transfer. We will deduct the transfer fee from the investment portfolio and/or the fixed account from which the transfer is made or from the amount transferred if the entire amount in the investment portfolio and/or the fixed account is transferred.

If the transfer is part of the Dollar Cost Averaging Program or the Automatic Rebalancing Program, it will not count in determining the transfer fee.

INCOME TAXES

Cova will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the fund prospectuses.

TAXES

NOTE: Cova has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. Cova has included in the Statement of Additional Information an additional discussion regarding taxes.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract - qualified or non-qualified (see following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g.,corporation or certain other entities other than a trust holding the contract as an agent for a natural person), the contract will generally not be treated as an annuity for tax purposes.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities
(IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 plans.

WITHDRAWALS - NON-QUALIFIED CONTRACTS

If you make a withdrawal from your contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

     (1) paid on or after the taxpayer reaches age 59 1/2;

     (2) paid after you die;

     (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

     (4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

     (5) paid under an immediate annuity; or

     (6) which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS - QUALIFIED CONTRACTS

The above information describing the taxation of non-qualified contracts does not apply to qualified contracts. There are special rules that govern with respect to qualified contracts. We have provided a more complete discussion in the Statement of Additional Information.

WITHDRAWALS - TAX-SHELTERED ANNUITIES

The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement by owners from Tax-Sheltered Annuities. Withdrawals can only be made when an owner:

     (1) reaches age 59 1/2;

     (2) leaves his/her job;

     (3) dies;

     (4) becomes disabled (as that term is defined in the Code); or

     (5) in the case of hardship.

However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Cova believes that the investment portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Cova would be considered the owner of the shares of the investment portfolios. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios.

Due to the uncertainty in this area, Cova reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

ACCESS TO YOUR MONEY

You can have access to the money in your  contract:

       by making a withdrawal (either a partial or a complete withdrawal);

       by electing to receive annuity payments;  or

       when a death benefit is paid to your  beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal, less any contract maintenance charge. Cova will pay the amount of a withdrawal from the investment portfolios within 7 days of the withdrawal request unless the Suspension of Payments or Transfers provision is in effect (see below).

Unless you instruct Cova in advance otherwise, any partial withdrawal will be made pro rata from all the investment portfolios and the fixed account. Under most circumstances, the amount of any partial withdrawal must be for at least $500. Cova requires that after a partial withdrawal is made you keep at least $500 in any selected investment portfolio or the fixed account.

There are limits to the amount you can withdraw from a qualified plan referred to as a 403(b) plan. For a more complete explanation see "Taxes" and the discussion in the Statement of Additional Information.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SUSPENSION OF PAYMENTS OR TRANSFERS

Cova may be required to suspend or postpone payments for withdrawals or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2. trading on the New York Stock Exchange is restricted;

     3. an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or Cova cannot reasonably value the shares of the investment portfolios;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Cova has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

SYSTEMATIC WITHDRAWAL PROGRAM

You may use the Systematic Withdrawal Program. This program provides automatic monthly payments to you. Cova does not charge for participation in this program, but reserves the right to charge in the future.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

PERFORMANCE

Cova periodically advertises performance of the various investment portfolios. Cova will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk charge and the operating expenses of the portfolios. It does not reflect the deduction of any applicable contract maintenance charge and sales charge. The deduction of any applicable contract maintenance charge and sales charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the sales charge, mortality and expense risk charge, contract maintenance charge and the operating expenses of the portfolios.

For periods starting prior to the date the contracts were first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account. In addition, for certain investment portfolios performance may be shown for the period commencing from the inception date of the investment portfolio.

Cova may, from time to time, include in its advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

Appendix B contains performance information that you may find informative. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and the results shown are not necessarily representative of future results.

DEATH BENEFIT

UPON YOUR DEATH

If you die before annuity payments begin, Cova will pay a death benefit to your beneficiary (see below). Joint owners must be spouses. The surviving joint owner will be treated as the beneficiary.

If you, or a joint owner, who is not the annuitant, die during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at your death. If you die during the income phase, the beneficiary will become the owner of the contract.

At the time you buy the contract, you can select the Annual Step-Up Option or the Five Year Step-Up with 4% Accumulation Option. If you do not choose a death benefit option on the forms provided by Cova, the Annual Step-Up Option will be your death benefit.

The death benefits are described below. If you have a joint owner, the death benefit is determined based on the age of the oldest joint owner and the death benefit is payable on the death of the first joint owner.

ANNUAL STEP-UP OPTION:

The death  benefit will be the greatest of:

     1. Gross purchase payments less any withdrawals; or

     2. The value of your contract determined on the business day following the day when Cova receives both due proof of death and an election for payment; or

     3. The greatest contract value (as explained below).

The greatest contract value is evaluated at each contract anniversary prior to the date of your or your joint owner's death. On the contract anniversary, if the current contract value exceeds the greatest contract value, the greatest contract value will be increased to the current value of your contract. If a purchase payment is made, the amount of the gross purchase payment will increase the greatest contract value. If a withdrawal is made, the greatest contract value will be reduced by the amount withdrawn.

After you or your joint owner attains age 80, the greatest contract value is evaluated at each contract anniversary on or before your, or your joint owner's, 80th birthday. On the contract anniversary on or before your, or your joint owner's, 80th birthday, if the current contract value exceeds the greatest contract value, the greatest contract value will be increased to the current contract value. If a purchase payment is made, the amount of the gross purchase payment will increase the greatest contract value. If a withdrawal is made, the greatest contract value will be reduced by the amount withdrawn.

FIVE YEAR STEP-UP WITH 4% ACCUMULATION OPTION:

The death  benefit will be the greatest of:

     1. Gross purchase payments, less any withdrawals made on or before you or your joint owner's 80th birthday, accumulated at an effective annual rate of 4% until the owner's or joint owner's 80th birthday or death; plus any subsequent gross purchase payments less any subsequent withdrawals made subsequent to the owner's or a joint owner's 80th birthday; or

     2. The value of your contract determined on the business day following the day when Cova receives both due proof of death and an election for payment; or

     3. The greatest of the values of your contract resulting from taking the contract value on any 5 year contract anniversary while the owner, or a joint owner is living, on or before your, or your joint owner's 80th birthday, plus any gross purchase payments you made subsequent to that contract anniversary, less any withdrawals subsequent to that contract anniversary.

In certain states, one or both of the death benefit options described above may not be available. Check your contract for your applicable death benefit provision.

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name at the then current value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

The amount of the death benefit is determined as of the end of the business day during which Cova receives both due proof of death and an election for the payment option. The death benefit amount remains in the investment portfolios and/or the fixed account until distribution begins. From the time we determine the death benefit until we make a complete distribution, any amount in an investment portfolio will be subject to investment risk which is borne by the beneficiary.

DEATH OF ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you, as the owner automatically become the annuitant. You can name a new annuitant, subject to Cova's administrative rules then in effect. If the owner is a non-natural person (for example, a corporation), then the death or change of annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant during the income phase, the death benefit, if any, will be as provided for in the annuity option selected and will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

OTHER INFORMATION

COVA

Cova Financial Services Life Insurance Company (Cova) was incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Cova which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company (MetLife) acquired GenAmerica Corporation, the ultimate parent company of General American Life. The acquisition of GenAmerica Corporation does not affect policy benefits or any other terms or conditions under your contract. MetLife, headquartered in New York City since 1868, is a leading provider of insurance and financial products and services to individual and group customers.

Cova is licensed to do business in the District of Columbia and all states except California, Maine, New Hampshire, New York and Vermont.



THE SEPARATE ACCOUNT

Cova has established a separate account, Cova Variable Annuity Account One (Separate Account), to hold the assets that underlie the contracts (except the assets allocated to the fixed account). The Board of Directors of Cova adopted a resolution to establish the Separate Account under Missouri insurance law on February 24, 1987. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into sub-accounts.

The assets of the Separate Account are held in Cova's name on behalf of the Separate Account and legally belong to Cova. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business Cova may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts Cova may issue.

DISTRIBUTOR

Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the contracts. Life Sales is an affiliate of Cova.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions ranging up to 5.0% of purchase payments, depending on the size of the purchase payment. Commissions are reduced once certain breakpoints in purchase payments and/or contract value are achieved for a contract. In addition, broker-dealers will be paid annual trail commissions in the amount of .25% of purchase payments, beginning in year 2. Additional compensation will be paid through a marketing fee and asset-based fee arrangements.

OWNERSHIP

OWNER. You, as the owner of the contract, have all the interest and rights under the contract. The owner is as designated at the time the contract is issued, unless changed. You can change the owner at any time. A change will automatically revoke any prior designation of an owner.

The change must be:

       made in writing; and
       received at Cova's Service Office.

The change will become effective as of the date when the written request is signed. A new designation of owner will not apply to any payment Cova makes or action it takes before it receives the change.

JOINT OWNER. The contract can be owned by joint owners. Any joint owner must be the spouse of the other owner (except in states which do not allow this limitation on joint owners). Upon the death of either joint owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated. Joint owners must both authorize exercising any ownership rights (except telephone transfers) unless Cova permits otherwise.

ANNUITANT

The annuitant is the person whose life we look to when we make annuity payments. You may change the annuitant at any time prior to the annuity date unless the contract is owned by a non-natural person (e.g. a corporation). On or after the annuity date, any reference to the annuitant includes any joint annuitant.

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die by written request at Cova's Service Office. The change is effective as of the date you signed the notice.

ASSIGNMENT

You can assign the contract at any time before the annuity date. Cova will not be bound by the assignment until it receives the written notice of the assignment at its Service Office. Cova will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

FINANCIAL STATEMENTS

The consolidated financial statements of Cova and the Separate Account have been included in the Statement of Additional Information.



         TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Company

Experts

Legal Opinions

Distribution

Calculation of Performance Information

Federal Tax Status

Annuity Provisions

Financial Statements


                                  APPENDIX

PERFORMANCE INFORMATION

FUTURE PERFORMANCE WILL VARY AND THE RESULTS SHOWN ARE NOT NECESSARILY REPRESENTATIVE OF FUTURE RESULTS.

PART 1 SEPARATE ACCOUNT PERFORMANCE


     Column A presents performance figures for the accumulation units which reflect the mortality and expense risk charge, the contract maintenance charge, the sales charge, and the fees and expenses of the investment portfolio. The performance shown in Column A is standardized average annual total return performance calculated according to SEC requirements.

     Column B presents performance figures for the accumulation units which reflect the mortality and expense risk charge as well as the expenses of the investment portfolio.

     The inception dates shown below reflect the dates the Separate Account first invested in the Portfolio. The performance returns for accumulation units investing in the portfolios in existence for less than one year are not annualized.

PART 1 AIM VARIABLE INSURANCE FUNDS, INC.
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1999:
                                                                  Accumulation
                                                  Column A        Unit Performance
                                                 (reflects                               Column B
                                                 all charges                           (reflects mortality
                                                                                     and expense risk charge
                                                  and                                  and portfolio
                         Separate Account        portfolio                               expenses)
                         Inception Date          expenses)
Portfolio                in Portfolio            1 yr                    since           1 yr                    since
-----------------        ----------------        ----------              -------------   ----------              ----------
                                                                         inception                               inception
                                                                         -------------                           ----------

AIM VI Value Fund           12/31/97              30.68%                   18.84%           38.76%                 23.05%

AIM VI Capital
  Appreciation Fund         12/31/97              23.21%                    9.78%           30.82%                 13.68%

PART 1 COVA SERIES TRUST
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1999:

                                                                  Accumulation
                                                               Unit Performance
                                                                                         Column B
                                                 Column A                          (reflects mortality
                                              (reflects all                         and expense risk charge
                                               charges and                           and portfolio
                         Separate Account       portfolio                               expenses)
                         Inception Date         expenses)
Portfolio                in Portfolio            1 yr                    since           1 yr                    since
-----------------        ----------------        ----------              -------------   ----------              ----------
                                                                         inception                               inception
                                                                         -------------                           ----------

Select Equity Portfolio      5/1/96               10.03%                  13.52%           16.83%                  15.63%
Small Cap Stock Portfolio    5/1/96               14.93%                   5.76%           22.03%                   7.72%
International Equity
   Portfolio                 5/1/96               20.59%                   7.86%           28.04%                   9.86%
Quality Bond Portfolio       5/1/96               -8.15%                   3.41%           -2.48%                   5.33%
Large Cap Stock Portfolio    5/1/96               20.37%                  21.11%           27.80%                  23.36%
Bond Debenture Portfolio     5/1/96               -2.33%                   6.95%            3.70%                   8.93%
Mid-Cap Value Portfolio      8/20/97               8.82%                    .60%           15.54%                   3.59%
Large Cap Research Portfolio 8/20/97              22.07%                   9.61%           29.61%                  12.87%
Developing Growth Portfolio  8/20/97              28.36%                   6.23%           36.29%                   9.39%
Lord Abbett Growth  and
   Income Portfolio          1/8/99                  -                    -5.59%             -                      0.24%



PART 1 GENERAL AMERICAN CAPITAL COMPANY
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED SEPTEMBER 30, 1999:

                                                                  Accumulation
                                                               Unit Performance
                                                                                         Column B
                                                 Column A                          (reflects mortality
                                              (reflects all                         and expense risk charge
                                               charges and                           and portfolio
                         Separate Account       portfolio                               expenses)
                         Inception Date         expenses)
Portfolio                in Portfolio            1 yr              since           1 yr            since
-----------------        ----------------        ----------       -------------   ----------      ----------
                                                                  inception                       inception
                                                                  -------------                   ----------

Money Market Fund            6/3/96                -1.85%              2.62%         4.21%            4.58%

PART 1 TEMPLETON VARIABLE PRODUCTS SERIES FUND, CLASS 1 SHARES
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1999:
                                                                  Accumulation
                                                               Unit Performance
                                                                                         Column B
                                                 Column A                          (reflects mortality
                                              (reflects all                         and expense risk charge
                                               charges and                           and portfolio
                         Separate Account       portfolio                               expenses)
                         Inception Date         expenses)
Portfolio                in Portfolio            1 yr                    since           1 yr                    since
-----------------        ----------------        ----------              -------------   ----------              ----------
                                                                         inception                               inception
                                                                         -------------                           ----------

Franklin Small Cap            3/1/99                 -                     19.76%          -                       27.18%
 Investments Fund
Franklin Growth               3/1/99                                       9.60%          -                        16.38%
 Investments Fund
Templeton International
  Fund                        5/1/98              16.26%                   -4.70%         23.44%                   -0.52%
Templeton Stock Fund          1/19/99                                      1.47%          -                         7.75%
Templeton Bond Fund           3/1/99                                      -7.65%                                   -1.94%


PART 2  HISTORICAL FUND PERFORMANCE

Shares of certain portfolios have been offered prior to the time the Separate Account first invested in them and therefore have an investment performance history. In order to show how investment performance of certain portfolios affect accumulation unit values, we have developed performance information.

The chart below shows the investment performance of the portfolio and the accumulation unit performance calculated by assuming that accumulation units were invested in the portfolio for the same periods.

     The performance figures in Column A for the portfolio reflect the fees and expenses paid by the portfolio.

     Column B presents performance figures for the accumulation units which reflect the mortality and expense risk charge, the contract maintenance charge, the sales charge and the expenses of the portfolio.

     Column C presents performance figures for the accumulation units which reflect the mortality and expense risk charge as well as the fees and expenses of the portfolio.



PART 2
AIM VARIABLE INSURANCE FUNDS, INC.
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1999:

                                           Fund    Performance       Accumulation   Unit     Performance
                                           Column A                  Column   B                        Column C
                                                                   (reflects all               (reflects mortality and
                    Portfolio                                       charges and                 expense risk charge and
                    Inception                                       portfolio expenses)         portfolio expenses)
Portfolio           Date          1 yr     5 yrs        10 yrs     1 yr    5 yrs         10 yrs         1 yr      5 yrs     10 yrs
----------------    ---------    -------   ------  ------------  -------  -----------    -------------  -------  ---------  --------



AIM V.I. Value Fund   5/5/93     40.15%    22.94%     20.96%     30.68%     20.81%         19.09%         38.76%   22.09%    20.11%
AIM V.I. Capital
 Appreciation Fund    5/5/93     32.11%    18.15%     17.56%     23.21%     16.02%         15.69%         30.82%   17.30%    16.71%


PART 2 GENERAL AMERICAN CAPITAL COMPANY MONEY MARKET FUND
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1999:

                                           Fund    Performance       Accumulation   Unit     Performance
                                           Column A                  Column   B                        Column C
                                                                   (reflects all               (reflects mortality and
                    Portfolio                                       charges and                 expense risk charge and
                    Inception                                       portfolio expenses)         portfolio expenses)
Portfolio           Date          1 yr     5 yrs        10 yrs     1 yr    5 yrs         10 yrs         1 yr      5 yrs     10 yrs
----------------    ---------    -------   ------  ------------  -------  -----------    -------------  -------  ---------  --------


Money Market Fund   10/1/87       5.12%     5.57%      5.44%     -1.85%     3.44%          3.90%          4.21%    4.72%     4.59%

TEMPLETON VARIABLE PRODUCTS SERIES FUND, CLASS 1 SHARES
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1999:

                                           Fund    Performance       Accumulation   Unit     Performance
                                           Column A                  Column   B                        Column C
                                                                   (reflects all               (reflects mortality and
                    Portfolio                                       charges and                 expense risk charge and
                    Inception                                       portfolio expenses)         portfolio expenses)
Portfolio           Date          1 yr     5 yrs        10 yrs     1 yr    5 yrs         10 yrs         1 yr      5 yrs     10 yrs
----------------    ---------    -------   ------  ------------  -------  -----------    -------------  -------  ---------  --------

Templeton
 International Fund   5/1/92      24.62%    13.30%     13.95%     16.26%    11.17%         12.20%         23.44%   12.45%    13.10%
Templeton Stock Fund  8/24/88     27.47%    12.79%     11.76%     20.77%    10.66%         10.22%         26.62%   11.94%    10.91%
Templeton Bond Fund   8/24/88     -1.94%     5.62%      6.31%     -8.64%     3.49%          4.77%         -2.79%    4.77%     5.46%
Franklin Small Cap
  Investments         5/1/98      51.70%       -       10.65%     45.00%      -             5.61%         50.85%      -       9.80%
Franklin Growth
  Investments         5/1/98      37.81%       -       21.98%     31.11%      -            16.94%         36.96%      -      21.13%


---------------------------
---------------------------                                            STAMP
---------------------------


                              Cova Financial Services Life
                               Insurance Company
                              Attn: Variable Products
                              One Tower Lane
                              Suite 3000
                              Oakbrook Terrace, Illinois 60181-4644




     Please send me, at no charge, the Statement of Additional Information dated February ___, 2000 for the Series A Annuity Contract issued by Cova.


                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

             INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT

                                    issued by

                        COVA VARIABLE ANNUITY ACCOUNT ONE

                                       AND

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY


THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED FEBRUARY ___, 2000 FOR THE SERIES A INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.


THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644,
(800) 831-5433.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED FEBRUARY ___, 2000.


                              TABLE OF CONTENTS


                                                         Page

COMPANY

EXPERTS

LEGAL OPINIONS

DISTRIBUTION

REDUCTION OR ELIMINATION OF SALES CHARGE

CALCULATION OF PERFORMANCE INFORMATION
Total Return
Historical Unit Values
Reporting Agencies

FEDERAL TAX STATUS
General
Diversification
Multiple Contracts
Contracts Owned by Other than Natural Persons
Tax Treatment of Assignments
Death Benefits
Income Tax Withholding
Tax Treatment of Withdrawals - Non-Qualified Contracts
Qualified Plans
Tax Treatment of Withdrawals - Qualified Contracts
Tax-Sheltered Annuities - Withdrawal Limitations

ANNUITY PROVISIONS
Variable Annuity
Fixed Annuity
Annuity Unit
Net Investment Factor
Mortality and Expense Guarantee

FINANCIAL STATEMENTS

                                   COMPANY

Cova Financial Services Life Insurance Company (the "Company") was originally incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995 a wholly-owned subsidiary of General American Life Insurance Company ("General American Life") purchased the Company from Xerox Financial Services, Inc. The Company changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company (MetLife) acquired GenAmerica Corporation, the ultimate parent company of General American Life. The acquisition of GenAmerica Corporation does not affect policy benefits or any other terms or conditions under your contract. MetLife, headquartered in New York City since 1868, is a leading provider of insurance and financial products and services to individual and group customers.


The Company presently is licensed to do business in the District of Columbia and all states except California, Maine, New Hampshire, New York and Vermont.


                                   EXPERTS

The consolidated balance sheets of the Company as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998, and the statement of assets and liabilities of the Separate Account as of December 31, 1998, and the related statement of operations for the year then ended and the statements of changes in net assets for the two years then ended, have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                                LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.

                                 DISTRIBUTION

Cova Life Sales Company ("Life Sales") acts as the distributor. Prior to June 1, 1995, Cova Life Sales Company was known as Xerox Life Sales Company. Life Sales is an affiliate of the Company. The offering is on a continuous basis.


                REDUCTION OR ELIMINATION OF THE SALES CHARGE

The amount of the Sales Charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the Sales Charge will be determined by the Company after examination of all the relevant factors such as:

     1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

     2. The total amount of purchase payments to be received will be considered. Per Contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

     3. Any prior or existing relationship with the Company will be considered. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

     4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the Sales Charge.

The Sales Charge may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the Sales Charge be permitted where the reduction or elimination of the Sales Charge will be unfairly discriminatory to any person.

                     CALCULATION OF PERFORMANCE INFORMATION

Total Return

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a .95% Mortality and Expense Risk Charge, the Sales Charge and the expenses for the underlying investment portfolio being advertised and any applicable Contract Maintenance Charge.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable
Contract Maintenance Charge and any Sales Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                         n
                               P (1  + T)  =  ERV

Where:
P    =  a hypothetical initial payment of $1,000
T    =  average annual total return
n    =  number of years
ERV  =  ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical
        $1,000 payment made at the beginning of the time
        periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of the Sales Charge. The deduction of any Sales Charge would reduce any percentage increase or make greater any percentage decrease.

You should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what your total return may be in any future period.

Historical Unit Values

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

Reporting Agencies

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.


                             FEDERAL TAX STATUS

GENERAL

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contract. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all investment portfolios underlying the Contracts will
be  managed  in  such  a  manner  as  to  comply   with  these   diversification
requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

DEATH BENEFITS

Any death benefit paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or
c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or d) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

QUALIFIED PLANS

The Contracts offered herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

a.     Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations" below.) Employee loans are not allowable under the Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.   Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

     Roth IRAs

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year period beginning with tax year 1998.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.     Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Purchasers of Contracts for use with Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b)(Tax-Sheltered Annuities) and 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable)(for this purpose disability is as defined in Section 72(m) (7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (h) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8)of the Code.) The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX-SHELTERED ANNUITIES - WITHDRAWAL LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (1) attains age 59 1/2; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value which represents contributions made by the Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect transfers between Tax-Sheltered Annuity Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                              ANNUITY PROVISIONS

VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio(s) of the Separate Account. At the Annuity Date, the Contract Value in each investment portfolio will be applied to the applicable Annuity Tables. The Annuity Table used will depend upon the Annuity Option chosen. On the Annuity Date, a fixed number of Annuity Units will be purchased as follows:

The first Annuity Payment is equal to A divided first by B then multiplied by C where:

   A.  is the Variable Annuity Value.
   B.  is $1,000.
   C. is the appropriate Annuity Payment amount for each $1,000 of Variable Annuity Value for the Annuity Option elected.

Each Annuity Payment will be reduced by a pro rata portion of the annual Contract Maintenance Charge. In each Subaccount, the fixed number of Annuity Units is determined by dividing the amount of the initial Annuity Payment determined for each Subaccount by the Annuity Unit value on the Annuity Date. Thereafter, the number of Annuity Units in each Subaccount remains unchanged unless you elect a transfer between Subaccounts. All calculations will appropriately reflect the Annuity Payment frequency selected.

On the date of each subsequent Annuity Payment, the total Annuity Payment is the sum of the Annuity Payments for each Subaccount reduced by the Contract
Maintenance Charge. The Annuity Payment in each Subaccount is determined by multiplying the number of Annuity Units then allocated to such Subaccount by the Annuity Unit value for that Subaccount.

The dollar amount of Variable Annuity Payments for each applicable Subaccount after the first is determined as follows:

1) the dollar amount of the first Variable Annuity Payment is divided by the Annuity Unit Value for each applicable Subaccount as of the Annuity Date.

2) the established number of Annuity Units per payment in each Subaccount is multiplied by the Annuity Unit value for that Subaccount for the last business day of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable Subaccount.

ANNUITY UNIT

The value of an Annuity Unit for each sub-account was arbitrarily set initially. This was done when the first investment portfolio shares were purchased. The Subaccount Annuity Unit value at the end of any subsequent business day is determined by multiplying the Subaccount Annuity Unit value for the immediately preceding business day by the net investment factor for the day for which the Annuity Unit Value is being calculated; and dividing the result by the factor equivalent to the Assumed Investment Rate for the period from the immediately preceding business day to the current business day. The Assumed Investment Rate is 3%.

NET INVESTMENT FACTOR

The net investment factor for any Subaccount of the Variable Account for any business day is determined by dividing:

1) the Accumulation Unit Value as of the close of the current business day; by

2) the Accumulation Unit Value as of the close of the immediately preceding business day.

The net investment factor may be greater or less than one, as the Annuity Unit Value may increase or decrease.

FIXED ANNUITY

A fixed annuity is a series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The General Account Value on the day immediately preceding the Annuity Date will be used to determine the Fixed Annuity monthly payment. Each Annuity Payment will be reduced by a pro rata portion of the annual contract maintenance charge. The first monthly Annuity Payment will be based upon the Annuity Option elected and the appropriate Annuity Option Table.

MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.


                             FINANCIAL STATEMENTS

The consolidated financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.



COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Assets and Liabilities
September 30, 1999
Unaudited
(In thousands of dollars)


Assets:
Investments:
   Cova Series Trust (Cova):
      Lord Abbett Growth and Income Portfolio        34,710,269 shares at a net asset value of $21.791180 per share      $ 756,378
      Bond Debenture Portfolio                       12,700,140 shares at a net asset value of $12.007691 per share        152,499
      Developing Growth Portfolio                     1,862,800 shares at a net asset value of $12.276121 per share         22,868
      Large Cap Research Portfolio                    1,957,808 shares at a net asset value of $13.050142 per share         25,549
      Mid-Cap Value Portfolio                         2,304,555 shares at a net asset value of $10.901244 per share         25,122
      Quality Bond Portfolio                          8,340,250 shares at a net asset value of $10.670452 per share         88,994
      Small Cap Stock Portfolio                       5,618,663 shares at a net asset value of $12.783032 per share         71,824
      Large Cap Stock Portfolio                      10,649,772 shares at a net asset value of $18.449313 per share        196,481
      Select Equity Portfolio                        13,725,991 shares at a net asset value of $14.233562 per share        195,369
      International Equity Portfolio                  7,581,605 shares at a net asset value of $13.710082 per share        103,945
      Balanced Portfolio                                626,854 shares at a net asset value of $11.581133 per share          7,260
      Small Cap Equity Portfolio                         20,851 shares at a net asset value of $10.199962 per share            213
      Equity Income Portfolio                           461,420 shares at a net asset value of $11.769962 per share          5,431
      Growth and Income Portfolio                     1,054,379 shares at a net asset value of $12.445634 per share         13,122
   General American Capital Company (GACC):
      Money Market Fund                               2,200,301 shares at a net asset value of $19.971255 per share         43,943
   Russell Insurance Funds (Russell):
      Multi-Style Equity Fund                         2,937,396 shares at a net asset value of     $15.32 per share         45,001
      Aggressive Equity Fund                            637,516 shares at a net asset value of     $11.80 per share          7,523
      Non-US Fund                                     1,426,141 shares at a net asset value of     $12.19 per share         17,385
      Core Bond Fund                                  2,488,867 shares at a net asset value of     $10.06 per share         25,038
      Real Estate Securities Fund                        32,940 shares at a net asset value of      $8.96 per share            295
   AIM Variable Insurance Funds, Inc. (AIM):
      AIM V.I. Value Fund                               885,819 shares at a net asset value of     $28.96 per share         25,653
      AIM V.I. Capital Appreciation Fund                295,664 shares at a net asset value of     $26.84 per share          7,936
      AIM V.I. International Equity Fund                149,646 shares at a net asset value of     $21.44 per share          3,208
   Alliance Variable Products Series
        Fund, Inc. (Alliance):
      Premier Growth Portfolio                          809,846 shares at a net asset value of     $33.27 per share         26,944
      Real Estate Investment Portfolio                  355,135 shares at a net asset value of      $8.95 per share          3,179
   Liberty Variable Investment Trust (Liberty):
      Newport Tiger Fund, Variable Series               167,733 shares at a net asset value of      $1.96 per share            329
   Goldman Sachs Variable Insurance
        Trust (Goldman Sachs):
      Growth and Income Fund                            587,743 shares at a net asset value of     $10.13 per share          5,954
      International Equity Fund                         218,731 shares at a net asset value of     $12.90 per share          2,822
      Global Income Fund                                 28,628 shares at a net asset value of     $10.18 per share            291
   Kemper Variable Series (Kemper):
      Kemper Dreman High Return Equity Portfolio        162,042 shares at a net asset value of  $0.933740 per share            151
      Kemper Small Cap Growth Portfolio                 670,101 shares at a net asset value of  $2.026570 per share          1,358
      Kemper Small Cap Value Portfolio                3,899,838 shares at a net asset value of  $1.037000 per share          4,044
      Kemper Government Securities Portfolio          1,792,960 shares at a net asset value of  $1.158070 per share          2,076
   MFS Variable Insurance Trust (MFS):
      MFS Bond Series                                    15,757 shares at a net asset value of     $10.97 per share            173
      MFS Research Series                               626,173 shares at a net asset value of     $19.15 per share         11,991
      MFS Growth with Income Series                     725,923 shares at a net asset value of     $19.28 per share         13,996
      MFS Emerging Growth Series                        677,799 shares at a net asset value of     $24.47 per share         16,586
      MFS/Foreign & Colonial Emerging
          Markets Equity Series                          18,536 shares at a net asset value of      $6.32 per share            117

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Assets and Liabilities
September 30, 1999
Unaudited
(In thousands of dollars)


Assets, continued:
Investments, continued:
      MFS High Income Series                     345,291 shares at a net asset value of  $11.20 per share                    3,867
      MFS Global Governments Series                6,531 shares at a net asset value of  $10.13 per share                       66
   Oppenheimer Variable Account
        Funds (Oppenheimer):
      Oppenheimer Capital Appreciation Fund      127,652 shares at a net asset value of  $38.79 per share                    4,952
      Oppenheimer Main Street Growth &
         Income Fund                             229,567 shares at a net asset value of  $22.04 per share                    5,060
      Oppenheimer High Income Fund               188,666 shares at a net asset value of  $10.55 per share                    1,990
      Oppenheimer Bond Fund                      819,488 shares at a net asset value of  $11.47 per share                    9,400
      Oppenheimer Strategic Bond Fund            545,478 shares at a net asset value of   $4.85 per share                    2,646
   Putnam Variable Trust (Putnam)
      Putnam VT Growth and Income Fund           871,363 shares at a net asset value of  $26.22 per share                   22,847
      Putnam VT New Value Fund                    49,146 shares at a net asset value of  $11.67 per share                      574
      Putnam  VT Vista Fund                      237,692 shares at a net asset value of  $15.93 per share                    3,786
      Putnam VT International Growth Fund        867,070 shares at a net asset value of  $15.99 per share                   13,864
      Putnam VT International New
         Opportunities Fund                       86,052 shares at a net asset value of  $14.83 per share                    1,276
   Templeton Variable Products Series
         Fund (Templeton):
      Templeton Bond Fund                         25,875 shares at a net asset value of  $10.05 per share                      260
      Franklin Small Cap Investments Fund         38,326 shares at a net asset value of  $11.29 per share                      433
      Templeton Stock Fund                        13,328 shares at a net asset value of  $20.78 per share                      277
      Templeton International Fund               340,528 shares at a net asset value of  $19.59 per share                    6,671
      Templeton Developing Markets Fund          402,364 shares at a net asset value of   $6.16 per share                    2,479
      Mutual Shares Investments Fund             207,207 shares at a net asset value of  $10.04 per share                    2,080
      Franklin Growth Investments Fund            31,734 shares at a net asset value of  $13.17 per share                      418
   Variable Insurance Products Fund, Fund II
         and Fund III (Fidelity):
      VIP Growth Portfolio                        25,563 shares at a net asset value of  $44.47 per share                    1,137
      VIP II Contrafund Portfolio                 53,597 shares at a net asset value of  $24.84 per share                    1,331
      VIP III Growth Opportunities Portfolio      24,437 shares at a net asset value of  $21.75 per share                      531
      VIP III Growth & Income Portfolio          128,627 shares at a net asset value of  $15.98 per share                    2,055
      VIP Equity-Income Portfolio                 44,205 shares at a net asset value of  $24.88 per share                    1,100
                                                                                                                    ---------------
           Total assets                                                                                                $ 2,020,148
                                                                                                                    ===============




Liabilities:
    Oppenheimer Bond                                                                                                           $ 1
    Templeton International                                                                                                      1
                                                                                                                    ---------------
               Total liabilities                                                                                               $ 2
                                                                                                                    ===============

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Assets and Liabilities
September 30, 1999
Unaudited
(In thousands of dollars)


Net assets:
Accumulation units:
   Cova Lord Abbett Growth and Income               21,060,691 accumulation units at $35.846830 per unit    $ 754,959
   Cova Bond Debenture                              11,441,628 accumulation units at $13.296993 per unit      152,139
   Cova Developing Growth                            1,911,350 accumulation units at $11.961743 per unit       22,863
   Cova Large Cap Research                           1,996,490 accumulation units at $12.785625 per unit       25,526
   Cova Mid-Cap Value                                2,357,806 accumulation units at $10.653208 per unit       25,118
   Cova Quality Bond                                 7,651,844 accumulation units at $11.609274 per unit       88,832
   Cova Small Cap Stock                              5,389,463 accumulation units at $13.321364 per unit       71,795
   Cova Large Cap Stock                              9,714,999 accumulation units at $20.192796 per unit      196,173
   Cova Select Equity                               11,977,632 accumulation units at $16.298247 per unit      195,214
   Cova International Equity                         7,498,140 accumulation units at $13.850862 per unit      103,856
   Cova Balanced                                       612,550 accumulation units at $11.851579 per unit        7,260
   Cova Small Cap Equity                                20,939 accumulation units at $10.156919 per unit          213
   Cova Equity Income                                  443,470 accumulation units at $12.246348 per unit        5,431
   Cova Growth and Income Equity                     1,041,023 accumulation units at $12.605306 per unit       13,122
   Cova U.S. Government Securities                           - accumulation units at $10.030619 per unit            -
   Cova Stock                                                - accumulation units at $10.027736 per unit            -
   GACC Money Market                                 3,839,619 accumulation units at $11.405605 per unit       43,793
   Russell Multi-Style Equity                        3,462,236 accumulation units at $12.995416 per unit       44,993
   Russell Aggressive Equity                           817,920 accumulation units at  $9.195572 per unit        7,521
   Russell Non-US                                    1,417,127 accumulation units at $12.264216 per unit       17,380
   Russell Core Bond                                 2,402,548 accumulation units at $10.419921 per unit       25,034
   Russell Real Estate Securities                       32,140 accumulation units at  $9.182981 per unit          295
   AIM V.I. Value                                    1,799,150 accumulation units at $14.258572 per unit       25,653
   AIM V.I. Capital Appreciation                       639,656 accumulation units at $12.406066 per unit        7,936
   AIM V.I. International Equity                       260,451 accumulation units at $12.318620 per unit        3,208
   Alliance Premier Growth                           1,714,126 accumulation units at $15.718552 per unit       26,944
   Alliance Real Estate Investment                     419,940 accumulation units at  $7.568838 per unit        3,179
   Liberty Newport Tiger Fund, Variable                 28,833 accumulation units at $11.401543 per unit          329
   Goldman Sachs Growth and Income                     626,367 accumulation units at  $9.504979 per unit        5,954
   Goldman Sachs International Equity                  230,849 accumulation units at $12.222446 per unit        2,822
   Goldman Sachs Global Income                          27,690 accumulation units at $10.524675 per unit          291
   Kemper Dreman High Return Equity                     15,755 accumulation units at  $9.603380 per unit          151
   Kemper Small Cap Growth                             114,381 accumulation units at $11.872260 per unit        1,358
   Kemper Small Cap Value                              475,170 accumulation units at  $8.510588 per unit        4,044
   Kemper Government Securities                        197,147 accumulation units at $10.531690 per unit        2,076
   MFS Bond                                             16,851 accumulation units at $10.257883 per unit          173
   MFS Research                                        978,047 accumulation units at $12.260366 per unit       11,991
   MFS Growth with Income                            1,214,225 accumulation units at $11.526519 per unit       13,996
   MFS Emerging Growth                               1,111,251 accumulation units at $14.925278 per unit       16,586
   MFS/Foreign & Colonial Emerging Markets Equity       16,816 accumulation units at  $6.966288 per unit          117
   MFS High Income                                     382,561 accumulation units at $10.108867 per unit        3,867
   MFS Global Governments                                6,363 accumulation units at $10.397577 per unit           66
   Oppenheimer Capital Appreciation                    371,009 accumulation units at $13.345832 per unit        4,951
   Oppenheimer Main Street Growth & Income             454,609 accumulation units at $11.129275 per unit        5,060
   Oppenheimer High Income                             198,070 accumulation units at $10.048704 per unit        1,990
   Oppenheimer Bond                                    919,642 accumulation units at $10.220461 per unit        9,399
   Oppenheimer Strategic Bond                          262,444 accumulation units at $10.080105 per unit        2,646

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Assets and Liabilities
September 30, 1999
Unaudited
(In thousands of dollars)


Net assets, continued:
Accumulation units, continued:
   Putnam VT Growth and Income                   2,040,806 accumulation units at  $11.195156 per unit                  $ 22,847
   Putnam VT New Value                              56,035 accumulation units at  $10.235447 per unit                       574
   Putnam VT Vista                                 299,995 accumulation units at  $12.621681 per unit                     3,786
   Putnam VT International Growth                1,011,877 accumulation units at  $13.701718 per unit                    13,864
   Putnam VT International New Opportunities        87,590 accumulation units at  $14.569627 per unit                     1,276
   Templeton Bond                                   26,603 accumulation units at   $9.774435 per unit                       260
   Franklin Small Cap Investments                   34,109 accumulation units at  $12.685545 per unit                       433
   Templeton Stock                                  25,794 accumulation units at  $10.736878 per unit                       277
   Templeton International                         677,301 accumulation units at   $9.848936 per unit                     6,671
   Templeton Developing Markets                    271,892 accumulation units at   $9.115638 per unit                     2,478
   Templeton Mutual Shares Investments             210,770 accumulation units at   $9.869908 per unit                     2,080
   Franklin Growth Investments                      36,008 accumulation units at  $11.606240 per unit                       418
   Fidelity VIP Growth                              78,943 accumulation units at  $14.399380 per unit                     1,137
   Fidelity VIP II Contrafund                      102,821 accumulation units at  $12.947769 per unit                     1,331
   Fidelity VIP III Growth Opportunities            46,689 accumulation units at  $11.383464 per unit                       532
   Fidelity VIP III Growth & Income                168,801 accumulation units at  $12.176369 per unit                     2,055
   Fidelity VIP Equity-Income                      101,641 accumulation units at  $10.820348 per unit                     1,100
                                                                                                                 ---------------
                                                                                                                      2,017,423

Annuity units:
   Cova Lord Abbett Growth and Income               52,883 annuity units at       $26.827451 per unit                     1,419
   Cova Bond Debenture                              30,041 annuity units at       $11.987368 per unit                       360
   Cova Developing Growth                              435 annuity units at       $11.236623 per unit                         5
   Cova Large Cap Research                           1,940 annuity units at       $12.010570 per unit                        23
   Cova Mid-Cap Value                                  431 annuity units at       $10.007412 per unit                         4
   Cova Quality Bond                                15,468 annuity units at       $10.465878 per unit                       162
   Cova Small Cap Stock                              2,377 annuity units at       $12.009342 per unit                        29
   Cova Large Cap Stock                             16,919 annuity units at       $18.204012 per unit                       308
   Cova Select Equity                               10,573 annuity units at       $14.693048 per unit                       155
   Cova International Equity                         7,105 annuity units at       $12.486685 per unit                        89
   GACC Money Market                                14,472 annuity units at       $10.337381 per unit                       150
   Russell Multi-Style                                 624 annuity units at       $12.340869 per unit                         8
   Russell Aggressive Equity                           166 annuity units at        $8.732415 per unit                         2
   Russell Non-US                                      404 annuity units at       $11.646487 per unit                         5
   Russell Core Bond                                   368 annuity units at        $9.895103 per unit                         4
                                                                                                                 ---------------
           Total net assets                                                                                         $ 2,020,146
                                                                                                                 ===============

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                                                   Cova
                                         -------------------------------------------------------------------------------------------
                                                                                              VKAC        Lord Abbett
                                                                                             Growth         Growth
                                         Quality     Money         High         Stock          and            and          Bond
                                         Income (1)  Market (1)    Yield (1)    Index (1)    Income (1)       Income       Debenture
                                         ----------  ---------   ----------   -----------  ------------   ------------  ------------
Income:
    Dividends                           $    1,404          7        1,324           576           331              -         2,999
                                         ----------  ---------   ----------   -----------  ------------   ------------  ------------

Expenses:
    Mortality and expense risk                  11          2            8            27            14          7,109         1,391
    Administrative fee                           1          1            1             3             2            853           167
                                         ----------  ---------   ----------   -----------  ------------   ------------  ------------
        Total expenses                          12          3            9            30            16          7,962         1,558
                                         ----------  ---------   ----------   -----------  ------------   ------------  ------------

        Net investment income (loss)         1,392          4        1,315           546           315         (7,962)        1,441
                                         ----------  ---------   ----------   -----------  ------------   ------------  ------------

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                  (520)         -         (955)       18,079         6,587          1,165           102
    Realized gain distributions                  -          -            -         9,833         5,025              -           972
                                         ----------  ---------   ----------   -----------  ------------   ------------  ------------
        Net realized gain (loss)              (520)         -         (955)       27,912        11,612          1,165         1,074
                                         ----------  ---------   ----------   -----------  ------------   ------------  ------------

Change in unrealized appreciation           (1,308)         -         (174)      (25,838)      (11,521)         5,941        (5,068)
                                         ----------  ---------   ----------   -----------  ------------   ------------  ------------

        Net increase (decrease) in net
           assets from operations       $     (436)         4          186         2,620           406           (856)       (2,553)
                                         ==========  =========   ==========   ===========  ============   ============  ============


(1) Sub-account ceased operations on January 8, 1999.

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                                                   Cova
                                          -----------------------------------------------------------------------------------

                                                          Large                               Small      Large
                                          Developing       Cap       Mid-Cap     Quality       Cap        Cap       Select
                                            Growth      Research      Value        Bond       Stock      Stock      Equity
                                          ------------  ----------  ----------   ---------  ----------  ---------  ----------
Income:
    Dividends                           $           -          40          32         980         201        273         528
                                          ------------  ----------  ----------   ---------  ----------  ---------  ----------

Expenses:
    Mortality and expense risk                    182         190         209         797         644      1,784       1,877
    Administrative fee                             22          23          25          96          77        214         226
                                          ------------  ----------  ----------   ---------  ----------  ---------  ----------
        Total expenses                            204         213         234         893         721      1,998       2,103
                                          ------------  ----------  ----------   ---------  ----------  ---------  ----------

        Net investment income (loss)             (204)       (173)       (202)         87        (520)    (1,725)     (1,575)
                                          ------------  ----------  ----------   ---------  ----------  ---------  ----------

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                       57           5          17          11          16      1,932         235
    Realized gain distributions                     -           -           -         490           -      5,964      17,924
                                          ------------  ----------  ----------   ---------  ----------  ---------  ----------
        Net realized gain (loss)                   57           5          17         501          16      7,896      18,159
                                          ------------  ----------  ----------   ---------  ----------  ---------  ----------

Change in unrealized appreciation               1,411       1,430         600      (2,625)      4,513     (3,925)    (25,710)
                                          ------------  ----------  ----------   ---------  ----------  ---------  ----------

        Net increase (decrease) in net
           assets from operations       $       1,264       1,262         415      (2,037)      4,009      2,246      (9,126)
                                          ============  ==========  ==========   =========  ==========  =========  ==========


COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                                                   Cova
                                          ---------------------------------------------------------------------------------------
                                                                                              Growth
                                                                       Small                   and          U.S.
                                          International                 Cap       Equity      Income     Government
                                             Equity      Balanced     Equity      Income      Equity     Securities      Stock
                                          -------------  ----------   --------   ---------  -----------  ------------   ---------
Income:
    Dividends                           $          509           1          -           -            -             -           -
                                          -------------  ----------   --------   ---------  -----------  ------------   ---------


Expenses:
    Mortality and expense risk                     931          52         14          44          103             -           -
    Administrative fee                             112           6          2           5           13             -           -
                                          -------------  ----------   --------   ---------  -----------  ------------   ---------
        Total expenses                           1,043          58         16          49          116             -           -
                                          -------------  ----------   --------   ---------  -----------  ------------   ---------

        Net investment income (loss)              (534)        (57)       (16)        (49)        (116)            -           -
                                          -------------  ----------   --------   ---------  -----------  ------------   ---------

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                       756          41         72          27           36             1           -
    Realized gain distributions                  1,361          10          -          69           94             -
                                          -------------  ----------   --------   ---------  -----------  ------------   ---------
        Net realized gain (loss)                 2,117          51         72          96          130             1           -
                                          -------------  ----------   --------   ---------  -----------  ------------   ---------

Change in unrealized appreciation                5,621         (33)       (29)        (44)         145             -           -
                                          -------------  ----------   --------   ---------  -----------  ------------   ---------

        Net increase (decrease) in net
           assets from operations       $        7,204         (39)        27           3          159             1           -
                                          =============  ==========   ========   =========  ===========  ============   =========

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                            GACC     Lord Abbett                              Russell
                                          ---------  ------------  -------------------------------------------------------------
                                                       Growth       Multi-                                             Real
                                           Money         and        Style      Aggressive                  Core       Estate
                                           Market    Income (1)     Equity       Equity       Non-US       Bond     Securities
                                          ---------  ------------  ---------   -----------   ----------  ---------  ------------
Income:
    Dividends                           $        -             -        163            12          128        727             -
                                          ---------  ------------  ---------   -----------   ----------  ---------  ------------

Expenses:
    Mortality and expense risk                 339           186        368            61          129        201             1
    Administrative fee                          40            22         44             8           16         24             -
                                          ---------  ------------  ---------   -----------   ----------  ---------  ------------
        Total expenses                         379           208        412            69          145        225             1
                                          ---------  ------------  ---------   -----------   ----------  ---------  ------------

        Net investment income (loss)          (379)         (208)      (249)          (57)         (17)       502            (1)
                                          ---------  ------------  ---------   -----------   ----------  ---------  ------------

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                   627       145,466        121           (10)          42        (62)            -
    Realized gain distributions                  -             -      2,262            10            -        334             -
                                          ---------  ------------  ---------   -----------   ----------  ---------  ------------
        Net realized gain (loss)               627       145,466      2,383             -           42        272             -
                                          ---------  ------------  ---------   -----------   ----------  ---------  ------------

Change in unrealized appreciation              701      (114,453)    (2,036)         (409)       1,334     (1,104)          (12)
                                          ---------  ------------  ---------   -----------   ----------  ---------  ------------

        Net increase (decrease) in net
           assets from operations       $      949        30,805         98          (466)       1,359       (330)          (13)
                                          =========  ============  =========   ===========   ==========  =========  ============


(1)   Sub-account ceased operations on January 8, 1999.

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                       AIM                             Alliance            Liberty    Goldman Sachs
                                      -----------------------------------------  ----------------------   ----------  ------------
                                                                                                           Newport
                                                                      V.I.                     Real         Tiger       Growth
                                                   V.I. Capital   International  Premier      Estate        Fund,        and
                                      V.I. Value   Appreciation      Equity      Growth     Investment    Variable      Income
                                      -----------  -------------  -------------  ---------  -----------   ----------  -----------
Income:
   Dividends                        $          -              -              -          -          137            -            -
                                      -----------  -------------  -------------  ---------  -----------   ----------  -----------

Expenses:
   Mortality and expense risk                142             41             27        181           25            3           53
   Administrative fee                         17              5              3         22            3            1            6
                                      -----------  -------------  -------------  ---------  -----------   ----------  -----------
      Total expenses                         159             46             30        203           28            4           59
                                      -----------  -------------  -------------  ---------  -----------   ----------  -----------

      Net investment income (loss)          (159)           (46)           (30)      (203)         109           (4)         (59)
                                      -----------  -------------  -------------  ---------  -----------   ----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                   16             13            222         44          (13)         131           (1)
   Realized gain distributions                 -              -              -        279            -            -            -
                                      -----------  -------------  -------------  ---------  -----------   ----------  -----------
      Net realized gain (loss)                16             13            222        323          (13)         131           (1)
                                      -----------  -------------  -------------  ---------  -----------   ----------  -----------

Change in unrealized appreciation            668            225             93        476         (229)         (50)        (259)
                                      -----------  -------------  -------------  ---------  -----------   ----------  -----------

      Net increase (decrease) in net
        assets from operations      $        525            192            285        596         (133)          77         (319)
                                      ===========  =============  =============  =========  ===========   ==========  ===========

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                              Goldman Sachs                        Kemper                              MFS
                                        -----------------------   ------------------------------------------------   --------
                                                                   Dreman
                                                                    High        Small      Small
                                        International   Global     Return        Cap        Cap       Government
                                           Equity       Income     Equity       Growth     Value      Securities      Bond
                                        -------------  ---------  ----------   ---------  ---------  -------------   --------
Income:
   Dividends                          $            -          -           1           -         33             69          4
                                        -------------  ---------  ----------   ---------  ---------  -------------   --------

Expenses:
   Mortality and expense risk                     18          2           1          11         31             13          2
   Administrative fee                              2          1           -           1          4              2          -
                                        -------------  ---------  ----------   ---------  ---------  -------------   --------
       Total expenses                             20          3           1          12         35             15          2
                                        -------------  ---------  ----------   ---------  ---------  -------------   --------

       Net investment income (loss)              (20)        (3)          -         (12)        (2)            54          2
                                        -------------  ---------  ----------   ---------  ---------  -------------   --------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                      122          -           -          20        (12)             -          -
   Realized gain distributions                     -          -           1           -          -              -          -
                                        -------------  ---------  ----------   ---------  ---------  -------------   --------
       Net realized gain (loss)                  122          -           1          20        (12)             -          -
                                        -------------  ---------  ----------   ---------  ---------  -------------   --------

Change in unrealized appreciation                 79         (3)        (15)         33        (10)           (55)        (6)
                                        -------------  ---------  ----------   ---------  ---------  -------------   --------

       Net increase (decrease) in net
         assets from operations       $          181         (6)        (14)         41        (24)            (1)        (4)
                                        =============  =========  ==========   =========  =========  =============   ========

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                                                MFS                                    Oppenheimer
                                        -----------------------------------------------------------------------------  -------------
                                                                                 F&C
                                                      Growth                   Emerging
                                                       with       Emerging     Markets        High        Global         Capital
                                         Research     Income       Growth       Equity       Income     Governments    Appreciation
                                        -----------  ---------   -----------  -----------   ---------  --------------  -------------
Income:
   Dividends                          $         16         35             -            -         210               3              7
                                        -----------  ---------   -----------  -----------   ---------  --------------  -------------

Expenses:
   Mortality and expense risk                   82        105           110            3          30               1             29
   Administrative fee                           10         13            13            -           3               -              3
                                        -----------  ---------   -----------  -----------   ---------  --------------  -------------
       Total expenses                           92        118           123            3          33               1             32
                                        -----------  ---------   -----------  -----------   ---------  --------------  -------------

       Net investment income (loss)            (76)       (83)         (123)          (3)        177               2            (25)
                                        -----------  ---------   -----------  -----------   ---------  --------------  -------------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                     17         13            39          (13)         (2)              -              5
   Realized gain distributions                  86         42             -            -           -               -             78
                                        -----------  ---------   -----------  -----------   ---------  --------------  -------------
       Net realized gain (loss)                103         55            39          (13)         (2)              -             83
                                        -----------  ---------   -----------  -----------   ---------  --------------  -------------

Change in unrealized appreciation             (180)      (740)        1,394           84        (137)             (3)            67
                                        -----------  ---------   -----------  -----------   ---------  --------------  -------------

       Net increase (decrease) in net
         assets from operations       $       (153)      (768)        1,310           68          38              (1)           125
                                        ===========  =========   ===========  ===========   =========  ==============  =============


COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                             Oppenheimer                               Putnam
                                        -----------------------------------------------  --------------------------------------
                                        Main Street
                                          Growth                                          VT Growth
                                            and         High                 Strategic       and          VT New
                                          Income       Income      Bond        Bond         Income        Value      VT Vista
                                        ------------  ---------  ----------  ----------  -------------  -----------  ----------
Income:
   Dividends                          $          15         72         286          84            240            -           -
                                        ------------  ---------  ----------  ----------  -------------  -----------  ----------

Expenses:
   Mortality and expense risk                    37         13          66          18            180            6          27
   Administrative fee                             5          2           8           2             22            1           3
                                        ------------  ---------  ----------  ----------  -------------  -----------  ----------
       Total expenses                            42         15          74          20            202            7          30
                                        ------------  ---------  ----------  ----------  -------------  -----------  ----------

       Net investment income (loss)             (27)        57         212          64             38           (7)        (30)
                                        ------------  ---------  ----------  ----------  -------------  -----------  ----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                      19         (1)         (4)         (4)             6           (4)         18
   Realized gain distributions                   26          -          28           -          1,199            9           -
                                        ------------  ---------  ----------  ----------  -------------  -----------  ----------
       Net realized gain (loss)                  45         (1)         24          (4)         1,205            5          18
                                        ------------  ---------  ----------  ----------  -------------  -----------  ----------

Change in unrealized appreciation               210        (61)       (456)        (74)        (2,160)         (39)        163
                                        ------------  ---------  ----------  ----------  -------------  -----------  ----------

       Net increase (decrease) in net
         assets from operations       $         228         (5)       (220)        (14)          (917)         (41)        151
                                        ============  =========  ==========  ==========  =============  ===========  ==========

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                Putnam                                     Templeton
                                    -----------------------------  ----------------------------------------------------------------
                                                         VT
                                         VT         International              Franklin
                                    International       New                    Small Cap                               Developing
                                       Growth       Opportunities   Bond      Investments     Stock    International    Markets
                                    -------------   -------------  --------  --------------  --------  -------------  -------------
Income:
   Dividends                       $           -               -         -               -         -             57             13
                                    -------------   -------------  --------  --------------  --------  -------------  -------------

Expenses:
   Mortality and expense risk                 99               8         1               1         1             40             17
   Administrative fee                         12               1         -               -         -              5              2
                                    -------------   -------------  --------  --------------  --------  -------------  -------------
       Total expenses                        111               9         1               1         1             45             19
                                    -------------   -------------  --------  --------------  --------  -------------  -------------

       Net investment income (loss)         (111)             (9)       (1)             (1)       (1)            12             (6)
                                    -------------   -------------  --------  --------------  --------  -------------  -------------

Net realized gain (loss) on
  investments:
   Realized gain (loss) on sale
     of fund shares                          322             163         -               1         -             94             59
   Realized gain distributions                 -               -         -               -         -            198              -
                                    -------------   -------------  --------  --------------  --------  -------------  -------------
       Net realized gain (loss)              322             163         -               1         -            292             59
                                    -------------   -------------  --------  --------------  --------  -------------  -------------

Change in unrealized appreciation          1,479              84        (2)             31        (4)           (14)           149
                                    -------------   -------------  --------  --------------  --------  -------------  -------------

       Net increase (decrease) in
         net assets from
           operations              $       1,690             238        (3)             31        (5)           290            202
                                    =============   =============  ========  ==============  ========  =============  =============

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                Templeton                                    Fidelity
                                     -----------------------------  ----------------------------------------------------------------
                                        Mutual         Franklin                                  VIP III       VIP III       VIP
                                        Shares          Growth        VIP          VIP II         Growth       Growth &    Equity-
                                     Investments     Investments     Growth      Contrafund    Opportunities    Income     Income
                                     -------------   -------------  ---------   -------------  -------------   ---------  ----------
Income:
   Dividends                       $            3               -          1               2              1           7           6
                                     -------------   -------------  ---------   -------------  -------------   ---------  ----------

Expenses:
   Mortality and expense risk                  16               1          6               7              3          14           7
   Administrative fee                           2               -          1               1              -           2           1
                                     -------------   -------------  ---------   -------------  -------------   ---------  ----------
      Total expenses                           18               1          7               8              3          16           8
                                     -------------   -------------  ---------   -------------  -------------   ---------  ----------

      Net investment income (loss)            (15)             (1)        (6)             (6)            (2)         (9)         (2)
                                     -------------   -------------  ---------   -------------  -------------   ---------  ----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
    shares                                      8               4          2               6              1           3           1
   Realized gain distributions                  -               -         32              17              3          13          12
                                     -------------   -------------  ---------   -------------  -------------   ---------  ----------
      Net realized gain (loss)                  8               4         34              23              4          16          13
                                     -------------   -------------  ---------   -------------  -------------   ---------  ----------

Change in unrealized appreciation             (12)             (1)        (2)            (13)           (24)        (44)        (38)
                                     -------------   -------------  ---------   -------------  -------------   ---------  ----------

      Net increase (decrease) in net
       assets from operations      $          (19)              2         26               4            (22)        (37)        (27)
                                     =============   =============  =========   =============  =============   =========  ==========


COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)



                                             Total
                                          -------------


Income:
    Dividends                           $       11,537
                                          -------------

Expenses:
    Mortality and expense risk                  18,152
    Administrative fee                           2,182
                                          -------------
        Total expenses                          20,334
                                          -------------

        Net investment income (loss)            (8,797)
                                          -------------

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                   175,143
    Realized gain distributions                 46,371
                                          -------------
        Net realized gain (loss)               221,514
                                          -------------

Change in unrealized appreciation             (171,989)
                                          -------------

        Net increase (decrease) in net
           assets from operations       $       40,728
                                          =============


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                                               Cova
                                     -------------------------------------------------------------------------------------------
                                                                                            VKAC       Lord Abbett
                                                                                           Growth        Growth
                                      Quality        Money        High        Stock          and           and          Bond
                                     Income (1)    Market (1)   Yield (1)   Index (1)    Income (1)      Income      Debenture
                                     -----------   -----------  ----------  -----------  ------------  ------------  -----------
Increase (decrease) in net assets
   from operations:
    Net investment income (loss)   $      1,392             4       1,315          546           315        (7,962)       1,441
    Net realized gain (loss)               (520)            -        (955)      27,912        11,612         1,165        1,074
    Change in unrealized appreciation    (1,308)            -        (174)     (25,838)      (11,521)        5,941       (5,068)
                                     -----------   -----------  ----------  -----------  ------------  ------------  -----------
      Net increase (decrease) from
       operations                          (436)            4         186        2,620           406          (856)      (2,553)
                                     -----------   -----------  ----------  -----------  ------------  ------------  -----------

Contract transactions:
   Cova payments
   Cova redemptions
   Payments received from contract
    owners                                   (1)            -           2            5             -        19,120        6,648
   Transfers between sub-accounts
    (including fixed account), net      (38,617)       (7,850)    (28,916)     (99,953)      (51,641)      799,148       50,129
   Transfers for contract benefits and
    terminations                            (36)          (45)        (72)        (259)          (76)      (61,034)     (12,196)
                                     -----------   -----------  ----------  -----------  ------------  ------------  -----------
      Net increase (decrease) in net
       assets from contract
       transactions                     (38,654)       (7,895)    (28,986)    (100,207)      (51,717)      757,234       44,581
                                     -----------   -----------  ----------  -----------  ------------  ------------  -----------

      Net increase (decrease) in net
       assets                           (39,090)       (7,891)    (28,800)     (97,587)      (51,311)      756,378       42,028

Net assets at beginning of period        39,090         7,891      28,800       97,587        51,311             -      110,471
                                     -----------   -----------  ----------  -----------  ------------  ------------  -----------
Net assets as end of period        $          -             -           -            -             -       756,378      152,499
                                     ===========   ===========  ==========  ===========  ============  ============  ===========


(1) Sub-account ceased operations on January 8, 1999.

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                                                  Cova
                                        -----------------------------------------------------------------------------------------

                                                        Large                                 Small        Large
                                        Developing       Cap        Mid-Cap      Quality       Cap          Cap         Select
                                          Growth       Research      Value        Bond        Stock        Stock        Equity
                                        ------------  -----------  ----------   ----------  ----------   ----------   -----------
Increase (decrease) in net assets
   from operations:
     Net investment income (loss)     $        (204)        (173)       (202)          87        (520)      (1,725)       (1,575)
     Net realized gain (loss)                    57            5          17          501          16        7,896        18,159
     Change in unrealized appreciation        1,411        1,430         600       (2,625)      4,513       (3,925)      (25,710)
                                        ------------  -----------  ----------   ----------  ----------   ----------   -----------
       Net increase (decrease) from
         operations                           1,264        1,262         415       (2,037)      4,009        2,246        (9,126)
                                        ------------  -----------  ----------   ----------  ----------   ----------   -----------

Contract transactions:
   Cova payments
   Cova redemptions
   Payments received from contract
     owners                                   2,081        3,038       2,706        5,774       1,989       12,886         7,504
   Transfers between sub-accounts
     (including fixed account), net           5,271        9,120       5,956       57,758         634      119,436        26,265
   Transfers for contract benefits and
     terminations                              (603)        (839)     (1,100)     (12,139)     (4,453)     (19,456)       (8,584)
                                        ------------  -----------  ----------   ----------  ----------   ----------   -----------
       Net increase (decrease) in net
         assets from contract
         transactions                         6,749       11,319       7,562       51,393      (1,830)     112,866        25,185
                                        ------------  -----------  ----------   ----------  ----------   ----------   -----------

       Net increase (decrease) in net
         assets                               8,013       12,581       7,977       49,356       2,179      115,112        16,059

Net assets at beginning of period            14,855       12,968      17,145       39,638      69,645       81,369       179,310
                                        ------------  -----------  ----------   ----------  ----------   ----------   -----------
Net assets as end of period           $      22,868       25,549      25,122       88,994      71,824      196,481       195,369
                                        ============  ===========  ==========   ==========  ==========   ==========   ===========


COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                                                  Cova
                                         -----------------------------------------------------------------------------------------
                                                                                             Growth
                                                                      Small                    and          U.S.
                                         International                 Cap       Equity      Income      Government
                                            Equity       Balanced     Equity     Income      Equity      Securities      Stock
                                         -------------   ----------  ---------  ---------   ----------  ------------  ------------
Increase (decrease) in net assets
    from operations:
      Net investment income (loss)     $         (534)         (57)       (16)       (49)        (116)             -            -
      Net realized gain (loss)                  2,117           51         72         96          130              1            -
      Change in unrealized appreciation         5,621          (33)       (29)       (44)         145              -            -
                                         -------------   ----------  ---------  ---------   ----------  -------------  -----------
        Net increase (decrease) from
          operations                            7,204          (39)        27          3          159              1            -
                                         -------------   ----------  ---------  ---------   ----------  -------------  -----------

Contract transactions:
    Cova payments                                                                                                200          100
    Cova redemptions                                                                                            (201)        (100)
    Payments received from contract
      owners                                    1,856        1,344        166        921        1,944              -            -
    Transfers between sub-accounts
      (including fixed account), net            5,886        2,690     (1,266)     1,146        3,475              -            -
    Transfers for contract benefits and
      terminations                             (5,246)        (107)       (41)      (102)        (279)             -            -
                                         -------------   ----------  ---------  ---------   ----------  -------------  -----------
        Net increase (decrease) in net
          assets from contract
          transactions                          2,496        3,927     (1,141)     1,965        5,140             (1)           -
                                         -------------   ----------  ---------  ---------   ----------  -------------  -----------

        Net increase (decrease) in net
          assets                                9,700        3,888     (1,114)     1,968        5,299              -            -

Net assets at beginning of period              94,245        3,372      1,327      3,463        7,823              -            -
                                         -------------   ----------  ---------  ---------   ----------  -------------  -----------
Net assets as end of period            $      103,945        7,260        213      5,431       13,122              -            -
                                         =============   ==========  =========  =========   ==========  =============  ===========


COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                           GACC       Lord Abbett                             Russell
                                         ----------   -----------   ------------------------------------------------------------

                                                        Growth       Multi-                                             Real
                                           Money         and         Style      Aggressive                  Core       Estate
                                          Market      Income (1)     Equity       Equity      Non-US        Bond     Securities
                                         ----------   -----------   ---------   -----------  ----------   ---------  -----------
Increase (decrease) in net assets
    from operations:
      Net investment income (loss)     $      (379)         (208)       (249)          (57)        (17)        502           (1)
      Net realized gain (loss)                 627       145,466       2,383             -          42         272            -
      Change in unrealized appreciation        701      (114,453)     (2,036)         (409)      1,334      (1,104)         (12)
                                         ----------   -----------   ---------   -----------  ----------   ---------  -----------
        Net increase (decrease) from
          operations                           949        30,805          98          (466)      1,359        (330)         (13)
                                         ----------   -----------   ---------   -----------  ----------   ---------  -----------

Contract transactions:
    Cova payments                                                                                                             -
    Cova redemptions                                                                                                          -
    Payments received from contract
      owners                                 2,579           672       7,835         1,352       2,356       2,657          108
    Transfers between sub-accounts
      (including fixed account), net        36,728      (699,899)      8,895         1,449       3,787       6,160          209
    Transfers for contract benefits and
      terminations                         (12,777)         (781)     (1,386)         (155)       (433)       (499)          (9)
                                         ----------   -----------   ---------   -----------  ----------   ---------  -----------
        Net increase (decrease) in net
          assets from contract
          transactions                      26,530      (700,008)     15,344         2,646       5,710       8,318          308
                                         ----------   -----------   ---------   -----------  ----------   ---------  -----------

        Net increase (decrease) in net
          assets                            27,479      (669,203)     15,442         2,180       7,069       7,988          295

Net assets at beginning of period           16,464       669,203      29,559         5,343      10,316      17,050            -
                                         ----------   -----------   ---------   -----------  ----------   ---------  -----------
Net assets as end of period            $    43,943             -      45,001         7,523      17,385      25,038          295
                                         ==========   ===========   =========   ===========  ==========   =========  ===========


(1)   Sub-account ceased operations on January 8, 1999.

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                         AIM                            Alliance           Liberty    Goldman Sachs
                                         ---------------------------------------  ----------------------  ----------  -------------
                                                                                                           Newport
                                                                       V.I.                     Real        Tiger        Growth
                                                     V.I. Capital  International  Premier      Estate       Fund,         and
                                         V.I. Value  Appreciation     Equity       Growth    Investment   Variable       Income
                                         ----------  ------------- -------------  ---------  -----------  ----------  -------------
Increase (decrease) in net assets
    from operations:
      Net investment income (loss)     $      (159)           (46)          (30)      (203)         109          (4)           (59)
      Net realized gain (loss)                  16             13           222        323          (13)        131             (1)
      Change in unrealized appreciation        668            225            93        476         (229)        (50)          (259)
                                         ----------  ------------- -------------  ---------  -----------  ----------  -------------
        Net increase (decrease) from
          operations                           525            192           285        596         (133)         77           (319)
                                         ----------  ------------- -------------  ---------  -----------  ----------  -------------

Contract transactions:
    Cova payments
    Cova redemptions
    Payments received from contract
      owners                                 8,165          2,493           309     11,328        1,370          48            630
    Transfers between sub-accounts
      (including fixed account), net        11,260          3,314           372      6,056          495         (84)         1,215
    Transfers for contract benefits and
      terminations                          (1,113)          (223)          (83)      (784)         (82)         (7)          (206)
                                         ----------  ------------- -------------  ---------  -----------  ----------  -------------
        Net increase (decrease) in net
          assets from contract
          transactions                      18,312          5,584           598     16,600        1,783         (43)         1,639
                                         ----------  ------------- -------------  ---------  -----------  ----------  -------------

        Net increase (decrease) in net
          assets                            18,837          5,776           883     17,196        1,650          34          1,320

Net assets at beginning of period            6,816          2,160         2,325      9,748        1,529         295          4,634
                                         ----------  ------------- -------------  ---------  -----------  ----------  -------------
Net assets as end of period            $    25,653          7,936         3,208     26,944        3,179         329          5,954
                                         ==========  ============= =============  =========  ===========  ==========  =============


COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                Goldman Sachs                           Kemper                            MFS
                                         -------------------------  -------------------------------------------------  ----------
                                                                     Dreman
                                                                      High        Small       Small
                                         International    Global     Return        Cap         Cap       Government
                                            Equity        Income     Equity      Growth       Value      Securities      Bond
                                         -------------   ---------  ----------  ----------  ----------  -------------  ----------
Increase (decrease) in net assets
    from operations:
      Net investment income (loss)     $          (20)         (3)          -         (12)         (2)            54           2
      Net realized gain (loss)                    122           -           1          20         (12)             -           -
      Change in unrealized appreciation            79          (3)        (15)         33         (10)           (55)         (6)
                                         -------------   ---------  ----------  ----------  ----------  -------------  ----------
        Net increase (decrease) from
          operations                              181          (6)        (14)         41         (24)            (1)         (4)
                                         -------------   ---------  ----------  ----------  ----------  -------------  ----------

Contract transactions:
    Cova payments
    Cova redemptions                                                        -                                                  -
    Payments received from contract
      owners                                      418          31          15         376       1,563            687           2
    Transfers between sub-accounts
      (including fixed account), net            1,042          66          53         125         464            775           1
    Transfers for contract benefits and
      terminations                               (106)         (3)          -         (77)       (104)           (15)          -
                                         -------------   ---------  ----------  ----------  ----------  -------------  ----------
        Net increase (decrease) in net
          assets from contract
          transactions                          1,354          94          68         424       1,923          1,447           3
                                         -------------   ---------  ----------  ----------  ----------  -------------  ----------

        Net increase (decrease) in net
          assets                                1,535          88          54         465       1,899          1,446          (1)

Net assets at beginning of period               1,287         203          97         893       2,145            630         174
                                         -------------   ---------  ----------  ----------  ----------  -------------  ----------
Net assets as end of period            $        2,822         291         151       1,358       4,044          2,076         173
                                         =============   =========  ==========  ==========  ==========  =============  ==========


COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)

                                                                                 MFS                                  Oppenheimer
                                          --------------------------------------------------------------------------  -------------
                                                                                  F&C
                                                       Growth                   Emerging
                                                        with       Emerging     Markets      High         Global        Capital
                                          Research     Income       Growth       Equity     Income     Governments    Appreciation
                                          ----------  ----------   ---------   -----------  --------   -------------  -------------
Increase (decrease) in net assets
    from operations:
      Net investment income (loss)      $       (76)        (83)       (123)           (3)      177               2            (25)
      Net realized gain (loss)                  103          55          39           (13)       (2)              -             83
      Change in unrealized appreciation        (180)       (740)      1,394            84      (137)             (3)            67
                                          ----------  ----------   ---------   -----------  --------   -------------  -------------
        Net increase (decrease) from
           operations                          (153)       (768)      1,310            68        38              (1)           125
                                          ----------  ----------   ---------   -----------  --------   -------------  -------------

Contract transactions:
    Cova payments
    Cova redemptions                                                                                              -
    Payments received from contract
      owners                                  3,593       4,410       5,701             1       759               5          1,400
    Transfers between sub-accounts
      (including fixed account), net          3,253       3,841       2,862          (412)    1,005              40          2,423
    Transfers for contract benefits and
      terminations                             (360)       (503)       (429)          (21)      (93)              -           (186)
                                          ----------  ----------   ---------   -----------  --------   -------------  -------------
        Net increase (decrease) in net
           assets from contract
           transactions                       6,486       7,748       8,134          (432)    1,671              45          3,637
                                          ----------  ----------   ---------   -----------  --------   -------------  -------------

        Net increase (decrease) in net
           assets                             6,333       6,980       9,444          (364)    1,709              44          3,762

Net assets at beginning of period             5,658       7,016       7,142           481     2,158              22          1,189
                                          ----------  ----------   ---------   -----------  --------   -------------  -------------
Net assets as end of period             $    11,991      13,996      16,586           117     3,867              66          4,951
                                          ==========  ==========   =========   ===========  ========   =============  =============


COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                                 Oppenheimer                              Putnam
                                          ----------------------------------------------  -------------------------------------
                                          Main Street
                                            Growth                                         VT Growth
                                              and         High                Strategic       and         VT New
                                            Income       Income      Bond       Bond        Income        Value      VT Vista
                                          ------------  ---------  ---------  ----------  ------------   ---------  -----------
Increase (decrease) in net assets
    from operations:
      Net investment income (loss)      $         (27)        57        212          64            38          (7)         (30)
      Net realized gain (loss)                     45         (1)        24          (4)        1,205           5           18
      Change in unrealized appreciation           210        (61)      (456)        (74)       (2,160)        (39)         163
                                          ------------  ---------  ---------  ----------  ------------   ---------  -----------
        Net increase (decrease) from
           operations                             228         (5)      (220)        (14)         (917)        (41)         151
                                          ------------  ---------  ---------  ----------  ------------   ---------  -----------

Contract transactions:
    Cova payments
    Cova redemptions
    Payments received from contract
      owners                                    1,066        585      2,773         690         5,723         101          986
    Transfers between sub-accounts
      (including fixed account), net            1,000        678      2,868         937         5,958         119        1,076
    Transfers for contract benefits and
      terminations                               (175)       (45)      (256)        (62)         (616)        (46)        (212)
                                          ------------  ---------  ---------  ----------  ------------   ---------  -----------
        Net increase (decrease) in net
           assets from contract
           transactions                         1,891      1,218      5,385       1,565        11,065         174        1,850
                                          ------------  ---------  ---------  ----------  ------------   ---------  -----------

        Net increase (decrease) in net
           assets                               2,119      1,213      5,165       1,551        10,148         133        2,001

Net assets at beginning of period               2,941        777      4,234       1,095        12,699         441        1,785
                                          ------------  ---------  ---------  ----------  ------------   ---------  -----------
Net assets as end of period             $       5,060      1,990      9,399       2,646        22,847         574        3,786
                                          ============  =========  =========  ==========  ============   =========  ===========


COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                     Putnam                                     Templeton
                                          -----------------------------  -----------------------------------------------------------
                                                              VT
                                               VT        International             Franklin
                                          International       New                 Small Cap                            Developing
                                             Growth      Opportunities    Bond   Investments   Stock    International    Markets
                                          -------------  --------------  ------- ------------- -------  ------------- --------------
Increase (decrease) in net assets
    from operations:
      Net investment income (loss)      $         (111)             (9)      (1)           (1)     (1)            12             (6)
      Net realized gain (loss)                     322             163        -             1       -            292             59
      Change in unrealized appreciation          1,479              84       (2)           31      (4)           (14)           149
                                          -------------  --------------  ------- ------------- -------  ------------- --------------
        Net increase (decrease) from
           operations                            1,690             238       (3)           31      (5)           290            202
                                          -------------  --------------  ------- ------------- -------  ------------- --------------

Contract transactions:
    Cova payments                                                             -             -       -
    Cova redemptions                                                          -             -       -
    Payments received from contract
      owners                                     4,383             177       36            54      97          2,962          1,006
    Transfers between sub-accounts
      (including fixed account), net             2,013             314      231           370     185          2,027            645
    Transfers for contract benefits and
      terminations                                (428)            (55)      (4)          (22)      -           (115)           (54)
                                          -------------  --------------  ------- ------------- -------  ------------- --------------
        Net increase (decrease) in net
           assets from contract
           transactions                          5,968             436      263           402     282          4,874          1,597
                                          -------------  --------------  ------- ------------- -------  ------------- --------------

        Net increase (decrease) in net
           assets                                7,658             674      260           433     277          5,164          1,799

Net assets at beginning of period                6,206             602        -             -       -          1,507            679
                                          -------------  --------------  ------- ------------- -------  ------------- --------------
Net assets as end of period             $       13,864           1,276      260           433     277          6,671          2,478
                                          =============  ==============  ======= ============= =======  ============= ==============


COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)


                                                  Templeton                                 Fidelity
                                         ---------------------------  -------------------------------------------------------------

                                           Mutual        Franklin                              VIP III       VIP III       VIP
                                           Shares         Growth         VIP       VIP II       Growth      Growth &     Equity-
                                         Investments   Investments     Growth    Contrafund  Opportunities   Income       Income
                                         ------------  -------------  ---------- ----------- -------------  ----------  -----------
Increase (decrease) in net assets
    from operations:
      Net investment income (loss)     $         (15)            (1)         (6)         (6)           (2)         (9)          (2)
      Net realized gain (loss)                     8              4          34          23             4          16           13
      Change in unrealized appreciation          (12)            (1)         (2)        (13)          (24)        (44)         (38)
                                         ------------  -------------  ---------- ----------- -------------  ----------  -----------
        Net increase (decrease) from
          operations                             (19)             2          26           4           (22)        (37)         (27)
                                         ------------  -------------  ---------- ----------- -------------  ----------  -----------

Contract transactions:
    Cova payments                                                 -
    Cova redemptions                                              -
    Payments received from contract
      owners                                     433             90         370         292           104         251          222
    Transfers between sub-accounts
      (including fixed account), net             697            437         680         712           361       1,039          681
    Transfers for contract benefits and
      terminations                               (52)          (111)        (27)        (77)          (23)        (50)         (32)
                                         ------------  -------------  ---------- ----------- -------------  ----------  -----------
        Net increase (decrease) in net
          assets from contract
          transactions                         1,078            416       1,023         927           442       1,240          871
                                         ------------  -------------  ---------- ----------- -------------  ----------  -----------

        Net increase (decrease) in net
          assets                               1,059            418       1,049         931           420       1,203          844

Net assets at beginning of period              1,021              -          88         400           112         852          256
                                         ------------  -------------  ---------- ----------- -------------  ----------  -----------
Net assets as end of period            $       2,080            418       1,137       1,331           532       2,055        1,100
                                         ============  =============  ========== =========== =============  ==========  ===========

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited
(In thousands of dollars)






                                                     Total
                                                 ---------------


Increase (decrease) in net assets
    from operations:
       Net investment income (loss)           $          (8,797)
       Net realized gain (loss)                         221,514
       Change in unrealized appreciation               (171,989)
                                                 ---------------
          Net increase (decrease) from
            operations                                   40,728
                                                 ---------------

Contract transactions:
    Cova payments                                           300
    Cova redemptions                                       (301)
    Payments received from contract
       owners                                           151,247
    Transfers between sub-accounts
       (including fixed account), net                   277,194
    Transfers for contract benefits and
       terminations                                    (149,564)
                                                 ---------------
          Net increase (decrease) in net
            assets from contract
            transactions                                278,876
                                                 ---------------

          Net increase (decrease) in net
            assets                                      319,604

Net assets at beginning of period                     1,700,542
                                                 ---------------
Net assets as end of period                   $       2,020,146
                                                 ===============


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 1998
(In thousands of dollars)



                                                                                   Cova
                                         -----------------------------------------------------------------------------------------
                                                                                             VKAC
                                                                                            Growth
                                          Quality      Money        High       Stock         and           Bond       Developing
                                           Income      Market      Yield       Index      Income (1)     Debenture      Growth
                                         ----------  ----------  ----------  ----------  ------------   -----------  -------------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)     $     1,737         583         923        (803)         (390)        1,149            (99)
      Net realized gain (loss)                 455           -         135      21,907         7,127           899            (10)
      Change in unrealized appreciation          6           -        (668)        838           634         1,565            883
                                         ----------  ----------  ----------  ----------  ------------   -----------  -------------
        Net increase (decrease) from
          operations                         2,198         583         390      21,942         7,371         3,613            774
                                         ----------  ----------  ----------  ----------  ------------   -----------  -------------

Contract transactions:
    Cova payments                                -           -           -           -             -             -              -
    Cova redemptions                             -           -           -           -             -             -           (112)
    Payments received from contract
      owners                                    21           6          55          69            39        21,396          6,348
    Transfers between sub-accounts
      (including fixed account), net        (3,399)    (10,098)     (1,392)      3,960         1,244        38,789          6,481
    Transfers for contract benefits and
      terminations                          (8,833)     (4,210)     (3,514)    (17,021)       (3,490)       (4,147)          (201)
                                         ----------  ----------  ----------  ----------  ------------   -----------  -------------
        Net increase (decrease) in net
          assets from contract
          transactions                     (12,211)    (14,302)     (4,851)    (12,992)       (2,207)       56,038         12,516
                                         ----------  ----------  ----------  ----------  ------------   -----------  -------------

        Net increase (decrease) in net
          assets                           (10,013)    (13,719)     (4,461)      8,950         5,164        59,651         13,290

Net assets at beginning of period           49,103      21,610      33,261      88,637        46,147        50,820          1,565
                                         ----------  ----------  ----------  ----------  ------------   -----------  -------------
Net assets as end of period            $    39,090       7,891      28,800      97,587        51,311       110,471         14,855
                                         ==========  ==========  ==========  ==========  ============   ===========  =============

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 1998
(In thousands of dollars)



                                                                                   Cova
                                          ---------------------------------------------------------------------------------------

                                             Large                               Small       Large
                                              Cap       Mid-Cap     Quality       Cap         Cap        Select     International
                                           Research      Value        Bond       Stock       Stock       Equity        Equity
                                          -----------  ----------  ----------  ---------   ---------   ----------  --------------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)      $        (66)       (109)        192       (791)       (530)      (1,491)            307
      Net realized gain (loss)                     5          (3)         36      2,068         412        8,442             328
      Change in unrealized appreciation        1,278         120       1,412     (6,177)     13,680       20,065           7,969
                                          -----------  ----------  ----------  ---------   ---------   ----------  --------------
        Net increase (decrease) from
           operations                          1,217           8       1,640     (4,900)     13,562       27,016           8,604
                                          -----------  ----------  ----------  ---------   ---------   ----------  --------------

Contract transactions:
    Cova payments                                  -           -           -          -           -            -               -
    Cova redemptions                            (102)       (107)          -          -           -            -               -
    Payments received from contract
      owners                                   6,104       7,924       9,698      8,193      18,801       21,003           8,143
    Transfers between sub-accounts
      (including fixed account), net           4,750       7,602      14,372     15,607      29,039       38,783          18,076
    Transfers for contract benefits and
      terminations                              (234)       (317)     (2,058)    (2,424)     (2,022)      (4,555)         (2,949)
                                          -----------  ----------  ----------  ---------   ---------   ----------  --------------
        Net increase (decrease) in net
           assets from contract
           transactions                       10,518      15,102      22,012     21,376      45,818       55,231          23,270
                                          -----------  ----------  ----------  ---------   ---------   ----------  --------------

        Net increase (decrease) in net
           assets                             11,735      15,110      23,652     16,476      59,380       82,247          31,874

Net assets at beginning of period              1,233       2,035      15,986     53,169      21,989       97,063          62,371
                                          -----------  ----------  ----------  ---------   ---------   ----------  --------------
Net assets as end of period             $     12,968      17,145      39,638     69,645      81,369      179,310          94,245
                                          ===========  ==========  ==========  =========   =========   ==========  ==============

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 1998
(In thousands of dollars)



                                                              Cova                          GACC       Lord Abbett     Russell
                                          ---------------------------------------------  -----------  -------------  ------------
                                                                               Growth
                                                       Small                    and                      Growth         Multi-
                                                        Cap       Equity       Income       Money          and          Style
                                           Balanced    Equity     Income       Equity      Market        Income         Equity
                                          ----------  --------   ---------   ----------  -----------  -------------  ------------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)      $        23       (10)         11          (30)        (161)         1,761          (129)
      Net realized gain (loss)                   40        11          80          167          436         33,820            40
      Change in unrealized appreciation         173        39          49          548          185         26,592         3,199
                                          ----------  --------   ---------   ----------  -----------  -------------  ------------
        Net increase (decrease) from
           operations                           236        40         140          685          460         62,173         3,110
                                          ----------  --------   ---------   ----------  -----------  -------------  ------------

Contract transactions:
    Cova payments                                 -         -           -            -            -              -             -
    Cova redemptions                              -         -           -            -            -              -             -
    Payments received from contract
      owners                                  1,408       442       1,820        3,014       35,352         55,721        21,870
    Transfers between sub-accounts
      (including fixed account), net          1,373       588         988        2,913      (19,753)       102,796         4,748
    Transfers for contract benefits and
      terminations                              (46)      (15)        (42)         (98)      (2,913)       (38,987)         (169)
                                          ----------  --------   ---------   ----------  -----------  -------------  ------------
        Net increase (decrease) in net
           assets from contract
           transactions                       2,735     1,015       2,766        5,829       12,686        119,530        26,449
                                          ----------  --------   ---------   ----------  -----------  -------------  ------------

        Net increase (decrease) in net
           assets                             2,971     1,055       2,906        6,514       13,146        181,703        29,559

Net assets at beginning of period               401       272         557        1,309        3,318        487,500             -
                                          ----------  --------   ---------   ----------  -----------  -------------  ------------
Net assets as end of period             $     3,372     1,327       3,463        7,823       16,464        669,203        29,559
                                          ==========  ========   =========   ==========  ===========  =============  ============


COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 1998
(In thousands of dollars)



                                                     Russell                                    AIM                      Alliance
                                        ---------------------------------  -------------------------------------------  -----------

                                                                                                             V.I.
                                         Aggressive               Core                    V.I. Capital   International    Premier
                                           Equity      Non-US     Bond      V.I. Value    Appreciation      Equity        Growth
                                        ------------ ----------- --------  ------------  --------------- -------------  -----------
Increase (decrease) in net assets from
   operations:
     Net investment income (loss)     $         (31)        (54)     178            (8)             (11)           (1)         (45)
     Net realized gain (loss)                   (18)          5        7           250               50            (3)          (4)
     Change in unrealized appreciation           75         412      268           668              164            81        1,522
                                        ------------ ----------- --------  ------------  --------------- -------------  -----------
       Net increase (decrease) from
         operations                              26         363      453           910              203            77        1,473
                                        ------------ ----------- --------  ------------  --------------- -------------  -----------

Contract transactions:
   Cova payments                                  -           -        -             -                -             -            -
   Cova redemptions                               -           -        -             -                -             -            -
   Payments received from contract
     owners                                   4,296       8,107   13,098         4,061            1,431         1,648        6,485
   Transfers between sub-accounts
     (including fixed account), net           1,041       1,920    3,732         2,030              609           609        1,828
   Transfers for contract benefits and
     terminations                               (20)        (74)    (233)         (185)             (83)           (9)         (38)
                                        ------------ ----------- --------  ------------  --------------- -------------  -----------
       Net increase (decrease) in net
         assets from contract
         transactions                         5,317       9,953   16,597         5,906            1,957         2,248        8,275
                                        ------------ ----------- --------  ------------  --------------- -------------  -----------

       Net increase (decrease) in net
         assets                               5,343      10,316   17,050         6,816            2,160         2,325        9,748

Net assets at beginning of period                 -           -        -             -                -             -            -
                                        ------------ ----------- --------  ------------  --------------- -------------  -----------
Net assets as end of period           $       5,343      10,316   17,050         6,816            2,160         2,325        9,748
                                        ============ =========== ========  ============  =============== =============  ===========

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 1998
(In thousands of dollars)



                                            Alliance      Liberty                 Goldman Sachs                      Kemper
                                          -------------  ----------   -------------------------------------   ---------------------
                                                          Newport                                              Dreman
                                              Real         Tiger       Growth                                   High        Small
                                             Estate        Fund,         and       International   Global      Return        Cap
                                           Investment     Variable     Income         Equity       Income      Equity      Growth
                                          -------------  ----------   ---------   --------------  ---------   ---------   ---------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)      $            1           4          12               (7)         6           -          (5)
      Net realized gain (loss)                       3         (30)        (12)              10          3           -          (3)
      Change in unrealized appreciation           (170)         54        (207)              56         (1)          1         107
                                          -------------  ----------   ---------   --------------  ---------   ---------   ---------
        Net increase (decrease) from
           operations                             (166)         28        (207)              59          8           1          99
                                          -------------  ----------   ---------   --------------  ---------   ---------   ---------

Contract transactions:
    Cova payments                                    -           -           -                -          -           -           -
    Cova redemptions                                 -           -           -                -          -           -           -
    Payments received from contract
      owners                                     1,193         159       3,067              979        125           -         630
    Transfers between sub-accounts
      (including fixed account), net               514         108       1,826              255         84          96         162
    Transfers for contract benefits and
      terminations                                 (12)          -         (52)              (6)       (14)          -           2
                                          -------------  ----------   ---------   --------------  ---------   ---------   ---------
        Net increase (decrease) in net
           assets from contract
           transactions                          1,695         267       4,841            1,228        195          96         794
                                          -------------  ----------   ---------   --------------  ---------   ---------   ---------

        Net increase (decrease) in net
           assets                                1,529         295       4,634            1,287        203          97         893

Net assets at beginning of period                    -           -           -                -          -           -           -
                                          -------------  ----------   ---------   --------------  ---------   ---------   ---------
Net assets as end of period             $        1,529         295       4,634            1,287        203          97         893
                                          =============  ==========   =========   ==============  =========   =========   =========

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 1998
(In thousands of dollars)



                                                   Kemper                                        MFS
                                          ------------------------   -----------------------------------------------------------
                                                                                                                         F&C
                                            Small                                             Growth                  Emerging
                                             Cap      Government                               with       Emerging     Markets
                                            Value     Securities       Bond      Research     Income       Growth      Equity
                                          ---------  -------------   ---------  ----------  ----------   ----------  -----------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)      $      (13)             -           -         (28)        (38)         (37)           3
      Net realized gain (loss)                   8              -           -          16           -           (2)         (97)
      Change in unrealized appreciation       (155)             9           1         481         574          985          (94)
                                          ---------  -------------   ---------  ----------  ----------   ----------  -----------
        Net increase (decrease) from
           operations                         (160)             9           1         469         536          946         (188)
                                          ---------  -------------   ---------  ----------  ----------   ----------  -----------

Contract transactions:
    Cova payments                                -              -           -           -           -            -            -
    Cova redemptions                             -              -           -           -           -            -            -
    Payments received from contract
      owners                                 1,656            503           3       3,760       4,624        5,018          421
    Transfers between sub-accounts
      (including fixed account), net           670            120         170       1,530       1,901        1,216          252
    Transfers for contract benefits and
      terminations                             (21)            (2)          -        (101)        (45)         (38)          (4)
                                          ---------  -------------   ---------  ----------  ----------   ----------  -----------
        Net increase (decrease) in net
           assets from contract
           transactions                      2,305            621         173       5,189       6,480        6,196          669
                                          ---------  -------------   ---------  ----------  ----------   ----------  -----------

        Net increase (decrease) in net
           assets                            2,145            630         174       5,658       7,016        7,142          481

Net assets at beginning of period                -              -           -           -           -            -            -
                                          ---------  -------------   ---------  ----------  ----------   ----------  -----------
Net assets as end of period             $    2,145            630         174       5,658       7,016        7,142          481
                                          =========  =============   =========  ==========  ==========   ==========  ===========

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 1998
(In thousands of dollars)



                                                     MFS                                      Oppenheimer
                                          -------------------------- --------------------------------------------------------------
                                                                                     Main Street
                                                                                       Growth
                                             High         Global        Capital          and          High                Strategic
                                            Income     Governments    Appreciation     Income        Income      Bond       Bond
                                          ----------  -------------- --------------  ------------   --------   --------  ----------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)      $         5               -             (6)          (19)        (1)       (19)         (3)
      Net realized gain (loss)                    3               -              7             2          3          5           2
      Change in unrealized appreciation         (34)              1            134           (28)       (15)        95           3
                                          ----------  -------------- --------------  ------------   --------   --------  ----------
        Net increase (decrease) from
           operations                           (26)              1            135           (45)       (13)        81           2
                                          ----------  -------------- --------------  ------------   --------   --------  ----------

Contract transactions:
    Cova payments                                 -               -              -             -          -          -           -
    Cova redemptions                              -               -              -             -          -          -           -
    Payments received from contract
      owners                                  1,634               4            838         2,140        517      3,298         725
    Transfers between sub-accounts
      (including fixed account), net            570              17            220           859        281        889         371
    Transfers for contract benefits and
      terminations                              (20)              -             (4)          (13)        (8)       (34)         (3)
                                          ----------  -------------- --------------  ------------   --------   --------  ----------
        Net increase (decrease) in net
           assets from contract
           transactions                       2,184              21          1,054         2,986        790      4,153       1,093
                                          ----------  -------------- --------------  ------------   --------   --------  ----------

        Net increase (decrease) in net
           assets                             2,158              22          1,189         2,941        777      4,234       1,095

Net assets at beginning of period                 -               -              -             -          -          -           -
                                          ----------  -------------- --------------  ------------   --------   --------  ----------
Net assets as end of period             $     2,158              22          1,189         2,941        777      4,234       1,095
                                          ==========  ============== ==============  ============   ========   ========  ==========

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 1998
(In thousands of dollars)



                                                                Putnam                                         Templeton
                                     ----------------------------------------------------------------- ---------------------------
                                                                                              VT
                                       VT Growth                              VT         International
                                          and      VT New                International       New                       Developing
                                        Income      Value   VT Vista        Growth       Opportunities International    Markets
                                     ------------- -------- ----------  --------------  -------------- -------------  ------------
Increase (decrease) in net assets
  from operations:
    Net investment income (loss)   $          (46)       2         (9)            (17)             (4)           (6)           (3)
    Net realized gain (loss)                  192        2         (1)            (39)             24             8            (4)
    Change in unrealized appreciation         660        6        173             353              40            48            44
                                     ------------- -------- ----------  --------------  -------------- -------------  ------------
      Net increase (decrease) from
       operations                             806       10        163             297              60            50            37
                                     ------------- -------- ----------  --------------  -------------- -------------  ------------

Contract transactions:
   Cova payments                                -        -          -               -               -             -             -
   Cova redemptions                             -        -          -               -               -             -             -
   Payments received from contract
    owners                                  8,705      173      1,241           4,444             423         1,261           509
   Transfers between sub-accounts
    (including fixed account), net          3,257      259        385           1,511             127           201           139
   Transfers for contract benefits and
    terminations                              (69)      (1)        (4)            (46)             (8)           (5)           (6)
                                     ------------- -------- ----------  --------------  -------------- -------------  ------------
      Net increase (decrease) in net
       assets from contract
       transactions                        11,893      431      1,622           5,909             542         1,457           642
                                     ------------- -------- ----------  --------------  -------------- -------------  ------------

      Net increase (decrease) in net
       assets                              12,699      441      1,785           6,206             602         1,507           679

Net assets at beginning of period               -        -          -               -               -             -             -
                                     ------------- -------- ----------  --------------  -------------- -------------  ------------
Net assets as end of period        $       12,699      441      1,785           6,206             602         1,507           679
                                     ============= ======== ==========  ==============  ============== =============  ============

COVA VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 1998
(In thousands of dollars)



                                            Templeton                             Fidelity
                                          ------------- ------------------------------------------------------------

                                             Mutual                                VIP III       VIP III     VIP
                                             Shares      VIP         VIP II        Growth       Growth &   Equity-
                                           Investments  Growth     Contrafund   Opportunities    Income    Income         Total
                                          ------------- --------  ------------ --------------- ----------- ---------  -------------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)      $           (5)       -            (2)              -          (5)       (1)         1,864
      Net realized gain (loss)                       -       (3)           (2)             (2)         (5)       (3)        76,767
      Change in unrealized appreciation             32       12            48              13          94        17         78,917
                                          ------------- --------  ------------ --------------- ----------- ---------  -------------
        Net increase (decrease) from
           operations                               27        9            44              11          84        13        157,548
                                          ------------- --------  ------------ --------------- ----------- ---------  -------------

Contract transactions:
    Cova payments                                    -        -             -               -           -         -              -
    Cova redemptions                                 -        -             -               -           -         -           (321)
    Payments received from contract
      owners                                       584       86           330             114         435       195        316,347
    Transfers between sub-accounts
      (including fixed account), net               415       (5)           24             (13)        333        51        288,031
    Transfers for contract benefits and
      terminations                                  (5)      (2)            2               -           -        (3)       (99,409)
                                          ------------- --------  ------------ --------------- ----------- ---------  -------------
        Net increase (decrease) in net
           assets from contract
           transactions                            994       79           356             101         768       243        504,648
                                          ------------- --------  ------------ --------------- ----------- ---------  -------------

        Net increase (decrease) in net
           assets                                1,021       88           400             112         852       256        662,196

Net assets at beginning of period                    -        -             -               -           -         -      1,038,346
                                          ------------- --------  ------------ --------------- ----------- ---------  -------------
Net assets as end of period             $        1,021       88           400             112         852       256      1,700,542
                                          ============= ========  ============ =============== =========== =========  =============


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(1)   ORGANIZATION
      Cova Variable Annuity Account One (the Separate Account), a unit investment trust registered under the Investment Company Act of 1940 as amended, was established by Cova Financial Life Services Insurance Company
      (Cova) and exists in accordance with the regulations of the Missouri
      Department of Insurance. The Separate Account is a funding vehicle for variable annuity contracts issued by Cova.

      The Separate Account is divided into sub-accounts with the assets of each sub-account invested in corresponding portfolios of the following investment companies. Each investment company is a diversified, open-end, management investment company registered under the Investment Company Act of 1940 as amended. The sub-accounts available for investment may vary between variable annuity contracts offered for sale by Cova.

           Cova Series Trust (Cova)                                                 16 portfolios
           General American Capital Company (GACC)                                   1 portfolio
           Russell Insurance Funds (Russell)                                         5 portfolios
           AIM Variable Insurance Funds, Inc. (AIM)                                  3 portfolios
           Alliance Variable Products Series Fund, Inc. (Alliance)                   2 portfolios
           Liberty Variable Investment Trust (Liberty)                               1 portfolio
           Goldman Sachs Variable Insurance Trust (Goldman Sachs)                    3 portfolios
           Investors Fund Series (Kemper)                                            4 portfolios
           MFS Variable Insurance Trust (MFS)                                        7 portfolios
           Oppenheimer Variable Account Funds (Oppenheimer)                          5 portfolios
           Putnam Variable Trust (Putnam)                                            5 portfolios
           Templeton Variable Products Series Fund (Templeton)                       7 portfolios
           Variable Insurance Products Fund, Fund II and Fund III (Fidelity)         5 portfolios

      The following sub-accounts commenced operations during the period:

           Cova Lord Abbett Growth and Income            January 8, 1999
           Cova U.S. Government Securities                August 5, 1999
           Cova Stock                                     August 5, 1999
           Russell Real Estate Securities                   July 1, 1999
           Templeton Bond                                  March 1, 1999
           Franklin Small Cap Investments                  March 1, 1999
           Templeton Stock                              January 19, 1999
           Franklin Growth Investments                     March 1, 1999

      The Cova U.S. Government Securities and Stock sub-accounts were not available to contract owners until November 2, 1999.

      The following sub-accounts ceased operations during the period:

           Cova Quality Income                           January 8, 1999
           Cova Money Market                             January 8, 1999
           Cova High Yield                               January 8, 1999
           Cova Stock Index                              January 8, 1999
           Cova VKAC Growth and Income                   January 8, 1999
           Lord Abbett Growth and Income                 January 8, 1999

      The Cova Small Cap Equity sub-account ceased operations on
      October 8, 1999.

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(2)   SIGNIFICANT ACCOUNTING POLICIES
      (A)  INVESTMENT VALUATION
           Investments made in the portfolios of the investment companies are valued at the reported net asset value of such portfolios, which value their investment securities at fair value. The average cost method is used to compute the realized gains and losses on the sale of portfolio shares owned by the sub-accounts. Income from dividends and gains from realized capital gain distributions are recorded on the ex-distribution date.

      (B)  REINVESTMENT OF DISTRIBUTIONS
           With the exception of the GACC Money Market Fund, dividends and gains from realized gain distributions are reinvested in additional shares of the portfolio.

           GACC follows the Federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized capital gains are deemed to pass through to the Separate Account. As a result, GACC does not distribute dividends and realized capital gains. During December of each year, the accumulated net investment income and realized capital gains of the GACC Money Market Fund are allocated to the Separate Account by increasing the cost basis and recognizing a gain in the Separate Account.

      (C)  FEDERAL INCOME TAXES
           The operations of the Separate Account are included in the federal income tax return of Cova which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (IRC). Under current IRC provisions, Cova believes it will be treated as the owner of the Separate Account assets for federal income tax purposes and does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited to the variable annuity contracts. Based on this, no charge has been made to the Separate Account for federal income taxes. A charge may be made in future years for any federal income taxes that would be attributable to the variable annuity contracts.

      (D)  ANNUITY RESERVES
           Annuity reserves are computed for contracts in the payout stage according to the 1983a Mortality Table. The assumed investment return is 3%. The mortality risk is borne by Cova and may result in additional transfers to the Separate Account. Conversely, if reserves exceed amounts required, transfers may be made from the Separate Account to Cova.


(3)   SEPARATE ACCOUNT EXPENSES
      Cova deducts a daily charge from the net assets of each Separate Account sub-account equivalent to an annual rate of 1.25% for the assumption of mortality and expense risks and 0.15% for administrative expenses. The mortality risks assumed by Cova arise from its contractual obligation to make annuity payments after the annuity date for the life of the annuitant and to waive the withdrawal fee in the event of the death of the contract owner. The administrative fees cover the cost of establishing and maintaining the variable annuity contracts and the Separate Account.

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(4)   CONTRACT FEES
      There are no deductions made from purchase payments for sales fees at the time a variable annuity contract is purchased. However, if all or a portion of the contract value is withdrawn, a withdrawal fee may be assessed and deducted from the contract value or payment to the contract owner. The withdrawal fee is imposed on withdrawals of contract values attributable to purchase payments within five years after receipt and is equal to 5% of the purchase payment withdrawn. After the first contract anniversary, provided the contract value exceeds $5,000, the contract owner may make one withdrawal each contract year of up to 10% of the aggregate purchase payments (on deposit for more than one year) without incurring a surrender fee. During the nine months ending September 30, 1999, surrender fees of $1.426 million were deducted.

      An annual contract maintenance fee of $30 is imposed on all variable annuity contracts with contract values less than $50,000 on their anniversary. This fee covers the cost of contract administration for the previous year and is prorated between the Separate Account sub-accounts and the fixed rate account to which the contract value is allocated. Subject to certain restrictions, the contract owner may transfer all or a part of the accumulated value of the contract among the available sub-accounts and the fixed rate account. If more than 12 transfers have been made in the contract year, a transfer fee of $25 per transfer or, if less, 2% of the amount transferred, may be deducted from the contract value. Transfers made in a dollar cost averaging program are not subject to the transfer fee.

      During the nine months ending September 30, 1999, contract maintenance and transfer fees of $474 thousand were deducted.

      Currently, Cova advances any premium taxes due at the time purchase payments are made and then deducts premium taxes at the time annuity payments begin. Cova reserves the right to deduct premium taxes when incurred.

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited
(In thousands of dollars)


(5)   COST BASIS OF INVESTMENTS
      The cost basis of each sub-account's investment follows:


      Cova Lord Abbett Growth and Income         $ 750,437            Kemper Small Cap Value                              $ 4,209
      Cova Bond Debenture                          154,044            Kemper Government Securities                          2,122
      Cova Developing Growth                        20,567            MFS Bond                                                178
      Cova Large Cap Research                       22,835            MFS Research                                         11,690
      Cova Mid-Cap Value                            24,362            MFS Growth with Income                               14,162
      Cova Quality Bond                             90,021            MFS Emerging Growth                                  14,207
      Cova Small Cap Stock                          66,965            MFS/F&C Emerging Markets Equity                         127
      Cova Large Cap Stock                         183,871            MFS High Income                                       4,038
      Cova Select Equity                           187,494            MFS Global Governments                                   68
      Cova International Equity                     89,046            Oppenheimer Capital Appreciation                      4,751
      Cova Balanced                                  7,120            Oppenheimer Main Street Growth & Income               4,878
      Cova Small Cap Equity                            208            Oppenheimer High Income                               2,066
      Cova Equity Income                             5,405            Oppenheimer Bond                                      9,761
      Cova Growth and Income Equity                 12,411            Oppenheimer Strategic Bond                            2,717
      GACC Money Market                             43,011            Putnam VT Growth and Income                          24,347
      Russell Multi-Style Equity                    43,838            Putnam VT New Value                                     607
      Russell Aggressive Equity                      7,857            Putnam VT Vista                                       3,450
      Russell Non-US                                15,639            Putnam VT International Growth                       12,032
      Russell Core Bond                             25,874            Putnam VT International New Opportunities             1,152
      Russell Real Estate Securities                   307            Templeton Bond                                          262
      AIM V.I. Value                                24,317            Franklin Small Cap Investments                          402
      AIM V.I. Capital Appreciation                  7,547            Templeton Stock                                         281
      AIM V.I. International Equity                  3,034            Templeton International                               6,637
      Alliance Premier Growth                       24,946            Templeton Developing Markets                          2,286
      Alliance Real Estate Investment                3,578            Templeton Mutual Shares Investments                   2,060
      Liberty Newport Tiger Fund, Variable             325            Franklin Growth Investments                             419
      Goldman Sachs Growth and Income                6,420            Fidelity VIP Growth                                   1,127
      Goldman Sachs International Equity             2,687            Fidelity VIP II Contrafund                            1,296
      Goldman Sachs Global Income                      295            Fidelity VIP III Growth Opportunities                   542
      Kemper Dreman High Return Equity                 165            Fidelity VIP III Growth & Income                      2,005
      Kemper Small Cap Growth                        1,218            Fidelity VIP Equity-Income                            1,121
                                                                                                                ------------------
                                                                                                                      $ 1,960,844
                                                                                                                ==================

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(6)   UNIT FAIR VALUE
      A summary of accumulation unit values, net assets, total return and expense ratios for each sub-account follows:

                                                  Commenced                           Accumulation Unit Value
                                                                  -----------------------------------------------------------------
                                                  Operations         9/30/99         12/31/98         12/31/97         12/31/96
                                                ---------------   ---------------  --------------   --------------   --------------
      Cova Lord Abbett Growth and Income                1/8/99  $      35.846830               -                -                -
      Cova Bond Debenture                               5/1/96         13.296993       13.496500        12.881792        11.294930
      Cova Developing Growth                           8/20/97         11.961743       11.067854        10.527554                -
      Cova Large Cap Research                          8/20/97         12.785625       11.825550         9.899560                -
      Cova Mid-Cap Value                               8/20/97         10.653208       10.437949        10.467957                -
      Cova Quality Bond                                 5/1/96         11.609274       11.914489        11.155126        10.368764
      Cova Small Cap Stock                              5/1/96         13.321364       12.582860        13.491466        11.308419
      Cova Large Cap Stock                              5/1/96         20.192796       19.428499        14.889462        11.334979
      Cova Select Equity                                5/1/96         16.298247       16.987204        14.053502        10.838053
      Cova International Equity                         5/1/96         13.850862       12.889315        11.462435        10.967004
      Cova Balanced                                     7/1/97         11.851579       11.767845        10.531920                -
      Cova Small Cap Equity                             7/1/97         10.156919       10.238676        10.418047                -
      Cova Equity Income                                7/1/97         12.246348       12.068849        11.194166                -
      Cova Growth and Income Equity                     7/1/97         12.605306       12.188331        10.756082                -
      Cova U.S. Government Securities                   8/5/99         10.030619               -                -                -
      Cova Stock                                        8/5/99         10.027736               -                -                -
      GACC Money Market                                 6/3/96         11.405605       11.109943        10.667011        10.233546
      Russell Multi-Style Equity                      12/31/97         12.995416       12.694810        10.000000                -
      Russell Aggressive Equity                       12/31/97          9.195572        9.963254        10.000000                -
      Russell Non-US                                  12/31/97         12.264216       11.142092        10.000000                -
      Russell Core Bond                               12/31/97         10.419921       10.591175        10.000000                -
      Russell Real Estate Securities                    7/1/99          9.182981               -                -                -
      AIM V.I. Value                                  12/31/97         14.258572       13.060203        10.000000                -
      AIM V.I. Capital Appreciation                   12/31/97         12.406066       11.770729        10.000000                -
      AIM V.I. International Equity                   12/31/97         12.318620       11.391449        10.000000                -
      Alliance Premier Growth                         12/31/97         15.718552       14.595485        10.000000                -
      Alliance Real Estate Investment                 12/31/97          7.568838        7.988435        10.000000                -
      Liberty Newport Tiger Fund, Variable            12/31/97         11.401543        9.228765        10.000000                -
      Goldman Sachs Growth and Income                  1/29/98          9.504979        9.908613                -                -
      Goldman Sachs International Equity               1/29/98         12.222446       11.402925                -                -
      Goldman Sachs Global Income                      1/29/98         10.524675       10.781765                -                -
      Kemper Dreman High Return Equity                 5/15/98          9.603380       10.487302                -                -
      Kemper Small Cap Growth                         12/31/97         11.872260       11.676086        10.000000                -
      Kemper Small Cap Value                          12/31/97          8.510588        8.753222        10.000000                -
      Kemper Government Securities                    12/31/97         10.531690       10.556498        10.000000                -
      MFS Bond                                         5/15/98         10.257883       10.491811                -                -
      MFS Research                                    12/31/97         12.260366       12.172796        10.000000                -
      MFS Growth with Income                          12/31/97         11.526519       12.066568        10.000000                -
      MFS Emerging Growth                             12/31/97         14.925278       13.233235        10.000000                -
      MFS/F&C Emerging Markets Equity                 12/31/97          6.966288        6.571830        10.000000                -
      MFS High Income                                 12/31/97         10.108867        9.845193        10.000000                -
      MFS Global Governments                          12/31/97         10.397577       10.669943        10.000000                -
      Oppenheimer Capital Appreciation                12/31/97         13.345832       12.232731        10.000000                -
      Oppenheimer Main Street Growth & Income         12/31/97         11.129275       10.326519        10.000000                -
      Oppenheimer High Income                         12/31/97         10.048704        9.893828        10.000000                -
      Oppenheimer Bond                                12/31/97         10.220461       10.533011        10.000000                -
      Oppenheimer Strategic Bond                      12/31/97         10.080105       10.151332        10.000000                -
      Putnam VT Growth and Income                     12/31/97         11.195156       11.382650        10.000000                -
      Putnam VT New Value                             12/31/97         10.235447       10.483517        10.000000                -
      Putnam VT Vista                                 12/31/97         12.621681       11.785702        10.000000                -
      Putnam VT International Growth                  12/31/97         13.701718       11.707003        10.000000                -
      Putnam VT International New Opportunities       12/31/97         14.569627       11.402252        10.000000                -
      Templeton Bond                                    3/1/99          9.774435               -                -                -
      Franklin Small Cap Investments                    3/1/99         12.685545               -                -                -
      Templeton Stock                                  1/19/99         10.736878               -                -                -
      Templeton International                           5/1/98          9.848936        9.144522                -                -
      Templeton Developing Markets                      5/1/98          9.115638        7.552448                -                -
      Templeton Mutual Shares Investments               5/1/98          9.869908        9.630622                -                -
      Franklin Growth Investments                       3/1/99         11.606240               -                -                -
      Fidelity VIP Growth                              2/17/98         14.399380       13.077878                -                -
      Fidelity VIP II Contrafund                       2/17/98         12.947769       12.357373                -                -
      Fidelity VIP III Growth Opportunities            2/17/98         11.383464       11.742360                -                -
      Fidelity VIP III Growth & Income                 2/17/98         12.176369       12.202502                -                -
      Fidelity VIP Equity-Income                       2/17/98         10.820348       10.626607                -                -

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(6)   UNIT FAIR VALUE, CONTINUED:
      A summary of accumulation unit values, net assets, total return and expense ratios for each sub-account follows:

                                                  Commenced                             Net Assets (in thousands)
                                                                  -----------------------------------------------------------------
                                                  Operations         9/30/99         12/31/98         12/31/97         12/31/96
                                                ---------------   ---------------  --------------   --------------   --------------
      Cova Lord Abbett Growth and Income                1/8/99  $        756,378               -                -                -
      Cova Bond Debenture                               5/1/96           152,499         110,471           50,820            7,451
      Cova Developing Growth                           8/20/97            22,868          14,855            1,565                -
      Cova Large Cap Research                          8/20/97            25,549          12,968            1,233                -
      Cova Mid-Cap Value                               8/20/97            25,122          17,145            2,035                -
      Cova Quality Bond                                 5/1/96            88,994          39,638           15,986            5,276
      Cova Small Cap Stock                              5/1/96            71,824          69,645           53,169           13,993
      Cova Large Cap Stock                              5/1/96           196,481          81,369           21,989           15,751
      Cova Select Equity                                5/1/96           195,369         179,310           97,063           22,159
      Cova International Equity                         5/1/96           103,945          94,245           62,371           14,333
      Cova Balanced                                     7/1/97             7,260           3,372              401                -
      Cova Small Cap Equity                             7/1/97               213           1,327              272                -
      Cova Equity Income                                7/1/97             5,431           3,463              557                -
      Cova Growth and Income Equity                     7/1/97            13,122           7,823            1,309                -
      Cova U.S. Government Securities                   8/5/99                 -               -                -                -
      Cova Stock                                        8/5/99                 -               -                -                -
      GACC Money Market                                 6/3/96            43,943          16,464            3,318              358
      Russell Multi-Style Equity                      12/31/97            45,001          29,559                -                -
      Russell Aggressive Equity                       12/31/97             7,523           5,343                -                -
      Russell Non-US                                  12/31/97            17,385          10,316                -                -
      Russell Core Bond                               12/31/97            25,038          17,050                -                -
      Russell Real Estate Securities                    7/1/99               295               -                -                -
      AIM V.I. Value                                  12/31/97            25,653           6,816                -                -
      AIM V.I. Capital Appreciation                   12/31/97             7,936           2,160                -                -
      AIM V.I. International Equity                   12/31/97             3,208           2,325                -                -
      Alliance Premier Growth                         12/31/97            26,944           9,748                -                -
      Alliance Real Estate Investment                 12/31/97             3,179           1,529                -                -
      Liberty Newport Tiger Fund, Variable            12/31/97               329             295                -                -
      Goldman Sachs Growth and Income                  1/29/98             5,954           4,634                -                -
      Goldman Sachs International Equity               1/29/98             2,822           1,287                -                -
      Goldman Sachs Global Income                      1/29/98               291             203                -                -
      Kemper Dreman High Return Equity                 5/15/98               151              97                -                -
      Kemper Small Cap Growth                         12/31/97             1,358             893                -                -
      Kemper Small Cap Value                          12/31/97             4,044           2,145                -                -
      Kemper Government Securities                    12/31/97             2,076             630                -                -
      MFS Bond                                         5/15/98               173             174                -                -
      MFS Research                                    12/31/97            11,991           5,658                -                -
      MFS Growth with Income                          12/31/97            13,996           7,016                -                -
      MFS Emerging Growth                             12/31/97            16,586           7,142                -                -
      MFS/F&C Emerging Markets Equity                 12/31/97               117             481                -                -
      MFS High Income                                 12/31/97             3,867           2,158                -                -
      MFS Global Governments                          12/31/97                66              22                -                -
      Oppenheimer Capital Appreciation                12/31/97             4,951           1,189                -                -
      Oppenheimer Main Street Growth & Income         12/31/97             5,060           2,941                -                -
      Oppenheimer High Income                         12/31/97             1,990             777                -                -
      Oppenheimer Bond                                12/31/97             9,399           4,234                -                -
      Oppenheimer Strategic Bond                      12/31/97             2,646           1,095                -                -
      Putnam VT Growth and Income                     12/31/97            22,847          12,699                -                -
      Putnam VT New Value                             12/31/97               574             441                -                -
      Putnam VT Vista                                 12/31/97             3,786           1,785                -                -
      Putnam VT International Growth                  12/31/97            13,864           6,206                -                -
      Putnam VT International New Opportunities       12/31/97             1,276             602                -                -
      Templeton Bond                                    3/1/99               260               -                -                -
      Franklin Small Cap Investments                    3/1/99               433               -                -                -
      Templeton Stock                                  1/19/99               277               -                -                -
      Templeton International                           5/1/98             6,671           1,507                -                -
      Templeton Developing Markets                      5/1/98             2,478             679                -                -
      Templeton Mutual Shares Investments               5/1/98             2,080           1,021                -                -
      Franklin Growth Investments                       3/1/99               418               -                -                -
      Fidelity VIP Growth                              2/17/98             1,137              88                -                -
      Fidelity VIP II Contrafund                       2/17/98             1,331             400                -                -
      Fidelity VIP III Growth Opportunities            2/17/98               532             112                -                -
      Fidelity VIP III Growth & Income                 2/17/98             2,055             852                -                -
      Fidelity VIP Equity-Income                       2/17/98             1,100             256                -                -

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(6)   UNIT FAIR VALUE, CONTINUED:

                                                  Commenced                                  Total Return*
                                                                  -----------------------------------------------------------------
                                                  Operations           1999            1998             1997             1996
                                                ---------------   ---------------  --------------   --------------   --------------
      Cova Lord Abbett Growth and Income                1/8/99            -0.16%               -                -                -
      Cova Bond Debenture                               5/1/96            -1.48%           4.77%           14.05%           11.86%
      Cova Developing Growth                           8/20/97             8.08%           5.13%            5.28%                -
      Cova Large Cap Research                          8/20/97             8.12%          19.46%           -1.00%                -
      Cova Mid-Cap Value                               8/20/97             2.06%          -0.29%            4.68%                -
      Cova Quality Bond                                 5/1/96            -2.56%           6.81%            7.58%            4.76%
      Cova Small Cap Stock                              5/1/96             5.87%          -6.74%           19.31%            7.57%
      Cova Large Cap Stock                              5/1/96             3.93%          30.49%           31.36%           13.32%
      Cova Select Equity                                5/1/96            -4.06%          20.88%           29.67%            7.48%
      Cova International Equity                         5/1/96             7.46%          12.45%            4.52%            7.36%
      Cova Balanced                                     7/1/97             0.71%          11.74%            5.32%                -
      Cova Small Cap Equity                             7/1/97            -0.80%          -1.72%            4.18%                -
      Cova Equity Income                                7/1/97             1.47%           7.81%           11.94%                -
      Cova Growth and Income Equity                     7/1/97             3.42%          13.32%            7.56%                -
      Cova U.S. Government Securities                   8/5/99                 -               -                -                -
      Cova Stock                                        8/5/99                 -               -                -                -
      GACC Money Market                                 6/3/96             2.66%           4.15%            4.24%            2.34%
      Russell Multi-Style Equity                      12/31/97             2.37%          26.95%                -                -
      Russell Aggressive Equity                       12/31/97            -7.71%          -0.37%                -                -
      Russell Non-US                                  12/31/97            10.07%          11.42%                -                -
      Russell Core Bond                               12/31/97            -1.62%           5.91%                -                -
      Russell Real Estate Securities                    7/1/99            -8.17%               -                -                -
      AIM V.I. Value                                  12/31/97             9.18%          30.60%                -                -
      AIM V.I. Capital Appreciation                   12/31/97             5.40%          17.71%                -                -
      AIM V.I. International Equity                   12/31/97             8.14%          13.91%                -                -
      Alliance Premier Growth                         12/31/97             7.70%          45.96%                -                -
      Alliance Real Estate Investment                 12/31/97            -5.25%         -20.12%                -                -
      Liberty Newport Tiger Fund, Variable            12/31/97            23.54%          -7.71%                -                -
      Goldman Sachs Growth and Income                  1/29/98            -4.07%          -0.91%                -                -
      Goldman Sachs International Equity               1/29/98             7.19%          14.03%                -                -
      Goldman Sachs Global Income                      1/29/98            -2.38%           7.82%                -                -
      Kemper Dreman High Return Equity                 5/15/98            -8.43%           4.87%                -                -
      Kemper Small Cap Growth                         12/31/97             1.68%          16.76%                -                -
      Kemper Small Cap Value                          12/31/97            -2.77%         -12.47%                -                -
      Kemper Government Securities                    12/31/97            -0.24%           5.57%                -                -
      MFS Bond                                         5/15/98            -2.23%           4.92%                -                -
      MFS Research                                    12/31/97             0.72%          21.73%                -                -
      MFS Growth with Income                          12/31/97            -4.48%          20.67%                -                -
      MFS Emerging Growth                             12/31/97            12.79%          32.33%                -                -
      MFS/F&C Emerging Markets Equity                 12/31/97             6.00%         -34.28%                -                -
      MFS High Income                                 12/31/97             2.68%          -1.55%                -                -
      MFS Global Governments                          12/31/97            -2.55%           6.70%                -                -
      Oppenheimer Capital Appreciation                12/31/97             9.10%          22.33%                -                -
      Oppenheimer Main Street Growth & Income         12/31/97             7.77%           3.27%                -                -
      Oppenheimer High Income                         12/31/97             1.56%          -1.06%                -                -
      Oppenheimer Bond                                12/31/97            -2.97%           5.33%                -                -
      Oppenheimer Strategic Bond                      12/31/97            -0.70%           1.51%                -                -
      Putnam VT Growth and Income                     12/31/97            -1.65%          13.83%                -                -
      Putnam VT New Value                             12/31/97            -2.37%           4.83%                -                -
      Putnam VT Vista                                 12/31/97             7.09%          17.86%                -                -
      Putnam VT International Growth                  12/31/97            17.04%          17.07%                -                -
      Putnam VT International New Opportunities       12/31/97            27.78%          14.02%                -                -
      Templeton Bond                                    3/1/99            -2.26%               -                -                -
      Franklin Small Cap Investments                    3/1/99            26.86%               -                -                -
      Templeton Stock                                  1/19/99             7.37%               -                -                -
      Templeton International                           5/1/98             7.70%          -8.55%                -                -
      Templeton Developing Markets                      5/1/98            20.70%         -24.48%                -                -
      Templeton Mutual Shares Investments               5/1/98             2.48%          -3.69%                -                -
      Franklin Growth Investments                       3/1/99            16.06%               -                -                -
      Fidelity VIP Growth                              2/17/98            10.11%          30.78%                -                -
      Fidelity VIP II Contrafund                       2/17/98             4.78%          23.57%                -                -
      Fidelity VIP III Growth Opportunities            2/17/98            -3.06%          17.42%                -                -
      Fidelity VIP III Growth & Income                 2/17/98            -0.21%          22.03%                -                -
      Fidelity VIP Equity-Income                       2/17/98             1.82%           6.27%                -                -


*     The total return for sub-accounts that commenced operations during the period is not annualized.
**    The expense ratio for sub-accounts that commenced operations during the period is annualized.
***   Sub-accounts commenced operations on 8/5/99 but were not available to contract owners for investment until 11/2/99.

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(6)   UNIT FAIR VALUE, CONTINUED:
                                                                                     Separate Account Expenses
                                                  Commenced                        As a % of Average Net Assets**
                                                                  -----------------------------------------------------------------
                                                  Operations           1999            1998             1997             1996
                                                ---------------   ---------------  --------------   --------------   --------------
      Cova Lord Abbett Growth and Income                1/8/99             1.40%               -                -                -
      Cova Bond Debenture                               5/1/96             1.40%           1.40%            1.40%            1.40%
      Cova Developing Growth                           8/20/97             1.40%           1.40%            1.40%                -
      Cova Large Cap Research                          8/20/97             1.40%           1.40%            1.40%                -
      Cova Mid-Cap Value                               8/20/97             1.40%           1.40%            1.40%                -
      Cova Quality Bond                                 5/1/96             1.40%           1.40%            1.40%            1.40%
      Cova Small Cap Stock                              5/1/96             1.40%           1.40%            1.40%            1.40%
      Cova Large Cap Stock                              5/1/96             1.40%           1.40%            1.40%            1.40%
      Cova Select Equity                                5/1/96             1.40%           1.40%            1.40%            1.40%
      Cova International Equity                         5/1/96             1.40%           1.40%            1.40%            1.40%
      Cova Balanced                                     7/1/97             1.40%           1.40%            1.40%                -
      Cova Small Cap Equity                             7/1/97             1.40%           1.40%            1.40%                -
      Cova Equity Income                                7/1/97             1.40%           1.40%            1.40%                -
      Cova Growth and Income Equity                     7/1/97             1.40%           1.40%            1.40%                -
      Cova U.S. Government Securities                   8/5/99                 -               -                -                -
      Cova Stock                                        8/5/99                 -               -                -                -
      GACC Money Market                                 6/3/96             1.40%           1.40%            1.40%            1.40%
      Russell Multi-Style Equity                      12/31/97             1.40%           1.40%                -                -
      Russell Aggressive Equity                       12/31/97             1.40%           1.40%                -                -
      Russell Non-US                                  12/31/97             1.40%           1.40%                -                -
      Russell Core Bond                               12/31/97             1.40%           1.40%                -                -
      Russell Real Estate Securities                    7/1/99             1.40%               -                -                -
      AIM V.I. Value                                  12/31/97             1.40%           1.40%                -                -
      AIM V.I. Capital Appreciation                   12/31/97             1.40%           1.40%                -                -
      AIM V.I. International Equity                   12/31/97             1.40%           1.40%                -                -
      Alliance Premier Growth                         12/31/97             1.40%           1.40%                -                -
      Alliance Real Estate Investment                 12/31/97             1.40%           1.40%                -                -
      Liberty Newport Tiger Fund, Variable            12/31/97             1.40%           1.40%                -                -
      Goldman Sachs Growth and Income                  1/29/98             1.40%           1.40%                -                -
      Goldman Sachs International Equity               1/29/98             1.40%           1.40%                -                -
      Goldman Sachs Global Income                      1/29/98             1.40%           1.40%                -                -
      Kemper Dreman High Return Equity                 5/15/98             1.40%           1.40%                -                -
      Kemper Small Cap Growth                         12/31/97             1.40%           1.40%                -                -
      Kemper Small Cap Value                          12/31/97             1.40%           1.40%                -                -
      Kemper Government Securities                    12/31/97             1.40%           1.40%                -                -
      MFS Bond                                         5/15/98             1.40%           1.40%                -                -
      MFS Research                                    12/31/97             1.40%           1.40%                -                -
      MFS Growth with Income                          12/31/97             1.40%           1.40%                -                -
      MFS Emerging Growth                             12/31/97             1.40%           1.40%                -                -
      MFS/F&C Emerging Markets Equity                 12/31/97             1.40%           1.40%                -                -
      MFS High Income                                 12/31/97             1.40%           1.40%                -                -
      MFS Global Governments                          12/31/97             1.40%           1.40%                -                -
      Oppenheimer Capital Appreciation                12/31/97             1.40%           1.40%                -                -
      Oppenheimer Main Street Growth & Income         12/31/97             1.40%           1.40%                -                -
      Oppenheimer High Income                         12/31/97             1.40%           1.40%                -                -
      Oppenheimer Bond                                12/31/97             1.40%           1.40%                -                -
      Oppenheimer Strategic Bond                      12/31/97             1.40%           1.40%                -                -
      Putnam VT Growth and Income                     12/31/97             1.40%           1.40%                -                -
      Putnam VT New Value                             12/31/97             1.40%           1.40%                -                -
      Putnam VT Vista                                 12/31/97             1.40%           1.40%                -                -
      Putnam VT International Growth                  12/31/97             1.40%           1.40%                -                -
      Putnam VT International New Opportunities       12/31/97             1.40%           1.40%                -                -
      Templeton Bond                                    3/1/99             1.40%               -                -                -
      Franklin Small Cap Investments                    3/1/99             1.40%               -                -                -
      Templeton Stock                                  1/19/99             1.40%               -                -                -
      Templeton International                           5/1/98             1.40%           1.40%                -                -
      Templeton Developing Markets                      5/1/98             1.40%           1.40%                -                -
      Templeton Mutual Shares Investments               5/1/98             1.40%           1.40%                -                -
      Franklin Growth Investments                       3/1/99             1.40%               -                -                -
      Fidelity VIP Growth                              2/17/98             1.40%           1.40%                -                -
      Fidelity VIP II Contrafund                       2/17/98             1.40%           1.40%                -                -
      Fidelity VIP III Growth Opportunities            2/17/98             1.40%           1.40%                -                -
      Fidelity VIP III Growth & Income                 2/17/98             1.40%           1.40%                -                -
      Fidelity VIP Equity-Income                       2/17/98             1.40%           1.40%                -                -


*     The total return for sub-accounts that commenced operations during the period is not annualized.
**    The expense ratio for sub-accounts that commenced operations during the period is annualized.
***   Sub-accounts commenced operations on 8/5/99 but were not available to contract owners for investment until 11/2/99.

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited
(In thousands of dollars)


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION
      The realized gain (loss) on the sale of fund shares and the change in unrealized appreciation for each sub-account during the nine months ending
      September 30, 1999 and the year ending December 31, 1998 follows:

                                                                                           Realized Gain (Loss)
                                                                   -----------------------------------------------------------
                                                                        Aggregate          Aggregate Cost
                                                      Year or       Proceeds from Sales    of Fund Shares         Realized
                                                       Period         of Fund Shares          Redeemed           Gain (Loss)
                                                    ------------   --------------------   -----------------    ---------------
      Cova Quality Income                                  1999               $ 38,668            $ 39,188             $ (520)
                                                           1998                 13,031              12,576                455

      Cova Money Market                                    1999                  7,897               7,897                  -
                                                           1998                 14,519              14,519                  -

      Cova High Yield                                      1999                 28,995              29,950               (955)
                                                           1998                  6,314               6,179                135

      Cova Stock Index                                     1999                100,241              82,162             18,079
                                                           1998                 23,196              17,093              6,103

      Cova VKAC Growth and Income                          1999                 51,735              45,148              6,587
                                                           1998                  6,244               4,804              1,440

      Cova Lord Abbett Growth and Income                   1999                 28,476              27,311              1,165
                                                           1998                      -                   -                  -

      Cova Bond Debenture                                  1999                  4,974               4,872                102
                                                           1998                  9,489               9,470                 19

      Cova Developing Growth                               1999                    493                 436                 57
                                                           1998                    138                 152                (14)

      Cova Large Cap Research                              1999                     45                  40                  5
                                                           1998                    161                 156                  5

      Cova Mid-Cap Value                                   1999                    396                 379                 17
                                                           1998                     82                  85                 (3)

      Cova Quality Bond                                    1999                 11,796              11,785                 11
                                                           1998                  1,335               1,299                 36

      Cova Small Cap Stock                                 1999                  5,786               5,770                 16
                                                           1998                  3,113               3,238               (125)

      Cova Large Cap Stock                                 1999                 23,248              21,316              1,932
                                                           1998                    147                 131                 16

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited
(In thousands of dollars)


(7)   REALIZED GAIN (LOSS), CONTINUED:
                                                                                     Realized Gain (Loss)
                                                             -----------------------------------------------------------
                                                                  Aggregate          Aggregate Cost
                                                Year or       Proceeds from Sales    of Fund Shares         Realized
                                                 Period         of Fund Shares          Redeemed           Gain (Loss)
                                              ------------   --------------------   -----------------    ---------------
      Cova Select Equity                             1999                $ 1,697             $ 1,462              $ 235
                                                     1998                  1,485               1,275                210

      Cova International Equity                      1999                  6,045               5,289                756
                                                     1998                  4,919               4,609                310

      Cova Balanced                                  1999                    467                 426                 41
                                                     1998                     30                  31                 (1)

      Cova Small Cap Equity                          1999                  1,617               1,545                 72
                                                     1998                     39                  42                 (3)

      Cova Equity Income                             1999                    292                 265                 27
                                                     1998                     75                  75                  -

      Cova Growth and Income Equity                  1999                    287                 251                 36
                                                     1998                    211                 204                  7

      Cova U.S. Government Securities                1999                    201                 200                  1
                                                     1998                      -                   -                  -

      Cova Stock                                     1999                    100                 100                  -
                                                     1998                      -                   -                  -

      GACC Money Market                              1999                 41,569              40,942                627
                                                     1998                 37,059              36,623                436

      Lord Abbett Growth and Income                  1999                700,973             555,507            145,466
                                                     1998                 12,298              10,217              2,081

      Russell Multi-Style Equity                     1999                  1,712               1,591                121
                                                     1998                     62                  61                  1

      Russell Aggressive Equity                      1999                    564                 574                (10)
                                                     1998                    203                 247                (44)

      Russell Non-US                                 1999                    577                 535                 42
                                                     1998                     92                  90                  2

      Russell Core Bond                              1999                  2,025               2,087                (62)
                                                     1998                    523                 522                  1

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited
(In thousands of dollars)


(7)   REALIZED GAIN (LOSS), CONTINUED:
                                                                                           Realized Gain (Loss)
                                                                   -----------------------------------------------------------
                                                                        Aggregate          Aggregate Cost
                                                      Year or       Proceeds from Sales    of Fund Shares         Realized
                                                       Period         of Fund Shares          Redeemed           Gain (Loss)
                                                    ------------   --------------------   -----------------    ---------------
      Russell Real Estate Securities                       1999                    $ 6                 $ 6                $ -
                                                           1998                      -                   -                  -

      AIM V.I. Value                                       1999                    231                 215                 16
                                                           1998                    253                 263                (10)

      AIM V.I. Capital Appreciation                        1999                    188                 175                 13
                                                           1998                     72                  75                 (3)

      AIM V.I. International Equity                        1999                  8,799               8,577                222
                                                           1998                  8,246               8,249                 (3)

      Alliance Premier Growth                              1999                    523                 479                 44
                                                           1998                     54                  58                 (4)

      Alliance Real Estate Investment                      1999                    248                 261                (13)
                                                           1998                     28                  30                 (2)

      Liberty Newport Tiger Fund, Variable                 1999                  1,580               1,449                131
                                                           1998                    416                 446                (30)

      Goldman Sachs Growth and Income                      1999                    664                 665                 (1)
                                                           1998                    126                 138                (12)

      Goldman Sachs International Equity                   1999                  2,696               2,574                122
                                                           1998                     29                  29                  -

      Goldman Sachs Global Income                          1999                      5                   5                  -
                                                           1998                     17                  16                  1

      Kemper Dreman High Return Equity                     1999                      8                   8                  -
                                                           1998                      -                   -                  -

      Kemper Small Cap Growth                              1999                    306                 286                 20
                                                           1998                  1,008               1,035                (27)

      Kemper Small Cap Value                               1999                    308                 320                (12)
                                                           1998                     21                  25                 (4)

      Kemper Government Securities                         1999                    141                 141                  -
                                                           1998                     17                  17                  -

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited
(In thousands of dollars)


(7)   REALIZED GAIN (LOSS), CONTINUED:
                                                                                            Realized Gain (Loss)
                                                                    -----------------------------------------------------------
                                                                         Aggregate          Aggregate Cost
                                                       Year or       Proceeds from Sales    of Fund Shares         Realized
                                                        Period         of Fund Shares          Redeemed           Gain (Loss)
                                                      -----------   --------------------   -----------------    ---------------
      MFS Bond                                              1999                   $ 13                $ 13                $ -
                                                            1998                      -                   -                  -

      MFS Research                                          1999                    239                 222                 17
                                                            1998                    120                 122                 (2)

      MFS Growth with Income                                1999                    228                 215                 13
                                                            1998                     28                  28                  -

      MFS Emerging Growth                                   1999                    280                 241                 39
                                                            1998                    129                 140                (11)

      MFS/Foreign & Colonial Emerging Markets Equity        1999                    552                 565                (13)
                                                            1998                  1,059               1,156                (97)

      MFS High Income                                       1999                     88                  90                 (2)
                                                            1998                     61                  63                 (2)

      MFS Global Governments                                1999                      1                   1                  -
                                                            1998                      -                   -                  -

      Oppenheimer Capital Appreciation                      1999                     70                  65                  5
                                                            1998                    187                 188                 (1)

      Oppenheimer Main Street Growth & Income               1999                    297                 278                 19
                                                            1998                    326                 363                (37)

      Oppenheimer High Income                               1999                     36                  37                 (1)
                                                            1998                     31                  32                 (1)

      Oppenheimer Bond                                      1999                    105                 109                 (4)
                                                            1998                     49                  49                  -

      Oppenheimer Strategic Bond                            1999                    155                 159                 (4)
                                                            1998                      3                   3                  -

      Putnam VT Growth and Income                           1999                    198                 192                  6
                                                            1998                    294                 302                 (8)

      Putnam VT New Value                                   1999                    167                 171                 (4)
                                                            1998                      3                   3                  -

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited
(In thousands of dollars)


(7)   REALIZED GAIN (LOSS), CONTINUED:
                                                                                        Realized Gain (Loss)
                                                                -----------------------------------------------------------
                                                                     Aggregate          Aggregate Cost
                                                   Year or       Proceeds from Sales    of Fund Shares         Realized
                                                    Period         of Fund Shares          Redeemed           Gain (Loss)
                                                 ------------   --------------------   -----------------    ---------------
      Putnam VT Vista                                   1999                  $ 161               $ 143               $ 18
                                                        1998                     27                  28                 (1)

      Putnam VT International Growth                    1999                  3,565               3,243                322
                                                        1998                  4,315               4,354                (39)

      Putnam VT International New Opportunities         1999                  2,878               2,715                163
                                                        1998                  2,989               2,965                 24


      Templeton Bond                                    1999                      3                   3                  -
                                                        1998                      -                   -                  -

      Franklin Small Cap Investments                    1999                     12                  11                  1
                                                        1998                      -                   -                  -

      Templeton Stock                                   1999                      -                   -                  -
                                                        1998                      -                   -                  -

      Templeton International                           1999                  8,222               8,128                 94
                                                        1998                  6,057               6,049                  8

      Templeton Developing Markets                      1999                    974                 915                 59
                                                        1998                    357                 361                 (4)

      Templeton Mutual Shares Investments               1999                    123                 115                  8
                                                        1998                      7                   7                  -

      Franklin Growth Investments                       1999                    140                 136                  4
                                                        1998                      -                   -                  -

      Fidelity VIP Growth                               1999                     39                  37                  2
                                                        1998                     34                  37                 (3)

      Fidelity VIP II Contrafund                        1999                     66                  60                  6
                                                        1998                     17                  19                 (2)

      Fidelity VIP III Growth Opportunities             1999                     22                  21                  1
                                                        1998                     24                  26                 (2)

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited
(In thousands of dollars)


(7)   REALIZED GAIN (LOSS), CONTINUED:
                                                                                         Realized Gain (Loss)
                                                                 -----------------------------------------------------------
                                                                      Aggregate          Aggregate Cost
                                                    Year or       Proceeds from Sales    of Fund Shares         Realized
                                                     Period         of Fund Shares          Redeemed           Gain (Loss)
                                                  ------------   --------------------   -----------------    ---------------
      Fidelity VIP III Growth & Income                   1999                   $ 44                $ 41                $ 3
                                                         1998                     69                  74                 (5)

      Fidelity VIP Equity-Income                         1999                     32                  31                  1
                                                         1998                     27                  30                 (3)

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited
(In thousands of dollars)


(7)   CHANGE IN UNREALIZED APPRECIATION:
                                                                               Unrealized Appreciation (Depreciation)
                                                                  -----------------------------------------------------------
                                                                      Appreciation         Appreciation
                                                     Year or         (Depreciation)       (Depreciation)
                                                      Period         End of Period        Beginning of Period      Change
                                                   ------------   --------------------   --------------------   -------------
      Cova Quality Income                                 1999                    $ -             $ 1,308           $ (1,308)
                                                          1998                  1,308               1,302                  6

      Cova Money Market                                   1999                      -                   -                  -
                                                          1998                      -                   -                  -

      Cova High Yield                                     1999                      -                 174               (174)
                                                          1998                    174                 842               (668)

      Cova Stock Index                                    1999                      -              25,838            (25,838)
                                                          1998                 25,838              25,000                838

      Cova VKAC Growth and Income                         1999                      -              11,521            (11,521)
                                                          1998                 11,521              10,887                634

      Cova Lord Abbett Growth and Income                  1999                  5,941                   -              5,941
                                                          1998                      -                   -                  -

      Cova Bond Debenture                                 1999                 (1,545)              3,523             (5,068)
                                                          1998                  3,523               1,958              1,565

      Cova Developing Growth                              1999                  2,301                 890              1,411
                                                          1998                    890                   7                883

      Cova Large Cap Research                             1999                  2,714               1,284              1,430
                                                          1998                  1,284                   6              1,278

      Cova Mid-Cap Value                                  1999                    760                 160                600
                                                          1998                    160                  40                120

      Cova Quality Bond                                   1999                 (1,027)              1,598             (2,625)
                                                          1998                  1,598                 186              1,412

      Cova Small Cap Stock                                1999                  4,859                 346              4,513
                                                          1998                    346               6,523             (6,177)

      Cova Large Cap Stock                                1999                 12,610              16,535             (3,925)
                                                          1998                 16,535               2,855             13,680

      Cova Select Equity                                  1999                  7,875              33,585            (25,710)
                                                          1998                 33,585              13,520             20,065

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited
(In thousands of dollars)


(7)   CHANGE IN UNREALIZED APPRECIATION, CONTINUED:
                                                                                   Unrealized Appreciation (Depreciation)
                                                                     -----------------------------------------------------------
                                                                         Appreciation          Appreciation
                                                        Year or         (Depreciation)        (Depreciation)
                                                         Period         End of Period         Beginning of Period       Change
                                                      ------------   --------------------    --------------------    -----------
      Cova International Equity                              1999               $ 14,899             $ 9,278            $ 5,621
                                                             1998                  9,278               1,309              7,969

      Cova Balanced                                          1999                    140                 173                (33)
                                                             1998                    173                   -                173

      Cova Small Cap Equity                                  1999                      5                  34                (29)
                                                             1998                     34                  (5)                39

      Cova Equity Income                                     1999                     26                  70                (44)
                                                             1998                     70                  21                 49

      Cova Growth and Income Equity                          1999                    711                 566                145
                                                             1998                    566                  18                548

      Cova U.S. Government Securities                        1999                      -                   -                  -
                                                             1998                      -                   -                  -

      Cova Stock                                             1999                      -                   -                  -
                                                             1998                      -                   -                  -

      GACC Money Market                                      1999                    932                 231                701
                                                             1998                    231                  46                185

      Lord Abbett Growth and Income                          1999                      -             114,452           (114,452)
                                                             1998                      -                   -                  -

      Russell Multi-Style Equity                             1999                  1,163               3,199             (2,036)
                                                             1998                  3,199                   -              3,199

      Russell Aggressive Equity                              1999                   (334)                 75               (409)
                                                             1998                     75                   -                 75

      Russell Non-US                                         1999                  1,746                 412              1,334
                                                             1998                    412                   -                412

      Russell Core Bond                                      1999                   (836)                268             (1,104)
                                                             1998                    268                   -                268

      Russell Real Estate Securities                         1999                    (12)                  -                (12)
                                                             1998                      -                   -                  -

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited
(In thousands of dollars)


(7)   CHANGE IN UNREALIZED APPRECIATION, CONTINUED:
                                                                                    Unrealized Appreciation (Depreciation)
                                                                     -----------------------------------------------------------
                                                                         Appreciation          Appreciation
                                                        Year or         (Depreciation)        (Depreciation)
                                                         Period         End of Period         Beginning of Period       Change
                                                      ------------   --------------------    --------------------    -----------
      AIM V.I. Value                                         1999                $ 1,336               $ 668              $ 668
                                                             1998                    668                   -                668

      AIM V.I. Capital Appreciation                          1999                    389                 164                225
                                                             1998                    164                   -                164

      AIM V.I. International Equity                          1999                    174                  81                 93
                                                             1998                     81                   -                 81

      Alliance Premier Growth                                1999                  1,998               1,522                476
                                                             1998                  1,522                   -              1,522

      Alliance Real Estate Investment                        1999                   (399)               (170)              (229)
                                                             1998                   (170)                  -               (170)

      Liberty Newport Tiger Fund, Variable                   1999                      4                  54                (50)
                                                             1998                     54                   -                 54

      Goldman Sachs Growth and Income                        1999                   (466)               (207)              (259)
                                                             1998                   (207)                  -               (207)

      Goldman Sachs International Equity                     1999                    135                  56                 79
                                                             1998                     56                   -                 56

      Goldman Sachs Global Income                            1999                     (4)                 (1)                (3)
                                                             1998                     (1)                  -                 (1)

      Kemper Dreman High Return Equity                       1999                    (14)                  1                (15)
                                                             1998                      1                   -                  1

      Kemper Small Cap Growth                                1999                    140                 107                 33
                                                             1998                    107                   -                107

      Kemper Small Cap Value                                 1999                   (165)               (155)               (10)
                                                             1998                   (155)                  -               (155)

      Kemper Government Securities                           1999                    (46)                  9                (55)
                                                             1998                      9                   -                  9

      MFS Bond                                               1999                     (5)                  1                 (6)
                                                             1998                      1                   -                  1

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited
(In thousands of dollars)


(7)   CHANGE IN UNREALIZED APPRECIATION, CONTINUED:
                                                                                  Unrealized Appreciation (Depreciation)
                                                                     -----------------------------------------------------------
                                                                         Appreciation          Appreciation
                                                        Year or         (Depreciation)        (Depreciation)
                                                         Period         End of Period         Beginning of Period       Change
                                                      ------------   --------------------    --------------------    ------------
      MFS Research                                           1999                  $ 301               $ 481             $ (180)
                                                             1998                    481                   -                481

      MFS Growth with Income                                 1999                   (166)                574               (740)
                                                             1998                    574                   -                574

      MFS Emerging Growth                                    1999                  2,379                 985              1,394
                                                             1998                    985                   -                985

      MFS/Foreign & Colonial Emerging Markets Equity         1999                    (10)                (94)                84
                                                             1998                    (94)                  -                (94)

      MFS High Income                                        1999                   (171)                (34)              (137)
                                                             1998                    (34)                  -                (34)

      MFS Global Governments                                 1999                     (2)                  1                 (3)
                                                             1998                      1                   -                  1

      Oppenheimer Capital Appreciation                       1999                    201                 134                 67
                                                             1998                    134                   -                134

      Oppenheimer Main Street Growth & Income                1999                    182                 (28)               210
                                                             1998                    (28)                  -                (28)

      Oppenheimer High Income                                1999                    (76)                (15)               (61)
                                                             1998                    (15)                  -                (15)

      Oppenheimer Bond                                       1999                   (361)                 95               (456)
                                                             1998                     95                   -                 95

      Oppenheimer Strategic Bond                             1999                    (71)                  3                (74)
                                                             1998                      3                   -                  3

      Putnam VT Growth and Income                            1999                 (1,500)                660             (2,160)
                                                             1998                    660                   -                660

      Putnam VT New Value                                    1999                    (33)                  6                (39)
                                                             1998                      6                   -                  6

      Putnam VT Vista                                        1999                    336                 173                163
                                                             1998                    173                   -                173

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited
(In thousands of dollars)


(7)   CHANGE IN UNREALIZED APPRECIATION, CONTINUED:
                                                                                 Unrealized Appreciation (Depreciation)
                                                                     -----------------------------------------------------------
                                                                         Appreciation          Appreciation
                                                        Year or         (Depreciation)        (Depreciation)
                                                         Period         End of Period         Beginning of Period       Change
                                                      ------------   --------------------    --------------------    -----------
      Putnam VT International Growth                         1999                $ 1,832               $ 353            $ 1,479
                                                             1998                    353                   -                353

      Putnam VT International New Opportunities              1999                    124                  40                 84
                                                             1998                     40                   -                 40

      Templeton Bond                                         1999                     (2)                  -                 (2)
                                                             1998                      -                   -                  -

      Franklin Small Cap Investments                         1999                     31                   -                 31
                                                             1998                      -                   -                  -

      Templeton Stock                                        1999                     (4)                  -                 (4)
                                                             1998                      -                   -                  -

      Templeton International                                1999                     34                  48                (14)
                                                             1998                     48                   -                 48

      Templeton Developing Markets                           1999                    193                  44                149
                                                             1998                     44                   -                 44

      Templeton Mutual Shares Investments                    1999                     20                  32                (12)
                                                             1998                     32                   -                 32

      Franklin Growth Investments                            1999                     (1)                  -                 (1)
                                                             1998                      -                   -                  -

      Fidelity VIP Growth                                    1999                     10                  12                 (2)
                                                             1998                     12                   -                 12

      Fidelity VIP II Contrafund                             1999                     35                  48                (13)
                                                             1998                     48                   -                 48

      Fidelity VIP III Growth Opportunities                  1999                    (11)                 13                (24)
                                                             1998                     13                   -                 13

      Fidelity VIP III Growth & Income                       1999                     50                  94                (44)
                                                             1998                     94                   -                 94

      Fidelity VIP Equity-Income                             1999                    (21)                 17                (38)
                                                             1998                     17                   -                 17

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(8)UNIT TRANSACTIONS
   The change in the number of units for each sub-account follows:


                                                                             Cova
                                   ------------------------------------------------------------------------------------------------
                                                                                           VKAC        Lord Abbett
                                                                                          Growth          Growth
                                    Quality       Money         High         Stock          and            and            Bond
                                   Income (1)   Market (1)    Yield (1)    Index (1)    Income (1)      Income (2)      Debenture
                                   ------------ -----------  ------------  -----------  ------------  --------------  -------------
Accumulation units:
  Unit balance at 12/31/97           2,931,053   1,742,444     1,409,290    3,547,220     2,198,250               -      3,945,097

   Cova units purchased                      -           -             -            -             -               -              -
   Cova units redeemed                       -           -             -            -             -               -              -
   Contract units purchased              1,214         491         1,763        2,532         1,131               -      1,632,919
   Contract units transferred, net    (196,389)   (799,477)      (59,692)     159,577        54,353               -      2,939,109
   Contract units redeemed            (512,199)   (333,892)     (146,202)    (616,360)     (152,515)              -       (332,231)
                                   ------------ -----------  ------------  -----------  ------------  --------------  -------------
  Unit balance at 12/31/98           2,223,679     609,566     1,205,159    3,092,969     2,101,219               -      8,184,894

   Cova units purchased                      -           -             -            -             -               -              -
   Cova units redeemed                       -           -             -            -             -               -              -
   Contract units purchased                  -           -            83          187             -         565,232        465,627
   Contract units transferred, net  (2,215,623)   (606,382)   (1,202,292)  (3,084,953)   (2,098,056)     22,204,676      3,694,564
   Contract units redeemed              (8,056)     (3,184)       (2,950)      (8,203)       (3,163)     (1,709,217)      (903,457)
                                   ------------ -----------  ------------  -----------  ------------  --------------  -------------
  Unit balance at 9/30/99                    -           -             -            -             -      21,060,691     11,441,628
                                   ============ ===========  ============  ===========  ============  ==============  =============




Annuity units:
  Unit balance at 12/31/97               8,069       4,562         2,229        4,097         1,803               -              -

   Contract units purchased                  -           -           798            -           798               -            272
   Contract units redeemed              (1,686)       (901)         (523)        (608)         (196)              -             (8)
                                   ------------ -----------  ------------  -----------  ------------  --------------  -------------
  Unit balance at 12/31/98               6,383       3,661         2,504        3,489         2,405               -            264

   Contract units purchased                  -           -             -            -             -         445,498        109,971
   Contract units transferred, net      (6,225)     (3,576)       (2,444)      (3,431)       (2,373)         33,239              -
   Contract units redeemed                (158)        (85)          (60)         (58)          (32)       (425,854)       (80,194)
                                   ------------ -----------  ------------  -----------  ------------  --------------  -------------
  Unit balance at 9/30/99                    -           -             -            -             -          52,883         30,041
                                   ============ ===========  ============  ===========  ============  ==============  =============


(1)Sub-account ceased operations on January 8, 1999.
(2)Sub-account commenced operations on January 8, 1999.

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(8)UNIT TRANSACTIONS, CONTINUED:


                                                                                Cova
                                     ----------------------------------------------------------------------------------------------

                                                      Large                                  Small        Large
                                      Developing       Cap        Mid-Cap     Quality         Cap          Cap           Select
                                        Growth      Research       Value        Bond         Stock        Stock          Equity
                                     -------------  -----------  -----------  -----------  -----------  -----------   -------------
Accumulation units:
 Unit balance at 12/31/97                 148,658      124,559      194,386    1,433,081    3,940,243    1,473,929       6,903,606

   Cova units purchased                         -            -            -            -            -            -               -
   Cova units redeemed                    (10,000)     (10,000)     (10,000)           -            -            -               -
   Contract units purchased               596,000      569,392      755,701      833,031      619,802    1,118,109       1,382,912
   Contract units transferred, net        630,230      437,664      736,868    1,236,444    1,172,828    1,713,122       2,562,725
   Contract units redeemed                (22,687)     (26,695)     (34,402)    (179,213)    (200,263)    (127,125)       (304,425)
                                     -------------  -----------  -----------  -----------  -----------  -----------   -------------
 Unit balance at 12/31/98               1,342,201    1,094,920    1,642,553    3,323,343    5,532,610    4,178,035      10,544,818

   Cova units purchased                         -            -            -            -            -            -               -
   Cova units redeemed                          -            -            -            -            -            -               -
   Contract units purchased               176,715      242,758      261,274      481,427      163,981      624,654         429,387
   Contract units transferred, net        444,459      726,318      556,286    4,888,115       45,279    5,855,049       1,494,578
   Contract units redeemed                (52,025)     (67,506)    (102,307)  (1,041,041)    (352,407)    (942,739)       (491,151)
                                     -------------  -----------  -----------  -----------  -----------  -----------   -------------
 Unit balance at 9/30/99                1,911,350    1,996,490    2,357,806    7,651,844    5,389,463    9,714,999      11,977,632
                                     =============  ===========  ===========  ===========  ===========  ===========   =============




Annuity units:
 Unit balance at 12/31/97                       -            -            -            -          773        3,028           3,237

   Contract units purchased                     -        2,090            -        3,947        1,944        9,187           9,682
   Contract units redeemed                      -         (266)           -         (109)        (162)      (1,259)         (1,203)
                                     -------------  -----------  -----------  -----------  -----------  -----------   -------------
 Unit balance at 12/31/98                       -        1,824            -        3,838        2,555       10,956          11,716

   Contract units purchased                   479          452          474       28,887          647       12,939           1,428
   Contract units transferred, net              -            -            -            -          504            -             732
   Contract units redeemed                    (44)        (336)         (43)     (17,257)      (1,329)      (6,976)         (3,303)
                                     -------------  -----------  -----------  -----------  -----------  -----------   -------------
 Unit balance at 9/30/99                      435        1,940          431       15,468        2,377       16,919          10,573
                                     =============  ===========  ===========  ===========  ===========  ===========   =============


COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(8)UNIT TRANSACTIONS, CONTINUED:



                                                                                Cova
                                     ---------------------------------------------------------------------------------------------
                                                                                             Growth
                                                                                              and            U.S.
                                      International                Small Cap    Equity       Income       Government
                                         Equity       Balanced      Equity      Income       Equity       Securities     Stock
                                     --------------  -----------  -----------  ---------- ------------  -------------  -----------
Accumulation units:
 Unit balance at 12/31/97                5,440,592       38,079       26,148      49,725      121,673              -            -

   Cova units purchased                          -            -            -           -            -              -            -
   Cova units redeemed                           -            -            -           -            -              -            -
   Contract units purchased                651,488      128,875       44,062     157,967      269,879              -            -
   Contract units transferred, net       1,460,450      124,051       61,306      83,645      260,136              -            -
   Contract units redeemed                (243,205)      (4,494)      (1,880)     (4,384)      (9,899)             -            -
                                     --------------  -----------  -----------  ---------- ------------  -------------  -----------

 Unit balance at 12/31/98                7,309,325      286,511      129,636     286,953      641,789              -            -

   Cova units purchased                          -            -            -           -            -         20,000       10,000
   Cova units redeemed                           -            -            -           -            -        (20,000)     (10,000)
   Contract units purchased                138,318      113,363       16,780      73,869      154,839              -            -
   Contract units transferred, net         439,583      223,464     (121,271)     91,258      269,119              -            -
   Contract units redeemed                (389,086)     (10,788)      (4,206)     (8,610)     (24,724)             -            -
                                     --------------  -----------  -----------  ---------- ------------  -------------  -----------
 Unit balance at 9/30/99                 7,498,140      612,550       20,939     443,470    1,041,023              -            -
                                     ==============  ===========  ===========  ========== ============  =============  ===========




Annuity units:
 Unit balance at 12/31/97                      790

   Contract units purchased                  2,208
   Contract units redeemed                    (173)
                                     --------------
 Unit balance at 12/31/98                    2,825

   Contract units purchased                  5,663
   Contract units transferred, net             559
   Contract units redeemed                  (1,942)
                                     --------------
 Unit balance at 9/30/99                     7,105
                                     ==============

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(8) UNIT TRANSACTIONS, CONTINUED:


                                        GACC      Lord Abbett                               Russell
                                    ------------- -------------  -----------------------------------------------------------------

                                                     Growth       Multi-                                                  Real
                                        Money         and         Style       Aggressive                    Core         Estate
                                       Market      Income (1)     Equity        Equity       Non-US         Bond        Securities
                                    ------------- -------------  ----------  ------------  -----------  -------------  -----------
Accumulation units:
 Unit balance at 12/31/97                311,051    15,788,404           -             -            -              -            -

   Cova units purchased                        -             -          10            10           10             10            -
   Cova units redeemed                         -             -         (10)          (10)         (10)           (10)           -
   Contract units purchased            3,293,174     1,737,150   1,960,886       438,734      773,431      1,318,370            -
   Contract units transferred, net    (1,834,605)    3,166,896     416,532       107,823      180,088        360,854            -
   Contract units redeemed              (295,883)   (1,222,057)    (48,988)      (10,279)     (27,727)       (69,373)           -
                                    ------------- -------------  ----------  ------------  -----------  -------------  -----------
 Unit balance at 12/31/98              1,473,737    19,470,393   2,328,430       536,278      925,792      1,609,851            -

   Cova units purchased                        -             -           -             -            -              -           10
   Cova units redeemed                         -             -           -             -            -              -          (10)
   Contract units purchased              311,453        21,056     584,238       145,034      204,581        254,831       11,311
   Contract units transferred, net     3,272,967   (19,468,292)    653,888       152,975      323,753        587,770       21,755
   Contract units redeemed            (1,218,538)      (23,157)   (104,320)      (16,367)     (36,999)       (49,904)        (926)
                                    ------------- -------------  ----------  ------------  -----------  -------------  -----------
 Unit balance at 9/30/99               3,839,619             -   3,462,236       817,920    1,417,127      2,402,548       32,140
                                    ============= =============  ==========  ============  ===========  =============  ===========




Annuity units:
 Unit balance at 12/31/97                      -        26,046           -             -            -              -

   Contract units purchased                9,003        10,428           -             -            -              -
   Contract units redeemed                  (128)       (3,208)          -             -            -              -
                                    ------------- -------------  ----------  ------------  -----------  -------------
 Unit balance at 12/31/98                  8,875        33,266           -             -            -              -

   Contract units purchased                6,080             -         644           171          417            380
   Contract units transferred, net             -       (32,829)          -             -            -              -
   Contract units redeemed                  (483)         (437)        (20)           (5)         (13)           (12)
                                    ------------- -------------  ----------  ------------  -----------  -------------
 Unit balance at 9/30/99                  14,472             -         624           166          404            368
                                    ============= =============  ==========  ============  ===========  =============


(1) Sub-account ceased operations on January 8, 1999.

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(8) UNIT TRANSACTIONS, CONTINUED:



                                                       AIM                             Alliance            Liberty   Goldman Sachs
                                     ----------------------------------------- -------------------------  ---------  -------------
                                                                                                          Newport
                                                                     V.I.                      Real        Tiger        Growth
                                                   V.I. Capital  International   Premier      Estate       Fund,          and
                                      V.I. Value   Appreciation     Equity       Growth     Investment    Variable      Income
                                     ------------- ------------- ------------- ------------ ------------  ---------  -------------
Accumulation units:
 Unit balance at 12/31/97                       -             -             -            -            -          -              -

   Cova units purchased                        10            10            10           10           10         10             10
   Cova units redeemed                        (10)          (10)          (10)         (10)         (10)       (10)           (10)
   Contract units purchased               365,254       134,252       148,215      523,722      136,005     18,873        298,119
   Contract units transferred, net        177,976        57,235        57,321      149,553       58,393     13,289        178,567
   Contract units redeemed                (21,340)       (7,999)       (1,464)      (5,421)      (2,987)      (226)        (9,011)
                                     ------------- ------------- ------------- ------------ ------------  ---------  -------------
 Unit balance at 12/31/98                 521,890       183,488       204,072      667,854      191,411     31,936        467,675

   Cova units purchased                         -             -             -            -            -          -              -
   Cova units redeemed                          -             -             -            -            -          -              -
   Contract units purchased               577,029       207,704        27,514      723,000      177,922      4,183         61,589
   Contract units transferred, net        786,930       269,417        36,404      381,393       61,672     (6,806)       117,505
   Contract units redeemed                (86,699)      (20,953)       (7,539)     (58,121)     (11,065)      (480)       (20,402)
                                     ------------- ------------- ------------- ------------ ------------  ---------  -------------
 Unit balance at 9/30/99                1,799,150       639,656       260,451    1,714,126      419,940     28,833        626,367
                                     ============= ============= ============= ============ ============  =========  =============

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(8) UNIT TRANSACTIONS, CONTINUED:



                                                 Goldman Sachs                            Kemper                             MFS
                                        ---------------------------  ----------------------------------------------------  ---------
                                                                       Dreman
                                                                        High        Small        Small
                                         International     Global      Return        Cap          Cap        Government
                                            Equity         Income      Equity       Growth       Value       Securities      Bond
                                        --------------   ----------  -----------  ----------   ----------  --------------  ---------
Accumulation units:
    Unit balance at 12/31/97                        -            -            -           -            -               -          -

      Cova units purchased                         10           10           10          10           10              10         10
      Cova units redeemed                         (10)         (10)           -         (10)         (10)            (10)         -
      Contract units purchased                 89,807       12,114            -      61,682      178,532          48,334        245
      Contract units transferred, net          23,575        8,062        9,213      15,201       69,892          11,575     16,283
      Contract units redeemed                    (558)      (1,343)           -        (391)      (3,332)           (197)         -
                                        --------------   ----------  -----------  ----------   ----------  --------------  ---------
    Unit balance at 12/31/98                  112,824       18,833        9,223      76,492      245,092          59,712     16,538

      Cova units purchased                          -            -            -           -            -               -          -
      Cova units redeemed                           -            -          (10)          -            -               -        (10)
      Contract units purchased                 36,374        2,899        1,435      33,620      189,291          65,073        207
      Contract units transferred, net          90,116        6,244        5,107      10,912       52,825          73,803        116
      Contract units redeemed                  (8,465)        (286)           -      (6,643)     (12,038)         (1,441)         -
                                        --------------   ----------  -----------  ----------   ----------  --------------  ---------
    Unit balance at 9/30/99                   230,849       27,690       15,755     114,381      475,170         197,147     16,851
                                        ==============   ==========  ===========  ==========   ==========  ==============  =========

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(8) UNIT TRANSACTIONS, CONTINUED:

                                                                           MFS                                       Oppenheimer
                                     ----------------------------------------------------------------------------  ---------------
                                                                             F&C
                                                  Growth                  Emerging
                                                   with       Emerging     Markets       High          Global          Capital
                                      Research    Income       Growth      Equity       Income      Governments     Appreciation
                                     ----------- ----------  -----------  ----------  ----------   --------------  ---------------
Accumulation units:
 Unit balance at 12/31/97                     -          -            -           -           -                -                -

   Cova units purchased                      10         10           10          10          10               10               10
   Cova units redeemed                      (10)       (10)         (10)        (10)        (10)               -              (10)
   Contract units purchased             337,107    416,517      438,345      45,159     164,144              423           83,004
   Contract units transferred, net      137,437    171,689      106,215      28,739      57,879            1,674           19,949
   Contract units redeemed               (9,758)    (6,772)      (4,901)       (727)     (2,814)             (25)          (5,792)
                                     ----------- ----------  -----------  ----------  ----------   --------------  ---------------
 Unit balance at 12/31/98               464,786    581,434      539,659      73,171     219,209            2,082           97,161

   Cova units purchased                       -          -            -           -           -                -                -
   Cova units redeemed                        -          -            -           -           -              (10)               -
   Contract units purchased             285,175    361,499      404,165         178      75,216              481          108,078
   Contract units transferred, net      258,889    314,363      200,063     (53,550)     98,266            3,830          180,951
   Contract units redeemed              (30,803)   (43,071)     (32,636)     (2,983)    (10,130)             (20)         (15,181)
                                     ----------- ----------  -----------  ----------  ----------   --------------  ---------------
 Unit balance at 9/30/99                978,047  1,214,225    1,111,251      16,816     382,561            6,363          371,009
                                     =========== ==========  ===========  ==========  ==========   ==============  ===============

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(8) UNIT TRANSACTIONS, CONTINUED:



                                                                   Oppenheimer                               Putnam
                                        ---------------------------------------------------  -------------------------------------
                                         Main Street
                                           Growth                                              VT Growth
                                             and          High                   Strategic        and        VT New
                                           Income        Income        Bond        Bond         Income        Value      VT Vista
                                        -------------  -----------  ----------  -----------  -------------  ---------   ----------
Accumulation units:
    Unit balance at 12/31/97                       -            -           -            -              -          -            -

      Cova units purchased                        10           10          10           10             10         10           10
      Cova units redeemed                        (10)         (10)        (10)         (10)           (10)       (10)         (10)
      Contract units purchased               211,120       51,949     320,045       71,817        820,015     16,925      116,318
      Contract units transferred, net         78,591       27,811      86,123       36,774        304,805     25,293       36,195
      Contract units redeemed                 (4,881)      (1,247)     (4,178)        (722)        (9,152)      (127)      (1,108)
                                        -------------  -----------  ----------  -----------  -------------  ---------   ----------
    Unit balance at 12/31/98                 284,830       78,513     401,990      107,869      1,115,668     42,091      151,405

      Cova units purchased                         -            -           -            -              -          -            -
      Cova units redeemed                          -            -           -            -              -          -            -
      Contract units purchased                96,605       57,560     265,908       68,193        487,731      8,743       80,785
      Contract units transferred, net         89,847       66,668     277,127       92,596        497,491      9,460       84,900
      Contract units redeemed                (16,673)      (4,671)    (25,383)      (6,214)       (60,084)    (4,259)     (17,095)
                                        -------------  -----------  ----------  -----------  -------------  ---------   ----------
    Unit balance at 9/30/99                  454,609      198,070     919,642      262,444      2,040,806     56,035      299,995
                                        =============  ===========  ==========  ===========  =============  =========   ==========

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(8) UNIT TRANSACTIONS, CONTINUED:



                                                      Putnam                               Templeton
                                   -------------------------------  ---------------------------------------------------------------
                                                         VT
                                        VT          International              Franklin
                                   International         New                   Small Cap                               Developing
                                      Growth        Opportunities   Bond      Investments   Stock     International      Markets
                                   --------------  ---------------  -------  ------------- --------  ---------------  -------------
Accumulation units:
 Unit balance at 12/31/97                      -                -        -              -        -                -              -

   Cova units purchased                       10               10        -              -        -               10             10
   Cova units redeemed                       (10)             (10)       -              -        -              (10)           (10)
   Contract units purchased              394,877           38,270        -              -        -          140,734         72,847
   Contract units transferred, net       141,372           14,803        -              -        -           26,597         18,743
   Contract units redeemed                (6,194)            (264)       -              -        -           (2,556)        (1,630)
                                   --------------  ---------------  -------  ------------- --------  ---------------  -------------
 Unit balance at 12/31/98                530,055           52,809        -              -        -          164,775         89,960

   Cova units purchased                        -                -       10             10       10                -              -
   Cova units redeemed                         -                -      (10)           (10)     (10)               -              -
   Contract units purchased              355,507           14,001    3,637          4,681    8,949          315,421        122,238
   Contract units transferred, net       160,340           24,945   23,393         31,151   16,859          209,317         65,535
   Contract units redeemed               (34,025)          (4,165)    (427)        (1,723)     (14)         (12,212)        (5,841)
                                   --------------  ---------------  -------  ------------- --------  ---------------  -------------
 Unit balance at 9/30/99               1,011,877           87,590   26,603         34,109   25,794          677,301        271,892
                                   ==============  ===============  =======  ============= ========  ===============  =============

COVA VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
September 30, 1999
Unaudited


(8) UNIT TRANSACTIONS, CONTINUED:



                                                  Templeton                                 Fidelity
                                  ----------------------------  -------------------------------------------------------------------

                                     Mutual        Franklin                                 VIP III         VIP III         VIP
                                     Shares         Growth         VIP       VIP II          Growth         Growth &      Equity-
                                  Investments     Investments    Growth    Contrafund    Opportunities       Income       Income
                                  -------------  -------------  ---------  -----------  ----------------  ------------  -----------
Accumulation units:
 Unit balance at 12/31/97                    -              -          -            -                 -             -            -

   Cova units purchased                     10              -         10           10                10            10           10
   Cova units redeemed                     (10)             -        (10)         (10)              (10)          (10)         (10)
   Contract units purchased             61,499              -      8,130       30,391            11,440        53,646       20,381
   Contract units transferred, net      45,054              -     (1,021)       2,056            (1,406)       30,141        4,635
   Contract units redeemed                (518)             -       (361)         (93)             (511)      (13,954)        (884)
                                  -------------  -------------  ---------  -----------  ----------------  ------------  -----------
 Unit balance at 12/31/98              106,035              -      6,748       32,354             9,523        69,833       24,132

   Cova units purchased                      -             10          -            -                 -             -            -
   Cova units redeemed                       -            (10)         -            -                 -             -            -
   Contract units purchased             42,656          7,819     27,336       22,454             8,784        20,108       20,794
   Contract units transferred, net      67,987         38,514     47,496       53,977            30,329        82,864       60,375
   Contract units redeemed              (5,908)       (10,325)    (2,637)      (5,964)           (1,947)       (4,004)      (3,660)
                                  -------------  -------------  ---------  -----------  ----------------  ------------  -----------
 Unit balance at 9/30/99               210,770         36,008     78,943      102,821            46,689       168,801      101,641
                                  =============  =============  =========  ===========  ================  ============  ===========




                        COVA VARIABLE ANNUITY ACCOUNT ONE

                              Financial Statements

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)




                          INDEPENDENT AUDITORS' REPORT



     The Contract Owners of Cova Variable Annuity Account One, Board of Directors and Shareholder of Cova Financial Services Life Insurance
     Company:


     We have audited the accompanying statements of assets and liabilities of the Quality Income, Money Market, High Yield, Stock Index, Growth and Income, Bond Debenture, Developing Growth, Large Cap Research, Mid-Cap Value, Quality Bond, Small Cap Stock, Large Cap Stock, Select Equity, International Equity, Balanced, Small Cap Equity, Equity Income, and Growth and Income Equity sub-accounts (investment options within the Cova Series Trust); the Growth and Income sub-account (investment option within the Lord Abbett Series Fund, Inc.); the Money Market sub-account (investment option within the General American Capital Company); the Multi-Style Equity, Aggressive Equity, Non-US, and Core Bond sub-accounts (investment options within the Russell Insurance Funds); the AIM V.I. Value, AIM V.I. Capital Appreciation, and AIM V.I. International Equity sub-accounts (investment options within the AIM Variable Insurance Funds, Inc.); the Premier Growth and Real Estate Investment sub-accounts (investment option within the Alliance Variable Products Series Fund, Inc.); Newport Tiger sub-account (investment option within the Liberty Variable Investment Trust); the Growth and Income, International Equity, and Global Income sub-accounts (investment options within the Goldman Sachs Variable Insurance Trust); the Kemper-Dreman High Return Equity, Kemper Small Cap Growth, Kemper Small Cap Value, and Kemper Government Securities sub-accounts (investment options within the Investors Fund Series); the MFS Bond, MFS Research, MFS Growth with Income, MFS Emerging Growth, MFS / Foreign & Colonial Emerging Markets Equity, MFS High Income, and MFS World Government sub-accounts (investment options within the MFS Variable Insurance Trust); the Oppenheimer Growth, Oppenheimer Growth & Income, Oppenheimer High Income, Oppenheimer Bond, and Oppenheimer Strategic Bond sub-accounts (investment options within the Oppenheimer Variable Account Funds); the Putnam Growth and Income, Putnam New Value, Putnam Vista, Putnam International Growth, and Putnam International New Opportunities sub-accounts (investment options within the Putnam Variable Trust); the Templeton International, Templeton Developing Markets, and Mutual Shares Investments sub-accounts (investment options within the Templeton Variable Products Series Fund); and the Growth, Contrafund, Growth Opportunities, Growth & Income, and Equity-Income sub-accounts (investment options within the Variable Insurance Products Fund, Fund II, and Fund III) of Cova Variable Annuity Account One of Cova Financial Services Life Insurance Company (the Separate Account), as of December 31, 1998, and the related statement of operations for the year then ended and the statements of changes in net assets for the two years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1998 by correspondence with transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the sub-accounts of Cova Variable Annuity Account One of Cova Financial Services Life Insurance Company as of December 31, 1998, and the results of their operations and the changes in their net assets for each of the years presented, in conformity with generally accepted accounting principles.






     Chicago, Illinois
     March 1, 1999

                        COVA VARIABLE ANNUITY ACCOUNT ONE

                       Statement of Assets and Liabilities

                                December 31, 1998

                            (In thousands of dollars)




Assets:
   Investments:
     Cova Series Trust (Trust):
       Quality Income Portfolio - 3,558,351 shares at a net asset value of $10.99 per share (cost: $37,784)     $     39,092
       Money Market Portfolio - 7,890,611 shares at a net asset value of $1.00 per share (cost:                        7,891
       $7,891)
       High Yield Portfolio - 2,687,415 shares at a net asset value of $10.72 per share (cost:                        28,801
       $28,627)
       Stock Index Portfolio - 4,387,719 shares at a net asset value of $22.24 per share (cost:                       97,591
       $71,753)
       VKAC Growth and Income Portfolio - 2,881,569 shares at a net asset value of $17.81 per share (cost:            51,313
       $39,792)
       Bond Debenture Portfolio - 8,923,056 shares at a net asset value of $12.38 per share (cost: $106,952)         110,475
       Developing Growth Portfolio - 1,321,613 shares at a net asset value of $11.24 per share (cost: $13,966)        14,856
       Large Cap Research Portfolio - 1,083,984 shares at a net asset value of $11.96 per share (cost: $11,685)       12,969
       Mid-Cap Value Portfolio - 1,620,159 shares at a net asset value of $10.58 per share (cost: $16,986)            17,146
       Quality Bond Portfolio - 3,597,178 shares at a net asset value of $11.02 per share (cost:                      39,640
       $38,042)
       Small Cap Stock Portfolio - 5,812,593 shares at a net asset value of $11.98 per share (cost: $69,302)          69,648
       Large Cap Stock Portfolio - 4,491,961 shares at a net asset value of $18.12 per share (cost: $64,837)          81,372
       Select Equity Portfolio - 11,154,141 shares at a net asset value of $16.08 per share (cost: $145,732)         179,317
       International Equity Portfolio - 7,330,424 shares at a net asset value of $12.86 per share (cost:              94,249
       $84,971)
       Balanced Portfolio - 295,831 shares at a net asset value of $11.40 per share (cost:                             3,372
       $3,199)
       Small Cap Equity Portfolio - 130,453 shares at a net asset value of $10.17 per share                            1,327
       (cost: $1,293)
       Equity Income Portfolio - 297,898 shares at a net asset value of $11.63 per share (cost:                        3,463
       $3,393)
       Growth and Income Equity Portfolio - 652,151 shares at a net asset value of $12.00 per share (cost:             7,823
       $7,257)
     Lord Abbett Series Fund, Inc. (Lord Abbett):
       Growth and Income Portfolio - 32,409,746 shares at a net asset value of $20.65 per share (cost:               669,229
       $554,776)
     General American Capital Company (GACC):
       Money Market Portfolio - 855,290 shares at a net asset value of $19.25 per share (cost:                        16,465
       $16,234)
     Russell Insurance Funds (Russell):
       Multi-Style Equity Fund - 1,845,200 shares at a net asset value of $16.02 per share                            29,560
       (cost: $26,361)
       Aggressive Equity Fund - 420,730 shares at a net asset value of $12.70 per share (cost:                         5,343
       $5,268)
       Non-US Fund - 930,176 shares at a net asset value of $11.09 per share (cost: $9,904)                           10,316
       Core Bond Fund - 1,596,523 shares at a net asset value of $10.68 per share (cost: $16,783)                     17,051
     AIM Variable Insurance Funds, Inc. (AIM):
       AIM V.I. Value Fund - 259,667 shares at a net asset value of $26.25 per share (cost:                            6,816
       $6,148)
       AIM V.I. Capital Appreciation Fund - 85,709 shares at a net asset value of $25.20 per share (cost:              2,160
       $1,996)
       AIM V.I. International Equity Fund - 118,489 shares at a net asset value of $19.62 per share (cost:             2,325
       $2,244)
     Alliance Variable Products Series Fund, Inc. (Alliance):
       Premier Growth Portfolio - 314,149 shares at a net asset value of $31.03 per share (cost:                       9,748
       $8,226)
       Real Estate Investment Portfolio - 156,353 shares at a net asset value of $9.78 per share (cost: $1,699)        1,529
     Liberty Variable Investment Trust (Liberty):
       Newport Tiger Fund, Variable Series - 187,736 shares at a net asset value of $1.57 per share (cost:               295
       $241)
     Goldman Sachs Variable Insurance Trust (Goldman Sachs):
       Growth and Income Fund - 443,463 shares at a net asset value of $10.45 per share (cost:                         4,634
       $4,841)
       International Equity Fund - 108,025 shares at a net asset value of $11.91 per share                             1,287
       (cost: $1,231)
       Global Income Fund - 19,676 shares at a net asset value of $10.32 per share (cost: $204)                          203
     Investors Fund Series (Kemper):
       Kemper Dreman High Return Equity Portfolio - 94,043 shares at a net asset value of $1.03 per share                 97
       (cost: $96)
       Kemper Small Cap Growth Portfolio - 452,858 shares at a net asset value of $1.97 per share (cost: $786)           893
       Kemper Small Cap Value Portfolio - 2,013,651 shares at a net asset value of $1.07 per share (cost:              2,145
       $2,300)
       Kemper Government Securities Portfolio - 521,770 shares at a net asset value of $1.21 per share (cost:            630
       $621)
     MFS Variable Insurance Trust (MFS):
       MFS Bond Series - 15,247 shares at a net asset value of $11.38 per share (cost: $173)                             174
       MFS Research Series - 297,006 shares at a net asset value of $19.05 per share (cost:                            5,658
       $5,177)
       MFS Growth with Income Series - 348,890 shares at a net asset value of $20.11 per share (cost: $6,442)          7,016
       MFS Emerging Growth Series - 332,636 shares at a net asset value of $21.47 per share (cost: $6,157)             7,142
       MFS / Foreign & Colonial Emerging Markets Equity Series - 81,505 shares at a net asset value of $5.90 per share
         (cost: $575)                                                                                                    481
       MFS High Income Series - 187,184 shares at a net asset value of $11.53 per share (cost:                         2,158
       $2,192)
       MFS World Governments Series - 2,042 shares at a net asset value of $10.88 per share (cost: $21)                   22

                        COVA VARIABLE ANNUITY ACCOUNT ONE

                       Statement of Assets and Liabilities

                                December 31, 1998

                            (In thousands of dollars)

Assets, continued:
   Investments, continued:
     Oppenheimer Variable Account Funds (Oppenheimer):
       Oppenheimer Growth Fund - 32,413 shares at a net asset value of $36.67 per share (cost:                  $      1,189
       $1,055)
       Oppenheimer Growth & Income Fund - 143,624 shares at a net asset value of $20.48 per share (cost:               2,941
       $2,969)
       Oppenheimer High Income Fund - 70,492 shares at a net asset value of $11.02 per share (cost: $792)                777
       Oppenheimer Bond Fund - 343,696 shares at a net asset value of $12.32 per share (cost:                          4,234
       $4,139)
       Oppenheimer Strategic Bond Fund - 213,879 shares at a net asset value of $5.12 per share (cost: $1,092)         1,095
     Putnam Variable Trust (Putnam):
       Putnam Growth and Income Fund - 441,423 shares at a net asset value of $28.77 per share (cost: $12,040)        12,700
       Putnam New Value Fund - 36,681 shares at a net asset value of $12.03 per share (cost:                             441
       $435)
       Putnam Vista Fund - 121,228 shares at a net asset value of $14.72 per share (cost: $1,612)                      1,785
       Putnam International Growth Fund - 458,993 shares at a net asset value of $13.52 per share (cost:               6,206
       $5,853)
       Putnam International New Opportunities  Fund - 52,407 shares at a net asset value of $11.49 per share             602
       (cost: $562)
     Templeton Variable Products Series Fund (Templeton):
       Templeton International Fund - 72,830 shares at a net asset value of $20.69 per share (cost: $1,459)            1,507
       Templeton Developing Markets Fund - 132,446 shares at a net asset value of $5.13 per share (cost: $635)           679
       Mutual Shares Investments Fund - 105,064 shares at a net asset value of $9.72 per share (cost: $989)            1,021
     Variable Insurance Products Fund, Fund II and Fund III (Fidelity):
       Growth Portfolio - 1,967 shares at a net asset value of $44.87 per share (cost: $76)                               88
       Contrafund Portfolio - 16,359 shares at a net asset value of $24.44 per share (cost: $352)                        400
       Growth Opportunities Portfolio - 4,888 shares at a net asset value of $22.88 per share                            112
       (cost: $99)
       Growth & Income Portfolio - 52,766 shares at a net asset value of $16.15 per share (cost:                         852
       $758)
       Equity-Income Portfolio - 10,089 shares at a net asset value of $25.42 per share (cost:                           256
       $239)
                                                                                                                   ----------

           Total assets                                                                                         $  1,700,607
                                                                                                                   ==========

Liabilities:
   Trust Quality Income                                                                                         $          2
   Trust High Yield                                                                                                        1
   Trust Stock Index                                                                                                       4
   Trust VKAC Growth and Income                                                                                            2
   Trust Bond Debenture                                                                                                    4
   Trust Developing Growth                                                                                                 1
   Trust Large Cap Research                                                                                                1
   Trust Mid-Cap Value                                                                                                     1
   Trust Quality Bond                                                                                                      2
   Trust Small Cap Stock                                                                                                   3
   Trust Large Cap Stock                                                                                                   3
   Trust Select Equity                                                                                                     7
   Trust International Equity                                                                                              4
   Lord Abbett Growth and Income                                                                                          26
   GACC Money Market                                                                                                       1
   Russell Multi-Style Equity                                                                                              1
   Russell Core Bond                                                                                                       1
   Putnam Growth and Income                                                                                                1
                                                                                                                   ----------

           Total liabilities                                                                                    $         65
                                                                                                                   ==========

                        COVA VARIABLE ANNUITY ACCOUNT ONE

                       Statement of Assets and Liabilities

                                December 31, 1998

                            (In thousands of dollars)

Net assets:
   Accumulation units:
     Trust Quality Income - 2,223,679 accumulation units at $17.539854 per unit                                 $     39,004
     Trust Money Market - 609,566 accumulation units at $12.882171 per unit                                            7,853
     Trust High Yield - 1,205,159 accumulation units at $23.857965 per unit                                           28,754
     Trust Stock Index - 3,092,969 accumulation units at $31.522392 per unit                                          97,498
     Trust VKAC Growth and Income - 2,101,219 accumulation units at $24.396666 per unit                               51,263
     Trust Bond Debenture - 8,184,894 accumulation units at $13.496500 per unit                                      110,468
     Trust Developing Growth - 1,342,201 accumulation units at $11.067854 per unit                                    14,855
     Trust Large Cap Research - 1,094,920 accumulation units at $11.825550 per unit                                   12,947
     Trust Mid-Cap Value - 1,642,553 accumulation units at $10.437949 per unit                                        17,145
     Trust Quality Bond - 3,323,343 accumulation units at $11.914489 per unit                                         39,596
     Trust Small Cap Stock - 5,532,610 accumulation units at $12.582860 per unit                                      69,616
     Trust Large Cap Stock - 4,178,035 accumulation units at $19.428499 per unit                                      81,173
     Trust Select Equity - 10,544,818 accumulation units at $16.987204 per unit                                      179,127
     Trust International Equity - 7,309,325 accumulation units at $12.889315 per unit                                 94,212
     Trust Balanced - 286,511 accumulation units at $11.767845 per unit                                                3,372
     Trust Small Cap Equity - 129,636 accumulation units at $10.238676 per unit                                        1,327
     Trust Equity Income - 286,953 accumulation units at $12.068849 per unit                                           3,463
     Trust Growth and Income Equity - 641,789 accumulation units at $12.188331 per unit                                7,823
     Lord Abbett Growth and Income - 19,470,393 accumulation units at $34.325425 per unit                            668,329
     GACC Money Market - 1,473,737 accumulation units at $11.109943 per unit                                          16,373
     Russell Multi-Style Equity - 2,328,430 accumulation units at $12.694810 per unit                                 29,559
     Russell Aggressive Equity - 536,278 accumulation units at $9.963254 per unit                                      5,343
     Russell Non-US - 925,792 accumulation units at $11.142092 per unit                                               10,316
     Russell Core Bond - 1,609,851 accumulation units at $10.591175 per unit                                          17,050
     AIM Value - 521,890 accumulation units at $13.060203 per unit                                                     6,816
     AIM Capital Appreciation - 183,488 accumulation units at $11.770729 per unit                                      2,160
     AIM International Equity - 204,072 accumulation units at $11.391449 per unit                                      2,325
     Alliance Premier Growth - 667,854 accumulation units at $14.595485 per unit                                       9,748
     Alliance Real Estate Investment - 191,411 accumulation units at $7.988435 per unit                                1,529
     Liberty Newport Tiger - 31,936 accumulation units at $9.228765 per unit                                             295
     Goldman Sachs Growth and Income - 467,675 accumulation units at $9.908613 per unit                                4,634
     Goldman Sachs International Equity - 112,824 accumulation units at $11.402925 per unit                            1,287
     Goldman Sachs Global Income - 18,833 accumulation units at $10.781765 per unit                                      203
     Kemper Dreman High Return Equity - 9,223 accumulation units at $10.487302 per unit                                   97
     Kemper Small Cap Growth - 76,492 accumulation units at $11.676086 per unit                                          893
     Kemper Small Cap Value - 245,092 accumulation units at $8.753222 per unit                                         2,145
     Kemper Government Securities - 59,712 accumulation units at $10.556498 per unit                                     630
     MFS Bond - 16,538 accumulation units at $10.491811 per unit                                                         174
     MFS Research - 464,786 accumulation units at $12.172796 per unit                                                  5,658
     MFS Growth with Income - 581,434 accumulation units at $12.066568 per unit                                        7,016
     MFS Emerging Growth - 539,659 accumulation units at $13.233235 per unit                                           7,142
     MFS / F&C Emerging Markets Equity - 73,171 accumulation units at $6.571830 per unit                                 481
     MFS High Income - 219,209 accumulation units at $9.845193 per unit                                                2,158
     MFS World Governments - 2,082 accumulation units at $10.669943 per unit                                              22
     Oppenheimer Growth - 97,161 accumulation units at $12.232731 per unit                                             1,189
     Oppenheimer Growth & Income - 284,830 accumulation units at $10.326519 per unit                                   2,941
     Oppenheimer High Income - 78,513 accumulation units at $9.893828 per unit                                           777
     Oppenheimer Bond - 401,990 accumulation units at $10.533011 per unit                                              4,234
     Oppenheimer Strategic Bond - 107,869 accumulation units at $10.151332 per unit                                    1,095
     Putnam Growth and Income - 1,115,668 accumulation units at $11.382650 per unit                                   12,699
     Putnam New Value - 42,091 accumulation units at $10.483517 per unit                                                 441
     Putnam Vista - 151,405 accumulation units at $11.785702 per unit                                                  1,785
     Putnam International Growth - 530,055 accumulation units at $11.707003 per unit                                   6,206
     Putnam International New Opportunities - 52,809 accumulation units at $11.402252 per unit                           602

                        COVA VARIABLE ANNUITY ACCOUNT ONE

                       Statement of Assets and Liabilities

                                December 31, 1998

                            (In thousands of dollars)


Net assets, continued:
   Accumulation units, continued:
     Templeton International - 164,775 accumulation units at $9.144522 per unit                                 $      1,507
     Templeton Developing Markets - 89,960 accumulation units at $7.552448 per unit                                      679
     Templeton Mutual Shares Investments - 106,035 accumulation units at $9.630622 per unit                            1,021
     Fidelity VIP Growth - 6,748 accumulation units at $13.077878 per unit                                                88
     Fidelity VIP II Contrafund - 32,354 accumulation units at $12.357373 per unit                                       400
     Fidelity VIP III Growth Opportunities - 9,523 accumulation units at $11.742360 per unit                             112
     Fidelity VIP III Growth & Income - 69,833 accumulation units at $12.202502 per unit                                 852
     Fidelity VIP Equity-Income - 24,132 accumulation units at $10.626607 per unit                                       256

   Annuitization units:
     Trust Quality Income - 6,383 annuity units at $13.420183 per unit                                                    86
     Trust Money Market - 3,661 annuity units at  $10.319723 per unit                                                     38
     Trust High Yield - 2,504 annuity units at $18.254328 per unit                                                        46
     Trust Stock Index - 3,489 annuity units at $25.505004 per unit                                                       89
     Trust VKAC Growth and Income - 2,405 annuity units at $20.029452 per unit                                            48
     Trust Bond Debenture - 264 annuity units at $12.439290 per unit                                                       3
     Trust Large Cap Research - 1,824 annuity units at $11.357085 per unit                                                21
     Trust Quality Bond - 3,838 annuity units at $10.981198 per unit                                                      42
     Trust Small Cap Stock - 2,555 annuity units at $11.597212 per unit                                                   29
     Trust Large Cap Stock - 10,956 annuity units at  $17.906619 per unit                                                196
     Trust Select Equity - 11,716 annuity units at $15.656564 per unit                                                   183
     Trust International Equity - 2,825 annuity units at $11.879669 per unit                                              33
     Lord Abbett Growth and Income - 33,266 annuity units at $26.263244 per unit                                         874
     GACC Money Market - 8,875 annuity units at $10.294566 per unit                                                       91
                                                                                                                   ----------

           Total net assets                                                                                     $  1,700,542
                                                                                                                   ==========

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Operations

Year ended December 31, 1998

(In thousands of dollars)


                                                                               Trust
                                               -----------------------------------------------------------------------
                                                                                     VKAC
                                                                                     Growth
                                               Quality    Money   High     Stock     and        Bond         Developing
                                                Income   Market  Yield     Index     Income     Debenture    Growth
                                               -------------------------  --------  ----------------------------------
Income -
   dividends                                 $  2,356     784     1,365       468      306      2,261          --
                                               -------  -------- -------  --------  -------- -----------  ------------

Expenses:
   Mortality and expense risk fee                 553     179       394     1,135      621        993          89
   Administrative fee                              66      22        48       136       75        119          10
                                               -------  -------- -------  --------  -------- -----------  ------------

           Total expenses                         619     201       442     1,271      696      1,112          99
                                               -------  -------- -------  --------  -------- -----------  ------------

           Net investment
             income (loss)                      1,737     583       923      (803)    (390)     1,149         (99)
                                               -------  -------- -------  --------  -------- -----------  ------------

Net realized gain (loss) on investments:
     Realized gain (loss) on
       sale of fund shares                        455      --       135     6,103    1,440         19         (14)
     Realized gain distributions                   --      --        --    15,804    5,687        880           4
                                               -------  -------- -------  --------  -------- -----------  ------------

           Net realized gain (loss)               455      --       135    21,907    7,127        899         (10)
                                               -------  -------- -------  --------  -------- -----------  ------------

Change in unrealized
   appreciation during the year                     6      --      (668)      838      634      1,565         883
                                               -------  -------- -------  --------  -------- -----------  ------------

           Net increase (decrease)
             in net assets from
             operations                      $  2,198     583       390    21,942    7,371      3,613         774
                                               =======  ======== =======  ========  ======== ===========  ============

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Operations

Year ended December 31, 1998

(In thousands of dollars)


                                                                                    Trust
                                               --------------------------------------------------------------------

                                                                                     Small     Large
                                                   Large Cap      Mid-Cap  Quality    Cap       Cap      Select
                                                    Research     Value      Bond     Stock     Stock     Equity
                                               ---------------  ---------  -------  --------  --------   --------
Income -
   dividends                                 $           15          13       557        86       120        413
                                               ---------------   --------  -------  --------  --------   --------

Expenses:
   Mortality and expense risk fee                        72         109       326       783       580      1,700
   Administrative fee                                     9          13        39        94        70        204
                                               ---------------  ---------  -------  --------  --------   --------

           Total expenses                                81         122       365       877       650      1,904
                                               ---------------  ---------  -------  --------  --------   --------

           Net investment
             income (loss)                              (66)       (109)      192      (791)     (530)    (1,491)
                                               ---------------  ---------  -------  --------  --------   --------

Net realized gain (loss) on investments:
     Realized gain (loss) on
       sale of fund shares                                5          (3)       36      (125)       16        210
     Realized gain distributions                         --          --        --     2,193       396      8,232
                                               ---------------  ---------  -------  --------  --------   --------

           Net realized gain (loss)                       5          (3)       36     2,068       412      8,442
                                               ---------------  ---------  -------  --------  --------   --------

Change in unrealized
   appreciation during the year                       1,278         120     1,412    (6,177)   13,680     20,065
                                               ---------------  ---------  -------  --------  --------   --------

           Net increase (decrease)
             in net assets from
             operations                      $        1,217           8     1,640    (4,900)   13,562     27,016
                                               ===============  =========  =======  ========  ========   ========

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Operations

Year ended December 31, 1998

(In thousands of dollars)


                                                                           Trust
                                               --------------------------------------------------------
                                                                                               Growth
                                                                             Small               and
                                                 International               Cap      Equity    Income
                                                    Equity       Balanced   Equity    Income    Equity
                                                 -------------  ---------------------------------------
Income -
   dividends                                 $        1,435         46         -        37        29
                                                 -------------  ----------  -------  --------  --------

Expenses:
   Mortality and expense risk fee                     1,007         20          9       23        53
   Administrative fee                                   121          3          1        3         6
                                                 -------------  ----------  -------  --------  --------

           Total expenses                             1,128         23         10       26        59
                                                 -------------  ----------  -------  --------  --------

           Net investment
             income (loss)                              307         23        (10)      11       (30)
                                                 -------------  ----------  -------  --------  --------

Net realized gain (loss)
   on investments:
     Realized gain (loss) on
       sale of fund shares                              310         (1)        (3)       -         7
     Realized gain distributions                         18         41         14       80       160
                                                 -------------  ----------  -------  --------  --------

           Net realized gain (loss)                     328         40         11       80       167
                                                 -------------  ----------  -------  --------  --------

Change in unrealized
   appreciation during the year                       7,969        173         39       49       548
                                                 -------------  ----------  -------  --------  --------

           Net increase (decrease)
             in net assets from
             operations                      $        8,604        236         40      140       685
                                                 =============  ==========  =======  ========  ========

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Operations

Year ended December 31, 1998

(In thousands of dollars)


                                              Lord Abbett
                                              ------------
                                                Growth         GACC                        Russell
                                                            -----------  ----------------------------------------------
                                                  and         Money      Multi-Style   Aggressive                Core
                                                Income        Market       Equity        Equity       Non-US     Bond
                                                --------    -----------  -----------  ------------  ----------  ------
Income -
   dividends                                  $   9,871           --           54            2           10       294
                                                --------    -----------  -----------  ------------  ----------  -------

Expenses:
   Mortality and expense risk fee                 7,241          144          164           30           57       103
   Administrative fee                               869           17           19            3            7        13
                                                --------    -----------  -----------  ------------  ----------  -------

           Total expenses                         8,110          161          183           33           64       116
                                                --------    -----------  -----------  ------------  ----------  -------

           Net investment
             income (loss)                        1,761         (161)        (129)         (31)         (54)      178
                                                --------    -----------  -----------  ------------  ----------  -------

Net realized gain (loss) on investments:
     Realized gain (loss) on
       sale of fund shares                        2,081          436            1          (44)           2         1
     Realized gain distributions                 31,739           --           39           26            3         6
                                                --------    -----------  -----------  ------------  ----------  -------

           Net realized gain (loss)              33,820          436           40          (18)           5         7
                                                --------    -----------  -----------  ------------  ----------  -------

Change in unrealized
   appreciation during the year                  26,592          185        3,199           75          412       268
                                                --------    -----------  -----------  ------------  ----------  -------

           Net increase (decrease)
             in net assets from
             operations                       $  62,173          460        3,110           26          363       453
                                                ========    ===========  ===========  ============  ==========  =======

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Operations

Year ended December 31, 1998

(In thousands of dollars)


                                                                 AIM                             Alliance
                                                ---------------------------------------  -------------------------
                                                             Capital      International    Premier     Real Estate
                                                  Value    Appreciation      Equity        Growth      Investment
                                                  -------  -------------  -------------  -----------   -----------
Income -
   dividends                                  $     29             3             18             3            11
                                                ---------  -------------  -------------  -----------   -----------

Expenses:
   Mortality and expense risk fee                   33            12             17            43             9
   Administrative fee                                4             2              2             5             1
                                                ---------  -------------  -------------  -----------   -----------

           Total expenses                           37            14             19            48            10
                                                ---------  -------------  -------------  -----------   -----------

           Net investment
             income (loss)                          (8)          (11)            (1)          (45)            1
                                                ---------  -------------  -------------  -----------   -----------

Net realized gain (loss) on investments:
     Realized gain (loss) on
       sale of fund shares                         (10)           (3)            (3)           (4)           (2)
     Realized gain distributions                   260            53             --            --             5
                                                ---------  -------------  -------------  -----------   -----------

           Net realized gain (loss)                250            50             (3)           (4)            3
                                                ---------  -------------  -------------  -----------   -----------

Change in unrealized
   appreciation during the year                    668           164             81         1,522          (170)
                                                ---------  -------------  -------------  -----------   -----------

           Net increase (decrease)
             in net assets from
             operations                       $    910           203             77         1,473          (166)
                                                =========  =============  =============  ===========   ===========

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Operations

Year ended December 31, 1998

(In thousands of dollars)


                                                                      Goldman Sachs
                                                           ------------------------------------
                                                 Liberty
                                                ---------    Growth
                                                  Newport      and       International  Global
                                                  Tiger      Income         Equity      Income
                                                ---------  ------------  -------------  -------
Income -
   dividends                                  $      6           41             --           7
                                                ---------  ------------  -------------  -------

Expenses:
   Mortality and expense risk fee                    2           26              6           1
   Administrative fee                               --            3              1          --
                                                ---------  ------------  -------------  -------

           Total expenses                            2           29              7           1
                                                ---------  ------------  -------------  -------

           Net investment
             income (loss)                           4           12             (7)          6
                                                ---------  ------------  -------------  -------

Net realized gain (loss) on investments:
     Realized gain (loss) on
       sale of fund shares                         (30)         (12)            --           1
     Realized gain distributions                    --           --             10           2
                                                ---------  ------------  -------------  -------

           Net realized gain (loss)                (30)         (12)            10           3
                                                ---------  ------------  -------------  -------

Change in unrealized
   appreciation during the year                     54         (207)            56          (1)
                                                ---------  ------------  -------------  -------

           Net increase (decrease)
             in net assets from
             operations                       $     28         (207)            59           8
                                                =========  ============  =============  =======

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Operations

Year ended December 31, 1998

(In thousands of dollars)


                                                                                                               MFS
                                                                                                   ----------------------------
                                                                   Kemper
                                             ----------------------------------------------------                      Growth
                                             Dreman High     Small Cap   Small Cap    Government                        with
                                             Return Equity    Growth       Value      Securities    Bond    Research   Income
                                             --------------------------  ----------  ------------  ------- --------------------
Income -
   dividends                               $         --           --          --             2         --        1       --
                                             --------------  ----------  ----------  ------------  ------- ------------------

Expenses:
   Mortality and expense risk fee                    --            4          12             2         --       26       34
   Administrative fee                                --            1           1            --         --        3        4
                                             --------------  ----------  ----------  ------------  ------- ------------------

           Total expenses                            --            5          13             2         --       29       38
                                             --------------  ----------  ----------  ------------  ------- ------------------

           Net investment
             income (loss)                           --           (5)        (13)           --         --      (28)     (38)
                                             --------------  ----------  ----------  ------------  ------- ------------------

Net realized gain (loss) on investments:
     Realized gain (loss) on
       sale of fund shares                           --          (27)         (4)           --         --       (2)      --
     Realized gain distributions                     --           24          12            --         --       18       --
                                             --------------  ----------  ----------  ------------  ------- ------------------

           Net realized gain (loss)                  --           (3)          8            --         --       16       --
                                             --------------  ----------  ----------  ------------  ------- ------------------

Change in unrealized
   appreciation during the year                       1          107        (155)            9          1      481      574
                                             --------------  ----------  ----------  ------------  ------- ------------------

           Net increase (decrease)
             in net assets from
             operations                    $          1           99        (160)            9          1      469      536
                                             ==============  ==========  ==========  ============  ======= ==================

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Operations

Year ended December 31, 1998

(In thousands of dollars)




                                                                      MFS
                                            --------------------------------------------------
                                                           F&C
                                                         Emerging
                                            Emerging     Markets       High         World
                                             Growth      Equity       Income      Governments
                                            ----------  ----------  ----------  --------------
Income -
   dividends                               $     --            8          16            --
                                            ----------  ----------  ----------  --------------

Expenses:
   Mortality and expense risk fee                33            4          10            --
   Administrative fee                             4            1           1            --
                                            ----------  ----------  ----------  --------------

           Total expenses                        37            5          11            --
                                            ----------  ----------  ----------  --------------

           Net investment
             income (loss)                      (37)           3           5            --
                                            ----------  ----------  ----------  --------------

Net realized gain (loss) on investments:
     Realized gain (loss) on
       sale of fund shares                      (11)         (97)         (2)           --
     Realized gain distributions                  9           --           5            --
                                            ----------  ----------  ----------  --------------

           Net realized gain (loss)              (2)         (97)          3            --
                                            ----------  ----------  ----------  --------------

Change in unrealized
   appreciation during the year                 985          (94)        (34)            1
                                            ----------  ----------  ----------  --------------

           Net increase (decrease)
             in net assets from
             operations                    $    946         (188)        (26)            1
                                            ==========  ==========  ==========  ==============

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Operations

Year ended December 31, 1998

(In thousands of dollars)


                                                                OPPENHEIMER
                                            -----------------------------------------------------
                                                         GROWTH
                                                           AND         HIGH              STRATEGIC
                                             GROWTH      INCOME       INCOME     BOND      BOND
                                            ----------  ----------  -----------  -----   --------
Income -
   dividends                               $       1           2           4        5        3
                                            ----------  ----------  -----------  -----   --------

Expenses:
   Mortality and expense risk fee                  6          19           5       22        5
   Administrative fee                              1           2          --        2        1
                                            ----------  ----------  -----------  -----   --------

           Total expenses                          7          21           5       24        6
                                            ----------  ----------  -----------  -----   --------

           Net investment
             income (loss)                        (6)        (19)         (1)     (19)      (3)
                                            ----------  ----------  -----------  -----   --------

Net realized gain (loss) on investments:
     Realized gain (loss) on
       sale of fund shares                        (1)        (37)         (1)      --       --
     Realized gain distributions                   8          39           4        5        2
                                            ----------    --------  -----------  -----   --------

           Net realized gain (loss)                7           2           3        5        2
                                            ----------  ----------  -----------  -----   --------

Change in unrealized
   appreciation during the year                  134         (28)        (15)      95        3
                                            ----------  ----------  -----------  -----   --------

           Net increase (decrease)
             in net assets from
             operations                    $     135         (45)        (13)      81        2
                                            ==========  ==========  ===========  =====   ========

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Operations

Year ended December 31, 1998

(In thousands of dollars)


                                                                                  Putnam
                                                   ---------------------------------------------------------------------
                                                    Growth                                              International
                                                      and         New                  International         New
                                                    Income       Value       Vista        Growth        Opportunities
                                                   ----------  ----------  ----------  --------------  -----------------
Income -
   dividends                                     $      30            5          --            20              --
                                                   ----------  ----------  ----------  --------------  -----------------

Expenses:
   Mortality and expense risk fee                       68            3           8            33               4
   Administrative fee                                    8           --           1             4              --
                                                   ----------  ----------  ----------  --------------  -----------------

           Total expenses                               76            3           9            37               4
                                                   ----------  ----------  ----------  --------------  -----------------

           Net investment
             income (loss)                             (46)           2          (9)          (17)             (4)
                                                   ----------  ----------  ----------  --------------  -----------------

Net realized gain (loss) on investments:
     Realized gain (loss) on
       sale of fund shares                              (8)          --          (1)          (39)             24
     Realized gain distributions                       200            2          --            --              --
                                                   ----------  ----------  ----------  --------------  -----------------

           Net realized gain (loss)                    192            2          (1)          (39)             24
                                                   ----------  ----------  ----------  --------------  -----------------

Change in unrealized
   appreciation during the year                        660            6         173           353              40
                                                   ----------  ----------  ----------  --------------  -----------------

           Net increase (decrease)
             in net assets from
             operations                          $     806           10         163           297              60
                                                   ==========  ==========  ==========  ==============  =================

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Operations

Year ended December 31, 1998

(In thousands of dollars)


                                                                  Templeton                          Fidelity
                                                   -----------------------------------------  ------------------------
                                                                                  Mutual
                                                                  Developing      Shares
                                                   International    Markets     Investments    Growth     Contrafund
                                                   -------------  ------------  ------------  --------   -----------
Income -
   dividends                                     $        --             --            --         --           --
                                                   -------------  ------------  ------------  --------   -----------

Expenses:
   Mortality and expense risk fee                          5              2             4         --            2
   Administrative fee                                      1              1             1         --           --
                                                   -------------  ------------  ------------  --------   -----------

           Total expenses                                  6              3             5         --            2
                                                   -------------  ------------  ------------  --------   -----------

           Net investment
             income (loss)                                (6)            (3)           (5)        --           (2)
                                                   -------------  ------------  ------------  --------   -----------

Net realized gain (loss) on investments:
     Realized gain (loss) on
       sale of fund shares                                 8             (4)            --         (3)          (2)
     Realized gain distributions                           --            --             --          --          --
                                                   -------------  ------------  ------------  --------   -----------

           Net realized gain (loss)                        8             (4)           --         (3)          (2)
                                                   -------------  ------------  ------------  --------   -----------

Change in unrealized
   appreciation during the year                           48             44            32         12           48
                                                   -------------  ------------  ------------  --------   -----------

           Net increase (decrease)
             in net assets from
             operations                          $        50             37            27          9           44
                                                   =============  ============  ============  ========   ===========

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Operations

Year ended December 31, 1998

(In thousands of dollars)


                                                                 Fidelity
                                                   ------------------------------------
                                                      Growth       Growth &      Equity-
                                                   Opportunities    Income        Income   Total
                                                   --------------  ----------  --------------------
Income -
   dividends                                     $        --            --         --       20,737
                                                   --------------  ----------  --------   ---------

Expenses:
   Mortality and expense risk fee                         --             4          1       16,850
   Administrative fee                                     --             1         --        2,023
                                                   --------------  ----------  --------   ---------

           Total expenses                                 --             5          1       18,873
                                                   --------------  ----------  --------   ---------

           Net investment
             income (loss)                                --            (5)        (1)       1,864
                                                   --------------  ----------  --------   ---------

Net realized gain (loss) on investments:
     Realized gain (loss) on
       sale of fund shares                                (2)           (5)        (3)      10,787
     Realized gain distributions                          --            --         --       65,980
                                                   --------------  ----------  --------   ---------

           Net realized gain (loss)                       (2)           (5)        (3)      76,767
                                                   --------------  ----------  --------   ---------

Change in unrealized
   appreciation during the year                           13            94         17       78,917
                                                   --------------  ----------  --------   ---------

           Net increase (decrease)
             in net assets from
             operations                          $        11            84         13      157,548
                                                   ==============  ==========  ========   =========

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Changes in Net Assets

Year ended December 31, 1998

(In thousands of dollars)




                                                                                         Trust
                                                      ----------------------------------------------------------------------------
                                                                                                   VKAC
                                                                                                  Growth
                                                       Quality   Money        High      Stock      and        Bond      Developing
                                                        Income   Market      Yield      Index     Income    Debenture     Growth
                                                      --------  --------  ---------   --------   ---------  ---------  ------------
Increase (decrease) in net assets from operations:
      Net investment income (loss)                  $   1,737       583        923       (803)       (390)    1,149        (99)
      Net realized gain (loss)                            455        --        135     21,907       7,127       899        (10)
      Change in unrealized
        appreciation during
        the year                                            6        --       (668)       838         634     1,565        883
                                                      --------  --------  ---------   --------   ---------  ---------  -----------

             Net increase (decrease)
               in net assets from
               operations                               2,198       583        390     21,942       7,371     3,613        774
                                                      --------  --------  ---------   --------   ---------  ---------  -----------

Contract transactions:
    Cova payments                                          --        --         --         --          --        --         --
    Cova transfers                                         --        --         --         --          --        --       (112)
    Payments received from contract
      owners                                               21         6         55         69          39    21,396      6,348
    Transfers between sub-accounts
      (including fixed account), net                   (3,399)  (10,098)    (1,392)     3,960       1,244    38,789      6,481
    Transfers for contract benefits
      and terminations                                 (8,833)   (4,210)    (3,514)   (17,021)     (3,490)   (4,147)      (201)
                                                      --------  --------  ---------   --------   ---------  ---------  -----------

             Net increase (decrease) in
               net assets from
               contract transactions                  (12,211)  (14,302)    (4,851)   (12,992)     (2,207)   56,038     12,516
                                                      --------  --------  ---------   --------   ---------  ---------  -----------

             Net increase (decrease)
               in net assets                          (10,013)  (13,719)    (4,461)     8,950       5,164    59,651     13,290

Net assets at beginning of period                      49,103    21,610     33,261     88,637      46,147    50,820      1,565
                                                      --------  --------  ---------   --------   ---------  ---------  -----------

Net assets at end of period                         $  39,090     7,891     28,800     97,587      51,311   110,471     14,855
                                                      ========  ========  =========   ========   =========  =========  ===========

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Changes in Net Assets

Year ended December 31, 1998

(In thousands of dollars)




                                                                                Trust
                                                       ----------------------------------------------------------------------------

                                                                                                   Small       Large
                                                         Large Cap        Mid-Cap     Quality       Cap         Cap        Select
                                                          Research        Value        Bond        Stock       Stock       Equity
                                                        -------------  -----------   ----------  ----------  ----------  -----------
Increase (decrease) in net assets from operations:
      Net investment income (loss)                  $          (66)          (109)         192        (791)       (530)      (1,491)
      Net realized gain (loss)                                   5             (3)          36       2,068         412        8,442
      Change in unrealized
        appreciation during
        the year                                             1,278            120        1,412      (6,177)     13,680       20,065
                                                        -------------  -----------   ----------  ----------  ----------  -----------

             Net increase (decrease)
               in net assets from
               operations                                    1,217              8        1,640      (4,900)     13,562       27,016
                                                        -------------  -----------   ----------  ----------  ----------  -----------

Contract transactions:
    Cova payments                                               --             --           --          --          --           --
    Cova transfers                                            (102)          (107)          --          --          --           --
    Payments received from contract
      owners                                                 6,104          7,924        9,698       8,193      18,801       21,003
    Transfers between sub-accounts
      (including fixed account), net                         4,750          7,602       14,372      15,607      29,039       38,783
    Transfers for contract benefits
      and terminations                                        (234)          (317)      (2,058)     (2,424)     (2,022)      (4,555)
                                                        -------------  -----------   ----------  ----------  ----------  -----------

             Net increase (decrease) in
               net assets from
               contract transactions                        10,518         15,102       22,012      21,376      45,818       55,231
                                                        -------------  -----------   ----------  ----------  ----------  -----------

             Net increase (decrease)
               in net assets                                11,735         15,110       23,652      16,476      59,380       82,247

Net assets at beginning of period                            1,233          2,035       15,986      53,169      21,989       97,063
                                                        -------------  -----------   ----------  ----------  ----------  -----------

Net assets at end of period                         $       12,968         17,145       39,638      69,645      81,369      179,310
                                                        =============  ===========   ==========  ==========  ==========  ===========

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Changes in Net Assets

Year ended December 31, 1998

(In thousands of dollars)


                                                       -----------------------------------------------------------------
                                                                                                                Growth
                                                                                         Small                    and
                                                          International                   Cap        Equity      Income
                                                             Equity          Balanced    Equity      Income      Equity
                                                         ---------------   -----------  ---------  ---------   ----------
Increase (decrease) in net assets from operations:
      Net investment income (loss)                  $            307              23         (10)        11         (30)
      Net realized gain (loss)                                   328              40          11         80         167
      Change in unrealized
        appreciation during
        the year                                               7,969             173          39         49         548
                                                         ---------------   -----------  ---------  ---------   ---------

             Net increase (decrease)
               in net assets from
               operations                                      8,604             236          40        140         685
                                                         ---------------   -----------  ---------  ---------   ---------

Contract transactions:
    Cova payments                                                 --              --          --         --          --
    Cova transfers                                                --              --          --         --          --
    Payments received from contract
      owners                                                   8,143           1,408         442      1,820       3,014
    Transfers between sub-accounts
      (including fixed account), net                          18,076           1,373         588        988       2,913
    Transfers for contract benefits
      and terminations                                        (2,949)            (46)        (15)       (42)        (98)
                                                         ---------------   -----------  ---------  ---------   ---------

             Net increase (decrease) in
               net assets from
               contract transactions                          23,270           2,735       1,015      2,766       5,829
                                                         ---------------   -----------  ---------  ---------------------

             Net increase (decrease)
               in net assets                                  31,874           2,971       1,055      2,906       6,514

Net assets at beginning of period                             62,371             401         272        557       1,309
                                                         ---------------   -----------  ---------  ---------   ---------

Net assets at end of period                         $         94,245           3,372       1,327      3,463       7,823
                                                         ===============   ===========  =========  =========   =========

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Changes in Net Assets

Year ended December 31, 1998

(In thousands of dollars)


                                                   Lord Abbett
                                                  ----------------
                                                                       GACC                          Russell
                                                       Growth        ----------   -------------------------------------------------
                                                        and            Money      Multi-Style   Aggressive                  Core
                                                      Income           Market       Equity        Equity      Non-US        Bond
                                                  ----------------   ----------   -----------   ----------   ---------   ----------
Increase (decrease) in net assets from
   operations:
      Net investment income (loss)              $        1,761          (161)        (129)         (31)           (54)         178
      Realized gain (loss)                              33,820           436           40          (18)             5            7
      Change in unrealized
        appreciation during
        the year                                        26,592           185        3,199           75            412          268
                                                  ----------------   ----------   -----------   ----------   ---------   ----------

             Net increase (decrease)
               in net assets from
               operations                               62,173           460        3,110           26            363          453
                                                  ----------------   ----------   -----------   ----------   ---------   ----------

Contract transactions:
    Cova payments                                           --            --           --           --             --           --
    Cova transfers                                          --            --           --           --             --           --
    Payments received from contract
      owners                                            55,721        35,352       21,870        4,296          8,107       13,098
    Transfers between sub-accounts
      (including fixed account), net                   102,796       (19,753)       4,748        1,041          1,920        3,732
    Transfers for contract benefits
      and terminations                                 (38,987)       (2,913)        (169)         (20)           (74)        (233)
                                                  ----------------   ----------   -----------   ----------   ---------   ----------

             Net increase (decrease) in
               net assets from
               contract transactions                   119,530        12,686       26,449        5,317          9,953       16,597
                                                  ----------------   ----------   -----------   ----------   ---------   ----------

             Net increase (decrease)
               in net assets                           181,703        13,146       29,559        5,343         10,316       17,050

Net assets at beginning of period                      487,500         3,318           --           --             --           --
                                                  ----------------   ----------   -----------   ----------   ---------   ----------

Net assets at end of period                     $      669,203        16,464       29,559        5,343         10,316       17,050
                                                  ================   ==========   ===========   ==========   =========   ==========

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Changes in Net Assets

Year ended December 31, 1998

(In thousands of dollars)


                                                             AIM                                                   Alliance
                                                  -------------------------------------------------   ------------------------------
                                                                   Capital          International        Premier       Real Estate
                                                   Value        Appreciation           Equity            Growth        Investment
                                                  ----------   ----------------    ----------------   --------------  --------------
Increase (decrease) in net assets from
  operations:
      Net investment income (loss)              $      (8)              (11)                  (1)            (45)              1
      Realized gain (loss)                            250                50                   (3)             (4)              3
      Change in unrealized
        appreciation during
        the year                                      668               164                   81           1,522            (170)
                                                  ----------   ----------------    ----------------   --------------  --------------

             Net increase (decrease)
               in net assets from
               operations                             910               203                   77           1,473            (166)
                                                  ----------   ----------------    ----------------   --------------  --------------

Contract transactions:
    Cova payments                                      --                --                   --              --              --
    Cova transfers                                     --                --                   --              --              --
    Payments received from contract
      owners                                        4,061             1,431                1,648           6,485           1,193
    Transfers between sub-accounts
      (including fixed account), net                2,030               609                  609           1,828             514
    Transfers for contract benefits
      and terminations                               (185)              (83)                  (9)            (38)            (12)
                                                  ----------   ----------------    ----------------   --------------  --------------

             Net increase (decrease) in
               net assets from
               contract transactions                5,906             1,957                2,248           8,275           1,695
                                                  ----------      -------------    ----------------   --------------  --------------

             Net increase (decrease)
               in net assets                        6,816             2,160                2,325           9,748           1,529

Net assets at beginning of period                      --                --                   --              --              --
                                                  ----------   ----------------    ----------------   --------------  --------------

Net assets at end of period                     $   6,816             2,160                2,325           9,748           1,529
                                                  ==========   ================    ================   ==============  ==============

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Changes in Net Assets

Year ended December 31, 1998

(In thousands of dollars)


                                                                                  Goldman Sachs
                                                                     -----------------------------------------
                                                       Liberty          Growth
                                                    ---------------
                                                       Newport           and       International      Global
                                                        Tiger            Income       Equity          Income
                                                    ---------------  -----------------------------  ----------
Increase (decrease) in net assets from
   operations:
      Net investment income (loss)              $             4             12             (7)            6
      Realized gain (loss)                                  (30)           (12)            10             3
      Change in unrealized
        appreciation during
        the year                                             54           (207)            56            (1)
                                                    ---------------  -----------  ----------------  ----------

             Net increase (decrease)
               in net assets from
               operations                                    28           (207)            59             8
                                                    ---------------  -----------  ----------------  ----------

Contract transactions:
    Cova payments                                            --             --             --            --
    Cova transfers                                           --             --             --            --
    Payments received from contract
      owners                                                159          3,067            979           125
    Transfers between sub-accounts
      (including fixed account), net                        108          1,826            255            84
    Transfers for contract benefits
      and terminations                                       --            (52)            (6)          (14)
                                                    ---------------  -----------  ----------------  ----------

             Net increase (decrease) in
               net assets from
               contract transactions                        267          4,841          1,228           195
                                                    ---------------  -----------  ----------------  ----------

             Net increase (decrease)
               in net assets                                295          4,634          1,287           203

Net assets at beginning of period                            --             --             --            --
                                                    ---------------  -----------  ----------------  ----------

Net assets at end of period                     $           295          4,634          1,287           203
                                                    ===============  ===========  ================  ==========

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Changes in Net Assets

Year ended December 31, 1998

(In thousands of dollars)




                                                                                                                      MFS
                                                                                                             -----------------------
                                                                              Kemper
                                                    --------------  ---------------------------------------
                                                    Dreman High     Small Cap       Small Cap   Government
                                                    Return Equity    Growth           Value     Securities     Bond     Research
                                                    --------------  ------------  ------------  -----------  ---------  ------------
Increase (decrease) in net assets from
   operations:
      Net investment income (loss)                $           --          (5)             (13)         --          --          (28)
      Realized gain (loss)                                    --          (3)               8          --          --           16
      Change in unrealized
        appreciation during
        the year                                               1         107             (155)          9           1          481
                                                    --------------  ------------  ------------  -----------  ---------  ------------

             Net increase (decrease)
               in net assets from
               operations                                      1          99             (160)          9           1          469
                                                    --------------  ------------  ------------  -----------  ---------  ------------

Contract transactions:
    Cova payments                                             --          --               --          --          --           --
    Cova transfers                                            --          --               --          --          --           --
    Payments received from contract
      owners                                                  --         630            1,656         503           3        3,760
    Transfers between sub-accounts
      (including fixed account), net                          96         162              670         120         170        1,530
    Transfers for contract benefits
      and terminations                                        --           2              (21)         (2)         --         (101)
                                                    --------------  ------------  ------------  -----------  ---------  ------------

             Net increase (decrease) in
               net assets from
               contract transactions                          96         794            2,305         621         173        5,189
                                                    --------------  ------------  ------------  -----------  ---------  ------------

             Net increase (decrease)
               in net assets                                  97         893            2,145         630         174        5,658

Net assets at beginning of period                             --          --               --          --          --           --
                                                    --------------  ------------  ------------  -----------  ---------  ------------

Net assets at end of period                       $           97         893            2,145         630         174        5,658
                                                    ==============  ============  ============  ===========  =========  ============

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Changes in Net Assets

Year ended December 31, 1998

(In thousands of dollars)




                                                                                     MFS
                                                    -------------------------------------------------------------------------
                                                                                   F&C
                                                        Growth                  Emerging
                                                       with         Emerging     Markets         High            World
                                                        Income      Growth       Equity         Income        Governments
                                                      -----------------------  ------------   ------------  -----------------
Increase (decrease) in net assets from
   operations:
      Net investment income (loss)                $       (38)         (37)            3              5               --
      Realized gain (loss)                                 --           (2)          (97)             3               --
      Change in unrealized
        appreciation during
        the year                                          574          985           (94)           (34)               1
                                                      --------   ------------  ------------   ------------  -----------------

             Net increase (decrease)
               in net assets from
               operations                                 536          946          (188)           (26)               1
                                                      --------   ------------  ------------   ------------  -----------------

Contract transactions:
    Cova payments                                          --           --            --             --               --
    Cova transfers                                         --           --            --             --               --
    Payments received from contract
      owners                                            4,624        5,018           421          1,634                4
    Transfers between sub-accounts
      (including fixed account), net                    1,901        1,216           252            570               17
    Transfers for contract benefits
      and terminations                                    (45)         (38)           (4)           (20)              --
                                                      --------   ------------  ------------   ------------  -----------------

             Net increase (decrease) in
               net assets from
               contract transactions                    6,480        6,196           669          2,184               21
                                                      --------   ------------  ------------   ------------  -----------------

             Net increase (decrease)
               in net assets                            7,016        7,142           481          2,158               22

Net assets at beginning of period                          --           --            --             --               --
                                                      --------   ------------  ------------   ------------  -----------------

Net assets at end of period                       $     7,016        7,142           481          2,158               22
                                                      ========   ============  ============   ============  =================

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Changes in Net Assets

Year ended December 31, 1998

(In thousands of dollars)


                                                                                    OPPENHEIMER
                                                        --------------------------------------------------------------------
                                                                         GROWTH
                                                                           AND           HIGH                   STRATEGIC
                                                           GROWTH        INCOME         INCOME        BOND         BOND
                                                        -------------  ------------   ------------  ---------  -------------
Increase (decrease) in net assets from
   operations:
      Net investment income (loss)                $             (6)           (19)           (1)         (19)          (3)
      Realized gain (loss)                                       7              2             3            5            2
      Change in unrealized
        appreciation during
        the year                                               134            (28)          (15)          95            3
                                                        -------------  ------------   ------------  ---------  -------------

             Net increase (decrease)
               in net assets from
               operations                                      135            (45)          (13)          81            2
                                                        -------------  ------------   ------------  ---------  -------------

Contract transactions:
    Cova payments                                               --             --            --           --           --
    Cova transfers                                              --             --            --           --           --
    Payments received from contract
      owners                                                   838          2,140           517        3,298          725
    Transfers between sub-accounts
      (including fixed account), net                           220            859           281          889          371
    Transfers for contract benefits
      and terminations                                          (4)           (13)           (8)         (34)          (3)
                                                        -------------  ------------   ------------  ---------  -------------

             Net increase (decrease) in
               net assets from
               contract transactions                         1,054          2,986           790        4,153        1,093
                                                        -------------  ------------   ------------  ---------  -------------

             Net increase (decrease)
               in net assets                                 1,189          2,941           777        4,234        1,095

Net assets at beginning of period                               --             --            --           --           --
                                                        -------------  ------------   ------------  ---------  -------------

Net assets at end of period                       $          1,189          2,941           777        4,234        1,095
                                                        =============  ============   ============  =========  =============

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Changes in Net Assets

Year ended December 31, 1998

(In thousands of dollars)




                                                                                          Putnam
                                                     ---------------------------------------------------------------------------

                                                        Growth                                                    International
                                                         and             New                    International          New
                                                        Income          Value      Vista            Growth        Opportunities
                                                     -------------   ------------  ----------  ---------------  ------------------
Increase (decrease) in net assets from
   operations:
      Net investment income (loss)                 $         (46)            2          (9)             (17)             (4)
      Net realized gain (loss)                               192             2          (1)             (39)             24
      Change in unrealized
        appreciation during
        the year                                             660             6         173              353              40
                                                     -------------   ------------  ----------  ---------------  ------------------

             Net increase (decrease)
               in net assets from
               operations                                    806            10         163              297              60
                                                     -------------   ------------  ----------  ---------------  ------------------

Contract transactions:
    Cova payments                                             --            --          --               --              --
    Cova transfers                                            --            --          --               --              --
    Payments received from contract
      owners                                               8,705           173       1,241            4,444             423
    Transfers between sub-accounts
      (including fixed account), net                       3,257           259         385            1,511             127
    Transfers for contract benefits
      and terminations                                       (69)           (1)         (4)             (46)             (8)
                                                     -------------   ------------  ----------  ---------------  ------------------

             Net increase (decrease) in
               net assets from
               contract transactions                      11,893           431       1,622            5,909             542
                                                     -------------   ------------  ----------  ---------------  ------------------

             Net increase (decrease)
               in net assets                              12,699           441       1,785            6,206             602

Net assets at beginning of period                             --            --          --               --              --
                                                     -------------   ------------  ----------  ---------------  ------------------

Net assets at end of period                        $      12,699           441       1,785            6,206             602
                                                     =============   ============  ==========  ===============  ==================

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Changes in Net Assets

Year ended December 31, 1998

(In thousands of dollars)


                                                                             Templeton                              Fidelity
                                                              --------------------------------------------  ----------------------
                                                                                               Mutual
                                                                               Developing      Shares
                                                              International    Markets       Investments     Growth     Contrafund
                                                              -------------  -------------  --------------  --------  -------------
Increase (decrease) in net assets from operations:
      Net investment income (loss)                          $          (6)           (3)            (5)          --           (2)
      Net realized gain (loss)                                          8            (4)            --           (3)          (2)
      Change in unrealized
        appreciation during
        the year                                                       48            44             32           12           48
                                                              -------------  -------------  --------------  --------  -------------

             Net increase (decrease)
               in net assets from
               operations                                              50            37             27            9           44
                                                              -------------  -------------  --------------  --------  -------------

Contract transactions:
    Cova payments                                                      --            --             --           --           --
    Cova transfers                                                     --            --             --           --           --
    Payments received from contract
      owners                                                        1,261           509            584           86          330
    Transfers between sub-accounts
      (including fixed account), net                                  201           139            415           (5)          24
    Transfers for contract benefits
      and terminations                                                 (5)           (6)            (5)          (2)           2
                                                              -------------  -------------  --------------  --------  -------------

             Net increase (decrease) in
               net assets from
               contract transactions                                1,457           642            994           79          356
                                                              -------------  -------------  --------------  --------  -------------

             Net increase (decrease)
               in net assets                                        1,507           679          1,021           88          400

Net assets at beginning of period                                      --            --             --           --           --
                                                              -------------  -------------  --------------  --------  -------------

Net assets at end of period                                 $       1,507           679          1,021           88          400
                                                              =============  =============  ==============  ========  =============

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Changes in Net Assets

Year ended December 31, 1998

(In thousands of dollars)


                                                                              Fidelity
                                                              ----------------------------------------------
                                                                  Growth          Growth &       Equity-
                                                               Opportunities       Income         Income         Total
                                                              ----------------   ------------  -------------  -------------
Increase (decrease) in net assets from operations:
      Net investment income (loss)                          $          --               (5)            (1)           1,864
      Net realized gain (loss)                                         (2)              (5)            (3)          76,767
      Change in unrealized
        appreciation during
        the year                                                       13               94             17           78,917
                                                              ----------------   ------------  -------------  -------------

             Net increase (decrease)
               in net assets from
               operations                                              11               84             13          157,548
                                                              ----------------   ------------  -------------  -------------

Contract transactions:
    Cova payments                                                      --               --             --               --
    Cova transfers                                                     --               --             --             (321)
    Payments received from contract
      owners                                                          114              435            195          316,347
    Transfers between sub-accounts
      (including fixed account), net                                  (13)             333             51          288,031
    Transfers for contract benefits
      and terminations                                                 --               --             (3)         (99,409)
                                                              ----------------   ------------  -------------  -------------

             Net increase (decrease) in
               net assets from
               contract transactions                                  101              768            243          504,648
                                                              ----------------   ------------  -------------  -------------

             Net increase (decrease)
               in net assets                                          112              852            256          662,196

Net assets at beginning of period                                      --               --             --        1,038,346
                                                              ----------------   ------------  -------------  -------------

Net assets at end of period                                 $         112              852            256        1,700,542
                                                              ================   ============  =============  =============

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Changes in Net Assets

Year ended December 31, 1997

(In thousands of dollars)


                                                                                    Trust
                                              -------------------------------------------------------------------------------------
                                                                                                  VKAC
                                                                                                 Growth
                                               Quality     Money         High       Stock         and       Bond        Developing
                                               Income      Market       Yield       Index        Income     Debenture    Growth
                                              ---------- -----------  ----------- -----------  -----------  ----------  -----------
Increase (decrease) in net assets from
   operations:
      Net investment income
         (loss)                             $     2,586       1,851        2,603         (73)         (22)    1,266          (2)
      Net realized gain (loss)                      503          --          835      15,992        1,404        35          --
      Change in unrealized
         appreciation during
         the year                                   367          --          351       4,729        6,685     1,687           7
                                              ---------- -----------  ----------- -----------  -----------  ----------  -----------

             Net increase (decrease)
                in net assets
                from operations                   3,456       1,851        3,789      20,648        8,067     2,988           5
                                              ---------- -----------  ----------- -----------  -----------  ----------  -----------

Contract transactions:
    Cova payments                                    --          --           --          --           --        --         100
    Cova transfers                                   --          --           --          --           --        --          --
    Payments received from
      contract owners                               504      45,236          795       2,638        2,541     8,751         503
    Transfers between sub-
      accounts (including fixed
      account), net                               3,092     (48,066)     (11,222)     (9,170)       5,116    32,608         959
    Transfers for contract
      benefits and terminations                  (9,775)     (8,119)      (2,972)    (14,588)      (1,993)     (978)         (2)
                                              ---------- -----------  ----------- -----------  -----------  ----------  -----------

             Net increase
                (decrease) in net
                assets from contract
                transactions                     (6,179)    (10,949)     (13,399)    (21,120)       5,664    40,381       1,560
                                              ---------- -----------  ----------- -----------  -----------  ----------  -----------

             Net increase
                (decrease) in net
                assets                           (2,723)     (9,098)      (9,610)       (472)      13,731    43,369       1,565

Net assets at beginning of period                51,826      30,708       42,871      89,109       32,416     7,451          --
                                              ---------- -----------  ----------- -----------  -----------  ----------  -----------

Net assets at end of period                 $    49,103      21,610       33,261      88,637       46,147    50,820       1,565
                                              ========== ===========  =========== ===========  ===========  ==========  ===========

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Changes in Net Assets

Year ended December 31, 1997

(In thousands of dollars)


                                                                               TRUST
                                            --------------------------------------------------------------------------------------
                                                                                Small       Large
                                            Large Cap    Mid-Cap   Quality       Cap         Cap        Select      International
                                            Research     Value       Bond       Stock       Stock       Equity         Equity
                                            ---------- ---------  ----------  ---------  -----------  ----------   ---------------
Increase (decrease) in net assets from
   operations:
      Net investment income
         (loss)                           $      1         --         439       (260)         (59)       (342)           (18)
      Net realized gain (loss)                  --         --         116        135        2,865         331             51
      Change in unrealized
         appreciation during
         the year                                6         40         156      5,990        1,324      12,310            513
                                            ---------  ---------  ----------  ---------  -----------  ----------   ---------------

             Net increase (decrease)
                in net assets
                from operations                  7         40         711      5,865        4,130      12,299            546
                                            ---------  ---------  ----------  ---------  -----------  ----------   ---------------

Contract transactions:
    Cova payments                              100        100          --         --           --          --             --
    Cova transfers                              --         --      (2,144)        --      (15,455)         --             --
    Payments received from
      contract owners                          359        463       2,671      9,550        7,691      19,507         11,213
    Transfers between sub-
      accounts (including fixed
      account), net                            769      1,460      10,203     24,982       10,293      44,654         37,503
    Transfers for contract
      benefits and terminations                 (2)       (28)       (731)    (1,221)        (421)     (1,556)        (1,224)
                                            ---------  ---------  ----------  ---------  -----------  ----------   ---------------

             Net increase
                (decrease) in net
                assets from contract
                transactions                 1,226      1,995       9,999     33,311        2,108      62,605         47,492
                                            ---------  ---------  ----------  ---------  -----------  ----------   ---------------

             Net increase
                (decrease) in net
                assets                       1,233      2,035      10,710     39,176        6,238      74,904         48,038

Net assets at beginning of period               --         --       5,276     13,993       15,751      22,159         14,333
                                            ---------  ---------  ----------  ---------  -----------  ----------   ---------------

Net assets at end of period               $  1,233      2,035      15,986     53,169       21,989      97,063         62,371
                                            =========  =========  ==========  =========  ===========  ==========   ===============

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE

Statement of Changes in Net Assets

Year ended December 31, 1997

(In thousands of dollars)




                                                            Trust
                                         ---------------------------------------------
                                                                             Growth          Lord Abbett
                                                                                        ---------------------
                                                     Small                    and                               GACC
                                                                                        Growth               ----------
                                                      Cap        Equity      Income       and       Global      Money
                                         Balanced   Equity       Income      Equity     Income      Equity      Market       Total
                                         --------------------   ---------  -----------  ---------  -------   -----------------------
Increase (decrease) in net assets
   from operations:
      Net investment income
         (loss)                        $     4            (1)          2           (1)     2,366       (9)       (24)        10,307
      Net realized gain (loss)               4             2           7           11     31,083      (36)        55         53,393
      Change in unrealized
         appreciation during
         the year                           --            (5)         21           18     41,372       (1)        40         75,610
                                         --------  ----------   ---------  -----------  ---------  -------   --------  -------------

             Net increase (decrease)
                in net assets
                from operations              8            (4)         30           28     74,821      (46)        71        139,310
                                         --------  ----------   ---------  -----------  ---------  -------   --------  -------------

Contract transactions:
    Cova payments                            1             1           1            1         --       --         --            304
    Cova transfers                          (1)           (1)         (1)          (1)        --       --         --        (17,603)
    Payments received from
      contract owners                      184           116         219          679     47,264        5      5,197        166,086
    Transfers between sub-
      accounts (including fixed
      account), net                        235           160         309          646     94,311   (2,228)    (1,996)       194,618
    Transfers for contract
      benefits and terminations            (26)           --          (1)         (44)   (23,254)    (114)      (312)       (67,361)
                                         --------  ----------   ---------  -----------  ---------  -------   --------  -------------

             Net increase
                (decrease) in net
                assets from contract
                transactions               393           276         527        1,281    118,321   (2,337)     2,889        276,044
                                         --------  ----------   ---------  -----------  ---------  -------   --------  -------------

             Net increase
                (decrease) in net
                assets                     401           272         557        1,309    193,142   (2,383)     2,960        415,354

Net assets at beginning of period           --            --          --           --    294,358    2,383        358        622,992
                                         --------  ----------   ---------  -----------  ---------  -------   --------  -------------

Net assets at end of period            $   401           272         557        1,309    487,500       --      3,318      1,038,346
                                         ========  ==========   =========  ===========  =========  =======   ========  =============

See accompanying notes to financial statements.


                        COVA VARIABLE ANNUITY ACCOUNT ONE

                          Notes to Financial Statements

                           December 31, 1998 and 1997


  (1)   ORGANIZATION

        Cova Variable Annuity Account One (the Separate Account), a unit investment trust registered under the Investment Company Act of 1940 as amended, was established by Cova Financial Services Life Insurance Company (Cova) and exists in accordance with the regulations of the Missouri Department of Insurance. The Separate Account is a funding vehicle for variable annuity contracts issued by Cova.

        The Separate Account is divided into sub-accounts with the assets of each sub-account invested in the corresponding portfolios of the following investment companies:

        Cova Series Trust (Trust)                                                    18 portfolios
        Lord Abbett Series Fund, Inc. (Lord Abbett)                                  1 portfolio
        General American Capital Company (GACC)                                      1 portfolio
        Russell Insurance Funds (Russell)                                            4 portfolios
        AIM Variable Insurance Funds, Inc. (AIM)                                     3 portfolios
        Alliance Variable Products Series Fund, Inc. (Alliance)                      2 portfolios
        Liberty Variable Investment Trust (Liberty)                                  1 portfolio
        Goldman Sachs Variable Insurance Trust (Goldman Sachs)                       3 portfolios
        Investors Fund Series (Kemper)                                               4 portfolios
        MFS Variable Insurance Trust (MFS)                                           7 portfolios
        Oppenheimer Variable Account Funds (Oppenheimer)                             5 portfolios
        Putnam Variable Trust (Putnam)                                               5 portfolios
        Templeton Variable Products Series Fund (Templeton)                          3 portfolios
        Variable Insurance Products Fund, Fund II, and Fund III (Fidelity)           5 portfolios

        Each investment company is a diversified, open-end, management investment company registered under the Investment Company Act of 1940 as amended. Not all sub-accounts are available for investment depending upon the terms of the variable annuity contracts offered for sale by Cova.

  (2)   SIGNIFICANT ACCOUNTING POLICIES

        (A)   INVESTMENT VALUATION

              Investments made in the portfolios of the investment companies are valued at the reported net asset value of such portfolios, which value their investment securities at fair value. The average cost method is used to compute the realized gains and losses on the sale of portfolio shares owned by the sub-accounts. Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date.

        (B)   REINVESTMENT OF DISTRIBUTIONS

              With the exception of the GACC Money Market Fund, dividends and gains from realized gain distributions are reinvested in additional shares of the portfolio.

               GACC follows the Federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized capital gains are deemed to pass through to the Separate Account. As a result, GACC does not distribute dividends and realized gains. During December of each year, the accumulated net investment income and realized capital gains of the GACC Money Market Fund are allocated to the Separate Account by increasing the cost basis and recognizing a capital gain in the Separate Account.

        (C)   FEDERAL INCOME TAXES

              The operations of the Separate Account are included in the federal income tax return of Cova, which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (IRC). Under current IRC provisions, Cova believes it will be treated as the owner of the Separate Account assets for federal income tax purposes and does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited to the variable annuity contracts. Based on this, no charge is being made currently to the Separate Account for federal income taxes. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

        (D)   ANNUITY RESERVES

              Annuity reserves are computed for contracts in the payout stage according to the 1983a Mortality Table. The assumed investment return is 3%. The mortality risk is borne by Cova and may result in additional transfers to the Separate Account. Conversely, if reserves exceed amounts required, transfers may be made from the Separate Account to Cova. The charges were not material in 1998.

  (3)   SEPARATE ACCOUNT EXPENSES

        Cova deducts a daily charge from the net assets of the Separate Account equivalent to an annual rate of 1.25% for the assumption of mortality and expense risks and 0.15% for administrative expenses. The mortality risks assumed by Cova arise from its contractual obligation to make annuity payments after the annuity date for the life of the annuitant and to waive the withdrawal fee in the event of the death of the contract owner. The administrative fees cover the cost of establishing and maintaining the variable annuity contracts and the Separate Account.

  (4)   CONTRACT FEES

        There are no deductions made from purchase payments for sales fees at the time a variable annuity contract is purchased. However, if all or a portion of the contract value is withdrawn, a withdrawal fee may be assessed and deducted from the contract value or payment to the contract owner. The withdrawal fee is imposed on withdrawals of contract values attributable to purchase payments within five years after receipt and is equal to 5% of the purchase payment withdrawn. After the first contract anniversary, provided the contract value exceeds $5,000, the contract owner may make one withdrawal each contract year of up to 10% of the aggregate purchase payments (on deposit for more than one year) without incurring a surrender fee. In 1998, surrender fees of $436 thousand were deducted from the contract values in the Separate Account.

        An annual contract maintenance fee of $30 is imposed on all variable annuity contracts with contract values less than $50,000 on their policy anniversary. This fee covers the cost of contract administration for the previous year and is prorated between the sub-accounts and the fixed rate account to which the contract value is allocated.

        Subject to certain restrictions, the contract owner may transfer all or a part of the accumulated value of the contract among the available sub-accounts of the Separate Account and the fixed rate account offered by Cova. If more than 12 transfers have been made in the contract year, a transfer fee of $25 per transfer or, if less, 2% of amount transferred, may be deducted from the contract account value. Transfers made in the Dollar Cost Averaging program are not subject to the transfer fee.

        In 1998, contract maintenance and transfer fees of $478 thousand were deducted from the contract values in the Separate Account.

        Cova currently advances any premium taxes due at the time purchase payments are made and then deducts premium taxes from the contract value at the time annuity payments begin. Cova reserves the right to deduct premium taxes when incurred.

  (5)   SUBSEQUENT EVENT

        On January 8, 1999, the five sub-accounts investing in the Trust portfolios managed by Van Kampen American Capital Advisory Corp. (VKAC)
        - Quality Income, Money Market, High Yield, Stock Index, and VKAC Growth and Income portfolios - ceased operations and their assets were transferred to one new and four existing sub-accounts in accordance with the substitution order issued by the Securities and Exchange Commission.

        On January 8, 1999, the Lord Abbett Growth and Income sub-account ceased operations and its assets were transferred to the Trust Lord Abbett Growth and Income sub-account which commenced operations on January 8, 1999. The Trust Lord Abbett Growth and Income sub-account invests in the Trust Lord Abbett Growth and Income Portfolio which commenced operations on January 8, 1999. The Trust Lord Abbett Growth and Income Portfolio is managed by Lord Abbett who also manages the Lord Abbett Growth and Income Portfolio.

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997


(6)    UNIT FAIR VALUES

       A summary of accumulation unit values, net assets, total return and expense ratios for each sub-account follows:


                                                COMMENCED                                  ACCUMULATION UNIT VALUE
                                                                -----------------------------------------------------------------
                                                operations       1998         1997          1996         1995            1994
                                             --------------  ------------  -----------   -----------  -----------  --------------
       Trust Quality Income*                     12/11/89    $ 17.539854    16.716329     15.540273    15.331971       13.170448
       Trust Money Market*                       06/28/91      12.882171    12.375226     11.879722    11.425133       10.896621
       Trust High Yield*                         12/11/89      23.857965    23.571992     21.422784    19.522535       16.977032
       Trust Stock Index*                        10/31/91      31.522392    24.963514     19.036956    15.773906       11.679303
       Trust VKAC Growth and Income*             05/02/92      24.396666    20.978325     17.008151    14.608904       11.195845
       Trust Bond Debenture                      05/01/96      13.496500    12.881792     11.294930           --              --
       Trust Developing Growth                   08/20/97      11.067854    10.527554            --           --              --
       Trust Large Cap Research                  08/20/97      11.825550     9.899560            --           --              --
       Trust Mid-Cap Value                       08/20/97      10.437949    10.467957            --           --              --
       Trust Quality Bond                        05/01/96      11.914489    11.155126     10.368764           --              --
       Trust Small Cap Stock                     05/01/96      12.582860    13.491466     11.308419           --              --
       Trust Large Cap Stock                     05/01/96      19.428499    14.889462     11.334979           --              --
       Trust Select Equity                       05/01/96      16.987204    14.053502     10.838053           --              --
       Trust International Equity                05/01/96      12.889315    11.462435     10.967004           --              --
       Trust Balanced                            07/01/97      11.767845    10.531920            --           --              --
       Trust Small Cap Equity                    07/01/97      10.238676    10.418047            --           --              --
       Trust Equity Income                       07/01/97      12.068849    11.194166            --           --              --
       Trust Growth and Income Equity            07/01/97      12.188331    10.756082            --           --              --
       Lord Abbett Growth and Income*            12/11/89      34.325425    30.837057     25.089525    21.306277       16.642028
       GACC Money Market                         06/03/96      11.109943    10.667011     10.233546           --              --
       Russell Multi-Style Equity                12/31/97      12.694810    10.000000            --           --              --
       Russell Aggressive Equity                 12/31/97       9.963254    10.000000            --           --              --
       Russell Non-US                            12/31/97      11.142092    10.000000            --           --              --
       Russell Core Bond                         12/31/97      10.591175    10.000000            --           --              --
       AIM Value                                 12/31/97      13.060203    10.000000            --           --              --
       AIM Capital Appreciation                  12/31/97      11.770729    10.000000            --           --              --
       AIM International Equity                  12/31/97      11.391449    10.000000            --           --              --
       Alliance Premier Growth                   12/31/97      14.595485    10.000000            --           --              --
       Alliance Real Estate Investment           12/31/97       7.988435    10.000000            --           --              --
       Liberty Newport Tiger                     12/31/97       9.228765    10.000000            --           --              --
       Goldman Sachs Growth and Income           01/29/98       9.908613           --            --           --              --
       Goldman Sachs International Equity        01/29/98      11.402925           --            --           --              --
       Goldman Sachs Global Income               01/29/98      10.781765           --            --           --              --
       Kemper Dreman High Return Equity          05/15/98      10.487302           --            --           --              --
       Kemper Small Cap Growth                   12/31/97      11.676086    10.000000            --           --              --
       Kemper Small Cap Value                    12/31/97       8.753222    10.000000            --           --              --
       Kemper Government Securities              12/31/97      10.556498    10.000000            --           --              --
       MFS Bond                                  05/15/98      10.491811           --            --           --              --
       MFS Research                              12/31/97      12.172796    10.000000            --           --              --
       MFS Growth with Income                    12/31/97      12.066568    10.000000            --           --              --
       MFS Emerging Growth                       12/31/97      13.233235    10.000000            --           --              --
       MFS / F&C Emerging Markets Equity         12/31/97       6.571830    10.000000            --           --              --
       MFS High Income                           12/31/97       9.845193    10.000000            --           --              --
       MFS World Governments                     12/31/97      10.669943    10.000000            --           --              --
       Oppenheimer Growth                        12/31/97      12.232731    10.000000            --           --              --
       Oppenheimer Growth & Income               12/31/97      10.326519    10.000000            --           --              --
       Oppenheimer High Income                   12/31/97       9.893828    10.000000            --           --              --
       Oppenheimer Bond                          12/31/97      10.533011    10.000000            --           --              --
       Oppenheimer Strategic Bond                12/31/97      10.151332    10.000000            --           --              --
       Putnam Growth and Income                  12/31/97      11.382650    10.000000            --           --              --
       Putnam New Value                          12/31/97      10.483517    10.000000            --           --              --
       Putnam Vista                              12/31/97      11.785702    10.000000            --           --              --
       Putnam International Growth               12/31/97      11.707003    10.000000            --           --              --
       Putnam International New Opportunities    12/31/97      11.402252    10.000000            --           --              --
       Templeton International                   05/01/98       9.144522           --            --           --              --
       Templeton Developing Markets              05/01/98       7.552448           --            --           --              --
       Templeton Mutual Shares Investments       05/01/98       9.630622           --            --           --              --
       Fidelity VIP Growth                       02/17/98      13.077878           --            --           --              --
       Fidelity VIP II Contrafund                02/17/98      12.357373           --            --           --              --
       Fidelity VIP III Growth Opportunities     02/17/98      11.742360           --            --           --              --
       Fidelity VIP III Growth & Income          02/17/98      12.202502           --            --           --              --
       Fidelity VIP Equity-Income                02/17/98      10.626607           --            --           --              --
                                                             ============  ===========   ===========  ===========  ==============

     * Sub-account ceased operations on January 8, 1999.
    ** Total returns for sub-accounts that commenced operations during the year are not annualized. Expense ratios for sub-accounts that commenced operations during the year are annualized.

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997


(6)    UNIT FAIR VALUES

       A summary of accumulation unit values, net assets, total return and expense ratios for each sub-account follows:


                                                                             NET ASSETS (IN 000'S)
                                                          -------------------------------------------------------------
                                                             1998         1997        1996         1995        1994
                                                          -----------  ----------- -----------  ----------- -----------
       Trust Quality Income*                           $      39,090       49,103      51,826       41,253      33,933
       Trust Money Market*                                     7,891       21,610      30,708       34,128      75,878
       Trust High Yield*                                      28,800       33,261      42,871       36,512      19,653
       Trust Stock Index*                                     97,587       88,637      89,109       85,762      36,807
       Trust VKAC Growth and Income*                          51,311       46,147      32,416       19,617      10,941
       Trust Bond Debenture                                  110,471       50,820       7,451           --          --
       Trust Developing Growth                                14,855        1,565          --           --          --
       Trust Large Cap Research                               12,968        1,233          --           --          --
       Trust Mid-Cap Value                                    17,145        2,035          --           --          --
       Trust Quality Bond                                     39,638       15,986       5,276           --          --
       Trust Small Cap Stock                                  69,645       53,169      13,993           --          --
       Trust Large Cap Stock                                  81,369       21,989      15,751           --          --
       Trust Select Equity                                   179,310       97,063      22,159           --          --
       Trust International Equity                             94,245       62,371      14,333           --          --
       Trust Balanced                                          3,372          401          --           --          --
       Trust Small Cap Equity                                  1,327          272          --           --          --
       Trust Equity Income                                     3,463          557          --           --          --
       Trust Growth and Income Equity                          7,823        1,309          --           --          --
       Lord Abbett Growth and Income*                        669,203      487,500     294,358      190,630     114,416
       GACC Money Market                                      16,464        3,318         358           --          --
       Russell Multi-Style Equity                             29,559           --          --           --          --
       Russell Aggressive Equity                               5,343           --          --           --          --
       Russell Non-US                                         10,316           --          --           --          --
       Russell Core Bond                                      17,050           --          --           --          --
       AIM Value                                               6,816           --          --           --          --
       AIM Capital Appreciation                                2,160           --          --           --          --
       AIM International Equity                                2,325           --          --           --          --
       Alliance Premier Growth                                 9,748           --          --           --          --
       Alliance Real Estate Investment                         1,529           --          --           --          --
       Liberty Newport Tiger                                     295           --          --           --          --
       Goldman Sachs Growth and Income                         4,634           --          --           --          --
       Goldman Sachs International Equity                      1,287           --          --           --          --
       Goldman Sachs Global Income                               203           --          --           --          --
       Kemper Dreman High Return Equity                           97           --          --           --          --
       Kemper Small Cap Growth                                   893           --          --           --          --
       Kemper Small Cap Value                                  2,145           --          --           --          --
       Kemper Government Securities                              630           --          --           --          --
       MFS Bond                                                  174           --          --           --          --
       MFS Research                                            5,658           --          --           --          --
       MFS Growth with Income                                  7,016           --          --           --          --
       MFS Emerging Growth                                     7,142           --          --           --          --
       MFS / F&C Emerging Markets Equity                         481           --          --           --          --
       MFS High Income                                         2,158           --          --           --          --
       MFS World Governments                                      22           --          --           --          --
       Oppenheimer Growth                                      1,189           --          --           --          --
       Oppenheimer Growth & Income                             2,941           --          --           --          --
       Oppenheimer High Income                                   777           --          --           --          --
       Oppenheimer Bond                                        4,234           --          --           --          --
       Oppenheimer Strategic Bond                              1,095           --          --           --          --
       Putnam Growth and Income                               12,699           --          --           --          --
       Putnam New Value                                          441           --          --           --          --
       Putnam Vista                                            1,785           --          --           --          --
       Putnam International Growth                             6,206           --          --           --          --
       Putnam International New Opportunities                    602           --          --           --          --
       Templeton International                                 1,507           --          --           --          --
       Templeton Developing Markets                              679           --          --           --          --
       Templeton Mutual Shares Investments                     1,021           --          --           --          --
       Fidelity VIP Growth                                        88           --          --           --          --
       Fidelity VIP II Contrafund                                400           --          --           --          --
       Fidelity VIP III Growth Opportunities                     112           --          --           --          --
       Fidelity VIP III Growth & Income                          852           --          --           --          --
       Fidelity VIP Equity-Income                                256           --          --           --          --
                                                          ===========  =========== ===========  =========== ===========

     * Sub-account ceased operations on January 8, 1999.
    ** Total returns for sub-accounts that commenced operations during the year are not annualized. Expense ratios for sub-accounts that commenced operations during the year are annualized.

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997




(6)    UNIT FAIR VALUES

       A summary of accumulation unit values, net assets, total return and expense ratios for each sub-account follows:


                                                                                  TOTAL RETURN**
                                                              --------------------------------------------------------
                                                                1998          1997       1996       1995       1994
                                                              ---------     ---------- ---------- ---------- ---------
       Trust Quality Income*                                      4.93 %         7.57       1.36      16.41     (5.70)
       Trust Money Market*                                        4.10           4.17       3.98       4.85      2.70
       Trust High Yield*                                          1.21          10.03       9.73      14.99     (5.79)
       Trust Stock Index*                                        26.27          31.13      20.69      35.06     (1.58)
       Trust VKAC Growth and Income*                             16.30          23.34      16.42      30.49     (6.07)
       Trust Bond Debenture                                       4.77          14.05      11.86         --        --
       Trust Developing Growth                                    5.13           5.28         --         --        --
       Trust Large Cap Research                                  19.46          (1.00)        --         --        --
       Trust Mid-Cap Value                                       (0.29)          4.68         --         --        --
       Trust Quality Bond                                         6.81           7.58       4.76         --        --
       Trust Small Cap Stock                                     (6.74)         19.31       7.57         --        --
       Trust Large Cap Stock                                     30.49          31.36      13.32         --        --
       Trust Select Equity                                       20.88          29.67       7.48         --        --
       Trust International Equity                                12.45           4.52       7.36         --        --
       Trust Balanced                                            11.74           5.32         --         --        --
       Trust Small Cap Equity                                    (1.72)          4.18         --         --        --
       Trust Equity Income                                        7.81          11.94         --         --        --
       Trust Growth and Income Equity                            13.32           7.56         --         --        --
       Lord Abbett Growth and Income*                            11.31          22.91      17.76      28.03      1.32
       GACC Money Market                                          4.15           4.24       2.34         --        --
       Russell Multi-Style Equity                                26.95             --         --         --        --
       Russell Aggressive Equity                                 (0.37)            --         --         --        --
       Russell Non-US                                            11.42             --         --         --        --
       Russell Core Bond                                          5.91             --         --         --        --
       AIM Value                                                 30.60             --         --         --        --
       AIM Capital Appreciation                                  17.71             --         --         --        --
       AIM International Equity                                  13.91             --         --         --        --
       Alliance Premier Growth                                   45.96             --         --         --        --
       Alliance Real Estate Investment                          (20.12)            --         --         --        --
       Liberty Newport Tiger                                     (7.71)            --         --         --        --
       Goldman Sachs Growth and Income                           (0.91)            --         --         --        --
       Goldman Sachs International Equity                        14.03             --         --         --        --
       Goldman Sachs Global Income                                7.82             --         --         --        --
       Kemper Dreman High Return Equity                           4.87             --         --         --        --
       Kemper Small Cap Growth                                   16.76             --         --         --        --
       Kemper Small Cap Value                                   (12.47)            --         --         --        --
       Kemper Government Securities                               5.57             --         --         --        --
       MFS Bond                                                   4.92             --         --         --        --
       MFS Research                                              21.73             --         --         --        --
       MFS Growth with Income                                    20.67             --         --         --        --
       MFS Emerging Growth                                       32.33             --         --         --        --
       MFS / F&C Emerging Markets Equity                        (34.28)            --         --         --        --
       MFS High Income                                           (1.55)            --         --         --        --
       MFS World Governments                                      6.70             --         --         --        --
       Oppenheimer Growth                                        22.33             --         --         --        --
       Oppenheimer Growth & Income                                3.27             --         --         --        --
       Oppenheimer High Income                                   (1.06)            --         --         --        --
       Oppenheimer Bond                                           5.33             --         --         --        --
       Oppenheimer Strategic Bond                                 1.51             --         --         --        --
       Putnam Growth and Income                                  13.83             --         --         --        --
       Putnam New Value                                           4.83             --         --         --        --
       Putnam Vista                                              17.86             --         --         --        --
       Putnam International Growth                               17.07             --         --         --        --
       Putnam International New Opportunities                    14.02             --         --         --        --
       Templeton International                                   (8.55)            --         --         --        --
       Templeton Developing Markets                             (24.48)            --         --         --        --
       Templeton Mutual Shares Investments                       (3.69)            --         --         --        --
       Fidelity VIP Growth                                       30.78             --         --         --        --
       Fidelity VIP II Contrafund                                23.57             --         --         --        --
       Fidelity VIP III Growth Opportunities                     17.42             --         --         --        --
       Fidelity VIP III Growth & Income                          22.03             --         --         --        --
       Fidelity VIP Equity-Income                                 6.27             --         --         --        --
                                                              =========     ========== ========== ========== =========

     * Sub-account ceased operations on January 8, 1999.
    ** Total returns for sub-accounts that commenced operations during the year are not annualized. Expense ratios for sub-accounts that commenced operations during the year are annualized.

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997

(6)    UNIT FAIR VALUES

       A summary of accumulation unit values, net assets, total return and expense ratios for each sub-account follows:

                                                                     SEPARATE ACCOUNT EXPENSES
                                                                      TO AVERAGE NET ASSETS**
                                                          ------------------------------------------------
                                                           1998      1997      1996      1995      1994
                                                          --------  --------  --------  --------  --------
       Trust Quality Income*                                 1.40      1.40      1.40      1.40      1.40
       Trust Money Market*                                   1.40      1.40      1.40      1.40      1.40
       Trust High Yield*                                     1.40      1.40      1.40      1.40      1.40
       Trust Stock Index*                                    1.40      1.40      1.40      1.40      1.40
       Trust VKAC Growth and Income*                         1.40      1.40      1.40      1.40      1.40
       Trust Bond Debenture                                  1.40      1.40      1.40        --        --
       Trust Developing Growth                               1.40      1.40        --        --        --
       Trust Large Cap Research                              1.40      1.40        --        --        --
       Trust Mid-Cap Value                                   1.40      1.40        --        --        --
       Trust Quality Bond                                    1.40      1.40      1.40        --        --
       Trust Small Cap Stock                                 1.40      1.40      1.40        --        --
       Trust Large Cap Stock                                 1.40      1.40      1.40        --        --
       Trust Select Equity                                   1.40      1.40      1.40        --        --
       Trust International Equity                            1.40      1.40      1.40        --        --
       Trust Balanced                                        1.40      1.40        --        --        --
       Trust Small Cap Equity                                1.40      1.40        --        --        --
       Trust Equity Income                                   1.40      1.40        --        --        --
       Trust Growth and Income Equity                        1.40      1.40        --        --        --
       Lord Abbett Growth and Income*                        1.40      1.40      1.40      1.40      1.40
       GACC Money Market                                     1.40      1.40      1.40        --        --
       Russell Multi-Style Equity                            1.40        --        --        --        --
       Russell Aggressive Equity                             1.40        --        --        --        --
       Russell Non-US                                        1.40        --        --        --        --
       Russell Core Bond                                     1.40        --        --        --        --
       AIM Value                                             1.40        --        --        --        --
       AIM Capital Appreciation                              1.40        --        --        --        --
       AIM International Equity                              1.40        --        --        --        --
       Alliance Premier Growth                               1.40        --        --        --        --
       Alliance Real Estate Investment                       1.40        --        --        --        --
       Liberty Newport Tiger                                 1.40        --        --        --        --
       Goldman Sachs Growth and Income                       1.40        --        --        --        --
       Goldman Sachs International Equity                    1.40        --        --        --        --
       Goldman Sachs Global Income                           1.40        --        --        --        --
       Kemper Dreman High Return Equity                      1.40        --        --        --        --
       Kemper Small Cap Growth                               1.40        --        --        --        --
       Kemper Small Cap Value                                1.40        --        --        --        --
       Kemper Government Securities                          1.40        --        --        --        --
       MFS Bond                                              1.40        --        --        --        --
       MFS Research                                          1.40        --        --        --        --
       MFS Growth with Income                                1.40        --        --        --        --
       MFS Emerging Growth                                   1.40        --        --        --        --
       MFS / F&C Emerging Markets Equity                     1.40        --        --        --        --
       MFS High Income                                       1.40        --        --        --        --
       MFS World Governments                                 1.40        --        --        --        --
       Oppenheimer Growth                                    1.40        --        --        --        --
       Oppenheimer Growth & Income                           1.40        --        --        --        --
       Oppenheimer High Income                               1.40        --        --        --        --
       Oppenheimer Bond                                      1.40        --        --        --        --
       Oppenheimer Strategic Bond                            1.40        --        --        --        --
       Putnam Growth and Income                              1.40        --        --        --        --
       Putnam New Value                                      1.40        --        --        --        --
       Putnam Vista                                          1.40        --        --        --        --
       Putnam International Growth                           1.40        --        --        --        --
       Putnam International New Opportunities                1.40        --        --        --        --
       Templeton International                               1.40        --        --        --        --
       Templeton Developing Markets                          1.40        --        --        --        --
       Templeton Mutual Shares Investments                   1.40        --        --        --        --
       Fidelity VIP Growth                                   1.40        --        --        --        --
       Fidelity VIP II Contrafund                            1.40        --        --        --        --
       Fidelity VIP III Growth Opportunities                 1.40        --        --        --        --
       Fidelity VIP III Growth & Income                      1.40        --        --        --        --
       Fidelity VIP Equity-Income                            1.40        --        --        --        --
                                                          ========  ========  ========  ========  ========

     * Sub-account ceased operations on January 8, 1999.
    ** Total returns for sub-accounts that commenced operations during the year are not annualized. Expense ratios for sub-accounts that commenced operations during the year are annualized.

                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




(7)    REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION

       The table below summarizes the realized gain (loss) on the sale of fund shares and the change in unrealized appreciation for each sub-account during the year.

                                                                               1998            1997
                                                                           --------------  -------------
                                                                             (in thousands of dollars)
       Realized gain (loss) on sale of fund shares:
          Trust Quality Income:
            Aggregate proceeds from sales of fund shares                 $        13,031         33,851
            Aggregate cost of fund shares redeemed                                12,576         33,348
                                                                           --------------  -------------

               Realized gain (loss)                                      $           455            503
                                                                           ==============  =============

          Trust Money Market:
            Aggregate proceeds from sales of fund shares                 $        14,519         63,852
            Aggregate cost of fund shares redeemed                                14,519         63,852
                                                                           --------------  -------------

               Realized gain (loss)                                      $            --             --
                                                                           ==============  =============

          Trust High Yield:
            Aggregate proceeds from sales of fund shares                 $         6,314         27,472
            Aggregate cost of fund shares redeemed                                 6,179         26,637
                                                                           --------------  -------------

               Realized gain (loss)                                      $           135            835
                                                                           ==============  =============

          Trust Stock Index:
            Aggregate proceeds from sales of fund shares                 $        23,196         55,951
            Aggregate cost of fund shares redeemed                                17,093         40,242
                                                                           --------------  -------------

               Realized gain (loss)                                      $         6,103         15,709
                                                                           ==============  =============

          Trust VKAC Growth and Income:
            Aggregate proceeds from sales of fund shares                 $         6,244          4,135
            Aggregate cost of fund shares redeemed                                 4,804          3,229
                                                                           --------------  -------------

               Realized gain (loss)                                      $         1,440            906
                                                                           ==============  =============


          Trust Bond Debenture:
            Aggregate proceeds from sales of fund shares                 $         9,489            646
            Aggregate cost of fund shares redeemed                                 9,470            619
                                                                           --------------  -------------

               Realized gain (loss)                                      $            19             27
                                                                           ==============  =============




                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                              (in thousands of dollars)

       Realized gain (loss) on sale of fund shares, continued:
          Trust Developing Growth:
            Aggregate proceeds from sales of fund shares                 $           138             --
            Aggregate cost of fund shares redeemed                                   152             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $           (14)            --
                                                                           ==============  =============

          Trust Large Cap Research:
            Aggregate proceeds from sales of fund shares                 $           161              1
            Aggregate cost of fund shares redeemed                                   156              1
                                                                           --------------  -------------

               Realized gain (loss)                                      $             5             --
                                                                           ==============  =============

          Trust Mid-Cap Value:
            Aggregate proceeds from sales of fund shares                 $            82             --
            Aggregate cost of fund shares redeemed                                    85             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (3)            --
                                                                           ==============  =============

          Trust Quality Bond:
            Aggregate proceeds from sales of fund shares                 $         1,335          3,837
            Aggregate cost of fund shares redeemed                                 1,299          3,786
                                                                           --------------  -------------

               Realized gain (loss)                                      $            36             51
                                                                           ==============  =============

          Trust Small Cap Stock:
            Aggregate proceeds from sales of fund shares                 $         3,113            513
            Aggregate cost of fund shares redeemed                                 3,238            467
                                                                           --------------  -------------

               Realized gain (loss)                                      $          (125)            46
                                                                           ==============  =============

          Trust Large Cap Stock:
            Aggregate proceeds from sales of fund shares                 $           147          7,686
            Aggregate cost of fund shares redeemed                                   131          6,018
                                                                           --------------  -------------

               Realized gain (loss)                                      $            16          1,668
                                                                           ==============  =============

          Trust Select Equity:
            Aggregate proceeds from sales of fund shares                 $         1,485            305
            Aggregate cost of fund shares redeemed                                 1,275            275
                                                                           --------------  -------------

               Realized gain (loss)                                      $           210             30
                                                                           ==============  =============




                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                              (in thousands of dollars)

       Realized gain (loss) on sale of fund shares, continued:
          Trust International Equity:
            Aggregate proceeds from sales of fund shares                 $         4,919            616
            Aggregate cost of fund shares redeemed                                 4,609            601
                                                                           --------------  -------------

               Realized gain (loss)                                      $           310             15
                                                                           ==============  =============

          Trust Balanced:
            Aggregate proceeds from sales of fund shares                 $            30             38
            Aggregate cost of fund shares redeemed                                    31             37
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (1)             1
                                                                           ==============  =============

          Trust Small Cap Equity:
            Aggregate proceeds from sales of fund shares                 $            39              2
            Aggregate cost of fund shares redeemed                                    42              2
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (3)            --
                                                                           ==============  =============

          Trust Equity Income:
            Aggregate proceeds from sales of fund shares                 $            75              3
            Aggregate cost of fund shares redeemed                                    75              3
                                                                           --------------  -------------

               Realized gain (loss)                                      $            --             --
                                                                           ==============  =============

          Trust Growth and Income Equity:
            Aggregate proceeds from sales of fund shares                 $           211             34
            Aggregate cost of fund shares redeemed                                   204             33
                                                                           --------------  -------------

               Realized gain (loss)                                      $             7              1
                                                                           ==============  =============

          Lord Abbett Growth and Income:
            Aggregate proceeds from sales of fund shares                 $        12,298          3,701
            Aggregate cost of fund shares redeemed                                10,217          2,859
                                                                           --------------  -------------

               Realized gain (loss)                                      $         2,081            842
                                                                           ==============  =============

          GACC Money Market:
            Aggregate proceeds from sales of fund shares                 $        37,059          2,883
            Aggregate cost of fund shares redeemed                                36,623          2,828
                                                                           --------------  -------------

               Realized gain (loss)                                      $           436             55
                                                                           ==============  =============




                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                            (in thousands of dollars)

       Realized gain (loss) on sale of fund shares, continued:
          Russell Multi-Style Equity:
            Aggregate proceeds from sales of fund shares                 $            62             --
            Aggregate cost of fund shares redeemed                                    61             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $             1             --
                                                                           ==============  =============

          Russell Aggressive Equity:
            Aggregate proceeds from sales of fund shares                 $           203             --
            Aggregate cost of fund shares redeemed                                   247             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $           (44)            --
                                                                           ==============  =============

          Russell Non-US:
            Aggregate proceeds from sales of fund shares                 $            92             --
            Aggregate cost of fund shares redeemed                                    90             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $             2             --
                                                                           ==============  =============

          Russell Core Bond:
            Aggregate proceeds from sales of fund shares                 $           523             --
            Aggregate cost of fund shares redeemed                                   522             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $             1             --
                                                                           ==============  =============

          AIM Value:
            Aggregate proceeds from sales of fund shares                 $           253             --
            Aggregate cost of fund shares redeemed                                   263             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $           (10)            --
                                                                           ==============  =============

          AIM Capital Appreciation:
            Aggregate proceeds from sales of fund shares                 $            72             --
            Aggregate cost of fund shares redeemed                                    75             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (3)            --
                                                                           ==============  =============

          AIM International Equity:
            Aggregate proceeds from sales of fund shares                 $         8,246             --
            Aggregate cost of fund shares redeemed                                 8,249             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (3)            --
                                                                           ==============  =============




                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                             (in thousands of dollars)

       Realized gain (loss) on sale of fund shares, continued:
          Alliance Premier Growth:
            Aggregate proceeds from sales of fund shares                 $            54             --
            Aggregate cost of fund shares redeemed                                    58             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (4)            --
                                                                           ==============  =============

          Alliance Real Estate:
            Aggregate proceeds from sales of fund shares                 $            28             --
            Aggregate cost of fund shares redeemed                                    30             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (2)            --
                                                                           ==============  =============

          Liberty Newport Tiger:
            Aggregate proceeds from sales of fund shares                 $           416             --
            Aggregate cost of fund shares redeemed                                   446             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $           (30)            --
                                                                           ==============  =============

          Goldman Sachs Growth and Income:
            Aggregate proceeds from sales of fund shares                 $           126             --
            Aggregate cost of fund shares redeemed                                   138             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $           (12)            --
                                                                           ==============  =============

          Goldman Sachs International:
            Aggregate proceeds from sales of fund shares                 $            29             --
            Aggregate cost of fund shares redeemed                                    29             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            --             --
                                                                           ==============  =============

          Goldman Sachs Global Income:
            Aggregate proceeds from sales of fund shares                 $            17             --
            Aggregate cost of fund shares redeemed                                    16             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $             1             --
                                                                           ==============  =============

          Kemper Dreman High Return Equity:
            Aggregate proceeds from sales of fund shares                 $            --             --
            Aggregate cost of fund shares redeemed                                    --             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            --             --
                                                                           ==============  =============




                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                            (in thousands of dollars)

       Realized gain (loss) on sale of fund shares, continued:
          Kemper Small Cap Growth:
            Aggregate proceeds from sales of fund shares                 $         1,008             --
            Aggregate cost of fund shares redeemed                                 1,035             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $           (27)            --
                                                                           ==============  =============

          Kemper Small Cap Value:
            Aggregate proceeds from sales of fund shares                 $            21             --
            Aggregate cost of fund shares redeemed                                    25             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (4)            --
                                                                           ==============  =============

          Kemper Government Securities:
            Aggregate proceeds from sales of fund shares                 $            17             --
            Aggregate cost of fund shares redeemed                                    17             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            --             --
                                                                           ==============  =============

          MFS Bond:
            Aggregate proceeds from sales of fund shares                 $            --             --
            Aggregate cost of fund shares redeemed                                    --             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            --             --
                                                                           ==============  =============

          MFS Research:
            Aggregate proceeds from sales of fund shares                 $           120             --
            Aggregate cost of fund shares redeemed                                   122             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (2)            --
                                                                           ==============  =============

          MFS Growth with Income:
            Aggregate proceeds from sales of fund shares                 $            28             --
            Aggregate cost of fund shares redeemed                                    28             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            --             --
                                                                           ==============  =============

          MFS Emerging Growth:
            Aggregate proceeds from sales of fund shares                 $           129             --
            Aggregate cost of fund shares redeemed                                   140             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $           (11)            --
                                                                           ==============  =============




                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                             (in thousands of dollars)

       Realized gain (loss) on sale of fund shares, continued: MFS / F&C
          Emerging Markets Equity:
            Aggregate proceeds from sales of fund shares                 $         1,059             --
            Aggregate cost of fund shares redeemed                                 1,156             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $           (97)            --
                                                                           ==============  =============

          MFS High Income:
            Aggregate proceeds from sales of fund shares                 $            61             --
            Aggregate cost of fund shares redeemed                                    63             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (2)            --
                                                                           ==============  =============

          MFS World Governments:
            Aggregate proceeds from sales of fund shares                 $            --             --
            Aggregate cost of fund shares redeemed                                    --             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            --             --
                                                                           ==============  =============

          Oppenheimer Growth:
            Aggregate proceeds from sales of fund shares                 $           187             --
            Aggregate cost of fund shares redeemed                                   188             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (1)            --
                                                                           ==============  =============

          Oppenheimer Growth & Income:
            Aggregate proceeds from sales of fund shares                 $           326             --
            Aggregate cost of fund shares redeemed                                   363             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $           (37)            --
                                                                           ==============  =============

          Oppenheimer High Income:
            Aggregate proceeds from sales of fund shares                 $            31             --
            Aggregate cost of fund shares redeemed                                    32             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (1)            --
                                                                           ==============  =============

          Oppenheimer Bond:
            Aggregate proceeds from sales of fund shares                 $            49             --
            Aggregate cost of fund shares redeemed                                    49             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            --             --
                                                                           ==============  =============




                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                              (in thousands of dollars)

       Realized gain (loss) on sale of fund shares, continued:
          Oppenheimer Strategic Bond:
            Aggregate proceeds from sales of fund shares                 $             3             --
            Aggregate cost of fund shares redeemed                                     3             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            --             --
                                                                           ==============  =============

          Putnam Growth and Income:
            Aggregate proceeds from sales of fund shares                 $           294             --
            Aggregate cost of fund shares redeemed                                   302             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (8)            --
                                                                           ==============  =============

          Putnam New Value:
            Aggregate proceeds from sales of fund shares                 $             3             --
            Aggregate cost of fund shares redeemed                                     3             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            --             --
                                                                           ==============  =============

          Putnam Vista:
            Aggregate proceeds from sales of fund shares                 $            27             --
            Aggregate cost of fund shares redeemed                                    28             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (1)            --
                                                                           ==============  =============

          Putnam International Growth:
            Aggregate proceeds from sales of fund shares                 $         4,315             --
            Aggregate cost of fund shares redeemed                                 4,354             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $           (39)            --
                                                                           ==============  =============

          Putnam International New Opportunities:
            Aggregate proceeds from sales of fund shares                 $         2,989             --
            Aggregate cost of fund shares redeemed                                 2,965             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            24             --
                                                                           ==============  =============

          Templeton International:
            Aggregate proceeds from sales of fund shares                 $         6,057             --
            Aggregate cost of fund shares redeemed                                 6,049             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $             8             --
                                                                           ==============  =============




                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                             (in thousands of dollars)

       Realized gain (loss) on sale of fund shares, continued:
          Templeton Developing Markets:
            Aggregate proceeds from sales of fund shares                 $           357             --
            Aggregate cost of fund shares redeemed                                   361             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (4)            --
                                                                           ==============  =============

          Templeton Mutual Shares Investments:
            Aggregate proceeds from sales of fund shares                 $             7             --
            Aggregate cost of fund shares redeemed                                     7             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            --             --
                                                                           ==============  =============

          Fidelity Growth:
            Aggregate proceeds from sales of fund shares                 $            34             --
            Aggregate cost of fund shares redeemed                                    37             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (3)            --
                                                                           ==============  =============

          Fidelity Contrafund:
            Aggregate proceeds from sales of fund shares                 $            17             --
            Aggregate cost of fund shares redeemed                                    19             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (2)            --
                                                                           ==============  =============

          Fidelity Growth Opportunities:
            Aggregate proceeds from sales of fund shares                 $            24             --
            Aggregate cost of fund shares redeemed                                    26             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (2)            --
                                                                           ==============  =============

          Fidelity Growth & Income:
            Aggregate proceeds from sales of fund shares                 $            69             --
            Aggregate cost of fund shares redeemed                                    74             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (5)            --
                                                                           ==============  =============

          Fidelity Equity-Income:
            Aggregate proceeds from sales of fund shares                 $            27             --
            Aggregate cost of fund shares redeemed                                    30             --
                                                                           --------------  -------------

               Realized gain (loss)                                      $            (3)            --
                                                                           ==============  =============




                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                              (in thousands of dollars)

       Unrealized appreciation (depreciation):
          Trust Quality Income:
            Appreciation (Depreciation), end of period                   $         1,308          1,302
            Appreciation (Depreciation), beginning of period                       1,302            935
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $             6            367
                                                                           ==============  =============

          Trust Money Market:
            Appreciation (Depreciation), end of period                   $            --             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            --             --
                                                                           ==============  =============

          Trust High Yield:
            Appreciation (Depreciation), end of period                   $           174            842
            Appreciation (Depreciation), beginning of period                         842            491
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $          (668)           351
                                                                           ==============  =============

          Trust Stock Index:
            Appreciation (Depreciation), end of period                   $        25,838         25,000
            Appreciation (Depreciation), beginning of period                      25,000         20,271
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           838          4,729
                                                                           ==============  =============

          Trust VKAC Growth & Income:
            Appreciation (Depreciation), end of period                   $        11,521         10,887
            Appreciation (Depreciation), beginning of period                      10,887          4,202
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           634          6,685
                                                                           ==============  =============

          Trust Bond Debenture:
            Appreciation (Depreciation), end of period                   $         3,523          1,958
            Appreciation (Depreciation), beginning of period                       1,958            271
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $         1,565          1,687
                                                                           ==============  =============

          Trust Developing Growth:
            Appreciation (Depreciation), end of period                   $           890              7
            Appreciation (Depreciation), beginning of period                           7             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           883              7
                                                                           ==============  =============




                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                              (in thousands of dollars)

       Unrealized appreciation (depreciation), continued:
          Trust Large Cap Research:
            Appreciation (Depreciation), end of period                   $         1,284              6
            Appreciation (Depreciation), beginning of period                           6             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $         1,278              6
                                                                           ==============  =============

          Trust Mid-Cap Value:
            Appreciation (Depreciation), end of period                   $           160             40
            Appreciation (Depreciation), beginning of period                          40             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           120             40
                                                                           ==============  =============

          Trust Quality Bond:
            Appreciation (Depreciation), end of period                   $         1,598            186
            Appreciation (Depreciation), beginning of period                         186             30
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $         1,412            156
                                                                           ==============  =============

          Trust Small Cap Stock:
            Appreciation (Depreciation), end of period                   $           346          6,523
            Appreciation (Depreciation), beginning of period                       6,523            533
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $        (6,177)         5,990
                                                                           ==============  =============

          Trust Large Cap Stock:
            Appreciation (Depreciation), end of period                   $        16,535          2,855
            Appreciation (Depreciation), beginning of period                       2,855          1,531
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $        13,680          1,324
                                                                           ==============  =============

          Trust Select Equity:
            Appreciation (Depreciation), end of period                   $        33,585         13,520
            Appreciation (Depreciation), beginning of period                      13,520          1,210
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $        20,065         12,310
                                                                           ==============  =============

          Trust International Equity:
            Appreciation (Depreciation), end of period                   $         9,278          1,309
            Appreciation (Depreciation), beginning of period                       1,309            796
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $         7,969            513
                                                                           ==============  =============




                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                             (in thousands of dollars)

       Unrealized appreciation (depreciation), continued:
          Trust Balanced:
            Appreciation (Depreciation), end of period                   $           173             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           173             --
                                                                           ==============  =============

          Trust Small Cap Equity:
            Appreciation (Depreciation), end of period                   $            34             (5)
            Appreciation (Depreciation), beginning of period                          (5)            --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            39             (5)
                                                                           ==============  =============

          Trust Equity Income:
            Appreciation (Depreciation), end of period                   $            70             21
            Appreciation (Depreciation), beginning of period                          21             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            49             21
                                                                           ==============  =============

          Trust Growth and Income Equity:
            Appreciation (Depreciation), end of period                   $           566             18
            Appreciation (Depreciation), beginning of period                          18             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           548             18
                                                                           ==============  =============

          Lord Abbett Growth and Income:
            Appreciation (Depreciation), end of period                   $       114,453         87,861
            Appreciation (Depreciation), beginning of period                      87,861         46,489
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $        26,592         41,372
                                                                           ==============  =============

          GACC Money Market:
            Appreciation (Depreciation), end of period                   $           231             46
            Appreciation (Depreciation), beginning of period                          46              6
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           185             40
                                                                           ==============  =============

          Russell Multi-Style Equity:
            Appreciation (Depreciation), end of period                   $         3,199             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $         3,199             --
                                                                           ==============  =============




                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                             (in thousands of dollars)

       Unrealized appreciation (depreciation), continued:
          Russell Aggressive Equity:
            Appreciation (Depreciation), end of period                   $            75             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            75             --
                                                                           ==============  =============

          Russell Non-US:
            Appreciation (Depreciation), end of period                   $           412             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           412             --
                                                                           ==============  =============

          Russell Core Bond:
            Appreciation (Depreciation), end of period                   $           268             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           268             --
                                                                           ==============  =============

          AIM Value:
            Appreciation (Depreciation), end of period                   $           668             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           668             --
                                                                           ==============  =============

          AIM Capital Appreciation:
            Appreciation (Depreciation), end of period                   $           164             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           164             --
                                                                           ==============  =============

          AIM International Equity:
            Appreciation (Depreciation), end of period                   $            81             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            81             --
                                                                           ==============  =============

          Alliance Premier Growth:
            Appreciation (Depreciation), end of period                   $         1,522             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $         1,522             --
                                                                           ==============  =============




                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                             (in thousands of dollars)

       Unrealized appreciation (depreciation), continued:
          Alliance Real Estate Investment:
            Appreciation (Depreciation), end of period                   $          (170)            --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $          (170)            --
                                                                           ==============  =============

          Liberty Newport Tiger:
            Appreciation (Depreciation), end of period                   $            54             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            54             --
                                                                           ==============  =============

          Goldman Sachs Growth and Income:
            Appreciation (Depreciation), end of period                   $          (207)            --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $          (207)            --
                                                                           ==============  =============

          Goldman Sachs International:
            Appreciation (Depreciation), end of period                   $            56             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            56             --
                                                                           ==============  =============

          Goldman Sachs Global Income:
            Appreciation (Depreciation), end of period                   $            (1)            --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            (1)            --
                                                                           ==============  =============

          Kemper Dreman High Return Equity:
            Appreciation (Depreciation), end of period                   $             1             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $             1             --
                                                                           ==============  =============

          Kemper Small Cap Growth:
            Appreciation (Depreciation), end of period                   $           107             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           107             --
                                                                           ==============  =============




                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                           (in thousands of dollars)
       Unrealized appreciation (depreciation), continued:
          Kemper Small Cap Value:
            Appreciation (Depreciation), end of period                   $          (155)            --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $          (155)            --
                                                                           ==============  =============

          Kemper Government Securities:
            Appreciation (Depreciation), end of period                   $             9             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $             9             --
                                                                           ==============  =============

          MFS Bond:
            Appreciation (Depreciation), end of period                   $             1             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $             1             --
                                                                           ==============  =============

          MFS Research:
            Appreciation (Depreciation), end of period                   $           481             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           481             --
                                                                           ==============  =============

          MFS Growth with Income:
            Appreciation (Depreciation), end of period                   $           574             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           574             --
                                                                           ==============  =============

          MFS Emerging Growth:
            Appreciation (Depreciation), end of period                   $           985             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           985             --
                                                                           ==============  =============

          MFS / F&C Emerging Markets Equity:
            Appreciation (Depreciation), end of period                   $           (94)            --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           (94)            --
                                                                           ==============  =============

          MFS High Income:
            Appreciation (Depreciation), end of period                   $           (34)            --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           (34)            --
                                                                           ==============  =============

                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                              (in thousands of dollars)

       Unrealized appreciation (depreciation), continued:
          MFS World Governments:
            Appreciation (Depreciation), end of period                   $             1             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $             1             --
                                                                           ==============  =============

          Oppenheimer Growth:
            Appreciation (Depreciation), end of period                   $           134             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           134             --
                                                                           ==============  =============

          Oppenheimer Growth & Income:
            Appreciation (Depreciation), end of period                   $           (28)            --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           (28)            --
                                                                           ==============  =============

          Oppenheimer High Income:
            Appreciation (Depreciation), end of period                   $           (15)            --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           (15)            --
                                                                           ==============  =============

          Oppenheimer Bond:
            Appreciation (Depreciation), end of period                   $            95             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            95             --
                                                                           ==============  =============

          Oppenheimer Strategic Bond:
            Appreciation (Depreciation), end of period                   $             3             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $             3             --
                                                                           ==============  =============

          Putnam Growth and Income:
            Appreciation (Depreciation), end of period                   $           660             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           660             --
                                                                           ==============  =============




                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                             (in thousands of dollars)
       Unrealized appreciation (depreciation), continued:
          Putnam New Value:
            Appreciation (Depreciation), end of period                   $             6             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $             6             --
                                                                           ==============  =============

          Putnam Vista:
            Appreciation (Depreciation), end of period                   $           173             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           173             --
                                                                           ==============  =============

          Putnam International Growth:
            Appreciation (Depreciation), end of period                   $           353             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $           353             --
                                                                           ==============  =============

          Putnam International New Opportunities:
            Appreciation (Depreciation), end of period                   $            40             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            40             --
                                                                           ==============  =============

          Templeton International:
            Appreciation (Depreciation), end of period                   $            48             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            48             --
                                                                           ==============  =============

          Templeton Developing Markets:
            Appreciation (Depreciation), end of period                   $            44             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            44             --
                                                                           ==============  =============

          Templeton Mutual Shares Investments:
            Appreciation (Depreciation), end of period                   $            32             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            32             --
                                                                           ==============  =============





                                   COVA VARIABLE ANNUITY ACCOUNT ONE

                                     Notes to Financial Statements

                                      December 31, 1998 and 1997




                                                                               1998            1997
                                                                           --------------  -------------
                                                                              (in thousands of dollars)
       Unrealized appreciation (depreciation), continued:
          Fidelity Growth:
            Appreciation (Depreciation), end of period                   $            12             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            12             --
                                                                           ==============  =============

          Fidelity Contrafund:
            Appreciation (Depreciation), end of period                   $            48             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            48             --
                                                                           ==============  =============

          Fidelity Growth Opportunities:
            Appreciation (Depreciation), end of period                   $            13             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            13             --
                                                                           ==============  =============

          Fidelity Growth & Income:
            Appreciation (Depreciation), end of period                   $            94             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            94             --
                                                                           ==============  =============

          Fidelity Equity-Income:
            Appreciation (Depreciation), end of period                   $            17             --
            Appreciation (Depreciation), beginning of period                          --             --
                                                                           --------------  -------------

               Unrealized appreciation (depreciation)                    $            17             --
                                                                           ==============  =============

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997


(8)     UNIT TRANSACTIONS

        The change in the number of units is as follows:

                                                                               TRUST
                                     -------------------------------------------------------------------------------------
                                                                                               VKAC
                                       Quality        Money        High        Stock        Growth and          Bond
                                        Income       Market       Yield        Index          Income         Debenture
                                     -------------  ------------ -----------  ----------- ---------------- ---------------
Accumulation phase:
   Unit balance at 12/31/96             3,334,960     2,584,926   2,001,184    4,680,855        1,905,896         659,663
     Cova units purchased                      --            --          --           --               --              --
     Cova units redeemed                       --            --          --           --               --              --
     Contract units purchased              33,059     3,712,455      36,057      125,947          130,796         715,126
     Contract units transferred, net      186,523    (3,871,127)   (492,448)    (604,754)         262,932       2,650,173
     Contract units redeemed             (623,489)     (683,810)   (135,503)    (654,828)        (101,374)        (79,865)
                                     -------------  ------------ -----------  ----------- ---------------- ---------------

   Unit balance at 12/31/97             2,931,053     1,742,444   1,409,290    3,547,220        2,198,250       3,945,097
     Cova units purchased                      --            --          --           --               --              --
     Cova units redeemed                       --            --          --           --               --              --
     Contract units purchased               1,214           491       1,763        2,532            1,131       1,632,919
     Contract units transferred, net     (196,389)     (799,477)    (59,692)     159,577           54,353       2,939,109
     Contract units redeemed             (512,199)     (333,892)   (146,202)    (616,360)        (152,515)       (332,231)
                                     -------------  ------------ -----------  ----------- ---------------- ---------------

   Unit balance at 12/31/98             2,223,679       609,566   1,205,159    3,092,969        2,101,219       8,184,894
                                     =============  ============ ===========  =========== ================ ===============

Annuitization phase:
   Unit balance at 12/31/96                    --            --          --           --               --              --
     Units purchased                        8,913         4,793       2,641        4,293            1,875              --
     Units redeemed                          (844)         (231)       (412)        (196)             (72)             --
                                     -------------  ------------ -----------  ----------- ---------------- ---------------

   Unit balance at 12/31/97                 8,069         4,562       2,229        4,097            1,803              --
     Units purchased                           --            --         798           --              798             272
     Units redeemed                        (1,686)         (901)       (523)        (608)            (196)             (8)
                                     -------------  ------------ -----------  ----------- ---------------- ---------------

   Unit balance at 12/31/98                 6,383         3,661       2,504        3,489            2,405             264
                                     =============  ============ ===========  =========== ================ ===============

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997

(8)     UNIT TRANSACTIONS

        The change in the number of units is as follows:

                                                                            Trust
                                            ----------------------------------------------------------------------
                                              Developing         Large Cap         Mid-Cap          Quality
                                                Growth            Research          Value            Bond
                                            ----------------    -------------    -------------    ------------
Accumulation phase:
   Unit balance at 12/31/96                             --                --               --         508,830
     Cova units purchased                           10,000            10,000           10,000              --
     Cova units redeemed                                --                --               --        (205,846)
     Contract units purchased                       47,968            36,718           45,300         256,670
     Contract units transferred, net                91,012            78,115          141,816         940,454
     Contract units redeemed                          (322)             (274)          (2,730)        (67,027)
                                            ----------------    -------------    -------------    ------------

   Unit balance at 12/31/97                        148,658           124,559          194,386       1,433,081
     Cova units purchased                               --                --               --              --
     Cova units redeemed                           (10,000)          (10,000)         (10,000)             --
     Contract units purchased                      596,000           569,392          755,701         833,031
     Contract units transferred, net               630,230           437,664          736,868       1,236,444
     Contract units redeemed                       (22,687)          (26,695)         (34,402)       (179,213)
                                            ----------------    -------------    -------------    ------------

   Unit balance at 12/31/98                      1,342,201         1,094,920        1,642,553       3,323,343
                                            ================    =============    =============    ============

Annuitization phase:
   Unit balance at 12/31/96                             --                --               --              --
     Units purchased                                    --                --               --              --
     Units redeemed                                     --                --               --              --
                                            ----------------    -------------    -------------    ------------

   Unit balance at 12/31/97                             --                --               --              --
     Units purchased                                    --             2,090               --           3,947
     Units redeemed                                     --              (266)              --            (109)
                                            ----------------    -------------    -------------    ------------

   Unit balance at 12/31/98                             --             1,824               --           3,838
                                            ================    =============    =============    ============

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997


(8)     UNIT TRANSACTIONS

        The change in the number of units is as follows:

                                                                             Trust
                                            ---------------------------------------------------------------------------
                                                 Small Cap         Large Cap          Select            International
                                                   Stock             Stock            Equity              Equity
                                               --------------    --------------    --------------    ------------------
Accumulation phase:
   Unit balance at 12/31/96                        1,237,405         1,389,606         2,044,523          1,306,892
     Cova units purchased                                 --                --                --                 --
     Cova units redeemed                                  --        (1,132,414)               --                 --
     Contract units purchased                        786,201           538,054         1,538,506            974,793
     Contract units transferred, net               2,007,064           715,241         3,437,076          3,266,860
     Contract units redeemed                         (90,427)          (36,558)         (116,499)          (107,953)
                                               --------------    --------------    --------------    ------------------

   Unit balance at 12/31/97                        3,940,243         1,473,929         6,903,606          5,440,592
     Cova units purchased                                 --                --                --                 --
     Cova units redeemed                                  --                --                --                 --
     Contract units purchased                        619,802         1,118,109         1,382,912            651,488
     Contract units transferred, net               1,172,828         1,713,122         2,562,725          1,460,450
     Contract units redeemed                        (200,263)         (127,125)         (304,425)          (243,205)
                                               --------------    --------------    --------------    ------------------

   Unit balance at 12/31/98                        5,532,610         4,178,035        10,544,818          7,309,325
                                               ==============    ==============    ==============    ==================

Annuitization phase:
   Unit balance at 12/31/96                               --                --                --                 --
     Units purchased                                     804             3,384             3,617                822
     Units redeemed                                      (31)             (356)             (380)               (32)
                                               --------------    --------------    --------------    ------------------

   Unit balance at 12/31/97                              773             3,028             3,237                790
     Units purchased                                   1,944             9,187             9,682              2,208
     Units redeemed                                     (162)           (1,259)           (1,203)              (173)
                                               --------------    --------------    --------------    ------------------

   Unit balance at 12/31/98                            2,555            10,956            11,716              2,825
                                               ==============    ==============    ==============    ==================

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997


                                                                  TRUST                             LORD ABBETT           GACC
                                        ------------------------------------------------------    ---------------    --------------
                                                                                   Growth and         Growth
                                                         Small Cap     Equity      Income              and               Money
                                         Balanced        Equity        Income      Equity             Income            Market
                                        ------------  -------------  -----------  ------------   ------------------  --------------
Accumulation phase:
   Unit balance at 12/31/96                      --            --            --          --           11,732,301            34,964
     Cova units purchased                       100           100           100         100                   --                --
     Cova units redeemed                       (100)         (100)         (100)       (100)                  --                --
     Contract units purchased                17,711        10,694        17,814      46,324            1,642,859           509,800
     Contract units transferred, net         22,818        15,454        31,967      79,433            3,230,021          (204,185)
     Contract units redeemed                 (2,450)           --           (56)     (4,084)            (816,777)          (29,528)
                                        ------------  -------------  -----------  ------------   ------------------  --------------

   Unit balance at 12/31/97                  38,079        26,148        49,725     121,673           15,788,404           311,051
     Cova units purchased                        --            --            --          --                   --                --
     Cova units redeemed                         --            --            --          --                   --                --
     Contract units purchased               128,875        44,062       157,967     269,879            1,737,150         3,293,174
     Contract units transferred, net        124,051        61,306        83,645     260,136            3,166,896        (1,834,605)
     Contract units redeemed                 (4,494)       (1,880)       (4,384)     (9,899)          (1,222,057)         (295,883)
                                        ------------  -------------  -----------  ------------   ------------------  --------------

   Unit balance at 12/31/98                 286,511       129,636       286,953     641,789           19,470,393         1,473,737
                                        ============  =============  ===========  ============   ==================  ==============

Annuitization phase:
   Unit balance at 12/31/96                      --            --            --          --                   --                --
     Units purchased                             --            --            --          --               28,068                --
     Units redeemed                              --            --            --          --               (2,022)               --
                                        ------------  -------------  -----------  ------------   ------------------  --------------

   Unit balance at 12/31/97                      --            --            --          --               26,046                --
     Units purchased                             --            --            --          --               10,428             9,003
     Units redeemed                              --            --            --          --               (3,208)             (128)
                                        ------------  -------------  -----------  ------------   ------------------  --------------

   Unit balance at 12/31/98                      --            --            --          --               33,266             8,875
                                        ============  =============  ===========  ============   ==================  ==============

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997


                                                                   RUSSELL                                  AIM
                                        --------------------------------------------------------------  -------------
                                         Multi-Style         Aggressive                      Core
                                            Equity            Equity          Non-US         Bond         Value
                                        ---------------  -----------------  -----------  -------------  -----------
Accumulation phase:
   Unit balance at 12/31/96                        --                --             --             --           --
     Cova units purchased                          --                --             --             --           --
     Cova units redeemed                           --                --             --             --           --
     Contract units purchased                      --                --             --             --           --
     Contract units transferred, net               --                --             --             --           --
     Contract units redeemed                       --                --             --             --           --
                                        ---------------  -----------------  -----------  -------------  -----------

   Unit balance at 12/31/97                        --                --             --             --           --
     Cova units purchased                          10                10             10             10           10
     Cova units redeemed                          (10)              (10)           (10)           (10)         (10)
     Contract units purchased               1,960,886           438,734        773,431      1,318,370      365,254
     Contract units transferred, net          416,532           107,823        180,088        360,854      177,976
     Contract units redeemed                  (48,988)          (10,279)       (27,727)       (69,373)     (21,340)
                                        ---------------  -----------------  -----------  -------------  -----------

   Unit balance at 12/31/98                 2,328,430           536,278        925,792      1,609,851      521,890
                                        ===============  =================  ===========  =============  ===========

Annuitization phase:
   Unit balance at 12/31/96                        --                --             --             --           --
     Units purchased                               --                --             --             --           --
     Units redeemed                                --                --             --             --           --
                                        ---------------  -----------------  -----------  -------------  -----------

   Unit balance at 12/31/97                        --                --             --             --           --
     Units purchased                               --                --             --             --           --
     Units redeemed                                --                --             --             --           --
                                        ---------------  -----------------  -----------  -------------  -----------

   Unit balance at 12/31/98                         --               --             --             --           --
                                        ===============  =================  ===========  =============  ===========

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997




                                                     AIM                                    ALLIANCE
                                        -------------------------------------  -----------------------------
                                              Capital           International    Premier       Real Estate
                                          Appreciation           Equity          Growth         Investment
                                          ----------------  -----------------  ------------ ----------------
Accumulation phase:
   Unit balance at 12/31/96                          --                --               --            --
     Cova units purchased                            --                --               --            --
     Cova units redeemed                             --                --               --            --
     Contract units purchased                        --                --               --            --
     Contract units transferred, net                 --                --               --            --
     Contract units redeemed                         --                --               --            --
                                          ----------------  -----------------  ------------ ----------------

   Unit balance at 12/31/97                          --                --               --            --
     Cova units purchased                            10                10               10            10
     Cova units redeemed                            (10)              (10)             (10)          (10)
     Contract units purchased                   134,252           148,215          523,722       136,005
     Contract units transferred, net             57,235            57,321          149,553        58,393
     Contract units redeemed                     (7,999)           (1,464)          (5,421)       (2,987)
                                          ----------------  -----------------  ------------ ----------------

   Unit balance at 12/31/98                     183,488           204,072          667,854       191,411
                                          ================  =================  ============ ================

Annuitization phase:
   Unit balance at 12/31/96                          --                --               --            --
     Units purchased                                 --                --               --            --
     Units redeemed                                  --                --               --            --
                                          ----------------  -----------------  ------------ ----------------

   Unit balance at 12/31/97                          --                --               --            --
     Units purchased                                 --                --               --            --
     Units redeemed                                  --                --               --            --
                                          ----------------  -----------------  ------------ ----------------

   Unit balance at 12/31/98                           --                 --                --             --
                                          ================  =================  ============ ================

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997



                                             LIBERTY                           GOLDMAN SACHS                        KEMPER
                                          ------------   ----------------------------------------------------  ------------------
                                                                Growth
                                            Newport              and                                Global          Dreman High
                                             Tiger              Income            International     Income          Return Equity
                                           -----------   ------------------   -------------------------------  ------------------
Accumulation phase:
   Unit balance at 12/31/96                        --                 --                 --               --              --
     Cova units purchased                          --                 --                 --               --              --
     Cova units redeemed                           --                 --                 --               --              --
     Contract units purchased                      --                 --                 --               --              --
     Contract units transferred, net               --                 --                 --               --              --
     Contract units redeemed                       --                 --                 --               --              --
                                           -----------   ------------------   ------------------  -----------  ------------------

   Unit balance at 12/31/97                        --                 --                 --               --              --
     Cova units purchased                          10                 10                 10               10              10
     Cova units redeemed                          (10)               (10)               (10)             (10)             --
     Contract units purchased                  18,873            298,119             89,807           12,114              --
     Contract units transferred, net           13,289            178,567             23,575            8,062           9,213
     Contract units redeemed                     (226)            (9,011)              (558)          (1,343)             --
                                           -----------   ------------------   ------------------  -----------  ------------------

   Unit balance at 12/31/98                    31,936            467,675            112,824           18,833           9,223
                                           ===========   ==================   ==================  ===========  ==================

Annuitization phase:
   Unit balance at 12/31/96                        --                 --                 --               --              --
     Units purchased                               --                 --                 --               --              --
     Units redeemed                                --                 --                 --               --              --
                                           -----------   ------------------   ------------------  -----------  ------------------

   Unit balance at 12/31/97                        --                 --                 --               --              --
     Units purchased                               --                 --                 --               --              --
     Units redeemed                                --                 --                 --               --              --
                                           -----------   ------------------   ------------------  -----------  ------------------

   Unit balance at 12/31/98                         --                  --                  --                --               --
                                           ===========   ==================   ==================  ===========  ==================

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997



                                                                             KEMPER                             MFS
                                                -------------------------------------------------   -----------------------------
                                                 Small Cap        Small Cap           Government
                                                   Growth           Value            Securities       Bond        Research
                                                -------------    -------------   ----------------   ----------   ------------
Accumulation phase:
   Unit balance at 12/31/96                               --               --              --              --             --
     Cova units purchased                                 --               --              --              --             --
     Cova units redeemed                                  --               --              --              --             --
     Contract units purchased                             --               --              --              --             --
     Contract units transferred, net                      --               --              --              --             --
     Contract units redeemed                              --               --              --              --             --
                                                -------------    -------------   ----------------   ----------   ------------

   Unit balance at 12/31/97                               --               --              --              --             --
     Cova units purchased                                 10               10              10              10             10
     Cova units redeemed                                 (10)             (10)            (10)             --            (10)
     Contract units purchased                         61,682          178,532          48,334             245        337,107
     Contract units transferred, net                  15,201           69,892          11,575          16,283        137,437
     Contract units redeemed                            (391)          (3,332)           (197)             --         (9,758)
                                                -------------    -------------   ----------------   ----------   ------------

   Unit balance at 12/31/98                           76,492          245,092          59,712          16,538        464,786
                                                =============    =============   ================   ==========   ============

Annuitization phase:
   Unit balance at 12/31/96                               --               --              --              --             --
     Units purchased                                      --               --              --              --             --
     Units redeemed                                       --               --              --              --             --
                                                -------------    -------------   ----------------   ----------   ------------

   Unit balance at 12/31/97                               --               --              --              --             --
     Units purchased                                      --               --              --              --             --
     Units redeemed                                       --               --              --              --             --
                                                -------------    -------------   ----------------   ----------   ------------

   Unit balance at 12/31/98                               --               --              --              --             --
                                                =============    =============   ================   ==========   ============

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997



                                                                            MFS
                                                -----------------------------------------------------------
                                                                                    F&C
                                                  Growth                         Emerging
                                                   with         Emerging          Markets          High
                                                  Income         Growth           Equity          Income
                                                -----------   --------------   --------------   -----------
Accumulation phase:
   Unit balance at 12/31/96                             --               --               --            --
     Cova units purchased                               --               --               --            --
     Cova units redeemed                                --               --               --            --
     Contract units purchased                           --               --               --            --
     Contract units transferred, net                    --               --               --            --
     Contract units redeemed                            --               --               --            --
                                                -----------   --------------   --------------   -----------

   Unit balance at 12/31/97                             --               --               --            --
     Cova units purchased                               10               10               10            10
     Cova units redeemed                               (10)             (10)             (10)          (10)
     Contract units purchased                      416,517          438,345           45,159       164,144
     Contract units transferred, net               171,689          106,215           28,739        57,879
     Contract units redeemed                        (6,772)          (4,901)            (727)       (2,814)
                                                -----------   --------------   --------------   -----------

   Unit balance at 12/31/98                        581,434          539,659           73,171       219,209
                                                ===========   ==============   ==============   ===========

Annuitization phase:
   Unit balance at 12/31/96                             --               --               --            --
     Units purchased                                    --               --               --            --
     Units redeemed                                     --               --               --            --
                                                -----------   --------------   --------------   -----------

   Unit balance at 12/31/97                             --               --               --            --
     Units purchased                                    --               --               --            --
     Units redeemed                                     --               --               --            --
                                                -----------   --------------   --------------   -----------

   Unit balance at 12/31/98                             --               --               --            --
                                                ===========   ==============   ==============   ===========

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997



                                            MFS                                Oppenheimer                              Putnam
                                      -------------  --------------------------------------------------------------  -------------
                                                                   Growth                                               Growth
                                           World                    and          High                    Strategic       and
                                        Governments   Growth       Income       Income        Bond         Bond         Income
                                      -------------  ----------  -----------  -----------  -----------  -----------  -------------
Accumulation phase:
   Unit balance at 12/31/96                     --          --           --           --           --           --             --
     Cova units purchased                       --          --           --           --           --           --             --
     Cova units redeemed                        --          --           --           --           --           --             --
     Contract units purchased                   --          --           --           --           --           --             --
     Contract units transferred, net            --          --           --           --           --           --             --
     Contract units redeemed                    --          --           --           --           --           --             --
                                      -------------  ----------  -----------  -----------  -----------  -----------  -------------

   Unit balance at 12/31/97                     --          --           --           --           --           --             --
     Cova units purchased                       10          10           10           10           10           10             10
     Cova units redeemed                        --         (10)         (10)         (10)         (10)         (10)           (10)
     Contract units purchased                  423      83,004      211,120       51,949      320,045       71,817        820,015
     Contract units transferred, net         1,674      19,949       78,591       27,811       86,123       36,774        304,805
     Contract units redeemed                   (25)     (5,792)      (4,881)      (1,247)      (4,178)        (722)        (9,152)
                                      -------------  ----------  -----------  -----------  -----------  -----------  -------------

   Unit balance at 12/31/98                  2,082      97,161      284,830       78,513      401,990      107,869      1,115,668
                                      =============  ==========  ===========  ===========  ===========  ===========  =============

Annuitization phase:
   Unit balance at 12/31/96                     --          --           --           --           --           --             --
     Units purchased                            --          --           --           --           --           --             --
     Units redeemed                             --          --           --           --           --           --             --
                                          ---------  ----------  -----------  -----------  -----------  -----------  -------------

   Unit balance at 12/31/97                     --          --           --           --           --           --             --
     Units purchased                            --          --           --           --           --           --             --
     Units redeemed                             --          --           --           --           --           --             --
                                      -------------  ----------  -----------  -----------  -----------  -----------  -------------

   Unit balance at 12/31/98                     --          --           --           --           --           --             --
                                      =============  ==========  ===========  ===========  ===========  ===========  =============

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997


                                                                                  Putnam
                                               ----------------------------------------------------------------------
                                                                                                     International
                                                  New                             International           New
                                                 Value          Vista             Growth             Opportunities
                                               -----------    -----------   --------------------   ------------------
Accumulation phase:
   Unit balance at 12/31/96                            --             --                 --                    --
     Cova units purchased                              --             --                 --                    --
     Cova units redeemed                               --             --                 --                    --
     Contract units purchased                          --             --                 --                    --
     Contract units transferred, net                   --             --                 --                    --
     Contract units redeemed                           --             --                 --                    --
                                               -----------    -----------   --------------------   ------------------

   Unit balance at 12/31/97                            --             --                 --                    --
     Cova units purchased                              10             10                 10                    10
     Cova units redeemed                              (10)           (10)               (10)                  (10)
     Contract units purchased                      16,925        116,318            394,877                38,270
     Contract units transferred, net               25,293         36,195            141,372                14,803
     Contract units redeemed                         (127)        (1,108)            (6,194)                 (264)
                                               -----------    -----------   --------------------   ------------------

   Unit balance at 12/31/98                        42,091        151,405            530,055                52,809
                                               ===========    ===========   ====================   ==================

Annuitization phase:
   Unit balance at 12/31/96                            --             --                 --                    --
     Units purchased                                   --             --                 --                    --
     Units redeemed                                    --             --                 --                    --
                                               -----------    -----------   --------------------   ------------------

   Unit balance at 12/31/97                            --             --                 --                    --
     Units purchased                                   --             --                 --                    --
     Units redeemed                                    --             --                 --                    --
                                               -----------    -----------   --------------------   ------------------

   Unit balance at 12/31/98                             --              --                  --                     --
                                               ===========    ===========   ====================   ==================

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997


                                                                         TEMPLETON                            FIDELITY
                                                   -------------------------------------------------------    ----------
                                                                                              Mutual
                                                                           Developing         Shares
                                                     International         Markets          Investments       Growth
                                                   -----------------    --------------   -----------------    ----------
Accumulation phase:
   Unit balance at 12/31/96                                   --                 --                 --               --
     Cova units purchased                                     --                 --                 --               --
     Cova units redeemed                                      --                 --                 --               --
     Contract units purchased                                 --                 --                 --               --
     Contract units transferred, net                          --                 --                 --               --
     Contract units redeemed                                  --                 --                 --               --
                                                   -----------------    --------------   -----------------    ----------

   Unit balance at 12/31/97                                   --                 --                 --               --
     Cova units purchased                                     10                 10                 10               10
     Cova units redeemed                                     (10)               (10)               (10)             (10)
     Contract units purchased                            140,734             72,847             61,499            8,130
     Contract units transferred, net                      26,597             18,743             45,054           (1,021)
     Contract units redeemed                              (2,556)            (1,630)              (518)            (361)
                                                   -----------------    --------------   -----------------    ----------

   Unit balance at 12/31/98                              164,775             89,960            106,035            6,748
                                                   =================    ==============   =================    ==========

Annuitization phase:
   Unit balance at 12/31/96                                   --                 --                 --               --
     Units purchased                                          --                 --                 --               --
     Units redeemed                                           --                 --                 --               --
                                                   -----------------    --------------   -----------------    ----------

   Unit balance at 12/31/97                                   --                 --                 --               --
     Units purchased                                          --                 --                 --               --
     Units redeemed                                           --                 --                 --               --
                                                   -----------------    --------------   -----------------    ----------

   Unit balance at 12/31/98                                    --                  --                  --                --
                                                   =================    ==============   =================    ==========

COVA VARIABLE ANNUITY ACCOUNT ONE

Notes to Financial Statements

December 31, 1998 and 1997



                                                                      FIDELITY
                                           ---------------------------------------------------------------
                                                                  Growth          Growth &       Equity-
                                               Contrafund         Opportunities    Income        Income
                                           --------------------------------------------------   ----------
Accumulation phase:
   Unit balance at 12/31/96                          --                --                 --           --
     Cova units purchased                            --                --                 --           --
     Cova units redeemed                             --                --                 --           --
     Contract units purchased                        --                --                 --           --
     Contract units transferred, net                 --                --                 --           --
     Contract units redeemed                         --                --                 --           --
                                           ---------------  ------------------   ------------   ----------

   Unit balance at 12/31/97                          --                --                 --           --
     Cova units purchased                            10                10                 10           10
     Cova units redeemed                            (10)              (10)               (10)         (10)
     Contract units purchased, net               30,391            11,440             53,646       20,381
     Contract units transferred                   2,056            (1,406)            30,141        4,635
     Contract units redeemed                        (93)             (511)           (13,954)        (884)
                                           ---------------  ------------------   ------------   ----------

   Unit balance at 12/31/98                      32,354             9,523             69,833       24,132
                                           ===============  ==================   ============   ==========

Annuitization phase:
   Unit balance at 12/31/96                          --                --                 --           --
     Units purchased                                 --                --                 --           --
     Units redeemed                                  --                --                 --           --
                                           ---------------  ------------------   ------------   ----------

   Unit balance at 12/31/97                          --                --                 --           --
     Units purchased                                 --                --                 --           --
     Units redeemed                                  --                --                 --           --
                                           ---------------  ------------------   ------------   ----------

   Unit balance at 12/31/98                          --                --                 --           --
                                           ===============  ==================   ============   ==========




COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Balance Sheets
 (In thousands)
                                                                        SEPTEMBER 30,
                                                                            1999               DECEMBER 31,
                                                                         (UNAUDITED)               1998
    ASSETS                                                              -------------          ------------
Investments:
  Debt securities available for sale at fair value
  (cost of $1,434,132 in 1999 and $1,375,198 in 1998)                    $1,378,777             $1,371,513
  Equity securities, at fair value                                            9,339                  9,037
  Mortgage loans, net of allowance for potential loan loss                  341,011                312,865
  Other invested assets                                                       4,625                      -
  Policy loans                                                               26,973                 26,295
                                                                             ------                 ------

Total investments                                                         1,760,725              1,719,710
                                                                          ---------              ---------

Cash and cash equivalents - interest bearing                                 80,487                 94,770
Cash - non-interest bearing                                                   7,221                  5,008
Accrued investment income                                                    24,123                 21,505
Deferred policy acquisition costs                                           187,214                131,973
Present value of future profits                                              43,207                 42,230
Goodwill                                                                     17,736                 18,585
Federal and state income tax recoverable                                      6,547                      -
Deferred tax benefits, net                                                   10,044                  4,786
Receivable from OakRe                                                       427,954                720,904
Due from affiliates                                                         215,812                246,198
Other assets                                                                  3,064                  6,674
Separate account assets                                                   2,186,815              1,832,396
                                                                          ---------              ---------

Total assets                                                             $4,970,949             $4,844,739
                                                                         ==========             ==========

See accompanying notes to unaudited financial statements.
(Continued)

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Balance Sheets, (Continued)

 (In thousands)
                                                                           SEPTEMBER 30,
                                                                               1999                 DECEMBER 31,
                                                                           (UNAUDITED)                 1998
                                                                           ------------             ------------
     LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
  Policyholder deposits                                                     $2,383,976               $2,643,124
  Future policy benefits                                                        58,998                   54,336
  Payable on return of collateral on loaned securities                          40,242                   25,923
  Payable on purchase of securities                                              7,158                    1,040
  Federal and state income taxes payable                                         1,419                      446
  Accounts payable and other liabilities                                        19,967                   18,714
  Future purchase price payable to OakRe                                         4,952                    6,976
  Guaranty fund assessments                                                      9,700                    9,700
  Separate account liabilities                                               2,186,811                1,832,394
                                                                             ---------                ---------

Total liabilities                                                            4,713,223                4,592,653
                                                                             ---------                ---------

Shareholder's equity:
  Common stock                                                                   5,799                    5,799
  Additional paid-in capital                                                   240,491                  220,491
  Retained earnings                                                             23,662                   26,410
  Accumulated other comprehensive loss, net of tax                             (12,226)                    (614)
                                                                              --------                    -----

Total shareholder's equity                                                     257,726                  252,086
                                                                               -------                  -------

Total liabilities and shareholder's equity                                  $4,970,949               $4,844,739
                                                                            ==========               ==========


See accompanying notes to unaudited financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Statements of Income (Unaudited)

(In thousands)

                                                                NINE MONTHS ENDED                 THREE MONTHS ENDED
                                                                  SEPTEMBER 30,                       SEPTEMBER 30,
                                                               1999           1998               1999             1998
                                                            ------------------------           ------------------------
Revenues:
Premiums                                                      $7,337         $17,133           $ (2,418)         $8,349
Net investment income                                         98,332          94,222             32,304          32,414
Net realized investment gains (losses)                       (15,695)           (221)           (10,901)          1,533
Separate account fees                                         22,437          14,865              8,111           5,432
Other income                                                   7,837           5,424              3,051           3,733
                                                               -----           -----              -----           -----

Total revenues                                               120,248         131,423             30,147          51,461
                                                             -------         -------             ------          ------

Benefits and expenses:
Interest on policyholder deposits                             75,818          69,048             26,122          23,386
Current and future policy benefits                            11,021          18,051               (897)          8,355
Operating and other expenses                                  29,448          22,583             11,308           8,882
Amortization of purchased intangible assets                    2,881           2,970                970             962
Amortization of deferred acquisition costs                     8,397           6,626              2,946           3,176
                                                               -----           -----              -----           -----

Total benefits and expenses                                  127,565         119,278             40,449          44,761
                                                             -------         -------             ------          ------

Income (loss)before income taxes                              (7,317)         12,145            (10,302)          6,700
                                                             -------          ------           --------           -----
Income tax expense(benefit):
Current                                                       (5,563)          1,857             (5,357)          3,169
Deferred                                                         994           1,050                239          (2,430)
                                                             -------           -----             ------         -------

Total income tax expense (benefit)                            (4,569)          2,907             (5,118)            739
                                                             -------           -----            -------             ---

Net income (loss)                                           $ (2,748)         $9,238            $(5,184)         $5,961
                                                            ========          ======           ========          ======


See accompanying notes to unaudited financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)


Statements of Shareholder's Equity (Unaudited)

(In thousands)

                                                                            FOR THE PERIODS ENDED
                                                                          9/30/99            12/31/98
                                                                         ---------          ---------
Common stock, at beginning and end of period                               $5,799             $5,799
                                                                           ------             ------

Additional paid-in capital:
Balance at beginning of period                                            220,491            191,491
Capital contribution                                                       20,000             29,000
                                                                           ------             ------
Balance at end of period                                                  240,491            220,491
                                                                          -------            -------

Retained earnings:
Balance at beginning of period                                             26,410             12,516
Net income (loss)                                                          (2,748)            13,894
                                                                          -------             ------
Balance at end of period                                                   23,662             26,410
                                                                           ------             ------

Accumulated other comprehensive income:
Balance at beginning of period                                               (614)             2,732
Change in unrealized depreciation of debt and
   equity securities                                                      (51,671)           (14,571)
Change in deferred acquisition costs
   attributable to unrealized depreciation                                 31,099              6,996
Change in present value of future profits
   attributable to unrealized depreciation                                  2,708              2,428

Change in deferred federal income taxes impact                              6,252              1,801
                                                                            -----              -----

Balance at end of period                                                  (12,226)              (614)
                                                                         --------              -----

Total shareholder's equity                                               $257,726           $252,086
                                                                         ========           ========

Total comprehensive income (loss):
  Net income (loss)                                                       $(2,748)           $13,894
  Other comprehensive loss (change in
     unrealized depreciation on
          debt and equity securities)                                     (11,612)            (3,346)
                                                                         --------            -------
  Total comprehensive income(loss)                                       $(14,360)           $10,548
                                                                        =========            =======


  See accompanying notes to unaudited financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Statements of Cash Flows (Unaudited)

 (In thousands)

                                                                              NINE MONTHS ENDED
                                                                                SEPTEMBER 30,
                                                                          1999                  1998
                                                                         ----------------------------

Reconciliation of net income to net cash
  provided by operating activities:
  Net income (loss)                                                       $(2,748)             $9,238
  Adjustments to reconcile to net cash
   provided by operating activities:
    Increase in future policy benefits                                      4,662              11,652
    Increase (decrease) in payables and accrued liabilities                 1,253               3,434
    Increase in accrued investment income                                  (2,618)             (2,878)
    Amortization of intangible assets                                      11,278               9,596
    Recapture commission paid to OakRe                                     (2,024)             (4,384)
    Net realized investment losses                                         15,695                 221
    Interest accumulated on policyholder deposits                          75,818              69,048
    Increase (decrease) in current and deferred
       federal income taxes                                                (4,285)                232
    Commissions and expenses deferred                                     (32,538)            (36,888)
    Other                                                                    (830)            (12,986)
                                                                            -----            --------

Net cash provided by operating  activities                                 63,663              46,285
                                                                           ------              ------

Cash flows from investing activities:
  Cash used in the purchase of investment
    securities                                                           (517,747)           (457,682)
  Proceeds from investment securities sold
    and matured                                                           419,220             422,077
  Other                                                                    (1,834)             (1,210)
                                                                          -------             -------

Net cash used in investing activities                                    (100,361)            (36,815)
                                                                        ---------            --------

See accompanying notes to unaudited financial statements.
(Continued)

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Statements of Cash Flows, (Unaudited) (Continued)

 (In thousands)

                                                                               NINE MONTHS ENDED
                                                                                 SEPTEMBER 30,
                                                                          1999                      1998
                                                                      -------------------------------------
Cash flows from financing activities:
  Policyholder deposits                                                 $615,574                 $783,679
  Transfers from OakRe                                                   341,348                  646,804
  Transfer to separate accounts                                         (320,870)                (627,741)
  Return of policyholder deposits                                       (686,524)                (652,764)
  Proceeds from security collateral on
    Securities lending                                                    14,319                        -
  Transfers from(to) RGA                                                  40,781                  (68,392)
  Capital contribution received                                           20,000                        -
                                                                          ------                   ------
Net cash provided by financing activities                                 24,628                   81,586
                                                                          ------                   ------
Increase(decrease) in cash and cash
   equivalents                                                           (12,070)                  91,056
                                                                        --------                   ------
Cash and cash equivalents - beginning of  period                          99,778                   16,576
                                                                          ------                   ------

Cash and cash equivalents - end of period                                $87,708                 $107,632
                                                                         =======                 ========


See accompanying notes to unaudited financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Notes to Interim Financial Statements - (Unaudited)

September 30, 1999 and 1998

(1)  BASIS OF PRESENTATION

The interim consolidated financial statements for Cova Financial Services Life Insurance Company (the Company) have been prepared on the basis of generally accepted accounting principles and, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation or results for such periods. The results of operations and cash flows for any interim period are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the financial statements as of December 31, 1998 and December 31, 1997, and for each of the years in the three-year period ended December 31, 1998 and related notes thereto, presented elsewhere herein. Interim financial data presented herein are unaudited.


(2)  INVESTMENTS

The Company's investments in debt and equity securities are considered available for sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as other comprehensive income. The carrying value and amortized cost of investments at September 30, 1999 were as follows:

                                                                                 SEPTEMBER 30, 1999
                                                    ---------------------------------------------------------------------------
                                                                       GROSS        GROSS           ESTIMATED
                                                      AMORTIZED     UNREALIZED    UNREALIZED           FAIR            CARRYING
                                                         COST          GAINS        LOSSES             VALUE             VALUE
                                                     -----------       -----      ---------          ---------         --------
                                                                                     (in thousands)
Debt securities:
  U.S. Government treasuries                           $28,215           $70       $(2,068)           $26,217          $26,217
  Government agency obligations                         37,844           287          (133)            37,998           37,998
  Corporate securities                                 981,037         1,828       (44,963)           937,902          937,902
  Mortgage-backed securities                           186,334           210        (3,883)           182,661          182,661
  Asset-backed securities                              200,702           846        (7,549)           193,999          193,999
                                                     -----------       -----      ---------          ---------         --------

Total debt securities                                1,434,132         3,241       (58,596)         1,378,777        1,378,777

Equity securities                                        9,339             -             -              9,339            9,339
Mortgage loans(net)                                    341,011         8,510             -            349,521          341,011
Other invested assets                                    4,625             -             -              4,625            4,625
Policy loans                                            26,973             -             -             26,973           26,973
                                                     -----------       -----      ---------          ---------         --------

Total investments                                   $1,816,080       $11,751      ($58,596)        $1,769,235       $1,760,725
                                                    ==========       =======      =========        ==========       ==========


Company's beneficial interest in
 Separate accounts                                         $4             --            --                 $4               $4
                                                           ==             ==            ==                 ==               ==


As of September 30, 1999, the Company had eight nonincome producing debt securities totaling $9,344,232. The Company's valuation allowance for potential losses on mortgage loans is $930,000 at September 30, 1999.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Notes to Interim Financial Statements - (Unaudited)

The amortized cost and estimated fair value of debt securities at September
30, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                             September 30, 1999
                                                   ---------------------------------------
                                                                                 Estimated
                                                       Amortized                   Fair
                                                         Cost                      Value
                                                   --------------             ------------
                                                                 (in thousands )
Less than one year                                      $66,103                   $66,568

Due after one years through five years                  449,620                   434,297

Due after five years through ten years                  457,775                   434,164

Due after ten years                                     274,300                   261,087

Mortgage-backed securities                              186,334                   182,661
                                                        -------                   -------

Total                                                $1,434,132                $1,378,777
                                                     ==========                ==========


At September 30, 1999, approximately 92.2% of the Company's debt securities are investment grade or are non-rated but considered to be of investment grade. Of the 7.8% non-investment grade debt securities, 5.3% are rated as BB, 1.7% are rated as B and .8% are rated as CCC and treated as impaired.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Notes to Interim Financial Statements - (Unaudited)

The components of net investment income, net realized capital gains (losses) and unrealized appreciation (depreciation) were as follows:

                                                            NINE MONTHS ENDED                  THREE MONTHS ENDED
                                                              SEPTEMBER 30,                        SEPTEMBER 30,
                                                             1999          1998                1999            1998
                                                         -----------------------           -------------------------
                                                                              (in thousands )
Income on debt securities                                  $75,708       $70,356             $24,859        $24,238

Income on short-term investments                             1,853         2,073                 840            868

Income on equity securities                                    422             -                 141              -

Income on mortgage loans                                    20,123        21,762               6,457          7,262

Income on policy loans                                       1,587         1,469                 544            504

Miscellaneous interest                                         304            92                  21             31
                                                               ---            --                  --             --

Total investment income                                     99,997        95,752              32,862         32,903

Investment expenses                                         (1,665)       (1,530)               (558)          (489)
                                                           -------       -------               -----          -----

Net investment income                                      $98,332       $94,222             $32,304        $32,414
                                                           =======       =======             =======        =======

Net realized capital gains(losses) - debt
  securities                                              $(15,695)        $(221)           $(10,901)        $1,533
                                                         =========        ======           =========         ======


                                                              NINE MONTHS ENDED:
                                                                 SEPTEMBER 30,
                                                            1999           1998
                                                        ----------------------------
                                                                (in thousands)

Unrealized appreciation (depreciation) are as follows:

  Debt securities                                         $(51,671)       $7,331

  Effects on deferred acquisition costs
    amortization                                            31,099       (3,379)

  Effects on present value of future
    profits amortization                                     2,708        (1,207)
                                                             -----       -------

  Unrealized depreciation before income taxes              (17,864)        2,745

  Unrealized income tax benefit                              6,252          (961)
                                                             -----         -----

  Net change in comprehensive income(loss)                $(11,612)       $1,784
                                                         =========        ======

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Corporation)

Notes to Interim Financial Statements - (Unaudited)


(3)      SECURITIES GREATER THAN 10% OF SHAREHOLDER'S EQUITY

As of September 30, 1999 the Company does not have any individual security that exceeds 10% of shareholder's equity.

(4)      STATUTORY SURPLUS

As of September 30, 1999, the Company's statutory capital and surplus was $109,374,575. The Company's statutory net losses for the periods ended September 30, 1999 and 1998 were $20,700,478 and $14,694,439, respectively.

(5)      RELATED-PARTY TRANSACTIONS

The Company has entered into management, operations, and servicing agreements with its affiliated companies. The affiliated companies are Cova Life Management Company, which provides management services and the employees necessary to conduct the activities of the Company; and Conning Asset Management, which provides investment advice. Additionally, a portion of overhead and other corporate expenses are allocated by the Company's ultimate parent, General American Life Insurance Company. Cova Life Administrative Service Company provides various services for the Company including underwriting, claims, and administrative functions. Expenses and fees paid to affiliated companies as of September 30, 1999 and 1998 were $17,453,991 and $16,348,203, respectively.

(6)      REINSURANCE

Effective in July 1999, the Company entered into a modified coinsurance agreement with Metropolitan Life Insurance Company (MetLife). Under the agreement, the company will cede the general account's new business and recapture business from OakRe to MetLife. There was no transfer of assets between the Company and MetLife from this agreement. In substance, the agreement represents a guarantee by MetLife of new business and recapture business by the Company during the period.


(7)      SUBSEQUENT EVENT

On August 26, 1999, the Company's ultimate parent, General American Life Insurance Company (GALIC), entered into a definitive agreement, whereby MetLife will acquire GALIC's parent company GenAmerica Corporation for $1.2 billion in cash. The purchase was approved by the Missouri Director of Insurance on November 10, 1999. The purchase was completed on January 6, 2000.

On November 18, 1999, CLMC purchased the remaining 51% interest in CLASC from another affiliate, Navisys Incorporated, for $1,184,414.

(8)      OTHER

Certain 1998 amounts have been reclassified to conform to the 1999 presentation.







                             COVA FINANCIAL SERVICES
                     LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                        Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996

                   (With Independent Auditors' Report Thereon)




                          INDEPENDENT AUDITORS' REPORT



     The Board of Directors and Shareholder
     Cova Financial Services Life Insurance Company:


     We have audited the accompanying consolidated balance sheets of Cova Financial Services Life Insurance Company and subsidiaries (a wholly owned subsidiary of Cova Corporation) (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cova Financial Services Life Insurance Company and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.





     March 4, 1999

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997


                                       ASSETS                                              1998           1997
                                                                                       -------------  -------------
                                                                                             (IN THOUSANDS)
Investments:
    Debt securities available-for-sale, at fair value (cost of
      $1,375,198 in 1998 and $1,269,362 in 1997)                                     $    1,371,513      1,280,247
    Equity securities, at fair value                                                          9,037             --
    Mortgage loans, net of allowance for potential loan loss
      of $510 in 1998 and $237 in 1997                                                      312,865        348,206
    Policy loans                                                                             26,295         24,228
                                                                                       -------------  -------------

             Total investments                                                            1,719,710      1,652,681


Cash and cash equivalents - interest-bearing                                                 94,770         12,910
Cash - noninterest-bearing                                                                    5,008          3,666
Receivable from sale of securities                                                            5,845          1,870
Accrued investment income                                                                    21,505         20,602
Deferred policy acquisition costs                                                           131,973         84,326
Present value of future profits                                                              42,230         41,486
Goodwill                                                                                     18,585         19,717
Deferred tax asset, net                                                                       4,786          7,933
Receivable from OakRe                                                                       720,904      1,426,261
Due from affiliates                                                                         246,198        127,599
Other assets                                                                                    829          2,184
Separate account assets                                                                   1,832,396      1,108,125
                                                                                       -------------  -------------

             Total assets                                                            $    4,844,739      4,509,360
                                                                                       =============  =============


See accompanying notes to consolidated financial statements.

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                     Consolidated Balance Sheets, Continued

                           December 31, 1998 and 1997


                       LIABILITIES AND SHAREHOLDER'S EQUITY                               1998            1997
                                                                                       ------------   -------------
                                                                                             (IN THOUSANDS)
Liabilities:
    Policyholder deposits                                                            $   2,643,124       3,098,287
    Future policy benefits                                                                  54,336          38,361
    Payable on return of collateral on loaned securities                                    25,923              --
    Payable on purchase of securities                                                        1,040           7,261
    Federal and state income taxes payable                                                     446           1,312
    Accounts payable and other liabilities                                                  18,714          21,912
    Future purchase price payable to OakRe                                                   6,976          12,173
    Guaranty fund assessments                                                                9,700           9,700
    Separate account liabilities                                                         1,832,394       1,107,816
                                                                                       ------------   -------------

             Total liabilities                                                           4,592,653       4,296,822
                                                                                       ------------   -------------

Shareholder's equity:
    Common stock, $2 par value.  (Authorized
      5,000,000 shares; issued and outstanding
      2,899,466 shares in 1998 and 1997)                                                      5,799           5,799
    Additional paid-in capital                                                             220,491         191,491
    Retained earnings                                                                       26,410          12,516
    Accumulated other comprehensive
      income - net of tax                                                                     (614)          2,732
                                                                                       ------------   -------------

             Total shareholder's equity                                                    252,086         212,538
                                                                                       ------------   -------------

             Total liabilities and shareholder's equity                              $   4,844,739       4,509,360
                                                                                       ============   =============


See accompanying notes to consolidated financial statements.

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                        Consolidated Statements of Income

                  Years ended December 31, 1998, 1997, and 1996


                                                             1998         1997        1996
                                                          -----------  -----------  ----------
                                                                    (in thousands)
Revenues:
    Premiums                                            $     23,875        9,368       3,154
    Net investment income                                    127,812      111,661      70,629
    Net realized gains (losses) on sales
      of investments                                          (1,600)         563         472
    Separate account fees                                     20,820       12,455       7,205
    Other income                                               5,372        4,950       3,304
                                                          -----------  -----------  ----------

             Total revenues                                  176,279      138,997      84,764
                                                          -----------  -----------  ----------

Benefits and expenses:
    Interest on policyholder deposits                         93,759       81,129      50,100
    Current and future policy benefits                        25,225       11,496       5,130
    Operating and other expenses                              27,190       21,758      16,557
    Amortization of purchased
      intangible assets                                        3,445        3,668       2,332
    Amortization of deferred policy
      acquisition costs                                        9,393        6,307       4,389
                                                          -----------  -----------  ----------

             Total benefits and expenses                     159,012      124,358      78,508
                                                          -----------  -----------  ----------

             Income before income taxes                       17,267       14,639       6,256
                                                          -----------  -----------  ----------

Income tax expense (benefit):
    Current                                                   (1,576)       1,951       1,740
    Deferred                                                   4,949        3,710         915
                                                          -----------  -----------  ----------

             Total income tax expense                          3,373        5,661       2,655
                                                          -----------  -----------  ----------

             Net income                                 $     13,894        8,978       3,601
                                                          ===========  ===========  ==========


See accompanying notes to consolidated financial statements.

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                 Consolidated Statements of Shareholder's Equity

                  Years ended December 31, 1998, 1997, and 1996


                                                                              1998          1997         1996
                                                                           -----------   -----------  -----------
                                                                                      (in thousands)
Common stock, balance at beginning
    and end of period                                                    $      5,799         5,799        5,799
                                                                           -----------   -----------  -----------

Additional paid-in capital:
    Balance at beginning of period                                            191,491       166,491      129,586
    Capital contribution                                                       29,000        25,000       36,905
                                                                           -----------   -----------  -----------

Balance at end of period                                                      220,491       191,491      166,491
                                                                           -----------   -----------  -----------

Retained earnings (deficit):
    Balance at beginning of period                                             12,516         3,538          (63)
    Net income                                                                 13,894         8,978        3,601
                                                                           -----------   -----------  -----------

Balance at end of period                                                       26,410        12,516        3,538
                                                                           -----------   -----------  -----------

Accumulated other comprehensive income:
    Balance at beginning of period                                              2,732          (784)       2,764
    Change in unrealized appreciation
      (depreciation) of debt and equity
      securities                                                              (14,571)       14,077      (13,915)
    Deferred federal income tax impact                                          1,801        (1,893)       1,910
    Change in deferred policy acquisition costs attributable
      to unrealized depreciation (appreciation)                                 6,996        (5,342)       1,561
    Change in present value of future profits
      attributable to unrealized depreciation (appreciation)                    2,428        (3,326)       6,896
                                                                           -----------   -----------  -----------

Balance at end of period                                                         (614)        2,732         (784)
                                                                           -----------   -----------  -----------

             Total shareholder's equity                                  $    252,086       212,538      175,044
                                                                           ===========   ===========  ===========

Total comprehensive income:
    Net income                                                           $     13,894         8,978        3,601
    Other comprehensive income (change in net unrealized
      appreciation (depreciation) of debt and equity securities)               (3,346)        3,516       (3,548)
                                                                           -----------   -----------  -----------

             Total comprehensive income                                  $     10,548        12,494           53
                                                                           ===========   ===========  ===========


See accompanying notes to consolidated financial statements.

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1998, 1997, and 1996


                                                                             1998          1997          1996
                                                                         -------------  ------------  ------------
                                                                                             (in thousands)
Reconciliations of net income to net cash provided by
  operating activities:
      Net income                                                       $       13,894         8,978         3,601
      Adjustments to reconcile net income to net
        cash provided by operating activities:
           Increase in future policy benefits                                  15,975         6,019           680
           Increase (decrease) in payables and
             accrued liabilities                                               (3,198)       (1,194)        2,900
           Increase in accrued investment income                                 (903)       (5,591)       (4,778)
           Amortization of intangible assets and                               12,838         9,975         6,721
             deferred policy acquisition costs
           Amortization and accretion of securities
             premiums and discounts                                            (1,767)        1,664         2,751
           Recapture commissions paid to OakRe                                 (5,197)       (4,837)       (4,483)
           Net realized loss (gain) on sale of investments                      1,600          (563)         (472)
           Interest accumulated on policyholder deposits                       93,759        81,129        50,100
           Increase (decrease) in current and
             deferred federal income taxes                                      2,281         5,917          (351)
           Separate account net income                                            (12)       (2,637)       (2,008)
           Commissions and expenses deferred                                  (50,044)      (46,142)      (34,803)
           Other                                                               (3,566)       (3,537)         (578)
                                                                         -------------  ------------  ------------

             Net cash provided by operating activities                         75,660        49,181        19,280
                                                                         -------------  ------------  ------------

Cash flows from investing activities:
    Cash used in the purchase of investment securities                       (733,049)     (809,814)     (715,274)
    Proceeds from investment securities sold and matured                      642,481       382,783       262,083
    Other                                                                      (1,159)       15,400       (14,166)
                                                                         -------------  ------------  ------------

             Net cash used in investing activities                     $      (91,727)     (411,631)     (467,357)
                                                                         -------------  ------------  ------------


See accompanying notes to consolidated financial statements.

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                Consolidated Statements of Cash Flows, Continued

                  Years ended December 31, 1998, 1997, and 1996


                                                                                  1998          1997          1996
                                                                              -------------  ------------  ------------
                                                                                                  (in thousands)
Cash flows from financing activities:
    Policyholder deposits                                                   $    1,014,075       841,174       446,784
    Transfers from OakRe                                                           812,520       637,168       574,010
    Transfer to separate accounts                                                 (789,872)     (450,303)     (126,797)
    Return of policyholder deposits                                               (889,202)     (597,425)     (491,025)
    Proceeds from security collaterals on securities lending                        25,923            --            --
    Transfers to RGA                                                              (103,175)     (120,411)           --
    Capital contributions received                                                  29,000        25,000        20,000
                                                                              -------------  ------------  ------------

             Net cash provided by financing activities                              99,269       335,203       422,972
                                                                              -------------  ------------  ------------

             Increase (decrease) in cash and
               cash equivalents                                                     83,202       (27,247)      (25,105)

Cash and cash equivalents at beginning of period                                    16,576        43,823        62,256
CFLIC contributed cash (note 9)                                                         --            --         6,672
                                                                              -------------  ------------  ------------

Cash and cash equivalents at end of period                                  $       99,778        16,576        43,823
                                                                              =============  ============  ============

See accompanying notes to consolidated financial statements.


                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996



  (1)   NATURE OF BUSINESS AND ORGANIZATION

              NATURE OF THE BUSINESS

              Cova Financial Services Life Insurance Company (CFSLIC) and subsidiaries (the Company) market and service single premium deferred annuities, immediate annuities, variable annuities, term life, single premium variable universal life, and single premium whole life insurance policies. The Company is licensed to do business in 47 states and the District of Columbia. Most of the policies issued present no significant mortality nor longevity risk to the Company, but rather represent investment deposits by the policyholders. Single premium whole life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

              Under the deferred fixed annuity contracts, interest rates credited to policyholder deposits are guaranteed by the Company for periods from one to ten years, but in no case may renewal rates be less than 3%. The Company may assess surrender fees against amounts withdrawn prior to scheduled rate reset and adjust account values based on current crediting rates. Policyholders also may incur certain federal income tax penalties on withdrawals.

              Under the variable annuity contracts, policyholder deposits are allocated to various separate account sub-accounts or the general accounts. A sub-account is valued at the sum of market values of the securities in its underlying investment portfolio. The contract value allocated to a sub-account will fluctuate based on the performance of the sub-accounts. The contract value allocated to the general accounts is credited with a fixed interest rate for a specified period. The Company may assess surrender fees against amounts withdrawn prior to the end of the withdrawal charge period. Policyholders also may incur certain federal income tax penalties on withdrawals.

              Under the single premium variable life contracts, policyholder deposits are allocated to various separate account sub-accounts. The account value allocated to a sub-account will fluctuate based on the performance of the sub-accounts. The Company guarantees a minimum death benefit to be paid to the beneficiaries upon the death of the insured. The Company may assess surrender fees against amounts withdrawn prior to the end of the surrender charge period. A deferred premium tax may also be assessed against amounts withdrawn in the first ten years. Policyholders may also incur certain federal income tax penalties on withdrawals.

              Under the term life insurance policies, policyholders pay a level premium over a certain period of time to guarantee a death benefit will be paid to the beneficiaries upon the death of the insured. This policy has no cash accumulation available to the policyholder.

              Although the Company markets its products through numerous distributors, including regional brokerage firms, national brokerage firms, and banks, approximately 89%, 73%, and 66% of the Company's sales have been through two specific brokerage firms, A.
              G. Edwards & Sons, Incorporated and Edward Jones & Company in 1998, 1997, and 1996, respectively.

              ORGANIZATION

              CFSLIC, formerly Xerox Financial Services Life Insurance Company (XFSLIC), is a wholly owned subsidiary of Cova Corporation, a subsidiary of General American Life Insurance Company (GALIC), a Missouri domiciled life insurance company. When Cova Corporation purchased CSFLIC from Xerox Financial Services, Inc. (XFSI), a wholly owned subsidiary of Xerox Corporation, it entered into a financing reinsurance transaction with OakRe Life Insurance Company (OakRe), a subsidiary of XFSLIC, to assume the economic benefits and risks of the existing single premium deferred annuity deposits (SPDAs) of CFSLIC. Ownership of OakRe was retained by XFSI subsequent to the sale of XFSLIC and other affiliates. The receivable from OakRe to the Company that was created by this transaction will be liquidated over the remaining crediting rate guaranty periods which will be substantially expired by the end of the year 2000, from the transfer of cash in the amount of the then current account value, less a recapture commission fee to OakRe on policies retained beyond their 30-day-no-fee surrender window by the Company, upon the next crediting rate reset date of each annuity policy. The Company may then reinvest that cash for those policies that are retained and thereafter assume the benefits and risks of those deposits.

              In the event that both OakRe and XFSI default on the receivable, the Company may draw funds from a standby bank irrevocable letter of credit established by XFSI in the amount of $500 million. No funds were drawn on this letter of credit during the periods ended December 31, 1998 and 1997.

              In substance, terms of the agreement have allowed the seller, XFSI, to retain substantially all of the existing financial benefits and risks of the existing business, while the purchaser, GALIC, obtained the corporate operating and product licenses, marketing, and administrative capabilities of the Company and access to the retention of the policyholder deposit base that persists beyond the next crediting rate reset date.

              The Company owns 100% of the outstanding shares of First Cova Life Insurance Company (a New York domiciled insurance company) (FCLIC) and Cova Financial Life Insurance Company (a California domiciled insurance company) (CFLIC). Ownership of CFLIC was obtained on December 31, 1996 as the result of a capital contribution by Cova Corporation. The Company has presented the consolidated financial position and results of operations for its subsidiaries from the dates of actual ownership (see note 9).


  (2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              DEBT SECURITIES

              Investments in all debt securities with readily determinable market values are classified into one of three categories: held to maturity, trading, or available-for-sale. Classification of investments is based on management's current intent. All debt securities at December 31, 1998 and 1997 were classified as available-for-sale. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported as accumulated other comprehensive income in the shareholder's equity, net of deferred effects of income tax and related effects on deferred acquisition costs and present value of future profits.

              Amortization of the discount or premium from the purchase of mortgage-backed bonds is recognized using a level-yield method which considers the estimated timing and amount of prepayments of the underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments previously anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the mortgage-backed bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding charge or credit to interest income (the "retrospective method").

              A realized loss is recognized and charged against income if the Company's carrying value in a particular investment in the available-for-sale category has experienced a significant decline in fair value that is deemed to be other than temporary.

              Investment income is recorded when earned. Realized capital gains and losses on the sale of investments are determined on the basis of specific costs of investments and are credited or charged to income. Gains or losses on financial future or option contracts which qualify as hedges of investments are treated as basis adjustments and are recognized in income over the life of the hedged investments.

              EQUITY SECURITIES

              Equity securities represent investments in nonredeemable preferred stock and common stock warrants. These securities are carried at fair value, which is determined primarily through published quotes of trading values. Changes to adjust the carrying value are reported directly in shareholder's equity. Other-than-temporary declines below cost are recorded as realized losses.

              MORTGAGE LOANS AND POLICY LOANS

              Mortgage loans and policy loans are carried at their unpaid principal balances. An allowance for mortgage loan losses is established based on an evaluation of the mortgage loan portfolio, past credit loss experience, and current economic conditions.

              Reserves for loans are established when the Company determines that collection of all amounts due under the contractual terms is doubtful and are calculated in conformity with Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan -Income Recognition and Disclosures.

              The Company had no impaired loans, and the valuation allowance for potential losses on mortgage loans was $510,000 and $237,000, at December 31, 1998 and 1997, respectively.

              CASH AND CASH EQUIVALENTS

              Cash and cash equivalents include currency and demand deposits in banks, U.S. Treasury bills, money market accounts, and commercial paper with maturities under 90 days, which are not otherwise restricted.

              SEPARATE ACCOUNT ASSETS

              Separate accounts contain segregated assets of the Company that are specifically assigned to variable annuity or life policyholders in the separate accounts and are not available to other creditors of the Company. The earnings of separate account investments are also assigned to the policyholders in the separate accounts, and are not guaranteed or supported by the other general investments of the Company. The Company earns mortality and expense risk fees from the separate account and assesses withdrawal charges in the event of early withdrawals. Separate account assets are carried at fair value.

              In order to provide for optimum policyholder returns and to allow for the replication of the investment performance of existing "cloned" mutual funds, the Company has periodically transferred capital to the separate account to provide for the initial purchase of investments in new portfolios. As additional funds have been received through policyholder deposits, the Company has periodically reduced its capital investment in the separate accounts. The Company's capital investment in the separate accounts as of December 31, 1998 and 1997, is presented in note 3.

              DEFERRED POLICY ACQUISITION COSTS

              The costs of acquiring new business which vary with and are directly related to the production of new business, principally commissions, premium taxes, sales costs, and certain policy issuance and underwriting costs, are deferred. These deferred costs are amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of deferred policy acquisition costs is adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception of the policies and contracts. The amortization and adjustments resulting from unrealized gains and losses are not recognized currently in income but as an offset to the accumulated other comprehensive income component of shareholder's equity. The amortization period is the remaining life of the policies, which is estimated to be 20 years from the date of original policy issue.

              The components of deferred policy acquisition costs are shown below. The effects on deferred policy acquisition costs of the consolidation of CFLIC (see note 9) with the Company are presented separately.

                                                                      1998          1997          1996
                                                                   ------------  ------------ -------------
                                                                               (IN THOUSANDS)
Deferred policy acquisition costs, beginning of period           $    84,326        49,833       14,468
Commissions and expenses deferred                                     50,044        46,142       34,803
Amortization                                                          (9,393)       (6,307)      (4,389)
Deferred policy acquisition costs attributable to
    unrealized depreciation (appreciation)                             6,996        (5,342)       1,561
Effects on deferred policy acquisition costs of CFLIC
    consolidation                                                        --             --        3,390
                                                                   ------------  ------------ -------------

Deferred policy acquisition costs, end of period                 $   131,973        84,326       49,833
                                                                   ============  ============ =============

              PURCHASE-RELATED INTANGIBLE ASSETS AND LIABILITIES

              In accordance with the purchase method of accounting for business combinations, two intangible assets and a future payable related to accrued purchase price consideration were established as of the purchase date.

                  Present Value of Future Profits

                  The Company established an intangible asset which represents the present value of future profits (PVFP) to be derived from both the purchased and transferred blocks of business. Certain estimates were utilized in the computation of this asset including estimates of future policy retention, investment income, interest credited to policyholders, surrender fees, mortality costs, and policy maintenance costs discounted at a pretax rate of 18% (12% net after tax).

                  In addition, as the Company has the option of retaining its SPDA policies after they reach their next interest rate reset date and are recaptured from OakRe, a component of this asset represents estimates of future profits on recaptured business. This asset will be amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities appreciation and depreciation, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of present value of future profits will be adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from inception. The amortization and adjustments resulting from unrealized appreciation and depreciation are not recognized currently in income but as an offset to the accumulated other comprehensive income reflected as a separate component of shareholder's equity. The amortization period is the remaining life of the policies, which is estimated to be 20 years from the date of original policy issue.

                  Based on current assumptions, amortization of the original in-force PVFP asset, expressed as a percentage of the original in-force asset, is projected to be 4.8%, 6.2%, 6.9%, 7.3%, and 7.1% for the years ended December 31, 1999 through 2003, respectively. Actual amortization incurred during these years may be more or less as assumptions are modified to incorporate actual results.

                  During 1996, the Company adjusted its original purchase accounting to include a revised estimate of the ultimate renewal (recapture) rate. This adjustment resulted in a reallocation of the net purchased intangible asset between PVFP, goodwill, and the future payable. This final allocation and the resulting impact on inception to date amortization was recorded, in its entirety, in 1996.

                  The components of PVFP are shown below. The effects on PVFP of the consolidation of CFLIC (see note 9) with the Company are presented separately.

                                                                  1998          1997          1996
                                                               ------------  ------------ -------------
                                                                           (IN THOUSANDS)
PVFP - beginning of period                                   $    41,486         46,389      38,155
Net amortization                                                  (1,684)        (1,577)       (473)
Present value of future profits attributable to unrealized
    depreciation (appreciation)                                    2,428         (3,326)      6,896
Adjustment due to revised push-down purchase accounting
                                                                       --              --         698
Effects on present value of future profits of CFLIC
    consolidation                                                     --             --       1,113
                                                               ------------  ------------ -------------

   PVFP - end of period                                      $    42,230         41,486      46,389
                                                               ============  ============ =============


Goodwill

Under the push-down method of purchase accounting, the excess of purchase price over the fair value of tangible and intangible assets and liabilities acquired is established as an asset and referred to as goodwill. The Company has elected to amortize goodwill on the straight-line basis over a 20-year period. The components of goodwill are shown below. The effects on goodwill of the consolidation of CFLIC (see note 9) with the Company are presented separately.


                                                                    1998         1997         1996
                                                                 -----------  ------------ ------------
                                                                            (IN THOUSANDS)
Goodwill - beginning of period                                 $    19,717       20,849       23,358
Amortization                                                        (1,132)      (1,132)        (916)
Adjustment due to revised push-down purchase accounting
                                                                         --            --       (3,626)
Effects on goodwill of CFLIC consolidation                              --           --        2,033
                                                                 -----------  ------------ ------------

Goodwill - end of period                                       $    18,585       19,717       20,849
                                                                 ===========  ============ ============

                  Future Payable

                  Pursuant to the financial reinsurance agreement with OakRe, the receivable from OakRe becomes due in installments when the SPDA policies reach their next crediting rate reset date. For any recaptured policies that continue in force into the next guarantee period, the Company will pay a commission to OakRe of 1.75% up to 40% of policy account values originally reinsured and 3.50% thereafter. On policies that are recaptured and subsequently exchanged to a variable annuity policy, the Company will pay a commission to OakRe of 0.50%.

                  The Company has recorded a future payable that represents the present value of the anticipated future commission payments payable to OakRe over the remaining life of the financial reinsurance agreement discounted at an estimated borrowing rate of 6.50%. This liability represents a contingent purchase price payable for the policies transferred to OakRe on the purchase date and has been pushed down to the Company through the financial reinsurance agreement. The Company expects that this payable will be substantially extinguished by the end of the year 2000.


The components of this future payable are shown below. The effects on the future payable on the consolidation of CFLIC (see note 9) with the Company are presented separately.

                                                                    1998         1997         1996
                                                                 -----------  ------------  ----------
                                                                            (IN THOUSANDS)
Future payable - beginning of period                           $    12,173       16,051       23,967
Interest added                                                         629          959          943
Payments to OakRe                                                   (5,826)      (4,837)      (4,483)
Adjustment due to revised push-down purchase
    accounting                                                          --           --       (5,059)
Effects on goodwill of CFLIC consolidation                              --           --          683
                                                                 -----------  ------------ -----------

Future payable - end of period                                 $     6,976       12,173       16,051
                                                                 ===========  ============ ===========

              DEFERRED TAX ASSETS AND LIABILITIES

              XFSI and GALIC agreed to file an election to treat the acquisition of the Company as an asset acquisition under the provisions of Internal Revenue Code Section 338(h)(10). As a result of that election, the tax basis of the Company's assets as of the date of acquisition was revalued based upon fair market values. The principal effect of the election was to establish a tax asset on the tax-basis consolidated balance sheet of approximately $37.9 million for the value of the business acquired that is amortizable for tax purposes over ten to fifteen years.

              POLICYHOLDER DEPOSITS

              The Company recognizes its liability for policy amounts that are not subject to policyholder mortality nor longevity risk at the stated contract value, which is the sum of the original deposit and accumulated interest, less any withdrawals. The average weighted interest crediting rate on the Company's policyholder deposits as of December 31, 1998 was 5.86%.

              FUTURE POLICY BENEFITS

              Reserves are held for future policy benefits that subject the Company to risks to make payments contingent upon the continued survival of an individual or couple (longevity risk). These reserves are valued at the present value of estimated future benefits discounted for interest, expenses, and mortality. The assumed mortality is the 1983 Individual Annuity Mortality Tables discounted at 5.50% to 8.50%, depending upon year of issue.

              Current mortality benefits payable are recorded for reported claims and estimates of amounts incurred but not reported.

              PREMIUM REVENUE

              The Company recognizes premium revenue at the time of issue on annuity policies that subject it to longevity risks. Amounts collected on annuity policies not subject to longevity risk are recorded as increases in the policyholder deposits liability. For term and single premium variable life products, premiums are recognized as revenue when due.

              OTHER INCOME

              Other income consists primarily of policy surrender charges, servicing fee from OakRe for administrating their policies, and advisory fees received from GALIC for advisory services rendered on their individual annuity products.

              FEDERAL INCOME TAXES

              The Company files a consolidated income tax return with its subsidiaries. Allocations of federal income taxes are based upon separate return calculations.

              Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

              RISKS AND UNCERTAINTIES

              In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period.
              Actual results could differ significantly from those estimates.

              The following elements of the consolidated financial statements are most affected by the use of estimates and assumptions:

                   -  Investment valuation
                   -  Amortization of deferred policy acquisition costs
                   -  Amortization of present value of future profits
                   -  Recoverability of goodwill

              The fair value of the Company's investments is subject to the risk that interest rates will change and cause a temporary increase or decrease in the liquidation value of debt securities. To the extent that fluctuations in interest rates cause the cash flows of assets and liabilities to change, the Company might have to liquidate assets prior to their maturity and recognize a gain or loss. Interest rate exposure for the investment portfolio is managed through asset/liability management techniques which attempt to control the risks presented by differences in the probable cash flows and reinvestment of assets with the timing of crediting rate changes in the Company's policies and contracts. Changes in the estimated prepayments of mortgage-backed securities also may cause retrospective changes in the amortization period of securities and the related recognition of income.

              The amortization of deferred policy acquisition costs is based on estimates of long-term future gross profits from existing policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the deferred expense.

              In a similar manner, the amortization of PVFP is based on estimates of long-term future profits from existing policies when the Company was purchased by GALIC and policies recaptured from OakRe. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the asset.

              The Company has considered the recoverability of goodwill and has concluded that no circumstances have occurred which would give rise to impairment of goodwill at December 31, 1998.

              FAIR VALUE OF FINANCIAL INSTRUMENTS

              SFAS No. 107, Disclosures About Fair Value of Financial Instruments, applies fair value disclosure practices with regard to financial instruments, both assets and liabilities, for which it is practical to estimate fair value. In cases where quoted market prices are not readily available, fair values are based on estimates that use present value or other valuation techniques.

              These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, might not be realized in the immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Because of this, and further because the value of a business is also based upon its anticipated earning power, the aggregate fair value amounts represented do not present the underlying value of the Company.

              The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                  Cash and Cash Equivalents, Short-term Investments,
                      and Accrued Investment Income

                  The carrying value amounts reported in the consolidated balance sheets for these instruments approximate their fair values. Short-term debt securities are considered available-for-sale.

                  Investment Securities and Mortgage Loans
                     (Including Mortgage-backed Securities)

                  Fair values of debt securities are based on quoted market prices, where available. For debt securities not actively traded, fair value estimates are obtained from independent pricing services. In some cases, such as private placements, certain mortgage-backed securities, and mortgage loans, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments (see note 3 for fair value disclosures).

                  Policy Loans

                  Fair values of policy loans approximate carrying value as the interest rates on the majority of policy loans are reset periodically and, therefore, approximate current interest rates.

                  Interest Rate Swaps and Financial Futures Contracts

                  The fair value of interest rate swaps and financial futures contracts are the amounts the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Amounts are based on quoted market prices or pricing models or formulas using current assumptions (see note 5 for fair value disclosures).

                  Investment Contracts

                  The Company's policy contracts require the beneficiaries to commence receipt of payments by the later of age 85 or 10 years after purchase, and substantially all permit earlier surrenders, generally subject to fees and adjustments. Fair values for the Company's liabilities for investment type contracts (policyholder deposits) are estimated as the amount payable on demand. As of December 31, 1998 and 1997, the cash surrender value of policyholder deposits was approximately $103.2 million and $151.5 million less than their stated carrying value. Of the contracts permitting surrender, substantially all provide the option to surrender without fee or adjustment during the 30 days following reset of guaranteed crediting rates. The Company has not determined a practical method to determine the present value of this option.

                  All of the Company's deposit obligations are fully guaranteed by the acquirer, GALIC, and the receivable from OakRe equal to the SPDA obligations is guaranteed by OakRe's parent, XFSI.

              REINSURANCE

              Effective in December 1998, the Company entered into a financing reinsurance agreement with GALIC. The reinsurance agreement provides that the Company will reinsurance a block of annuity business issued by GALIC on a 36% coinsurance basis. The Company recognized income and a corresponding receivable for $1.6 million related to the reinsurance agreement.

              The financing reinsurance agreement entered into with OakRe as a condition to the purchase of the Company does not meet the conditions for reinsurance accounting under generally accepted accounting principles (GAAP). The net assets initially transferred to OakRe were established as a receivable and are subsequently increased as interest is accrued on the underlying liabilities and decreased as funds are transferred back to the Company when policies reach their crediting rate reset date or benefits are claimed.

              During 1997, the Company entered into a financing reinsurance agreement with RGA Reinsurance Company (RGA), an affiliate, related to certain of the Company's single premium deferred annuity products. The agreement contains recapture provisions, at the option of the Company, beginning in 1999 at a rate of 20% per year. Deposits recorded under the contract were approximately $219 million and $120 million and are reflected as policyholder deposits in the consolidated balance sheets at December 31, 1998 and 1997, respectively.

              RECENTLY ADOPTED ACCOUNTING STANDARDS

              On January 1, 1998, SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, became fully effective. Previously, the Financial Accounting Standards Board (the FASB) had deferred until that date certain provisions of SFAS No. 125 pertaining to repurchase agreements, securities lending, and similar financing transactions. As a result of adopting the deferred provisions of SFAS No. 125, the Company has recognized on its December 31, 1998 consolidated balance sheet cash of approximately $25,923,000 related to collateral controlled on securities lending transactions and a corresponding obligation to return such collateral at the termination of such transactions. Restatement of prior period financial statements is not permitted.

              In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for the fiscal year beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided is required for comparative purposes. The Company has elected to adopt SFAS No. 130 in 1998. The adoption of SFAS No. 130 has no impact on the Company's consolidated net income or shareholder's equity. The Company's only component of accumulated other comprehensive income relates to unrealized appreciation and depreciation on debt and equity securities.

              RECENTLY ISSUED ACCOUNTING STANDARD

              SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at estimated fair value. The Company's present accounting policies would apply such accounting treatment only to marketable securities as defined under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and to off-balance sheet derivative instruments. SFAS No. 133 will broaden the definition of derivative instruments to include all classes of financial assets and liabilities. It also will require separate disclosure of identifiable derivative instruments embedded in hybrid securities. Change in the fair value of derivative instruments is to be recorded each period either in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, on the type of hedge transaction.

              SFAS No. 133 is effective for the Company beginning January 1, 2000. The Company's management is currently evaluating the impact of SFAS No. 133; at present, the management does not believe it will have a material effect on the Company's consolidated financial position or results of operations.

              OTHER

              Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

  (3)  INVESTMENTS

       The Company's investments in debt and equity securities are considered available-for-sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholder's equity. The amortized cost, estimated fair value, and carrying value of investments at December 31, 1998 and 1997, are as follows:

                                                                       1998
                                   -----------------------------------------------------------------------------
                                                       GROSS          GROSS         ESTIMATED
                                     AMORTIZED      UNREALIZED      UNREALIZED         FAIR         CARRYING
                                       COST            GAINS          LOSSES          VALUE           VALUE
                                   --------------  -------------- --------------- --------------- --------------
                                                                  (IN THOUSANDS)
Debt securities:
    U.S. Government
       treasuries                $       28,288            249            (84)          28,453          28,453
    Collateralized mortgage
    obligations                         303,577          3,067         (1,571)         305,073         305,073
    Corporate, state,
    municipalities, and
    political subdivisions            1,043,333         19,736        (25,082)       1,037,987       1,037,987
                                   --------------  -------------- --------------- --------------- --------------

        Total debt securities         1,375,198         23,052        (26,737)       1,371,513       1,371,513

Equity securities                         9,037             --             --            9,037           9,037
Mortgage loans (net)                    312,865         17,500             --          330,365         312,865
Policy loans                             26,295             --             --           26,295          26,295
                                   --------------  -------------- --------------- --------------- --------------

        Total investments        $    1,723,395         40,552        (26,737)       1,737,210       1,719,710
                                   ==============  ============== =============== =============== ==============

Company's beneficial interest
    in separate accounts
                                 $            2             --             --                2               2
                                   ==============  ============== =============== =============== ==============


                                                                       1997
                                   -----------------------------------------------------------------------------
                                                       GROSS          GROSS         ESTIMATED
                                     AMORTIZED      UNREALIZED      UNREALIZED         FAIR         CARRYING
                                       COST            GAINS          LOSSES          VALUE           VALUE
                                   --------------  -------------- --------------- --------------- --------------
                                                                  (IN THOUSANDS)
Debt securities:
    U.S. Government
    treasuries                   $        8,067            121             --            8,188           8,188
    Collateralized mortgage
    obligations                         370,802          4,504           (524)         374,782         374,782
    Corporate, state,
    municipalities, and
    political subdivisions              890,493         14,867         (8,083)         897,277         897,277
                                   --------------  -------------- --------------- --------------- --------------

        Total debt securities         1,269,362         19,492         (8,607)       1,280,247       1,280,247

Mortgage loans (net)                    348,206         24,346             --          372,552         348,206
Policy loans                             24,228             --             --           24,228          24,228
                                   --------------  -------------- --------------- --------------- --------------

        Total investments        $    1,641,796         43,838         (8,607)       1,677,027       1,652,681
                                   ==============  ============== =============== =============== ==============

Company's beneficial interest
    in separate accounts
                                 $          300              9             --              309             309
                                   ==============  ============== =============== =============== ==============

The amortized cost and estimated fair value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                             1998
                                                  ------------------------------
                                                                   ESTIMATED
                                                   AMORTIZED         FAIR
                                                      COST          VALUE
                                                  --------------  --------------
                                                        (IN THOUSANDS)
Less than one year                              $       55,653          54,942
Due after one year through five years                  504,712         498,469
Due after five years through ten years                 390,086         392,828
Due after ten years                                    121,170         120,201
Mortgage-backed securities                             303,577         305,073
                                                  --------------  --------------

              Total                             $    1,375,198       1,371,513
                                                  ==============  ==============

        At December 31, 1998, approximately 89.8% of the Company's debt securities are investment grade or are nonrated but considered to be of investment grade. Of the 10.2% noninvestment grade debt securities, 7.4% are rated as BB, 2.4% are rated as B, and 0.4% are rated C and treated as impaired.

        The Company participates in a securities lending program whereby certain securities are loaned to third parties, primarily major brokerage firms. The agreement with a custodian bank facilitating such lending requires a minimum of 102% of the initial market value of the domestic loaned securities to be maintained in a collateral pool. To further minimize the credit risk related to this lending program, the Company monitors the financial condition of the counterparties to these agreements. Securities loaned at December 31, 1998 had market values totaling $25,247,750. Cash of $25,923,295 was held as collateral to secure this agreement.
        Income on the Company's security lending program in 1998 was immaterial.

        The Company had two impaired debt securities, of which one became nonincome producing on December 31, 1998. All debt securities were income producing at December 31, 1997.

The components of investment income, realized capital gains (losses), and unrealized appreciation (depreciation) are as follows:
                                                                            1998          1997          1996
                                                                         ------------  ------------ -------------
                                                                                     (IN THOUSANDS)
Income on debt securities                                              $    94,876        84,203       53,632
Income on short-term investments                                             2,720         2,265        2,156
Income on interest rate swaps                                                   71            43           --
Income on policy loans                                                       1,980         1,852        1,454
Interest on mortgage loans                                                  28,650        24,890       13,633
Income on separate account investments                                          13         2,637          772
Loss on derivatives                                                             --        (2,035)      (1,640)
Miscellaneous interest                                                       1,644          (258)       1,773
                                                                         ------------  ------------ -------------

              Total investment income                                      129,954       113,597       71,780

Investment expenses                                                         (2,142)       (1,936)      (1,151)
                                                                         ------------  ------------ -------------

              Net investment income                                    $   127,812       111,661       70,629

Net realized capital gains (losses) are as follows:
    Debt securities                                                    $    (1,600)          537          469
    Mortgage loans                                                              --            27            4
    Short-term investments                                                      --            (1)          (1)
                                                                         ------------  ------------ -------------

              Net realized gains (losses) on investments               $    (1,600)          563          472
                                                                         ============  ============ =============


                                                                            1998          1997          1996
                                                                         ------------  ------------ -------------
                                                                                     (IN THOUSANDS)
Unrealized appreciation (depreciation) are as follows:
    Debt securities                                                    $   (3,685)        10,885       (3,192)
    Effects on deferred acquisition costs
       amortization                                                         3,215         (3,781)       1,561
    Effects on PVFP amortization                                             (473)        (2,901)         425
                                                                         ------------  ------------ -------------

         Unrealized appreciation (depreciation)
           before income tax                                                 (943)         4,203       (1,206)

    Unrealized income tax benefit (expense)                                   329         (1,471)         422
                                                                         ------------  ------------ -------------

         Net unrealized appreciation (depreciation)
           on investments                                              $     (614)         2,732         (784)
                                                                         ============  ============ =============

        Proceeds from sales, redemptions, and paydowns of investments in debt securities during 1998 were $486,264,174. Gross gains of $5,102,040 and gross losses of $6,601,099 were realized on those sales. Included in these amounts were $1,002,539 of gross gains and $6,011,305 of gross losses realized on the sale of noninvestment grade securities. Net realized losses include a 1998 impairment adjustment totaling approximately $100,000 related to two debt securities held by the Company.

        Proceeds from sales, redemptions, and paydowns of investments in debt securities during 1997 were $358,658,091. Gross gains of $1,765,242 and gross losses of $254,493 were realized on those sales. Included in these amounts were $681,159 of gross gains and $122,480 of gross losses realized on the sale of noninvestment grade securities. Net realized gains include a 1997 impairment adjustment totaling approximately $974,000 related to one debt security held by the Company.

        Proceeds from sales, redemptions, and paydowns of investments in debt securities during 1996 were $223,430,495. Gross gains of $1,158,518 and gross losses of $687,126 were realized on those sales. Included in these amounts were $28,969 of gross gains realized on the sale of noninvestment grade securities.

        Securities with a carrying value of approximately $6,400,000 at December 31, 1998 were deposited with government authorities as required by law.

  (4)   SECURITIES GREATER THAN 10% OF SHAREHOLDER'S EQUITY

        The Company does not have any individual security that exceeds 10% of shareholder's equity at December 31, 1998 and 1997.

  (5)   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

        A derivative financial instrument, in very general terms, refers to a security whose value is derived from the value of an underlying asset, reference rate, or index.

        The Company has a variety of reasons to use derivative instruments, such as to attempt to protect the Company against possible changes in the market value of its portfolio and to manage the portfolio's effective yield, maturity, and duration. All of the Company's holdings are marked to fair value monthly with the change in value reflected in unrealized appreciation/depreciation. Upon disposition, a realized gain or loss is recognized accordingly, except when the disposition closes a hedge. In this instance, the recognition of gain or loss is postponed until the disposal of the security underlying the option or futures contract.

        Summarized below are the specific types of derivative instruments used by the Company.

              INTEREST RATE SWAPS

              At December 31, 1998, the Company had two outstanding interest rate swap agreements which expire at 2002 and 2003. Under the agreements, the Company receives a fixed rate of 6.63% and 6.70% on a notional amount of $7 and $8 million, respectively, and pays a floating rate based on London Interbank Offered Rate (LIBOR). The estimated fair value of the agreements at December 31, 1998 was a net unrealized gain of approximately $0.6 million which is recognized in the accompanying consolidated balance sheet.

              At December 31, 1997, the Company has one outstanding interest rate swap agreement which expires in 2002. Under the agreement, the Company receives a fixed rate of 6.63% on $7.0 million and pays a floating rate based on LIBOR. At December 31, 1997, the estimated fair value of the agreement was immaterial.

              Under interest rate swaps, the Company agrees with counterparties to exchange, at specific intervals, the payments between floating and fixed-rate interest amounts calculated by reference to notional amounts. Net interest payments are recognized within net investment income in the consolidated statement of income.

              FUTURES

              In order to limit exposure to market fluctuations related to temporary seed money invested within the separate account, the Company entered into financial futures contracts during 1997 and 1996. No financial futures contracts were held during 1998. The Company recorded $-0-, $2,035,309, and $1,639,717 of losses from terminated contracts as a component of net investment income during 1998, 1997 and 1996, respectively. The Company also recorded gains of $-0-, $2,636,999, and $2,007,720 as a component of net investment income from market appreciation on the underlying hedged securities within the separate account during 1998, 1997, and 1996, respectively.

              A futures contract is an agreement involving the delivery of a particular asset on a specified future date at an agreed upon price. The Company utilized futures on the S&P 500 index in 1997. Upon entering into futures contracts, the Company maintains, in a segregated account with its custodian, securities with a value equal to an agreed upon portion of the notional obligation under the futures contracts. During the period the futures contract is open, payments are received from or made to the broker daily based upon changes in the value of the contract with the related income or loss reflected in the consolidated statement of income as a contra to changes in fair value of the hedged securities.

              The Company is exposed to credit related risk in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. It is the Company's policy to deal only with highly rated companies.

  (6)   COMPREHENSIVE INCOME

The components of comprehensive income are as follows:

                                                                            1998          1997          1996
                                                                         ------------  ------------ -------------
                                                                                     (IN THOUSANDS)
Net income                                                             $    13,894         8,978        3,601
                                                                         ------------  ------------ -------------
Other comprehensive income (loss), before tax -
    unrealized appreciation (depreciation) of debt and
       equity securities arising during period:
          Unrealized holding appreciation (depreciation)
              of debt and equity securities                                (12,971)       13,514      (14,387)
          Adjustment to deferred acquisition costs
              attributable to unrealized
              (appreciation) depreciation                                    6,228        (5,128)       1,614
          Adjustment to PVFP attributable to unrealized
              (appreciation) depreciation                                    2,161        (3,193)       7,130
                                                                         ------------  ------------ -------------

               Total unrealized appreciation (depreciation)
                  arising during period                                     (4,582)        5,193       (5,643)

    Less reclassification adjustments for realized (gains) losses included in net income:
          Adjustment for (gains) losses included in
              net realized gains (losses) on sales
              of investments                                                 1,600          (563)        (472)
          Adjustment for (gains) losses included in
              amortization of PVFP                                            (768)          214           53
          Adjustment for (gains) losses included in
              amortization of deferred acquisition costs                      (267)          133          234
                                                                         ------------  ------------ -------------

               Total reclassification adjustments for (gains)
                  losses included in net income                                565          (216)        (185)
                                                                         ------------  ------------ -------------

               Other comprehensive income (loss) before related
                  income tax expense (benefit)                              (5,147)        5,409       (5,458)

Related income tax expense (benefit)                                        (1,801)        1,893       (1,910)
                                                                         ------------  ------------ -------------

               Other comprehensive income (loss), net of tax                (3,346)        3,516       (3,548)
                                                                         ------------  ------------ -------------

               Comprehensive income                                    $    10,548        12,494           53
                                                                         ============  ============ =============

  (7)   POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

        The Company has no direct employees and no retired employees. All personnel used to support the operations of the Company are supplied by contract by Cova Life Management Company (CLMC), a wholly owned subsidiary of Cova Corporation. The Company is allocated a portion of certain health care and life insurance benefits for future retired employees of CLMC. In 1998, 1997, and 1996, the Company was allocated a portion of benefit costs including severance pay, accumulated vacations, and disability benefits. At December 31, 1998, CLMC had no retired employees nor any employees fully eligible for retirement and had no disbursements for such benefit commitments. The expense arising from these obligations is not material.

  (8)   INCOME TAXES

        The Company will file a consolidated federal income tax return with its wholly owned subsidiaries, CFLIC and FCLIC. Amounts payable or recoverable related to periods before June 1, 1995 are subject to an indemnification agreement with XFSI, which has the effect that the Company is not at risk for any income taxes nor entitled to recoveries related to those periods, except for approximately $0.2 million of state income tax recoveries.

Income taxes are recorded in the consolidated statement of income and directly in certain shareholder's equity accounts. Income tax expense for the years ended
December 31 is allocated as follows:

                                                              1998          1997          1996
                                                           ------------  ------------ -------------
                                                                       (IN THOUSANDS)
Statements of income:
    Operating income (excluding realized
       investment gains and losses)                      $    3,906        5,464         2,493
    Realized investment gains (losses)                         (533)         197           162
                                                           ------------  ------------ -------------

         Income tax expense (benefit)
           included in the consolidated
           statements of income                               3,373        5,661         2,655

Shareholder's equity -
    change in deferred federal income
       taxes related to unrealized
       appreciation (depreciation)
       on securities                                         (1,801)       1,893        (1,910)
                                                           ------------  ------------ -------------

         Total income tax expense                        $    1,572        7,554           745
                                                           ============  ============ =============


The actual federal income tax expense differed from the expected tax expense computed by applying the U.S. federal statutory rate to income before taxes on income as follows:
                                                          1998                 1997                1996
                                                   ------------------   ------------------- --------------------
                                                                          (IN THOUSANDS)
Computed expected tax expense                   $    6,043     35.0% $    5,124  35.0%    $   2,190     35.0%
State income taxes, net                                 (8)      --         (33) (0.2)           77      1.2
Amortization of intangible assets                      396      2.3         396   2.7           320      5.1
Dividend received deduction - separate
    account                                         (3,183)   (18.5)         --    --            --      --
Other                                                  125      0.7         174   1.2            68      1.1
                                                   --------- --------   -------- ---------- --------- ----------

             Total                              $    3,373     19.5% $    5,661  38.7%    $   2,655     42.4%
                                                   ========= ========   ======== ========== ========= ==========

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and
1997 follows:
                                                                            1998         1997
                                                                         -----------  ------------
                                                                              (IN THOUSANDS)
Deferred tax assets:
    Policy reserves                                                    $    31,003       25,312
    Liability for commissions on recapture                                   2,896        4,715
    Tax basis of intangible assets purchased                                 5,351        5,791
    DAC "Proxy Tax"                                                         20,619       14,594
    Other deferred tax assets                                                2,690           31
                                                                         -----------  ------------

              Total deferred tax assets                                     62,559       50,443
                                                                         -----------  ------------

Deferred tax liabilities:
    PVFP                                                                    11,013        9,734
    Unrealized (depreciation) appreciation on investments                     (330)       1,472
    Deferred policy acquisition costs                                       46,190       29,514
    Other deferred tax liabilities                                             900        1,790
                                                                         -----------  ------------

              Total deferred tax liabilities                                57,773       42,510
                                                                         -----------  ------------

              Net deferred tax assets                                  $     4,786        7,933
                                                                         ===========  ============

        A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes the deferred tax assets will be fully realized in the future based upon expectation of the reversal of existing temporary differences, anticipated future earnings, and consideration of all other available evidence. Accordingly, no valuation allowance is established.

  (9)   RELATED-PARTY TRANSACTIONS

        On December 31, 1997, CLMC and Navisys Incorporated, affiliated companies, purchased certain assets of Johnson & Higgins/Kirke Van Orsdel, Inc. (J&H/KVI), an unaffiliated Delaware corporation, for $2,500,000. The purchased assets are the administrative and service systems that provide the marketing, underwriting, claims, and administrative functions for the Company's life and annuity products. On January 1, 1998, the purchased assets of J&H/KVI were merged into Cova Life Administrative Service Company (CLASC). Navisys Incorporated purchased 51% of CLASC, the remaining 49% was purchased by CLMC.

        The Company has entered into management, operations, and servicing agreements with its affiliated companies. The affiliated companies are CLMC, a Delaware corporation, which provides management services and the employees necessary to conduct the activities of the Company; and Conning Asset Management, which provides investment advice. Additionally, a portion of overhead and other corporate expenses are allocated by the Company's ultimate parent, GALIC. CLASC provides various services for the Company including underwriting, claims, and administrative functions. Expenses and fees paid to affiliated companies in 1998, 1997, and 1996 for the Company were $20,923,330, $9,400,517, and $6,618,303, respectively.

        In 1998 and 1997, the Company received approximately $3.2 million and $1.1 million, respectively, in advisory fees from GALIC related to advisory services on GALIC's individual annuity products.

        On December 31, 1996, Cova Corporation transferred its ownership of CFLIC to the Company. The transfer of ownership was recorded as additional paid-in capital and increased shareholder's equity on the Company's December 31, 1996 balance sheet by approximately $16.9 million. This change in direct ownership had no effect on the operations of either the Company or CFLIC as both entities had existed under common management and control prior to the December 31, 1996 transfer. Although CFLIC's balance sheet is fully consolidated with the Company's December 31, 1996 balance sheet, CFLIC's 1996 income and cash flows statements have not been consolidated with the Company's 1996 income or cash flows statements. However, CFLIC's December 31, 1996 cash balance of $6.7 million is included in the Company's consolidated cash flows statement.

(10)    STATUTORY SURPLUS AND DIVIDEND RESTRICTION

        GAAP differs in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory accounting principles).

        The major differences arise principally from the immediate expense recognition of policy acquisition costs and intangible assets for statutory reporting, determination of policy reserves based on different discount rates and methods, the recognition of deferred tax under GAAP reporting, the nonrecognition of financial reinsurance for GAAP reporting, the establishment of an asset valuation reserve as a contingent liability based on the credit quality of the Company's investment securities, and an interest maintenance reserve as an unearned liability to defer the realized gains and losses of fixed income investments presumably resulting from changes to interest rates and amortize them into income over the remaining life of the investment sold. In addition, adjustments to record the carrying values of debt securities and certain equity securities at fair value are applied only under GAAP reporting, and capital contributions in the form of notes receivable from an affiliated company are not recognized under GAAP reporting.

        Purchase accounting creates another difference as it requires the restatement of GAAP assets and liabilities to their estimated fair values and shareholder's equity to the net purchase price. Statutory accounting does not recognize the purchase method of accounting.

        As of December 31, the differences between statutory capital and surplus and shareholder's equity determined in conformity with GAAP are as follows:

                                                                 1998          1997
                                                              -------------  -------------
                                                                    (IN THOUSANDS)
Statutory capital and surplus                              $      104,740        90,439
Reconciling items:
    GAAP investment valuation reserves                               (510)         (237)
    Statutory asset valuation reserve                              19,206        18,301
    Statutory interest maintenance reserve                          5,983         3,080
    GAAP investment adjustments to fair value                      (3,685)       10,885
    GAAP deferred policy acquisition costs                        131,973        84,326
    GAAP basis policy reserves                                    (52,305)      (39,921)
    GAAP deferred federal income taxes (net)                        4,786         7,933
    GAAP guarantee assessment adjustment                           (9,700)       (9,700)
    GAAP goodwill                                                  18,373        19,457
    GAAP present value of future profits                           42,230        41,486
    GAAP future purchase price payable                             (6,976)      (12,173)
    Other                                                          (2,029)       (1,338)
                                                              -------------  -------------

          GAAP shareholder's equity                        $      252,086       212,538
                                                              =============  =============


                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996




        Statutory  net losses for  CFSLIC  for the years  ended
        December 31,  1998,  1997,  and 1996 were  $2,830,105,
        $9,816,357, and $13,575,788, respectively.

        The maximum amount of dividends which can be paid by State of Missouri insurance companies to shareholders without prior approval of the insurance commissioner is the greater of 10% of statutory earned surplus or statutory net gain from operations for the preceding year. Due to the 1998 statutory net loss and the Company's negative earned surplus at December 31, 1998, no dividends are permissible in 1999 without prior approval of the insurance commissioner.

        The National Association of Insurance Commissioners has developed certain risk based capital (RBC) requirements for life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 1998, the Company's total adjusted capital and authorized control level RBC were $123,947,126 and $27,386,910, respectively. This level of adjusted capital qualifies under all tests.

(11)    GUARANTY FUND ASSESSMENTS

        The Company participates with life insurance companies licensed throughout the United States in associations formed to guarantee benefits to policyholders of insolvent life insurance companies. Under state laws, as a condition for maintaining the Company's authority to issue new business, the Company is contingently liable for its share of claims covered by the guaranty associations for insolvencies incurred through 1998, but for which assessments have not yet been determined nor assessed, to a maximum in each state generally of 2% of statutory premiums per annum in the given state. Most states then permit recovery of assets as a credit against premium of other state taxes over, most commonly, five years.

        In November 1998, the National Organization of Life and Health Guaranty Associations distributed a study of the major outstanding industry insolvencies, with estimates of future assessments by state. Based on this study, the Company has accrued a liability for approximately $9,700,000 in future assessments on insolvencies that occurred before December 31, 1998. Under the coinsurance agreement between the Company and OakRe (see note 1), OakRe is required to reimburse the Company for any future assessments that it pays which relate to insolvencies occurring prior to June 1, 1995. As such, the Company has recorded a receivable from OakRe for approximately $9,700,000. The Company paid approximately $1,500,000, $3,000,000, and $2,000,000 in guaranty fund assessments in 1998, 1997, and 1996, respectively. These payments were substantially reimbursed by OakRe. At the same time, the Company is liable to OakRe for 80% of any future premium tax recoveries that are realized from any such assessments and may retain the remaining 20%. The credits retained for 1998 were not material.

(12)    SUBSEQUENT EVENT

        On January 31, 1999, the Company modified its financing reinsurance agreement with RGA related to the Company's certain single premium deferred annuity products. Under the modified financing reinsurance agreement, the Company will no longer reinsure any new single premium deferred annuity product policies with RGA.




                                    PART C
                              OTHER INFORMATION


ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS

a.         Financial Statements
           ---------------------------------------------------------------

           The following financial statements of the Separate Account are included in Part B hereof:

            1.  Statement of Assets and Liabilities as of September 30, 1999.
            2. Statement of Operations for the nine months ended September 30, 1999.
            3. Statements of Changes in Net Assets for the nine months ended September 30, 1999 and the year ended December 31, 1998.
            4.  Notes to Financial Statements - September 30, 1999.

            5.  Independent Auditors' Report.
            6.  Statement of Assets and Liabilities as of December 31, 1998.
            7. Statement of Operations for the year ended December 31, 1998.
            8. Statements of Changes in Net Assets for the years ended December 31, 1998 and 1997.
            9.  Notes to Financial Statements - December 31, 1998 and 1997.

           The following financial statements of the Company are included In Part B hereof.


            1. Consolidated Balance Sheets as of September 30, 1999 and
               December 31, 1998.
            2. Consolidated Statements of Income for the three and nine months ended September 30, 1999 and 1998.
            3. Consolidated Statements of Shareholder's Equity for the nine months ended September 30, 1999 and the year ended December 31, 1998.
            4. Consolidated Statements of Cash Flows for the nine months ended
               September 30, 1999 and 1998.
            5. Notes to Consolidated Financial Statements - September 30, 1999
               and 1998.

            6. Independent Auditors' Report.

            7. Consolidated Balance Sheets as of December 31, 1998 and 1997.

            8. Consolidated Statements of Income for the years ended December
               31, 1998, 1997 and 1996.

            9. Consolidated Statements of Shareholder's Equity for the years ended December 31, 1998, 1997 and 1996.

           10. Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996.

           11. Notes to Consolidated Financial Statements - December 31, 1998, 1997 and 1996.

    b.     Exhibits
           ---------------------------------------------------------------

       1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account.(1)

       2.  Not Applicable.


       3.  Principal Underwriter's Agreement.(2)

       4. Individual Flexible Purchase Payment Deferred Variable Annuity Contract.(1)

       5.  Application for Variable Annuity.(1)

       6.(i)  Copy of Articles of Incorporation of the Company.(3)
         (ii) Copy of the Bylaws of the Company.(3)

       7.  Not Applicable.

       8.(i) Form of Fund Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., Cova Financial Services Life Insurance Company, on behalf of itself and its Separate Accounts, and Cova Life Sales Company(4)

         (ii) Form of Participation Agreement among Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc. and Cova Financial Services Life Insurance Company(5)

       9.  Opinion and Consent of Counsel.

      10.  Consent of Independent Auditors.

      11.  Not Applicable.

      12.  Agreement Governing Contribution.(1)

      13.  Not Applicable

      14.  Company Organizational Chart.

      (1) incorporated by reference to Registrant's Form N-4 (File Nos. 333-90405 and 811-5200) as electronically filed on November 5, 1999.
      (2) incorporated by reference to Registrant's Amendment No. 24 (File
          Nos. 333-34741 and 811-5200) as electronically filed on November 19, 1997.
      (3) incorporated by reference to Registrant's Amendment No. 20 to Form N-4 (File Nos. 33-39100 and 811-5200) as electronically filed on April 23, 1997.
      (4) incorporated by reference to Registrant's Post-Effective Amendment
          No. 1 to Form N-4 (File Nos. 333-34741 and 811-5200) as electronically filed on January 26, 1998.
      (5) incorporated by reference to Registrant's Post-Effective Amendment
          No. 4 to Form N-4 (File Nos. 333-34741 and 811-5200) as electronically filed on April 30, 1999.


ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors of the Company:

Name and Principal                Positions and Offices
 Business Address                 with Depositor
_______________________________   ____________________________________
Richard A. Liddy                  Chairman of the Board and Director
700 Market Street
St. Louis, MO 63101

Lorry J. Stensrud                 President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

John W. Barber                    Director
13045 Tesson Ferry Road
St. Louis, MO 63128

William P. Boscow                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

Connie A. Doern                   Vice President
4700 Westown Parkway
West Des Moines, IA 50266

Patricia E. Gubbe                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Philip A. Haley                   Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

J. Robert Hopson                  Vice President,
One Tower Lane, Suite 3000        Chief Actuary and Director
Oakbrook Terrace, IL  60181-4644

E. Thomas Hughes, Jr.             Treasurer and Director
700 Market St.
St. Louis, MO 63101

Douglas E. Jacobs                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Lisa O. Kirchner                  Vice President
4700 Westown Parkway
West Des Moines, IA 50266

James W. Koeger                   Assistant Treasurer
700 Market Street
St. Louis, MO 63101

William C. Mair                   Vice President
One Tower Lane, Suite 3000        and Director
Oakbrook Terrace, IL  60181-4644

Matthew P. McCauley               Assistant Secretary and Director
700 Market St.
St. Louis, MO 63101

Mark E. Reynolds                  Executive Vice President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

Myron H. Sandberg                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

John W. Schaus                    Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Bernard J. Spaulding              Senior Vice President, General
One Tower Lane, Suite 3000        Counsel and Secretary
Oakbrook Terrace, IL  60181-4644

Joann T. Tanaka                   Senior Vice President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Patricia M. Wersching             Assistant Treasurer
700 Market Street
St. Louis, MO 63101

Peter L. Witkewiz                 Vice President and Controller
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

A company organizational chart is filed as Exhibit 14 to this registration statement.

ITEM 27.   NUMBER OF CONTRACT OWNERS

Not Applicable.

ITEM 28.   INDEMNIFICATION

The Bylaws of the Company (Article IV, Section 1) provide that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITERS

     (a) Cova Life Sales Company is the principal underwriter for the following investment companies (other than Registrant):

   Cova Variable Annuity Account Five
   Cova Variable Life Account One
   Cova Variable Life Account Five
   First Cova Variable Annuity Account One
   Cova Variable Annuity Account Four
   General American Separate Account Twenty-Eight
   General American Separate Account Twenty-Nine

     (b) Cova Life Sales Company is the principal underwriter for the Contracts. The following persons are the officers and directors of Cova Life Sales Company. The principal business address for each officer and director of Cova Life Sales Company is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

Name and Principal     Positions and Offices
 Business Address      with Underwriter

Lorry J. Stensrud      Director

Patricia E. Gubbe      President, Chief Compliance Officer and Director

William C. Mair        Director

Philip A. Haley        Vice President

Shari Ruecker          Vice President

Mark E. Reynolds       Treasurer

James W. Koeger        Assistant Treasurer

Bernard J. Spaulding   Secretary

     (c)  Not Applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

William Flory, whose address is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644 and Cova Life Administration Services Company, 4700 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266 maintain physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.   MANAGEMENT SERVICES

Not Applicable.

ITEM 32.     UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Cova Financial Services Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                               REPRESENTATIONS

     The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                    SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Oakbrook Terrace, and State of Illinois on this 25th day of January, 2000.

                          COVA VARIABLE ANNUITY ACCOUNT ONE
                          (Registrant)


                     By:  COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY


                     By: /S/ BERNARD J. SPAULDING
                          -------------------------------------------

                           Senior Vice President, General Counsel and Secretary

                          COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                          Depositor


                     By: /S/ BERNARD J. SPAULDING
                         -----------------------------------------------------
                          Senior Vice President, General Counsel and Secretary



As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                        Chairman of the Board and
----------------------  Director                  --------
Richard A. Liddy                                   Date

/S/ LORRY J. STENSRUD   President and Director     1/25/00
----------------------                            --------
Lorry J. Stensrud                                  Date

/S/ J. ROBERT HOPSON    Director                   1/25/00
----------------------                            --------
J. Robert Hopson                                   Date

William C. Mair*        Director                   1/25/00
----------------------                            --------
William C. Mair                                    Date


E. Thomas Hughes, Jr.*  Treasurer and Director     1/25/00
----------------------                            --------
E. Thomas Hughes, Jr.                              Date

Matthew P. McCauley*    Director                   1/25/00
----------------------                            --------
Matthew P. McCauley                                Date

John W. Barber*         Director                   1/25/00
----------------------                            --------
John W. Barber                                     Date

/S/ MARK E. REYNOLDS    Director                   1/25/00
----------------------                            --------
Mark E. Reynolds                                   Date


/S/ J. TERRI TANAKA                                1/25/00
---------------------   Director                  --------
J. Terri Tanaka                                    Date

/S/ PETER L. WITKEWIZ                              1/25/00
----------------------  Controller                --------
Peter L. Witkewiz                                  Date



                                  *By:  /S/ LORRY J. STENSRUD
                                        ____________________________________
                                        Lorry J. Stensrud, Attorney-in-Fact



                              INDEX TO EXHIBITS


EX-99.B9    Opinion and Consent of Counsel.
EX-99.B10   Consent of Independent Auditors.
EX-99.B14   Company Organizational Chart.